0 82-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 31 August 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.




09046878

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dlw 9/8

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Interested Party by Virtue of Holdings*	*29/07/09*	*1*
2.	*Interested Party by Virtue of Holdings*	*29/07/09*	*2*
3.	*Appointment of Director*	*02/08/09*	*3*
4.	*Senior Office Holder who Ceased Holding Office*	*02/08/09*	*4*
5.	*Schedule of Senior Office Holders*	*02/08/09*	*5*
6.	*Interested Parties*	*03/08/09*	*6*
7.	*Change in Register of Shareholders*	*04/08/09*	*7*
8.	*Change in Issued Capital of the Corporation*	*04/08/09*	*8*
9.	*Interested Party by Virtue of Holdings - Amendment*	*05/08/09*	*9*
10.	*Interested Party by Virtue of Holdings - Amendment*	*05/08/09*	*10*
11.	*Changes in Holdings of Interested Parties*	*05/08/09*	*11*
12.	*Changes in Holdings of Interested Parties*	*05/08/09*	*12*
13.	*Changes in Holdings of Interested Parties*	*05/08/09*	*13*
14.	*Changes in Holdings of Interested Parties*	*05/08/09*	*14*
15.	*Changes in Holdings of Interested Parties*	*05/08/09*	*15*
16.	*Schedule of holdings of Interested Parties and Senior Office Holders*	*05/08/09*	*16*
17.	*Resolution of the Company*	*06/08/09*	*17*
18.	*Interested Parties*	*06/08/09*	*18*
19.	*Interested Parties*	*06/08/09*	*19*
20.	*Changes in Holdings of Interested Parties*	*09/08/09*	*20*

Schedule 1

082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 29/07/2009
Reference: 2009-01-182262

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Became
an Interested Party of the Corporation by Virtue of His Holdings
Regulation 33(e) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. **Details of the Holder**:
First Name: ________
First name in English as shown in passport: _________
Surname/Name of Corporation: *Excellence Investments Ltd*
Surname/Name of Corporation in English:
Category of Identity Number: *Number at the Registrar of Companies in Israel*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Address: *7 Jabotinsky, Ramat Gan 52520*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Became an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *July 27, 2009.*
   d. Nature of the Transaction: *Increase* due to *purchase through Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *55,993,935*
   f. Price at which the Transaction Was Executed: ____ _____ _____
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*55,993,935*	*No*	*4.25*	*4.25*	*4.17*	*4.17*

b. ○ The Holder is not a banking corporation or an insurer:
●The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*
Provident funds and provident fund management companies	*Bank Hapoalim Ordinary Shares*	*662577*	*11,987,816*	*No*
Joint investment trust fund management companies	*Bank Hapoalim Ordinary Shares*	*662577*	*3,858,495*	*No*
Nostro account	*Bank Hapoalim Ordinary Shares*	*662577*	*40,147,624*	*No*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4. *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
5. *If the interested party is a corporation, the name of the controlling party should be stated.*

* *It should be stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. ● The interested party does not hold shares or convertible securities of a subsidiary or a related company of the reporting corporation
   ○ The interested party holds shares or convertible securities of a subsidiary or a related company of the reporting corporation, as set forth below:

1.
Name of the Subsidiary or Related Company of the Reporting Corporation:
Category of Identity Number:
Identity Number:
Citizenship/Country of Incorporation or Registration:
Country of Citizenship/Incorporation or Registration:
Nature of the Connection with the Reporting corporation:
Category of Security: Quantity of Security:
Extent of Capital Holding: ____% Extent of Holding of Voting Power: _________%

5. Additional Details:

6. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009* at *1:59 p.m.*

Despite our requests from the Phoenix, we have not yet received from Excellence the company's structure of holdings.

Schedule 2

082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 29/07/2009
Reference: 2009-01-182241

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Person Who Became
an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(e) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. **Details of the Holder**:
   First Name: _________
   First name in English as shown in passport: __________
   Surname/Name of Corporation: *The Phoenix Insurance Company Ltd*
   Surname/Name of Corporation in English:
   Category of Identity Number: *Number at the Registrar of Companies in Israel*
   Identity Number: *520023185*
   Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
   Country of Citizenship/Incorporation or Registration: ________
   Address: *53 Derech HaShalom, Givatayim*
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Became an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *July 27, 2009.*
   d. Nature of the Transaction: *Increase* due to *purchase through Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *18,636,071*
   f. Price at which the Transaction Was Executed: _____ ______ ______
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*18,636,071*	*No*	*1.41*	*1.41*	*1.39*	*1.39*

b. ○ The Holder is not a banking corporation or an insurer:
●The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*
Provident funds and provident fund management companies	*Bank Hapoalim Ordinary Shares*	*662577*	*2,706,607*	*No*
Joint investment trust fund management companies	*Bank Hapoalim Ordinary Shares*	*662577*	*15,929,464*	*No*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
5. *If the interested party is a corporation, the name of the controlling party should be stated.*
* *It should be stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. ● The interested party does not hold shares or convertible securities of a subsidiary or a related company of the reporting corporation
○ The interested party holds shares or convertible securities of a subsidiary or a related company of the reporting corporation, as set forth below:

1.
Name of the Subsidiary or Related Company of the Reporting Corporation:
Category of Identity Number:
Identity Number:
Citizenship/Country of Incorporation or Registration:
Country of Citizenship/Incorporation or Registration:
Nature of the Connection with the Reporting corporation:
Category of Security: Quantity of Security:
Extent of Capital Holding: ____% Extent of Holding of Voting Power: _________%

5. Additional Details:

6. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009* at *1:59 p.m.*

Despite our requests, we have not yet received from the Phoenix the company's structure of holdings.

Schedule 3
082-34955

בנק הפועלים בע"מ
BANK HAPOALIM B.M.
Number at the Registrar: 520000118
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 02/08/2009
Reference: 2009-01-183342

To	To
Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Appointment of a Director (Who Is Not a Corporation) or an Individual Holding Office on Behalf of a Corporation That Is a Director

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Explanation: Under Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, a list of senior office holders should be submitted concurrently in the framework of Tav 097.

1. Family Name and First Name: *Seroussi Yair*

Category of Identifying Number: *Identity Document Number*

Identifying Number: *053654927*

Citizenship: *Private person with Israeli citizenship*

Country of Citizenship: ____________

2. Date of Birth: *27/11/1955*

3. Address for Service of Legal Process: *Hadeganim 17, Givatayim.*

4. The offices to which appointed:

Chairman of the Board of Directors	____________

If appointed as Chairman of the Board of Directors of the Corporation, does he also serve as general manager:

No

Explanation: The following particulars should be filled in if he is appointed as a director on behalf of a corporation that is a director.

Name of the corporation that is a director that appointed the individual: ____________

Category of Identifying Number: ____________

Identifying Number: ____________

Country of Incorporation or Registration: ____________

Country: ____________

5. Previous Office in the Company prior to the Appointment:

Other	From 1997 to 2002 served as an external director on the Board of Directors
Other	From 04/06/2009 to 01/08/2009 held the office of Deputy Chairman of the Board of Directors

6. Date of Commencement of Office: *01/08/2009*

7. Education:

Degree	Field	Name of Academic Institution
Bachelor's	*Economics and Political Science*	*Hebrew University*

Other Education and Professional Diplomas:

____

8. Main Occupations During Last 5 Years:

Position	Place	Period
Senior Adviser	*Morgan Stanley Investment Bank in Israel*	*1993 - 31/07/2009*
Chairman of the Fund	*Mustang Mezzanine Investments*	*2008-(about to leave)*
Director	*Mustang Fund Management Ltd.*	*2008-(about to leave)*
Member of Investment Committee	*Sky1 Fund (Private Equity)*	*2008-(about to leave)*
Member of Investment Committee	*Assets of the Hebrew University*	*2003-7/2007*
External Director	*The Israel Corporation Ltd.*	*2006-2009*
Director	*City Invest Ltd.*	*2007-2009*
Chairman of the Investment Committee	*Mivtachim the Old Pension Fund*	*2003-2009*
External Director	*Wintegra Ltd.*	*2005-2008*
External Director	*Aspen Building & Development Ltd.*	*2004-2007*

9. Appointed as substitute director of ________ and his term of office is until _______

Explanation: To be filled in if appointed as a substitute director.

10. The director *holds office* as a director of another corporation.

Explanation: If he holds office as a director of another corporation, please list the corporations in which he serves as a director.
DSP Group Ltd.; Frutarom Industries Ltd.; Europort Ltd.; Amdeal Y.S. Ltd.; Amdeal Holdings (1999) Ltd.; Member of the Board of Trustees of the Hebrew University and a Member of the Advisory Committee of the Caesarea Centre.

11. The director *is* an employee of the Corporation, of a subsidiary company, of a related company thereof or of an interested party thereof.

Explanation: If he is an employee of the Corporation or a subsidiary company, a company related to it or of an interested party thereof, please list the offices he holds as aforesaid.

The director is deemed the Chairman of the Board of Directors even when labour relations exist between himself and the Corporation.

12. The director *is not* a member of the family of another interested party of the Corporation.

Explanation: If the director is a member of the family of another interested party of the Corporation, please give particulars:

__________.

13.

a. The director *does not hold* any securities of the Corporation.

Following is an inventory of his holdings:

Name, Class and Series of the Security	Number of the Security on the Stock Exchange	Quantity of Securities	Dormant	Extent of Holding		Extent of Holding (Fully Diluted)	
				Capital	Voting	Capital	Voting
____	____	____	____	____	____	____	____

b. The director *does not hold* any securities of a subsidiary company or a related company of the corporation.

____

14. The director *is* a member of a committee or committees of the Board of Directors:

Explanation: If the director is a member of a committee or committees of the Board of Directors, please give particulars.
Chairman of the committees of the Board of Directors: Credit Committee, Salaries and Human Resources Committee, Expense Control and Streamlining Committee, Prospectus Committee, Investment Approval Committee, Overseas Banking and Global International Activity Committee, New Products Committee.

15. Does the company consider the director as having accounting and financial expertise? *Yes.*

16. Does the company consider the director as being independent? *No.*

17. The director's declaration pursuant to Section 224 B of the Companies Law: 020809_isa.pdf
Explanation: It is a requirement that the director's declaration be attached where the director's appointment has been made other than by the General Meeting.

Remarks to Paragraph 4 and 5 - further to and as set forth in the immediate report of 01/06/2009 the reference number of which is 130656-01-2009, in the immediate report of 02/06/2009 the reference number of which is 130716-01-2009 and in the immediate report of 04/06/2009 the reference number of which is 133572-01-2009, which were communicated to the Securities Authority and to the Tel Aviv Stock Exchange Ltd. by means of the electronic proper disclosure system of the Securities Authority, it was reported that the Board of Directors of the Bank, at its meeting on 01/06/2009 in the hours of the evening, resolved to elect Mr. Yair Seroussi as a member of the Board of Directors of the Bank, and as Deputy Chairman of the Board of Directors in which [capacity] he will serve for a period of two months (namely until 31/07/2009), at the end of which he will be appointed as Chairman of the Board of Directors beginning 01/08/2009.

The aforesaid election and appointment were finally approved by the Supervision of Banks on 04/06/2009 as set forth above.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference):
2009-01-133572 ***2009-01-130716*** ***2009-01-130656***
Previous names of reporting entity:

Date on which the structure of the form was updated: 12/07/2009

Name of Electronic Reporter: Yoram Weissbrem, His Job Title: Secretary of the Company
Yehuda Halevy 63 Tel Aviv 65781, Telephone: 03-567 3800, Fax: 03-567 4576
Electronic Mail: yoram.weissbrem@mailpoalim.co.il

The Director's Declaration

I, the undersigned, Mr. Yair Seroussi, bearer of Identity Document No. 053654927, of 17 Hadeganim St., Givatayim, serve as a director of the Board of Directors of Bank Hapoalim B.M. from 4th June, 2009 up to the date of this my declaration.

In accordance with the transitional provisions of Amendment No.8 of the Companies Law, 5750-1999 (hereinafter: "the Companies Law"), I hereby declare as follows:

1) I have the necessary qualifications and the ability to devote the proper time to the execution of my office as a director of the Bank. With a view to clarifying my qualifications, I hereby declare as follows:
   a. I hold a Bachelor's degree in Economics and Political Science – the Hebrew University Jerusalem.
   b. I serve as a director of the Bank, and hold the office of Deputy Chairman of the Board of Directors of the Bank commencing on 4th June, 2009 for a period of two months (namely till 31st July, 2009), at the end of which I will be appointed as Chairman of the Board of Directors commencing on 1st August, 2009, (as set forth in the Immediate Reports of 1st June, 2009 the reference number of which is 2009-01-130656, of 2nd June, 2009 the reference number of which is 2009-01-130716 and of 4th June, 2009 the reference number of which is 2009-01-133572, which were communicated to the Securities Authority and to the Tel-Aviv Stock Exchange Ltd. by means of the electronic proper disclosure system of the Securities Authority).

      I also serve as chairman of the committees of the Board of Directors:

      Credit Committee, Salaries and Human Resources Committee, Expense Control and Streamlining Committee, Prospectus Committee, Investment Approval Committee, Overseas Banking and Global International Activity Committee, New Products Committee, and as a member of the committees of the Board of Directors: Balance Sheet Committee; Risk Management and Control and Basel II Implementation Committee.
   c. Since 1993 I serve as a Senior Adviser of Morgan Stanley Investment Bank (Israel) Ltd. (up to 31st July, 2009).
   d. Since 2008 I serve as Chairman of the Fund Mustang Mezzanine Investment Ltd. (about to leave).
   e. Since 2008 I serve as a director of Mustang Fund Management Ltd. (about to leave).
   f. Since 2006 I serve as a member of the Investment Committee of the Sky 1 Fund (Private Equity) (about to leave).
   g. I am a member of the boards of directors of the Companies: DSP Group Ltd., Frutarom Industries Ltd., Europort Ltd., Amdeal Y.S. Ltd., Amdeal Holdings (1999) Ltd., a member of the Board of Trustees of the Hebrew University and a member of the Advisory Committee of the Caesarea Centre.

Schedule 4
082-34955

בנק הפועלים בע"מ
BANK HAPOALIM B.M.
Number at the Registrar: 520000118
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 02/08/2009
Reference: 2009-01-183327

To	To
Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on a Senior Office Holder Who Ceased Holding His Office
Regulation 34(a) of the Securities (Periodic and Immediate Reports)
Regulations, 5730-1970
Explanation: In accordance with Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, a list of senior office holders should be submitted in the framework of Tav 097,concurrently with the submission of this form.

1. First Name:	*Dan*
Name of Corporation / Family Name:	*Dankner*
Category of Identifying Number:	*Identity Document Number*
Identifying Number:	*059581280*
Citizenship /Country of Incorporation or Registration:	*Private person with Israeli citizenship*
Country of Citizenship / Incorporation or Registration:	____________

2. The office that he has ceased to discharge:

1	*Chairman of the Board of Directors*	____________

Explanation: Please fill in the following particulars if he has ceased to discharge the office of a director who was approved on behalf of a corporation that is a director

Name of the director corporation that appointed the individual:	____________
Category of Identifying Number:	____________
Identifying Number:	____________
Citizenship / Country of Incorporation or Registration:	____________
Country of Citizenship / Incorporation or Registration:	____________

3. Date on which he ceased or will cease to hold office: 01/08/2009. Date on which he began to hold office: 24/06/2007

4. To the best of the Corporation's knowledge the retirement: *Involves* circumstances that should be brought to the knowledge of the holders of securities of the Corporation.

See Immediate Report of 01/06/2009
Reference No. 130656-01-2009
Explanation: If the retirement involved circumstances which should be brought to the knowledge of the holders of the securities of the Corporation, please give details.

5. Manner in which office came to an end: *Office came to an end*

6. The office of the Corporation which he continues to hold: *Director*

Explanation: If he serves as an authorized electronic signatory and his job title has been changed – a report should be made on Form Tav 300. If he does not hold any office of the Corporation – a report should be made concurrently on Form Tav 301.

7. Will the senior office holder continue after his retirement to be an interested party by virtue of holdings: *No.*

8. Did the company consider the retiring director as having accounting and financial expertise? *Yes.*

9. Following is the text of the notice of resignation of an external director and the reasons for resigning

____

Explanation: Should only be filled in if it concerns the resignation of an external director.

10. Did the Company consider the retiring director as an independent director? *No.*

Did the proportion of independent directors serving on the Board of Directors fall below the proportion of independent directors required under the provision in the Articles of Association regarding the independence of the Board of Directors? *Not relevant*

11. The date and time when it first became known to the Corporation of the event or the matter referred to in the report: On *01/06/2009* at *20:00 p.m.*

Remarks to Paragraphs 2,3,4,5,6 and 11 – further to and as set forth in the immediate report of 01/06/2009 the reference number is 130656-01-2009, which was communicated to the Securities Authority and to the Tel Aviv Stock Exchange Ltd. by means of the electronic proper disclosure system of the Securities Authority, it was reported that at the meeting of the Board of Directors of the Bank of 01/06/2009 in the hours of the evening, Mr. Dan Dankner announced that he will end his office as Chairman of the Board of Directors of the Bank at the end of two months from 01/06/2009 (namely he will serve as Chairman until 31/07/2009) and that he will continue to serve as a director of Bank Hapoalim B.M. until 31st December 2009 and will continue to act as a director of Bank Hapoalim Switzerland.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference): **2009-01-130656**

Date on which the structure of the form was updated: 12/07/2009

Name of Electronic Reporter: Yoram Weissbrem, His Job Title: Secretary of the Company
Yehuda Halevy 63 Tel Aviv 65781, Telephone: 03-567 3800, Fax: 03-567 4576
Electronic Mail: yoram.weissbrem@mailpoalim.co.il

Schedule 5

082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/08/2009
Reference: 2009-01-183345

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***August 1, 2009***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	Yair Seroussi	I.D. Number	053654927	Chairman of the Board of Directors	Yes	No
2	Yair Orgler	I.D. Number	001210541	Director	Yes	Yes
3	Irit Izakson	I.D. Number	050709286	Director	Yes	No
4	Mali Baron	I.D. Number	003462181	Director	Yes	No
5	Pnina Dvorin	I.D. Number	03333093	Director	No	No
6	Dan Dankner	I.D. Number	059581280	Director	Yes	No
7	Iris Dror	I.D. Number	058741414	Director	No	No
8	Nira Dror	I.D. Number	52726551	External Director	Yes	Yes
9	Nir Zichlinskey	I.D. Number	022085468	Director	Yes	No
10	Imri Tov	I.D. Number	005018155	External Director	Yes	Yes
11	Ronen Israel	I.D. Number	055692578	Director	Yes	No
12	Leslie Littner	I.D. Number	327092722	Director	Yes	Yes
13	Efrat Peled	I.D. Number	027224773	Director	Yes	No
14	Moshe Koren	I.D. Number	1228998	Director	Yes	No
15	Oded Sarig	I.D. Number	53547451	Director	Yes	No
16	Zion Kenan	I.D. Number	053508594	Member of the Board of Management, Deputy CEO and Head of Corporate Banking		
17	Lilach Asher-Topilsky	I.D. Number	024934861	Member of the Board of Management, Senior Deputy Managing Director and Head of Corporate Strategy		
18	Alberto Garfunkel	I.D. Number	012592424	Member of the Board of Management, Senior Deputy Managing Director and Head of International Banking		
19	David Luzon	I.D. Number	51409308	Member of the Board of		

				Management, Senior Deputy Managing Director and Head of Information Technology		
20	*Ofer Levy*	*I.D. Number*	*052222577*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant*		
21	*Ilan Mazur*	*I.D. Number*	*007447386*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser*		
22	*Ran Oz*	*I.D. Number*	*022832588*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Finance - CFO*		
23	*Uriel Paz*	*I.D. Number*	*024496952*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Retail Banking*		
24	*Hanna Pri-zan*	*I.D. Number*	*50963115*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management*		
25	*Dan Alexander Koller*	*I.D. Number*	*028051910*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Risk Officer*		
26	*Doron Klausner*	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources, Logistics & Procurement*		
27	*Mario Szuszan*	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Global Treasury*		
28	*Orit Lerer*	*I.D. Number*	*53561114*	*Other: Senior Deputy Managing Director and Chief Internal Auditor*		
29	*Yoram Weissbrem*	*I.D. Number*	*007041809*	*Other: Corporate Secretary*		

1. Ms. Nira Dror – External Director – Chairman of the Audit Committee

2. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

3. Ms. Pnina Dvorin is a director with professional qualification, as this term is defined in the Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification) Regulations, 5766-2005.

Schedule 6
082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 03/08/2009
Reference: 2009-01-186069

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report

Explanation: This form should not be used when there is a form which has been made to fit the reported occurrence.

Nature of the Occurrence: Immediate Report on Interested Parties

On 27th July, 2009, we reported on Tav-078 regarding some one who became an interested party in a corporation by virtue of holdings of shares in the Bank. The report noted holdings of the company The Phoenix and Excellence Investments Ltd. totaling 74,630,006 n.v. which were given as balances held without any precise details of purchases / sales and their prices.

On 2nd August, 2009 two additional, more detailed reports were received but still lacking in details, according to which the closing balance correct as at 28th July, 2009 is 76,187,623 n.v.

On 3rd August, 2009 we applied to the company The Phoenix to complete the missing data (structure of holdings, updated opening balance). So far, no data has been received which would enable a report to be made according to law.

The date when the corporation first learned of the occurrence: July 29, 2009 at 1:59 p.m.

Schedule 7
082-34955

Bank Hapoalim B.M.
Number at the Registrar: 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Abbreviated Name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 04/08/2009
Reference: 2009-01-187089

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Register of Shareholders

Regulation 31E of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

The Company is pleased to report that on *31/07/2009* a change occurred in the register of shareholders of the Corporation, as a result of

Transfer of shares and realization of employees options

1
Name of the registered shareholder with respect to whom the change has occurred: *Yaacov Diamant*
Category of Identity Number: *Identification Number*
Identity Number : *065418873*
Details of the Change: *Transfer of 70,000 shares*

2
Name of the registered shareholder with respect to whom the change has occurred: *Nominee Company of Bank Hapoalim B.M.*
Category of Identity Number: *Registrar number in Israel*
Identity Number : *510356603*
Details of the Change: *Following paragraph 1 and on behalf of realization of employees options total: 153,035 shares*

Up-to-date list of the registered shareholders as on the date of the report is as follows:

- Particulars of shareholders:

Name of the registered shareholder: ____________
Category of Identity Number: ___________
Identity Number: _________
Citizenship / Country of Incorporation or Registration: _________
Country of Citizenship / Incorporation or Registration: _________
Address: __________
Category of Shares: _____________
Quantity of Shares: _____________
Does he hold the Shares as a trustee: ____________

- Attached hereto is a file with the particulars of the shareholders: book_isa.pdf

The date and the time when the corporation first learned of the occurrence or the subject matter:
28/07/2009 12:00 p.m.

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 31 July 2009

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	979,135,305
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Mark & Zipora Florsheim	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,318,406,198

Schedule 8
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 04/08/2009
Reference: 2009-01-187098

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Change in Issued Capital of the Corporation

The corporation advises that ○
● From 01/07/2009 until 31/07/2009

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
31/07/2009	*Realization of Employees Options 2005*	*Employees Options 2005*	*6620231*	*-83,035*	*No*
31/07/2009	*Realization of Options*	*Ordinary Share BNHP*	*662577*	*83,035*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,318,323,163	1,318,406,198

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620231	*Employees Options 2005*	*Option*		*2,652,155*	*2,569,120*	*No*
6620249	*Employees Options 2006*	*Option*		*3,939,908*	*3,939,461*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*39,075*	*39,075*	*No*
6620264	*Employees Options 2007*	*Option*		*4,018,937*	*4,018,471*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*55,552*	*55,552*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*94,017*	*94,017*	*No*
6620298	*Employees Options 2008*	*Option*		*4,118,214*	*4,117,750*	*No*
6620330	*Employees Options 2009*	*Option*		*4,131,451*	*4,130,116*	*No*
6620348	*Personal Employment Contract Options 2009*	*Option*		*182,880*	*182,880*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook Book_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 31 July 2009

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	979,135,305
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,318,406,198

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 31/07/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 31/07/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 31/07/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	1,298,400,000
S.D.S.Z. Investments Ltd.	3,600,000
Total Capital	1,302,000,000

List of Holders of Employees Options 2005 6620231

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**2,569,120**
Total Capital	**2,569,120**

List of Holders of Employees Options 2006 6620249

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**3,939,461**
Total Capital	**3,939,461**

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**39,075**
Total Capital	**39,075**

List of Holders of Employees Options 2007 6620264

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,018,471
Total Capital	4,018,471

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**55,552**
Total Capital	**55,552**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	94,017
Total Capital	94,017

List of Holders of Employees Options 2008 6620298

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,117,750**
Total Capital	**4,117,750**

List of Holders of Employees Options 2009 6620330

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,130,116
Total Capital	4,130,116

List of Holders of Personal Employment Contract Options 2009 6620348

As of date : 31/07/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**182,880**
Total Capital	**182,880**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 31/07/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

Schedule 9

082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188307

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

An amending report to a flawed report, which was sent on 29th July 2009, the reference number of which is: 2009-01-182241

The flaw:	*We received a new interested party notice on 04/08/2009, at 21:46 o'clock which specifies transactions commencing from 26/07/2009, but the opening balance commencing only from 29/07/2009.*
Reason for flaw:	*The notice of 04/08/2009, at 21:46 o'clock, does not indicate what the flaw is and the reason therefor except for the fact that Form Tav - 078 should specify the date on which it became known to us that the group had become an interested party.*
The amendment:	*The notice of 04/08/2009, at 21:46 o'clock, does not indicate the substance of the amendment except for the fact that Form Tav - 078 should specify the date on which it became known to us that the group had become an interested party.*

Immediate Report Regarding a Person Who Became an Interested Party of the Corporation by Virtue of His Holdings

Regulation 33(e) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. **Details of the Holder**:
   First Name: _________
   First name in English as shown in passport: _________
   Surname/Name of Corporation: *The Phoenix Insurance Company Ltd*
   Surname/Name of Corporation in English:
   Category of Identity Number: *Number at the Registrar of Companies in Israel*
   Identity Number: *520023185*
   Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
   Country of Citizenship/Incorporation or Registration: ________
   Address: *53 Derech HaShalom, Givatayim*
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Became an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction: *Bank Hapoalim Ordinary Shares.*
   b. Stock Exchange Security Number: *662577*
   c. Date of Execution of the Transaction: *July 26, 2009*
   d. Nature of the Transaction: *Increase* due to *purchase through Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *18,664,105*
   f. Price at which the Transaction Was Executed: _____ ______ ______
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*18,664,105*	*No*	*1.41*	*1.41*	*1.39*	*1.39*

b. ○ The Holder is not a banking corporation or an insurer:
●The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*
Provident funds and provident fund management companies	*Bank Hapoalim Ordinary Shares*	*662577*	*2,734,641*	*No*
Life insurance with participation in profits accounts	*Bank Hapoalim Ordinary Shares*	*662577*	*15,929,464*	*No*

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4. *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
5. *If the interested party is a corporation, the name of the controlling party should be stated.*

* *It should be stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. ● The interested party does not hold shares or convertible securities of a subsidiary or a related company of the reporting corporation
   ○ The interested party holds shares or convertible securities of a subsidiary or a related company of the reporting corporation, as set forth below:

1.
Name of the Subsidiary or Related Company of the Reporting Corporation:
Category of Identity Number:
Identity Number:
Citizenship/Country of Incorporation or Registration:
Country of Citizenship/Incorporation or Registration:
Nature of the Connection with the Reporting corporation:
Category of Security: Quantity of Security:
Extent of Capital Holding: ____% Extent of Holding of Voting Power: _________%

5. Additional Details:

6. The date and time when the corporation first learned of the occurrence or the subject matter:
July 27, 2009 at *1:59 p.m.*

Despite our requests, we have not yet received from the Phoenix the company's structure of holdings.

Schedule 10
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188319

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

An amending report to a flawed report, which was sent on 29th July 2009, the reference number of which is: 2009-01-182262

The flaw: *We received a new interested party notice on 04/08/2009, at 21:46 o'clock which specifies transactions commencing from 26/07/2009, but the opening balance commencing only from 29/07/2009.*

Reason for flaw: *The notice of 04/08/2009, at 21:46 o'clock, does not indicate what the flaw is and the reason therefor except for the fact that Form Tav - 078 should specify the date on which it became known to us that the group had become an interested party.*

The amendment: *The notice of 04/08/2009, at 21:46 o'clock, does not indicate the substance of the amendment except for the fact that Form Tav - 078 should specify the date on which it became known to us that the group had become an interested party.*

Immediate Report Regarding a Person Who Became
an Interested Party of the Corporation by Virtue of His Holdings
Regulation 33(e) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. **Details of the Holder**:
   First Name: _________
   First name in English as shown in passport: __________
   Surname/Name of Corporation: *Excellence Investments Ltd*
   Surname/Name of Corporation in English:
   Category of Identity Number: *Number at the Registrar of Companies in Israel*
   Identity Number: *520041989*
   Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
   Country of Citizenship/Incorporation or Registration: ________
   Address: *7 Jabotinsky, Ramat Gan 52520*
   Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

2. Details of the Transaction Following Which the Holder Became an Interested Party of the Corporation:
   a. Name and Category of the Security Pertaining to the Transaction:
      Bank Hapoalim Ordinary Shares.
   b. Stock Exchange Security Number: *662577.*
   c. Date of Execution of the Transaction: *July 26, 2009.*
   d. Nature of the Transaction: *Increase* due to *purchase through Stock Exchange*
   e. Quantity of Securities Pertaining to the Transaction: *56,008,860*
   f. Price at which the Transaction Was Executed: ____ _____ _____
   g. Are they inactive shares or securities convertible into inactive shares: *No*

3. a. Schedule of Holdings of the Interested Party after the Transaction:

Name, Category & Series of the Security	Stock Exchange Security number	Quantity of Securities	Inactive*	Extent of holding		Extent of holding (fully diluted)	
				Capital	Voting	Capital	Voting
Bank Hapoalim Ordinary Shares	*662577*	*56,008,860*	*No*	*4.25*	*4.25*	*4.17*	*4.17*

b. ○ The Holder is not a banking corporation or an insurer:
●The Holder is a banking corporation or an insurer. The details of his holdings are as follows

Holder	Name, Category & Series of Security	Stock Exchange Security number	Quantity of Securities	Inactive*
Provident funds and provident fund management companies	*Bank Hapoalim Ordinary Shares*	*662577*	*11,778,345*	*No*
Joint investment trust fund management companies	*Bank Hapoalim Ordinary Shares*	*662577*	*4,082,891*	*No*
Nostro account	*Bank Hapoalim Ordinary Shares*	*662577*	*40,147,624*	*No*

Explanations:
1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2 *Holdings of convertible securities should be reported, including convertible securities which are not listed for trading.*
3 *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect, and shares which were purchased after the Law took effect.*
4 *Where the holder is not a banking corporation or an insurer, only Clause 3.a. should be filled in. Where the holder is a banking corporation or an insurer, Clauses 3.a. and 3.b. should be filled in.*
5. *If the interested party is a corporation, the name of the controlling party should be stated.*
* *It should be stated whether inactive shares or securities convertible into inactive shares are concerned.*

4. ● The interested party does not hold shares or convertible securities of a subsidiary or a related company of the reporting corporation
○ The interested party holds shares or convertible securities of a subsidiary or a related company of the reporting corporation, as set forth below:

1.
Name of the Subsidiary or Related Company of the Reporting Corporation:
Category of Identity Number:
Identity Number:
Citizenship/Country of Incorporation or Registration:
Country of Citizenship/Incorporation or Registration:
Nature of the Connection with the Reporting corporation:
Category of Security: Quantity of Security:
Extent of Capital Holding: _____% Extent of Holding of Voting Power: __________%

5. Additional Details:

6. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009* at *1:59 p.m.*

Despite our requests from the Phoenix, we have not yet received from Excellence the company's structure of holdings.

Schedule 11
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188325

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *July 27, 2009*
Transaction Price: *1,230* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *40,933,806*
Change in Quantity of Securities: *716,586*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,650,392*
Extent of Holding after the Change: In the capital: *3.16%* In voting power: *3.16%*
Extent of Holding after the Change (fully diluted): In the capital: *3.11%* In voting power: *3.11%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009 at 1:59 p.m.*

4. Detail of transactions which caused the change

Schedule 12
082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188328

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *July 26, 2009*
Transaction Price: *1,221.5* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *40,147,624*
Change in Quantity of Securities: *786,182*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *40,933,806*
Extent of Holding after the Change: In the capital: *3.10%* In voting power: *3.10%*
Extent of Holding after the Change (fully diluted): In the capital: *3.05%* In voting power: *3.05%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ___

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ___

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009 at 1:59 p.m.*

4. Detail of transactions which caused the change

Schedule 13
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188343

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Decrease following sale in the Stock Exchange*

Date of Change: *July 28, 2009*
Transaction Price: *1,217.5* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,650,392*
Change in Quantity of Securities: *-113,223*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,537,169*
Extent of Holding after the Change: In the capital: *3.15%* In voting power: *3.15%*
Extent of Holding after the Change (fully diluted): In the capital: *3.10%* In voting power: *3.10%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009 at 1:59 p.m.*

4. Detail of transactions which caused the change

Schedule 14
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188346

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *July 29, 2009*
Transaction Price: *1,216.5* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,537,169*
Change in Quantity of Securities: *86,383*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,623,552*
Extent of Holding after the Change: In the capital: *3.16%* In voting power: *3.16%*
Extent of Holding after the Change (fully diluted): In the capital: *3.10%* In voting power: *3.10%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009 at 1:59 p.m.*

4. Detail of transactions which caused the change

Schedule 15
082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188352

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Decrease following sale in the Stock Exchange*

Date of Change: *August 3, 2009*
Transaction Price: *1,275* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,623,552*
Change in Quantity of Securities: *-215,484*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,408,068*
Extent of Holding after the Change: In the capital: *3.14%* In voting power: *3.14%*
Extent of Holding after the Change (fully diluted): In the capital: *3.09%* In voting power: *3.09%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *July 27, 2009 at 1:59 p.m.*

4. Detail of transactions which caused the change

Schedule 16
082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 05/08/2009
Reference: 2009-01-188382

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *03/08/2009*
A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	19.99	19.99	19.65	19.65
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.75	5.75	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Moshe Koren	BNHP Ordinary Shares	13,000	0.00	0.00	0.00	0.00
5	Ronen Israel	BNHP Ordinary Share	1,342	0.00	0.00	0.00	0.00
6	Excellence Gemel & Pension	BNHP Ordinary Share	10,261,995	0.78	0.78	0.77	0.77
7	Excellence Mutual Funds	BNHP Ordinary Share	3,969,921	0.30	0.30	0.30	0.30
8	Excellence Traded Notes	BNHP Ordinary Share	41,408,068	3.14	3.14	3.09	3.09
9	Phoenix Gemel & Pension	BNHP Ordinary Share	2,653,955	0.20	0.20	0.20	0.20
10	Phoenix Participating	BNHP Ordinary Share	15,499,568	1.18	1.18	1.16	1.16

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
31.34	31.34	30.88	30.88

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- ○ Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
11	Ilan Mazur	BNHP Ordinary Shares	3,369	0.00	0.00	0.00	0.00
12	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00

Explanations:
1. Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.
2. If an interested party holds more than one category of securities, the extent of his holdings (including fully diluted) should be stated taking into consideration all of the securities held by him on one line only.
3. The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.
4. Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.
5. If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.
6. If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.
7. If the interested party or the senior office holder also holds shares of a subsidiary or related company of the reporting corporation, a detail of these holdings should be listed in the field "Remarks" which appears in the holder details table.

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 263,531,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:
Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").
Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.
Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.
Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.
Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

A., the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Moshe Koren*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *1228998*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ronen Israel*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *055692578*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,342*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
the shares are held in an account in the name of his son who is a minor

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *6*
Category of Holder: *Provident funds and provident fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *11,778,345*
Change in Quantity of Securities: *-1,516,350*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *7*
Category of Holder: *Joint investment trust fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *4,082,891*
Change in Quantity of Securities: *-112,970*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *8*
Category of Holder: *Nostro account*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *40,147,624*
Change in Quantity of Securities: *1,260,444*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *The Phoenix Holdings Ltd*
No. of Holder: *9*
Category of Holder: *Provident funds and provident fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520017450*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *2,734,641*
Change in Quantity of Securities: *-80,686*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The Phoenix Holdings Ltd. (hereinafter: "The Phoenix Holdings") is the shareholder of The Phoenix Insurance Company Ltd. (100%).
Delek Investments and Properties Ltd. (hereinafter: "Delek Investments") holds about 28.40% of the share capital of The Phoenix Holdings.
Delek Capital Ltd. (hereinafter: "Delek Capital") holds about 26.72% of the share capital of The Phoenix Holdings.
Delek Investments holds 94% of the share capital of Delek Capital.
Mr. Izhak Sharon (Teshuva) is the controlling party of Delek Investments.
Mayer's Cars and Trucks Co. Ltd. (hereinafter: "Mayer") holds about 23.07% of the share capital of The Phoenix Holdings.
The registered shareholders of Mayer are as follows:
Jacob and Nili Shahar 47%; Kass Family Assets Trust Ltd. in trust for Israel Kass and Pnina Kass – 47%; and Tal Avineri Law Company in trust for Uzi Mor - 6%.
The holdings of The Phoenix Holdings are reported as holdings for its own account, holdings of policies with profits of The Phoenix Insurance Company Ltd. and also provident and pension fund holdings.

Name of Holder: *The Phoenix Holdings Ltd*
No. of Holder: *10*
Category of Holder: *Life insurance with participation in profits accounts*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520017450*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *15,929,464*
Change in Quantity of Securities: *-429,896*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The Phoenix Holdings Ltd. (hereinafter: "The Phoenix Holdings") is the shareholder of The Phoenix Insurance Company Ltd. (100%).
Delek Investments and Properties Ltd. (hereinafter: "Delek Investments") holds about 28.40% of the share capital of The Phoenix Holdings.
Delek Capital Ltd. (hereinafter: "Delek Capital") holds about 26.72% of the share capital of The Phoenix Holdings.
Delek Investments holds 94% of the share capital of Delek Capital.
Mr. Izhak Sharon (Teshuva) is the controlling party of Delek Investments.
Mayer's Cars and Trucks Co. Ltd. (hereinafter: "Mayer") holds about 23.07% of the share capital of The Phoenix Holdings.
The registered shareholders of Mayer are as follows:
Jacob and Nili Shahar 47%; Kass Family Assets Trust Ltd. in trust for Israel Kass and Pnina Kass – 47%; and Tal Avineri Law Company in trust for Uzi Mor - 6%.
The holdings of The Phoenix Holdings are reported as holdings for its own account, holdings of policies with profits of The Phoenix Insurance Company Ltd. and also provident and pension fund holdings.

Name of Holder: *Ilan Mazur*
No. of Holder: *11*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *3,369*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *12*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1	
Arison Holdings (1998) Ltd.	
Identification Number of Controlling Party :	*Identification Number 512705153*
2	
Israel Salt Industries Ltd.	
Identification Number of Controlling Party :	*Identificiation Number 520037573*

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 825,000 options held by Mr. Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Mr. Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Mr. Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of the report of June 17, 2008, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Schedule H
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/08/2009
Reference: 2009-01-189405

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Resolution
of the Company under Section 255 of the Companies Law

Regulation 37A of the Securities (Periodic & Immediate Reports) Regulations 5730-1970

On *July 29, 2009* the Board of Directors of the Company resolved *to approve* such actions of office holders, which are enumerated in Section 254 (a) of the Companies Law, 5759-1999 as follows:

1. Details of the office holders:

No.	Name of Office Holder	Office
1	*Yair Seroussi*	*Chairman of the Board of Directors*
2	*Irit Izakson*	*Director*
3	*Mali Baron*	*Director*
4	*Pnina Dvorin*	*Director*
5	*Dan Dankner*	*Director*
6	*Nira Dror*	*External Director*
7	*Nir Zichlinskey*	*Director*
8	*Imri Tov*	*External Director*
9	*Leslie Littner*	*Director*
10	*Efrat Peled*	*Director*
11	*Orit Lerer*	*Senior Deputy Managing Director and Chief Internal Auditor*
12	*Ran Oz*	*Member of the Board of Management, Senior Deputy Managing Director, Head of Finance - CFO*
13	*Uriel Paz*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Retail Banking*
14	*Hanna Pri-zan*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management*
15	*Dan Alexander Koller*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Risk Officer*
16	*Doron Klausner*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources, Logistics & Procurement*
17	*Mario Szuszan*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Global Treasury*

2. Transaction Date and Particulars Thereof:

   Approval is given to the Bank and the companies listed below (companies in which the office holders of the Bank whose names are specified in Clause 1 above are presumed to be interested parties) to enter into any transaction / transactions and/or dealing / dealings transacted in the past, between the company / the companies listed in Clause 4 below, and the Bank, prior to being appointed as an office holder and prior to the office holder having a personal interest in the transaction / transactions and/or dealing / dealings which are in the ordinary course of business of the Bank.

   Furthermore approval is given to the Bank and any companies on the list to enter into any transaction / transactions and/or dealing / dealings transacted in the past between the Bank and any company / companies listed in Clause 4 below, of which the spouse of the office holder is an interested party, which were transacted prior to being appointed as an office holder and prior to the office holder and/or the spouse having a personal interest in the transaction/ transactions and/or dealing / dealings which are in the ordinary course of the business of the Bank.

   Furthermore it was approved to continue the provision of banking services which it usually provides to its customers in the ordinary course of business of the Bank, provided that it concerns services which do not involve any credit exposure, and further provided that in the provision of such services no such company / companies shall be accorded any preference or advantage over other customers of the Bank, that transact similar business in the ordinary course of business of the Bank and in similar circumstances, when "banking services" include services in Israel and abroad for the opening of accounts, accepting deposits, credit cards, operations in foreign currency and securities, except for credit to office holders and to companies in which office holders have a personal interest as set forth below (hereinafter – "the banking services").

   Credits to companies in which the office holders and/or their spouses and/or their other relatives (according to the definition of "relative" in the Companies Law) are an "interested party", which are given in the ordinary course of business of the Bank and on market terms approved by the competent body for approving credit at the Bank, the foregoing in accordance with the Board of Directors' resolution of 25th March, 2009 which was adopted as provided in the Articles of Association of the Bank and in the Companies Law.

   It should be emphasized that they do not amount to material transactions and accordingly they were approved in accordance with the provisions of Sections 255 and 271 of the Companies Law.

3. The Procedures by which *the Transaction was Approved:*
   Approval of the Board of Directors of the Bank was obtained as required by the Companies Law, 5759-1999.

4. The Reasons *for Approving the Transaction:*
   The transaction and/or transactions, the dealing and/or dealings and the banking services which were approved are given in the ordinary course of the business of the Bank, in accordance with the procedures of the Bank and within the hierarchy of powers and the procedures, set by the Board of Directors and which were adopted as provided in the Articles of Association of the Bank and the Companies Law, and they not affect the good of the Bank, on the contrary, as set forth in Clause 2 above.

There follows a list of the companies in which an office holder of the Bank officiates as a director or as an office holder thereof (and which relates to Clause 2 above):

(In addition to the list attached to our letters of December 18, 2000 numbered 802/00 and of February 5, 2001 numbered 802/01 and of March 12, 2001 numbered 802/01 and of April 2, 2001 numbered 802/01 and of July 8, 2001 numbered 802/01 and of August 5, 2001 numbered 802/01 and of May 13, 2002 numbered 802/02 and of June 15, 2003 numbered 802/03 and of June 25, 2003 numbered 802/03 and of January 14, 2004 numbered 058227 and of June 8, 2004 numbered 109491 and of April 21, 2005 numbered 018789 and of November 1, 2005 numbered 079336 and of August 14, 2006 numbered 075094 and of January 29, 2007 numbered 021130 and of September 17, 2007 numbered 394735).

Yair Seroussi
Amdeal Holdings (1999) Ltd.; Europort Ltd.; Mustang Mezzanine Investments Ltd. (about to resign his office); Mustang Fund Management Ltd (about to resign his office); Frutarom Industries Ltd.; DSP Group Ltd.; Amdeal Y.S. Ltd.

Irit Izakson
Poalim Express Ltd.; Isracard Ltd.; Europay (Eurocard) Israel Ltd.; Aminit Ltd.

Aaron Izakson (spouse)
Wizcom Technologies Ltd.; Amina (UK) Ltd.

Mali Baron
Ectel Ltd.

Pnina Dvorin
Netvision Ltd.; Fibrolan Ltd.

Zohar Dvorin (spouse)
Tike – Timrest Ltd.

Dan Dankner
Elran (D.D.) Infrastructures Ltd.; Elran (D.D.) Real Estate Ltd.; Elran Energy Infrastructures Ltd.; Elran Ecology Infrastructures – Limited Partnership; Etzion Gever Limited Partnership; Elran Real Estate Operation Ltd.; Dafna 6 Parking Ltd.; Lumitest Ltd.; Atlit Food Cooling Ltd.; Sea Gate Mariculture Ltd.; Elran (D.D.) Management Ltd.; Elran (D.D.) Retail Ltd.; DTH Television Group S.A.; Elran (D.D.) Technologies Ltd.; New Life Drugstores SRL; Ma'aboret Hamillenium Ltd.; Pasadan Spain Projects S.L.; Elran Real Estate Far East Ltd.; Rus Basillica Property & Investment Ltd.; Fairford S.A.; Elran – Gmul Power Plants Ltd.; Ofek Co. Ltd.; Bali Hai Ltd.; Traore Holdings Ltd.; Pinossa Ltd.; Global Thai Holdings Co. Ltd.; Mistral Estates Holdings A Co. Ltd.; Nof Yam Co. Ltd.; AM – Building Center CJS; Smethwick Ltd.; Nermasys Ltd.; Megadan Power Plants Ltd.; Omega Noga Paz 2 – Limited Partnership; Noga Paz Omega 1 – Limited Partnership; Megadan Timna – Limited Partnership; M&J CJSC; Rassian Tales Group LLC; Tinor Maksi LLC; Megadan Management (1995) Ltd.; Noga Paz Omega 1 General Managers Ltd.; Omega Noga Paz 2 General Managers Ltd.; Diur B.P. Ltd.; Isracard Ltd.; Europay (Eurocard) Israel Ltd.; Aminit Ltd.; Poalim Express Ltd.; Bank Hapoalim (Switzerland) Ltd.; Poalim Capital Markets Ltd.

Nira Dror
S. Shlomo Holdings Ltd.

Nir Zichlinskey
Shikun & Binui Ltd.; Shikun & Binui S.B.I. Infrastructure Ltd., Shikun & Binui Real Estate Ltd., Shikun & Binui Environment Ltd., Shikun & Binui – Solel Boneh (Building & Infrastructure) Ltd., Shikun & Binui – Solel Boneh Infrastructure Ltd., Socially Responsible Investments (SRI) Ltd., Zichlinskey Ltd.; Socially Responsible Investments Consulting (SRI) Ltd., Paz Training Ltd.; Migdalor Investments (SRI) 2009 Ltd.

Shelly Zichlinskey (spouse)
Zichlinskey Ltd.; Golden Bell Training Ltd.; Silver Bell Holdings Ltd.; Silver Bell Art Ltd.; Beryllium Ltd.

Imri Tov
IC Green Energy Ltd., Amanet Management & Systems Ltd., Granite HaCarmel Investments Ltd.; Plasan SASA; Shufersal Ltd., MTA Holdings Ltd.

Leslie Littner
DRL Associates, Inc.

Efrat Peled
MIYA S.a.r.L

082-34955

Schedule 18

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/08/2009
Reference: 2009-01-189291

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report

Explanation: This form should not be used when there is a form which has been made to fit the reported occurrence.

Nature of the Occurrence: Immediate Report on Interested Parties

A report by Clal Insurance Enterprises Holdings Ltd. on becoming and ceasing to be an interested party in Bank Hapoalim.

File attached 030809_isa.pdf

The date when the corporation first learned of the occurrence: August 3, 2009 at 4:06 p.m.

3rd August, 2009

To
Hadas Arad / Yoram Deputy Managing Director – Finance
Bank Hapoalim B.M.

Tel: ____________________
Fax: ____________________

Ladies and Gentlemen:

Re: Interested Parties' Report

According to information received from the secretariat of the I.D.B. group of companies, we wish to report to you that as a result of purchasing shares of Bank Hapoalim B.M. **("BNHP")**, on 30th July, 2009, the companies Clal Insurance Enterprises Holdings Ltd., Clal Finance Ltd. and Epsilon Investment House Ltd. (through wholly owned and controlled subsidiary companies), all three of which are companies in the I.D.B. group (**"the Interested Parties Jointly"**), became interested parties in your company, by virtue of an aggregate holding of the issued capital and voting rights of BNHP, amounting cumulatively to more than 5%. Today, 3rd August, 2009, as a result of having sold shares of BNHP, the cumulative holding of the Interested Parties Jointly fell below 5%. Correct as of the date of this notice, the Interested Parties Jointly are no longer interested parties of BNHP.

If you require any further information we would be pleased to pass it on.

Any questions should be addressed to Ms. Genet Kassay Tel: 03-625 1085.

Yours faithfully,

Clal Insurance Enterprises Holdings Ltd.

cc. Clal Insurance Company – Moshe Ernst
I.D.B. Development – Inbal Zion
Kanaf – Roy Yakir
Clal Finance – Sivan Eilati
Epsilon – Roy Yechezkeli

Schedule 19
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/08/2009
Reference: 2009-01-189294

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report

Explanation: This form should not be used when there is a form which has been made to fit the reported occurrence.

Nature of the Occurrence: Immediate Report on Interested Parties

A report by Clal Insurance Enterprises Holdings Ltd. on becoming and ceasing to be an interested party in Bank Hapoalim.

File attached 280709_isa.pdf

The date when the corporation first learned of the occurrence: July 28, 2009 at 3:16 p.m.

28th July, 2009

To

____
Bank Hapoalim B.M.
Tel: ______________
Fax: ______________

Ladies and Gentlemen:

Re: Interested Parties Report

According to information received from the secretariat of the I.D.B. group of companies, we wish to report to you that as a result of purchasing shares of Bank Hapoalim B.M. (**"BNHP"**), on 26th July, 2009, the companies Clal Insurance Business Holdings Ltd., Clal Finance Ltd. and Epsilon Investment House Ltd. (through wholly owned and controlled subsidiary companies), all three of which are companies in the I.D.B. group (**"the Interested Parties Jointly")**, became interested parties in your company, by virtue of an aggregate holding of the issued capital and the voting rights of BNHP, amounting cumulatively to 5.005%.
Today, 28th July, 2009, as a result of having sold shares of BNHP, the cumulative holding of the Interested Parties Jointly fell below 5%. Correct as of the date of this notice, the Interested Parties Jointly are no longer interested parties of BNHP.

On 26th July, 2009 the holding of Clal Insurance Enterprises Holdings Ltd. was:

Clal Insurance for its own account: 2,353,523 n.v.
Clal Insurance with profits: 22,692,165 n.v.
Clal Insurance provident and pension funds: 27,427,696 n.v.

On 26th July, 2009 the holding of Clal Finance Ltd. was:

Clal Finance for its own account: 865,292 n.v.
Clal Insurance index linked note: 10,375,227.32 n.v.
Clal Insurance funds: 2,013,938 n.v.

On 26th July, 2009 the holding of Epsilon Investment House Ltd. was:

Epsilon mutual funds: 57,000 n.v.
Epsilon provident funds: 192,170, n.v.

Total holdings of the Interested Parties Jointly amount to – 65,977,011 n.v. which constitute, to the best of the undersigned's knowledge, 5.005% of the issued and paid up capital of BNHP.

If you require any further information we would be please to pass it on.

Any questions should be referred to Ms. Genet Kassay Tel: 03-625 1085.

Yours faithfully,

Clal Insurance Business Holdings Ltd.

cc: Clal Insurance Company – Moshe Ernst
I.D.B. Development – Inbal Zion
Kanaf – Roy Yakir
Clal Finance – Sivan Eilati
Epsilon – Roy Yechezkeli

Schedule 20
082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/08/2009
Reference: 2009-01-190581

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *August 4, 2009*
Transaction Price: *1,283* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,253,214*
Change in Quantity of Securities: *314,743*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,567,957*
Extent of Holding after the Change: In the capital: *3.15%* In voting power: *3.15%*
Extent of Holding after the Change (fully diluted): In the capital: *3.10%* In voting power: *3.10%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *August 9, 2009 at 12:22 p.m.*

4. Detail of transactions which caused the change

082-34955

Schedule 21

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/08/2009
Reference: 2009-01-190698

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Decrease following sale in the Stock Exchange*

Date of Change: *August 2, 2009*
Transaction Price: *1,253* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,623,552*
Change in Quantity of Securities: *-154,854*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,468,698*
Extent of Holding after the Change: In the capital: *3.15%* In voting power: *3.15%*
Extent of Holding after the Change (fully diluted): In the capital: *3.09%* In voting power: *3.09%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *August 9, 2009 at 12:22 p.m.*

4. Detail of transactions which caused the change

Schedule 22
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/08/2009
Reference: 2009-01-190818

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Amending Report to a faulty report sent on August 5, 2009 reference 2009-01-188382
The flaw: *Date*
Reason for flaw: *omission of date August 2, 2009*
The amendment: *addition of date*

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *03/08/2009*
A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	19.99	19.99	19.65	19.65
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.75	5.75	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Moshe Koren	BNHP Ordinary Shares	13,000	0.00	0.00	0.00	0.00
5	Ronen Israel	BNHP Ordinary Share	1,342	0.00	0.00	0.00	0.00
6	Excellence Gemel & Pension	BNHP Ordinary Share	10,261,995	0.78	0.78	0.77	0.77
7	Excellence Mutual Funds	BNHP Ordinary Share	3,998,926	0.30	0.30	0.30	0.30
8	Excellence Traded Notes	BNHP Ordinary Share	41,253,214	3.13	3.13	3.08	3.08
9	Phoenix Gemel & Pension	BNHP Ordinary Share	2,653,955	0.20	0.20	0.20	0.20
10	Phoenix Participating	BNHP Ordinary Share	15,499,568	1.18	1.18	1.16	1.16

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
31.33	31.33	30.87	30.87

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
11	Ilan Mazur	BNHP Ordinary Shares	3,369	0.00	0.00	0.00	0.00
12	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00

Explanations:
1. Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.
2. If an interested party holds more than one category of securities, the extent of his holdings (including fully diluted) should be stated taking into consideration all of the securities held by him on one line only.
3. The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.
4. Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.
5. If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.
6. If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.
7. If the interested party or the senior office holder also holds shares of a subsidiary or related company of the reporting corporation, a detail of these holdings should be listed in the field "Remarks" which appears in the holder details table.

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 263,531,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:
Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").
Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.
Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.
Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.
Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated. i.e. represented by the sign "-".
Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Moshe Koren*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *1228998*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ronen Israel*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *055692578*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,342*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
the shares are held in an account in the name of his son who is a minor

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *6*
Category of Holder: *Provident funds and provident fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *11,778,345*
Change in Quantity of Securities: *-1,516,350*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *7*
Category of Holder: *Joint investment trust fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *4,082,891*
Change in Quantity of Securities: *-83,965*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *8*
Category of Holder: *Nostro account*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *40,147,624*
Change in Quantity of Securities: *1,105,590*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *The Phoenix Holdings Ltd*
No. of Holder: *9*
Category of Holder: *Provident funds and provident fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520017450*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *2,734,641*
Change in Quantity of Securities: *-80,686*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:
The Phoenix Holdings Ltd. (hereinafter: "The Phoenix Holdings") is the shareholder of The Phoenix Insurance Company Ltd. (100%).
Delek Investments and Properties Ltd. (hereinafter: "Delek Investments") holds about 28.40% of the share capital of The Phoenix Holdings.
Delek Capital Ltd. (hereinafter: "Delek Capital") holds about 26.72% of the share capital of The Phoenix Holdings.
Delek Investments holds 94% of the share capital of Delek Capital.
Mr. Izhak Sharon (Teshuva) is the controlling party of Delek Investments.
Mayer's Cars and Trucks Co. Ltd. (hereinafter: "Mayer") holds about 23.07% of the share capital of The Phoenix Holdings.
The registered shareholders of Mayer are as follows:
Jacob and Nili Shahar 47%; Kass Family Assets Trust Ltd. in trust for Israel Kass and Pnina Kass – 47%; and Tal Avineri Law Company in trust for Uzi Mor - 6%.
The holdings of The Phoenix Holdings are reported as holdings for its own account, holdings of policies with profits of The Phoenix Insurance Company Ltd. and also provident and pension fund holdings.

Name of Holder: *The Phoenix Holdings Ltd*
No. of Holder: *10*
Category of Holder: *Life insurance with participation in profits accounts*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520017450*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *15,929,464*
Change in Quantity of Securities: *-429,896*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The Phoenix Holdings Ltd. (hereinafter: "The Phoenix Holdings") is the shareholder of The Phoenix Insurance Company Ltd. (100%).
Delek Investments and Properties Ltd. (hereinafter: "Delek Investments") holds about 28.40% of the share capital of The Phoenix Holdings.
Delek Capital Ltd. (hereinafter: "Delek Capital") holds about 26.72% of the share capital of The Phoenix Holdings.
Delek Investments holds 94% of the share capital of Delek Capital.
Mr. Izhak Sharon (Teshuva) is the controlling party of Delek Investments.
Mayer's Cars and Trucks Co. Ltd. (hereinafter: "Mayer") holds about 23.07% of the share capital of The Phoenix Holdings.
The registered shareholders of Mayer are as follows:
Jacob and Nili Shahar 47%; Kass Family Assets Trust Ltd. in trust for Israel Kass and Pnina Kass – 47%; and Tal Avineri Law Company in trust for Uzi Mor - 6%.
The holdings of The Phoenix Holdings are reported as holdings for its own account, holdings of policies with profits of The Phoenix Insurance Company Ltd. and also provident and pension fund holdings.

Name of Holder: *Ilan Mazur*
No. of Holder: *11*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *3,369*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *12*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1	
Arison Holdings (1998) Ltd.	
Identification Number of Controlling Party :	*Identification Number 512705153*
2	
Israel Salt Industries Ltd.	
Identification Number of Controlling Party :	*Identificiation Number 520037573*

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 825,000 options held by Mr. Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the hcldings of Mr. Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Mr. Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of the report of June 17, 2008, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Schedule 23
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/08/2009
Reference: 2009-01-190764

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Amending Report to a faulty report sent on August 5, 2009 reference 2009-01-188343
The flaw: *Date*
Reason for flaw: *omission of date August 2, 2009*
The amendment: *addition of date*

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Decrease following sale in the Stock Exchange*

Date of Change: *August 3, 2009*
Transaction Price: *1,275* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,468,698*
Change in Quantity of Securities: *-215,484*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,253,214*
Extent of Holding after the Change: In the capital: *3.13%* In voting power: *3.13%*
Extent of Holding after the Change (fully diluted): In the capital: *3.08%* In voting power: *3.08%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *August 9, 2009 at 12:22 p.m.*

4. Detail of transactions which caused the change

Schedule 24
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 10/8/2009
Reference: 2009-01-192309

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *03/08/2009*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	19.99	19.99	19.65	19.65
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.75	5.75	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Moshe Koren	BNHP Ordinary Shares	13,000	0.00	0.00	0.00	0.00
5	Ronen Israel	BNHP Ordinary Share	1,342	0.00	0.00	0.00	0.00
6	Excellence Gemel & Pension	BNHP Ordinary Share	11,475,657	0.87	0.87	0.86	0.86
7	Excellence Mutual Funds	BNHP Ordinary Share	4,003,913	0.30	0.30	0.30	0.30
8	Excellence Traded Notes	BNHP Ordinary Share	41,799,913	3.17	3.17	3.12	3.12
9	Phoenix Gemel & Pension	BNHP Ordinary Share	2,653,955	0.20	0.20	0.20	0.20
10	Phoenix Participating	BNHP Ordinary Share	15,497,357	1.18	1.18	1.16	1.16

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
31.46	31.46	31	31

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- ○ Do not hold securities of the corporation
- ● Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
11	Ilan Mazur	BNHP Ordinary Shares	3,369	0.00	0.00	0.00	0.00
12	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00

Explanations:
1. Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.
2. If an interested party holds more than one category of securities, the extent of his holdings (including fully diluted) should be stated taking into consideration all of the securities held by him on one line only.
3. The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.
4. Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.
5. If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.
6. If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.
7. If the interested party or the senior office holder also holds shares of a subsidiary or related company of the reporting corporation, a detail of these holdings should be listed in the field "Remarks" which appears in the holder details table.

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 263,531,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:
Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").
Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.
Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.
Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.
Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.
Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Moshe Koren*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *1228998*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Ronen Israel*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *055692578*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *1,342*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
the shares are held in an account in the name of his son who is a minor

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *6*
Category of Holder: *Provident funds and provident fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *10,261,995*
Change in Quantity of Securities: *1,213,662*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *7*
Category of Holder: *Joint investment trust fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *3,998,926*
Change in Quantity of Securities: *4,987*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *Excellence Investments Ltd*
No. of Holder: *8*
Category of Holder: *Nostro account*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520041989*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *41,253,214*
Change in Quantity of Securities: *546,699*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Excellence Investments Ltd. is the controlling party of Excellence Trust Funds Ltd., Excellence Nessuah Provident and Pension Ltd. and of the various index linked note issuing companies comprising the Kessem group. For particulars about Excellence see the current reports of the company.

Name of Holder: *The Phoenix Holdings Ltd*
No. of Holder: *9*
Category of Holder: *Provident funds and provident fund management companies*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520017450*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *2,653,955*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:
The Phoenix Holdings Ltd. (hereinafter: "The Phoenix Holdings") is the shareholder of The Phoenix Insurance Company Ltd. (100%).
Delek Investments and Properties Ltd. (hereinafter: "Delek Investments") holds about 28.40% of the share capital of The Phoenix Holdings.
Delek Capital Ltd. (hereinafter: "Delek Capital") holds about 26.72% of the share capital of The Phoenix Holdings.
Delek Investments holds 94% of the share capital of Delek Capital.
Mr. Izhak Sharon (Teshuva) is the controlling party of Delek Investments.
Mayer's Cars and Trucks Co. Ltd. (hereinafter: "Mayer") holds about 23.07% of the share capital of The Phoenix Holdings.
The registered shareholders of Mayer are as follows:
Jacob and Nili Shahar 47%; Kass Family Assets Trust Ltd. in trust for Israel Kass and Pnina Kass – 47%; and Tal Avineri Law Company in trust for Uzi Mor - 6%.
The holdings of The Phoenix Holdings are reported as holdings for its own account, holdings of policies with profits of The Phoenix Insurance Company Ltd. and also provident and pension fund holdings.

Name of Holder: *The Phoenix Holdings Ltd*
No. of Holder: *10*
Category of Holder: *Life insurance with participation in profits accounts*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520017450*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *15,499,568*
Change in Quantity of Securities: *-2,211*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The Phoenix Holdings Ltd. (hereinafter: "The Phoenix Holdings") is the shareholder of The Phoenix Insurance Company Ltd. (100%).
Delek Investments and Properties Ltd. (hereinafter: "Delek Investments") holds about 28.40% of the share capital of The Phoenix Holdings.
Delek Capital Ltd. (hereinafter: "Delek Capital") holds about 26.72% of the share capital of The Phoenix Holdings.
Delek Investments holds 94% of the share capital of Delek Capital.
Mr. Izhak Sharon (Teshuva) is the controlling party of Delek Investments.
Mayer's Cars and Trucks Co. Ltd. (hereinafter: "Mayer") holds about 23.07% of the share capital of The Phoenix Holdings.
The registered shareholders of Mayer are as follows:
Jacob and Nili Shahar 47%; Kass Family Assets Trust Ltd. in trust for Israel Kass and Pnina Kass – 47%; and Tal Avineri Law Company in trust for Uzi Mor - 6%.
The holdings of The Phoenix Holdings are reported as holdings for its own account, holdings of policies with profits of The Phoenix Insurance Company Ltd. and also provident and pension fund holdings.

Name of Holder: *Ilan Mazur*
No. of Holder: *11*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *3,369*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *12*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1	
Arison Holdings (1998) Ltd.	
Identification Number of Controlling Party :	*Identification Number 512705153*
2	
Israel Salt Industries Ltd.	
Identification Number of Controlling Party :	*Identificiation Number 520037573*

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 825,000 options held by Mr. Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Mr. Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Mr. Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of the report of June 17, 2008, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Schedule 25
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 10/08/2009
Reference: 2009-01-192042

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *August 5, 2009*
Transaction Price: *1,283.5* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,567,957*
Change in Quantity of Securities: *47,850*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,615,807*
Extent of Holding after the Change: In the capital: *3.16%* In voting power: *3.16%*
Extent of Holding after the Change (fully diluted): In the capital: *3.10%* In voting power: *3.10%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

    ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

    ____

    Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *August 9, 2009 at 7:37 p.m.*

4. Detail of transactions which caused the change

Schedule 26
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 10/08/2009
Reference: 2009-01-192024

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Increase following purchase in the Stock Exchange*

Date of Change: *August 6, 2009*
Transaction Price: *1,310.5* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,615,807*
Change in Quantity of Securities: *184,106*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,799,913*
Extent of Holding after the Change: In the capital: *3.17%* In voting power: *3.17%*
Extent of Holding after the Change (fully diluted): In the capital: *3.12%* In voting power: *3.12%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

   Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *August 9, 2009 at 7:37 p.m.*

4. Detail of transactions which caused the change

Schedule 27
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 11/08/2009
Reference: 2009-01-193521

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Decrease following sale in the Stock Exchange*

Date of Change: *August 9, 2009*
Transaction Price: *1,311* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,799,913*
Change in Quantity of Securities: *-345,536*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,454,377*
Extent of Holding after the Change: In the capital: *3.14%* In voting power: *3.14%*
Extent of Holding after the Change (fully diluted): In the capital: *3.09%* In voting power: *3.09%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *August 11, 2009 at 08:17 a.m.*

4. Detail of transactions which caused the change

Schedule 28
082-34955

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 12/08/2009
Reference: 2009-01-195204

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Excellence Investments Ltd*
Category of Identity Number: *Number in the Registrar of Companies in Israel*
Identity Number of the Holder: *520041989*
Category of Holder: *Nostro account*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Decrease following sale in the Stock Exchange*

Date of Change: *August 10, 2009*
Transaction Price: *1,285.5* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *41,454,377*
Change in Quantity of Securities: *-208,192*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *41,246,185*
Extent of Holding after the Change: In the capital: *3.13%* In voting power: *3.13%*
Extent of Holding after the Change (fully diluted): In the capital: *3.08%* In voting power: *3.08%*
Clarification No. 1

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	*The transaction rate was calculated according to the average rate of opening + closing*

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

---

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *August 11, 2009 at 5:08 p.m.*

4. Detail of transactions which caused the change

Schedule 29
082-34455

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: August 27, 2009
Reference: 802/09

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at June 30, 2009**

1. We wish to inform you that at its meeting held in the afternoon of August 26, 2009, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at June 30, 2009.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on August 27, 2009, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the Financial Statements of the Bank as at June 30, 2009. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site: http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ran Oz	**Ofer Levy**
Senior Deputy Managing Director	Senior Deputy Managing Director
CFO	Chief Accountant

Net Profit of NIS 382 million for the Second Quarter of 2009

The Bank reinforced its Capital Adequacy Ratio to 12.83%, exceeding its year-end objective (12%)

Tel Aviv, Israel -- Bank Hapoalim (TASE: POLI) (LSE: BKHD)

Highlights of the financial statements:

- **Net Profit** for the second quarter of 2009 totaled NIS 382 million compared with a profit of NIS 42 million in the previous quarter and NIS 594 million in the same quarter last year.

- **Return on equity** for the second quarter of 2009 was 8.3%, on an annualized basis compared with 0.9% in the previous quarter and 13.8% in the same quarter last year.

- **The Bank's capital adequacy** rose to 12.83% at the end of the second quarter of 2009 compared with 10.92% at the end of 2008. This rate exceeds the Board of Director's year-end 2009 objective of 12%.

  Tier 1 Capital rose to 7.84% at the end of the second quarter of 2009 compared with 7.44% at the end of 2008.

- **During the second quarter the Bank raised NIS 3.4 billion** in subordinated capital notes in order to improve its capital adequacy ratio.

Main developments in the financial statements for the second quarter of 2009:

Net operating profit for the second quarter of 2009 totaled NIS 380 million compared with a profit of NIS 21 million in the previous quarter and NIS 545 million in the same quarter last year. In the first half of the year, net operating profit totaled NIS 401 million.

Net return of operating profit on equity for the second quarter of 2009 was 8.2%, on an annualized basis, compared with 0.4% in the previous quarter and 12.6% in the same quarter last year. In the first half of the year, net return of operating profit on equity totaled 4.3%.

Profit from financing activity before provisions for doubtful debts, totaled NIS 1,955 million in the second quarter of 2009, compared with a profit of NIS 972 million in the previous quarter and NIS 1,943 million in the same

quarter last year. The increase in profit, in comparison to the previous quarter was mainly due to an exceptional accounting loss recorded in the previous quarter, related to the measurement of derivative instruments on a fair-value basis and from an increase in profits in respect of the credit-derivative portfolio during the reporting period.

In the first half of 2009 financing profit totaled NIS 2,927 million compared with a loss of NIS 69 million in the same period last year.

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks in the credit portfolio. In the second quarter of 2009 the Bank recorded provisions totaling NIS 538 million, compared with NIS 314 million in the previous quarter and NIS 252 million in the same quarter last year. In the first half of 2009 the Bank provided NIS 852 million compared with NIS 284 million in the same period last year. The rate of the specific provision to total credit to the public, before the reduction in provisions and the collection of debts written off in the past, reached 0.80%, in the second quarter of 2009, compared with 0.49% in the previous quarter and 0.44% in the same quarter last year.

Operating and other income – totaled NIS 1,231 million in the second quarter of 2009 compared with NIS 1,162 million in the previous quarter and NIS 1,205 million in the same quarter last year, an increase of 5.9% and 2.2%, respectively. The increase was mainly due to an increase in income from capital market activity, dividends and credit cards fees.
In the first half of 2009 operating profit totaled NIS 2,393 million compared with NIS 2,489 million in the same period last year.

Operating and other expenses totaled NIS 1,890 million in the second quarter of 2009 compared with NIS 1,940 million in the previous quarter and NIS 1,911 million in the same quarter last year, a decrease of 2.6% and 1.1%, respectively. The decrease was mainly due to the decrease in salary expenses which were previously affected by a grant payment, under the employees' wage agreement, during the first quarter as well as the cessation of consolidation of Bank Massad and Bank Yahav and voluntary retirement expenses in the same quarter last year.
In the first half of 2009 operating expenses totaled NIS 3,830 million compared with NIS 4,179 million in the same period last year.

Developments in Balance-Sheet Items

The consolidated balance sheet as at June 30, 2009 totaled NIS 302.8 billion, compared with NIS 306.8 billion at the end of 2008.

Credit to the public totaled NIS 216.0 billion, a decrease of 2.8% compared to the end of 2008. The decrease was influenced by the negative growth activity in the Israeli economy during the first half of the year and as a result, a decrease in levels of credit activity, especially in the corporate sector.

Deposits from the public totaled NIS 228.1 billion compared with NIS 227.0 billion at the end of 2008, an increase of 0.5%. The increase is mainly a result of an increase in deposits in overseas offices.

Shareholder's equity totaled NIS 19,733 million as at June 30, 2009, compared with NIS 18,795 million at the end of 2008, an increase of 5.0%.

Capital adequacy ratio rose to 12.83% at the end of the second quarter of 2009 compared with 10.92% at the end of 2008. **Tier 1 Capital** rose to 7.84% at the end of the second quarter of 2009 compared with 7.44% at the end of 2008.

The improvement in the capital ratio was achieved mainly by an increase in capital from NIS 30.6 billion at the end of 2008 to NIS 34.9 billion at the end of June 2009. During the first six months of 2009, the Bank raised subordinated notes which serve as Tier 2 capital totaling NIS 2,530 million, of which NIS 1,700 million during the second quarter. In the second quarter of 2009, the Bank also raised a series of capital notes totaling NIS 1,698 million, which were recognized by the Supervisor of Banks as "Upper Tier 2 capital".

About Bank Hapoalim

Bank Hapoalim is Israel's leading financial group. In Israel, the Bank Hapoalim Group includes financial companies involved in investment banking, credit cards, trust services and portfolio management. The Group also has holdings in non-banking sectors.

Internationally, Bank Hapoalim operates through 40 branches, subsidiaries and representative offices, in North and Latin America, Europe, the Far East, Turkey and Australia. In these markets, the Bank is engaged in trade, corporate finance, private banking and retail banking.
Bank Hapoalim is the only Israeli Bank listed on both the Tel Aviv and London Stock Exchange. In addition, a Level-1 ADR is traded "over-the -counter" in New York, under ticker BKHYY.

For further information please contact the Bank's Spokesperson:
Tel: +972-3-567-3635; Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Principal Data of the Bank Hapoalim Group

Profit and profitability

	For the three months ended on				
	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008
Profit (loss) from financing activities before provision for doubtful debts	**1,955**	972	1,242	2,083	1,943
Operating and other income	**1,231**	1,162	1,013	1,153	1,205
Total income	**3,186**	2,134	2,255	3,236	3,148
Provision for doubtful debts	**538**	314	765	471	252
Operating and other expenses	**1,890**	1,940	2,008	1,960	1,911
Operating profit (loss)	**380**	21	(393)	384	545
Net profit from extraordinary transactions, after taxes	**2**	21	30	57	49
Net profit (loss)	**382**	42	(363)	441	594

Balance Sheet – Principal Items

	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008
Total balance sheet	**302,844**	305,156	306,847	297,854	300,909
Credit to the public	**215,973**	220,859	222,100	214,296	211,193
Deposits from the public	**228,136**	232,442	226,953	214,802	226,955
Debentures and subordinated notes	**22,162**	18,967	20,818	20,676	19,111
Shareholders' equity	**19,733**	18,986	18,795	19,030	18,758
Overall Credit risk -Problematic Debts	**17,693**	17,558	16,142	15,208	12,416
Of which: Non-income bearing debt	**4,274**	4,145	4,140	3,870	3,366

Principal financial ratios

	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008
Loan to Deposit Ratio	**94.7%**	95.0%	97.9%	99.8%	93.1%
Shareholders' equity to total assets	**6.5%**	6.2%	6.1%	6.4%	6.2%
Tier I capital to risk assets	**7.84%**	7.55%	7.44%	7.74%	7.49%
Total capital to risk assets	**12.83%**	11.27%	10.92%	11.29%	10.77%
Cost-Income Ratio	**59.3%**	90.9%	89.0%	60.6%	61.0%
Financing income to income-yielding assets	**2.72%**	1.35%	1.75%	2.94%	2.76%
Ratio of specific provision to total credit to the public attributed to the statement of profit and loss(*)	**0.80%**	0.49%	1.49%	0.76%	0.44%
Return of operating profit (loss) on equity, net(*)	**8.2%**	0.4%	(7.9%)	8.3%	12.6%
Return of net profit (loss) on equity(*)	**8.3%**	0.9%	(7.3%)	9.6%	13.8%
Net earnings (loss) per share	**0.29**	0.03	(0.29)	0.33	0.46

(*) Quarterly figures on an annualized basis



Q2

Bank Hapoalim

Condensed Financial Statement
as at June 30, 2009


bank hapoalim





Bank Hapoalim

Condensed Financial Statement as at June 30, 2009

1. Liat Michael - Commercial Debt 2. Israel Shuster - Commercial Debt 3. Liz Dagasson - Commercial Debt 4. Shimon Ezra - Business Center Jerusalem Region 5. Eldar Ohana - Headquarter Corporate Banking 6. Esther Amar - Marketing, Strategy & Business Development 7. Sharona Sasson - Commercial Debt 8. Ruth Feliman - Business Center Hasharon Region 9. Eyal Giled - Business Center Jerusalem Region 10. Sharona Berenstein - Operational Credit 11. Gil Cohen - Headquarter Corporate Banking 12. Ruth Beskar - Financial Institutions 13. Liora Revah - Corporate Banking 14. Ronen Mor - Commercial Banking 15. Revital Chacoat - Operational Credit 16. Sagit Sasson - Commercial Banking 17. Uzi Ben Ami - Corporate Banking 18. Dan Amir - Corporate Branches 19. Yael Tzur-Shade - Business Center Tel Aviv Region 20. Shoshana Aboot - Operational Credit 21. Yaacov Salton - Headquarter Corporate Banking 22. Boaz Mehamed - Corporate Banking 23. Hanan Pomer - Financial Institutions 24. Ruth Shalev - Financial Institutions 25. [illegible] - Marketing, Strategy & Business Development 26. Vered Cohen - Headquarter Corporate Banking 27. Yoni Shaper - Headquarter Corporate Banking 28. Anat Aaron - Marketing, Strategy & Business Development 29. Michelle Yair - Business Center South Region 30. Uri Lerger - Marketing, Strategy & Business Development 31. Yael Wandowd-Sotzky - Marketing, Strategy & Business Development 32. Eyal Rubin - Headquarter Corporate Banking 33. Gilad Bloch - Corporate Banking 34. Sara Amaron - Marketing, Strategy & Business Development 35. Ronit Mindel - Foreign Trade Corportae Banking 36. George Deika - Foreign Trade Corportae Banking 37. Mordechay Mazal-Tov - Corporate Banking 38. Eran Magen - Marketing, Strategy & Business Development 39. Merav Steinberg - Marketing, Strategy & Business Development 40. Michal Telem - Legal Counseling 41. Leah Sheri - Foreign Trade Corportae Banking 42. Orit Kedem - Foreign Trade Corportae Banking 43. Neta Avraham - Legal Counseling 44. Ofra Madmoni - Business Center Tel Aviv Region 45. Zvika [illegible] - Commercial Debt 46. Alex Bogatchook - Operational Credit 47. Yafit Schwartz - Foreign Trade Corportae Banking 48. Rowen Uzary - Business Center Central Region 49. Aviva Shor - Foreign Trade Corportae Banking 50. Nili Allandary - Commercial Debt 51. Rinat Ofer - Business Center Central Region 52. Sara Ben-hamoo - Corporate Banking 53. Yoram Tamam - Headquarter Corporate Banking 54. Mazal Weinstein - Corporate Division - Control 55. Merav Sayag - Special Credits 56. Oren Baruch - Special Credits 57. Hava Bachar - Corporate Banking 58. Anat Brakha - Special Credits 59. Yael Shoel - Foreign Trade Corportae Banking 60. Anat Holoshitzer - Operational Credit 61. Tamar Tsaizel - Special Credits 62. Keren Wolf - Corporate Banking 63. Amos Fish - Marketing, Strategy & Business Development 64. Ziv [illegible] - Marketing, Strategy & Business Development 65. Ziv Bromberg - Headquarter Corporate Banking 66. Shmuel Crevold - Legal Counseling 67. Hadasa Zuban - Commercial Debt 68. Vered Brenboim - Corporate Banking 69. Yossi Rubin - Corporate Banking 70. Shely Nouney - Business Center Tel Aviv Region 71. Assa Hagon - Foreign Trade Corportae Banking 72. Judi Horowitz - Foreign Trade Corportae Banking 73. Alon Kedem - Business Center Central Region 74. Limor Carmi - Business Center Tel Aviv Region 75. Shmuel Barzov - Special Credits 76. Elinor Schoni - Corporate Banking 77. Doron Pereg - Foreign Trade Corportae Banking 78. Mati Barclay - Business Center Hasharon Region 79. Sharon Aaron-Better - Corporate Banking 80. Doron [illegible] - Corporate Banking 81. Itai Goldwen - Headquarter Corporate Banking 82. Ilad Ben Aaron - Headquarter Corporate Banking 83. Limor Shalev - Legal Counseling 84. [illegible] Cohen - Commercial Debt

Contents

At the meeting of the Board of Directors held on August 26, 2009, it was resolved to approve and publish the unaudited consolidated financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-June 2009.

The following are details of the principal developments and changes that occurred during the reported period.

General Development of the Bank Group's Business

Activities of the Bank Group and Description of the Development of its Business

Appointment of Chairman of the Board of Directors and the Chief Executive Officer

On June 4, 2009, the Supervisor of Banks approved the appointment of Mr. Yair Seroussi as director and Deputy Chairman of the Board of Directors of the Bank and his appointment as Chairman of the Board of Directors of the Bank on August 1, 2009. As of the date of the Supervisor's approval, Mr. Yair Seroussi began to serve as Deputy Chairman of the Board of Directors of the Bank. As of August 1, 2009, he serves as Chairman of the Board of Directors of the Bank, replacing Mr. D. Dankner, whose term of service as Chairman ended on that date.
The term of service of Mr. Zvi Ziv at Chief Executive Officer of the Bank ended on June 11, 2009. Mr. Zion Kenan took office as Acting Chief Executive Officer of the Bank on that date.
On August 10, 2009, the Board of Directors of the Bank resolved to appoint Mr. Kenan to the office of CEO of the Bank, pursuant to the recommendation of the Board of Directors' search committee. Mr. Kenan, who currently serves as Acting CEO, will take office as CEO of the Bank immediately upon receiving the approval of the Supervisor of Banks, as required under the provisions of the Banking Ordinance.

Development of the Bank Group's Business

Net profit of the Bank Group totaled approximately NIS 424 million in the period of January-June 2009, compared with a loss in the amount of NIS 973 million in the same period last year.
Net return on equity reached 4.5% in annualized terms in the period of January-June 2009, compared with negative return on equity of 10.3% in the same period last year.
Net profit of the Bank Group totaled approximately NIS 382 million in the second quarter of 2009, compared with profit in the amount of NIS 594 million in the same quarter last year.
Net return on equity reached 8.3% in annualized terms in the second quarter of 2009, compared with net return on equity of 13.8% in the same quarter last year.
Total assets of the Bank Group amounted to approximately NIS 302.8 billion at the end of June 2009, compared with approximately NIS 306.8 billion at the end of 2008, a decrease of 1.3%.
Total shareholders' equity amounted to NIS 19,733 million at the end of June 2009, compared with NIS 18,795 million at the end of 2008, an increase of 5.0%.

Principal Data

	For the three months ending on				
	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008
	NIS millions				
Profit and Profitability					
Profit from financing activities before provision for doubtful debts	**1,955**	972	1,242	2,083	1,943
Operating and other income	**1,231**	1,162	1,013	1,153	1,205
Total income	**3,186**	2,134	2,255	3,236	3,148
Provision for doubtful debts	**538**	314	765	471	252
Operating and other expenses	**1,890**	1,940	2,008	1,960	1,911
Operating profit (loss)	**380**	21	(393)	384	545
Net profit from extraordinary transactions, after taxes	**2**	21	30	57	49
Net profit (loss)	**382**	42	(363)	441	594

	For the six months ended		For the year ended
	6/30/2009	6/30/2008	12/31/2008
	NIS millions		
Profit (loss) from financing activities before provision for doubtful debts	**2,927**	(69)	3,256
Operating and other income	**2,393**	2,489	4,655
Total income	**5,320**	2,420	7,911
Provision for doubtful debts	**852**	284	1,520
Operating and other expenses	**3,830**	4,179	8,147
Operating profit (loss)	**401**	(1,460)	(1,469)
Net profit from extraordinary transactions, after taxes	**23**	487	574
Net profit (loss)	**424**	(973)	(895)

	For the three months ending on				
	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008
	NIS millions				
Balance Sheet - Principal Items					
Total balance sheet	**302,844**	305,156	306,847	297,854	300,909
Credit to the public	**215,973**	220,859	222,100	214,296	211,193
Deposits from the public	**228,136**	232,442	226,953	214,802	226,955
Debentures and subordinated notes	**22,162**	18,967	20,818	20,676	19,111
Shareholders' equity	**19,733**	18,986	18,795	19,030	18,758
Overall Credit risk - Problematic Debts	**17,693**	17,558	16,142	15,208	12,416
Of which: Non-income bearing debt	**4,274**	4,145	4,140	3,870	3,366

Principal Data (continued)

	For the three months ended				
	6/30/2009	3/31/2009	12/31/2008	9/30/2008	6/30/2008
Principal financial ratios					
Loan to Deposit Ratio	**94.7%**	95.0%	97.9%	99.76%	93.1%
Shareholders' equity to total assets	**6.5%**	6.2%	6.1%	6.4%	6.2%
Tier I capital to risk assets	**7.84%**	7.55%	7.44%	7.74%	7.49%
Total capital to risk assets	**12.83%**	11.27%	10.92%	11.29%	10.77%
Operating expenses to total income	**59.32%**	90.9%	89.0%	60.6%	60.7%
Financing income to income yielding assets[a]	**2.72%**	1.35%	1.75%	2.94%	2.76%
Ratio of specific provision to total credit to the public[a]	**0.80%**	0.49%	1.49%	0.76%	0.44%
Return of operating profit (loss) on equity, net[a]	**8.2%**	0.4%	(7.9%)	8.3%	12.6%
Return of net profit (loss) on equity[a]	**8.3%**	0.9%	(7.3%)	9.6%	13.8%
Net profit (loss) per share	**0.29**	0.03	(0.29)	0.33	0.46

	For the six months ended		For the year ended
	6/30/2009	6/30/2008	12/31/2008
Operating expenses to total income	**72.0%**	172.7%	103.0%
Financing income to income yielding assets[a]	**2.02%**	(0.05%)	1.14%
Ratio of specific provision to total credit to the public[a]	**0.65%**	0.29%	0.69%
Return of operating profit (loss) on equity, net[a]	**4.3%**	(15.3%)	(7.8%)
Return of net profit (loss) on equity[a]	**4.5%**	(10.3%)	(4.8%)
Net profit (loss) per share	**0.32**	(0.75)	(0.69)

(a) Quarterly figures on an annualized basis.

Control of the Bank

The holders of the permit for control of the Bank are Ms. Shari Arison and Mr. Micky Arison. Their stake in the Bank is held through three trusts that have holdings in the Israeli companies noted below, which own shares of the Bank. Arison Holdings holds shares comprising approximately 19.99% of the Bank's share capital near the date of publication of the financial statements, which constitute the "controlling interest" (as defined in the control permit issued by the Governor of the Bank of Israel).

Arison Investments Ltd. (a sister company of Arison Holdings; hereinafter: "Arison Investments"), through its wholly-owned subsidiary Salt Industries Ltd., holds shares comprising approximately 5.75% of the share capital of the Bank.

Near the date of publication of the financial statements, the Arison Group (through Arison Holdings and Arison Investments) holds a total of approximately 25.7% (25.4% fully diluted) of the share capital of the Bank.

On July 27, 2009, the Delek Ltd. Group, which includes The Phoenix Insurance Company Ltd. and Excellence Investments Ltd., issued an interested party's notification reporting a holding of 5.66% in the shares of the Bank. This stake is held through a proprietary account, and through and with holdings in profit-participatory life insurance accounts, management companies of joint trust investment funds, provident funds, or provident-fund management companies under its direct or indirect control or management.

On August 13, 2009, Manor Investments IDB Ltd., a company which belongs to the controlling shareholders of IDB Holdings Company Ltd., issued an interested party's notification reporting a holding of 5.03% in the shares of the Bank. This stake is held through Clal Insurance Enterprises Holdings Ltd., Clal Finance Ltd., and Epsilon investment Company Ltd., which are (indirect) subsidiaries of IDB Holdings and also through Manor Investments IDB Ltd.

Capital of the Bank and Transactions in its Shares

Further to the information reported in the section on the Bank Group's activity and business developments in the Financial Statements as at December 31, 2008, regarding investments in the Bank's share capital, note that:

The issued and paid-up share capital of the Bank, as at June 30, 2009, is NIS 1,318,323,163 composed of 1,318,323,163 ordinary shares of par value NIS 1 each.

The issued and paid-up share capital of the Bank near the date of publication of the financial statements is NIS 1,318,448,594, an increase of 125,431 shares, resulting from the exercise of option notes granted to employees of the Bank, as detailed below.

In May 2004, the Board of Directors of the Bank approved a plan to allocate 24 million nontradable option notes, at no cost, to permanent Bank employees, exercisable into 24 million shares of Bank Hapoalim. The option notes will be allocated, at no cost, over six years, each year during the period of 2004-2009. In December 2005, the Board of Directors of the Bank approved an additional option plan for Bank employees under personal contracts. The plan stipulates that four packets will be granted, one each year in 2006-2009.

In accordance with the plans described above, the Bank completed the plan and allocated the remaining quantity within its commitment to its employees in February 2009. The balance of unexercised option notes allocated to Bank employees near the date of publication of the financial statements totaled 19,420,712 option notes.

On April 7, 2008, the Bank allocated 7,500,000 options convertible into shares, in two portions, to York Capital Management. The first portion of 3,750,000 options expired on April 1, 2009, without being exercised into shares. The second portion is exercisable until April 1, 2010.

Capital Adequacy

The ratio of capital to risk-adjusted assets reached 12.83% at the end of June 2009, compared with 10.92% at the end of 2008.

The ratio of core (Tier I) capital to risk-adjusted assets reached 7.84%, compared with 7.44% at the end of 2008. Tier I capital includes subordinated capital notes in the amount of NIS 1,918 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments," and which contributed 0.7% to the Tier I capital ratio.

The ratio of supplementary (Tier II) capital to risk-adjusted assets reached 5.01%, compared with 3.49% at the end of 2008. Tier II capital includes Upper Tier II capital (subordinated capital notes and general provision for doubtful debts), the balance of which totaled NIS 3,176 million on June 30, 2009, and contributed 1.17% to the overall capital ratio.

Pursuant to a directive of the Supervisor of Banks, the Bank is required to implement the Basel II directives starting with the annual financial statements for 2009. The Bank reports the estimated capital ratio according to the Basel II directives to the Supervisor of Banks on a quarterly basis. According to initial calculations and the Bank's forecast of the risk-adjusted asset mix for that date, the ratio of capital to risk-adjusted assets at the end of 2009 is expected to decrease in a range between 0.5%-1.0% compared to the ratio of capital to risk-adjusted assets that would be calculated at that date under the existing directives. Most of the decrease is due to an increase in capital allocated in respect of operational risk and in respect of credit facilities for periods shorter than one year. This decrease is offset by a lower capital allocation in respect of off-balance-sheet exposure to derivative financial instruments and different weighting of risk-adjusted assets in retail portfolios. Note that there are several pending matters and issues on which discussions with the Bank of Israel have not yet been concluded, which may have a material impact on the results of the calculation. For further details regarding the Bank's preparations for the implementation of Basel II, see the section "Preparation for the Implementation of Basel II". Note that the foregoing section concerning the expected effect of the implementation of the Basel II directives constitutes "forward-looking information," as defined below.

With regard to the restatement of the capital ratio for previous periods, see Note 4 to the Condensed Financial Statements.

The principal changes in total capital for the purpose of calculating the ratio of capital to risk-adjusted assets during the period of January-June 2009 are set out below:

During the first six months of the year, the Bank raised subordinated notes, which constitute Tier II capital, in the amount of NIS 2,494 million, of which NIS approximately 1,700 million in the second quarter.

In the second quarter, the Bank raised subordinated notes approved by the Supervisor of Banks as "Upper Tier II capital" in the amount of NIS 1,698 million. On the other hand, subordinated notes in the amount of NIS 369 million ceased to be included in Tier II capital.

In July-December 2009, an additional part of the subordinated notes in the amount of approximately NIS 400 million, which constitute Tier II capital for the purpose of calculating the ratio of capital to risk-adjusted assets, will cease to be considered Tier II capital, in accordance with the rules established by the Supervisor of Banks with regard to the recognition of notes of this type as Tier II capital by banking corporations.

In May 2008, the Board of Directors of the Bank reaffirmed its resolutions to proceed on a trajectory leading the Bank to an 11% ratio of capital to risk-adjusted assets by the end of 2008, and to a 12% capital ratio by the end of 2009. The Board of Directors examined the various available options, in accordance with the Bank's work plans, for increasing the Bank's capital, encompassing the different components, by issuing core capital, hybrid core capital, or supplementary capital.

Note that the aforesaid statements with regard to the objectives for increasing the capital ratio and the ways of attaining these objectives constitute "forward-looking information," as defined below, and their materialization depends both on external factors, such as conditions in the capital market and economic conditions in Israel and abroad, and on the Bank's business plans. Therefore, there is a possibility that the Bank may not be able to meet these objectives.

In late 2008, the Ministry of Finance unveiled an initiative to assist banking corporations in increasing their capital and encourage them to expand the supply of credit for activity in Israel, against the background of the global economic crisis. The aid was offered in the form of state guarantees for subordinated notes of the banking corporations, which are recognized by the Supervisor of Banks as part of their Upper Tier II capital. The total amount of subordinated notes for which the Finance Ministry offered state guarantees, for all banking corporations in Israel, was NIS 6.5 billion; of that amount, the Bank was offered guarantees in an amount of NIS 1.912 billion. The Ministry of Finance notified the banking corporations that every banking corporation likely to make use of the offer for state guarantees in the future must notify the ministry accordingly by March 1, 2009.

Pursuant to a resolution of the Board of Directors of the Bank of February 25, 2009, the Bank notified the Ministry of Finance of its decision to accept the offer, under which it will be able to use state guarantees in the future. It is hereby clarified that this notification in itself does not obligate the bank to issue subordinated notes to the public backed by the state guarantees, and that the Bank will consider, in connection with any future offering of such subordinated notes, whether or not it wishes the subordinated notes which it actually issues to be secured by state guarantees. The Bank is entitled to use the offered guarantees for subordinated notes issued until June 30, 2009. The Bank has also been granted the possibility of extending this deadline to September 30, 2009, provided that if it decides to do so, it pays the Ministry of Finance a fee in an amount equal to 0.025% of the amount of the subordinated notes issued in the future for which the Bank requests state guarantees (this amount shall not exceed the unutilized amount out of the total amount of state guarantees offered to the Bank, as noted above). The Bank did not exercise this right; accordingly, the option to raise funds using this state guarantee expired.

It was recently published that the Ministry of Finance intends to increase the amount of subordinated notes for which state guarantees may be received, up to double the former amount, and to simplify the terms of the guarantees. No authorized notification has been given to the Bank on this matter, to date.

Dividend Policy

The Board of Directors of the Bank has decided on a dividend policy under which at least half of net operating profits are distributed as dividends each year, on a quarterly basis. Dividends from nonrecurring profits are distributed pursuant to ad-hoc decisions made by the Board of Directors.

The distribution of dividends by the Bank is subject to legal directives, including restrictions derived from Proper Conduct of Banking Business Directive No. 331, with regard to the distribution of dividends by a banking corporation. Accordingly, no dividend shall be distributed which would bring about one of the following: (1) the Bank could not comply with the Supervisor of Banks' restrictions with regard to dividend distribution (as specified in Proper Conduct of Banking Business Directive No. 331); or (2) the ratio of the Bank's capital to risk-adjusted assets would fall below 9%; or (3) the non-monetary assets of the Bank would exceed its shareholders' equity; or (4) the Bank could not comply with the requirements of Section 23A of the Banking (Licensing) Law, 5741-1981 (the "Banking (Licensing) Law"), which stipulates a limit with regard to the percentage of capital which a banking corporation may invest in non-financial corporations; or (5) the Bank's ratio of Tier I capital (excluding hybrid Tier I capital) to risk-adjusted assets would fall below 6.5%.

Furthermore, according to Directive 331, no dividends shall be distributed when one or more of the last three calendar years ended in a loss, unless the Supervisor of Banks has approved the distribution in advance. Because the year 2008 ended in a loss, the Bank will require such approval.

The permission granted by the Governor of the Bank of Israel to the Arison Group to acquire a controlling interest in Bank Hapoalim states that no dividend shall be distributed from profits accrued at the Bank up until June 30, 1997 (the day prior to the acquisition of the controlling interest), unless the Supervisor of Banks has consented in advance and in writing.

The balance of capital reserves at the Bank on June 30, 2009 totaled NIS 11,207 million, of which a total of NIS 2,737 million cannot be distributed as dividends.

Ratings of the Bank

The following ratings have been assigned to the Bank by rating agencies in Israel and abroad:

In Israel, the Bank is rated AA+ by S&P Maalot Ltd.

On April 30, 2009, Standard & Poor's Maalot announced a downgrade of Bank Hapoalim's issuer rating from ilAAA to ilAA+, according to the definitions of the local rating scale. The Bank's rating outlook remains Negative.

Concurrently, the long-term global rating of Standard & Poor's Rating Services for Bank Hapoalim (the counterparty rating) was downgraded from A- to BBB+, while the short-term rating remained unchanged at A-2. The global rating outlook is Negative.

The downgrade reflects the agency's opinion with regard to the negative impact of the global and local recession on the Bank's profitability and on the quality of its credit portfolio. Standard & Poor's anticipates that the global recession could severely affect Israel's economy in 2009, and that that growth will deteriorate markedly compared with previous years, with GDP contracting by 1.5% in 2009 and only modest growth of 0.8% in 2010. S&P expects earnings to remain suppressed in the short to medium term, given ongoing asset quality pressure and the associated increase in provisions for doubtful debts, as well as financial margin contraction due to the low interest-rate environment.

On August 4, 2009, the rating agency Fitch reaffirmed the Bank's rating.

Ratings of the Bank and of Israel by international rating agencies:

	Rating agency	Long-term foreign currency	Short-term foreign currency	Rating outlook	Last update
Israel - sovereign rating:					
	Moody's	A1	P-1	Positive	04/08
	S&P	A	A-1	Stable	07/09
	Fitch Ratings	A	F1	Stable	02/08
Bank Hapoalim:					
	Moody's	A1	P-1	Negative	03/09
	S&P	BBB+	A-2	Negative	04/09
	Fitch Ratings	A-	F2	Stable	08/09

General Information

Economic and Financial Review

Economic Activity

Data released so far appear to indicate a more moderate downturn in economic activity in the second quarter, with some indicators actually pointing to an upward trend. Private consumption indices show stabilization in the first half of the year, following a decrease in the preceding half. Industrial exports improved in the second quarter, although exports remain more than 20% lower than in the same period last year. The expansive monetary policy increased demand for housing in the real-estate market, while also contributing to sharp price gains in the financial markets, and mitigating the negative implications of the global crisis. However, conditions in the labor market decreased further, as unemployment rose to 8.4% in May, and real wages trended down. The halt to the deterioration of economic activity and the improvement of conditions in the financial markets primarily relied on the success of economic policies, globally and especially in the United States, in stabilizing the financial sector. A transition to positive growth in the second half this year depends to a considerable degree on the developments in the global economy.

Developments in The Global Economy

Recent economic indicators reinforce the estimate that following a long period of deterioration in economic activity, the global economy is now stabilizing. The sharp decline in the volume of world trade has also been checked, with several countries showing the beginnings of growth in exports. The expansive economic policies globally, especially in the US, which have included real investments, monetary easing, and bailouts of financial institutions, along with the continued growth in the emerging markets have succeeded in arresting the deterioration of the global economy and markets. The improvement is particularly notable in the financial sector, with credit spreads contracting and asset price volatility decreasing. The decline in the real economy seems to have been reined in as well; several indicators, such as the purchasing managers' index and the consumer confidence index, have recently shown substantial improvement.

Labor markets in the developed countries remain a cause for concern. Unemployment has reached a high rate of 9.5%, which in itself may delay rapid economic recovery in these countries. Another worry is the high budget deficits in some countries, mainly the US. These deficits jeopardize the stability of prices, the capital markets, and currencies. On the other hand, there are concerns that a move to more restrictive economic policies may put a stop to the signs of recovery in the developed economies.

Monetary policy remained expansive, as the US maintained an interest rate of 0%-0.25%, while the interest rate in the euro zone was 1.0%. Based on statements made by the Fed Chairman in the US, we may conclude that in the absence of inflationary pressures, the interest rate is likely to remain low until growth solidifies.

Inflation and Exchange Rates

The consumer price index increased at a high rate of 2.3% in the second quarter, and was 3.6% higher in June 2009 than in June 2008. The large increase in CPI mainly resulted from the effect of housing and gasoline prices; excluding these items, the CPI increased by only 1.3% in the 12 months ended in June 2009. The CPI for July increased at a high rate of 1.1%, and in the 12 months ended in July 2009, inflation totaled 3.5%. The large increase in CPI in July 2009 is mainly a result of increased VAT, drought levy, gasoline prices and a moderated effect of end of season sales in clothing and footwear. The increase in CPI in the third quarter is expected to be large again, due to raised indirect taxes (VAT, and the drought levy on water prices). There are concerns that the highly expansive monetary policy and the sharp increase in liquidity may be translated into high inflation later on. So far, the impact of this policy has been apparent in prices of financial assets and residential real estate, but not on the other components of the CPI.

The shekel appreciated by 6.4% against the dollar and 0.7% against the euro in the second quarter, following large depreciation of the shekel in the first quarter of 2009. From the beginning of the year, the shekel depreciated by 3.1% and 4.5% against the dollar and the euro, respectively. The Bank of Israel maintained its policy of daily foreign-currency purchases at a volume of USD 100 million, and foreign-currency balances reached USD 52 billion in July 2009. On August 3, 2009, following a further gain in strength by the shekel, the Bank of Israel increased its flexibility in purchasing foreign currency and allowed itself larger purchases in the event of "exceptional fluctuations incongruent with basic economic conditions, or when the foreign-currency market fails to function properly." On August 10, 2009, the Bank of Israel announced the cessation of its regular purchases of USD 100 million daily.

Fiscal and Monetary Policy

A budget deficit of NIS 17.7 billion accumulated in the first half of the year, versus a surplus of NIS 2.1 billion in the same period last year. The sharp increase in the deficit derived from the ongoing decline in tax collection, at 13% in real terms year-on-year. The Knesset approved the state budget for both 2009 and 2010, with deficit targets for these years set at 6.0% and 5.5% respectively. The ratio of public debt to GDP is expected to rise from 78% at the end of 2008 to about 90% by the end of 2010. The increase in public debt in Israel during this period is lower than in most of the developed countries; the rate of the debt itself is also expected to be similar to that of the euro-zone countries and lower than in the US. In our opinion, as long as the budget deficit is on this scale and is perceived as temporary, it should not affect Israel's debt rating, and no difficulties are anticipated in financing the deficit. Fiscal credibility will depend on the question of whether the policy will work towards the resumption of the decrease in the ratio of public debt to GDP.

Monetary policy in the first quarter remained focused on curbing the economic slowdown. The interest-rate reduction process begun in the fourth quarter of 2008 continued in the second quarter this year. The interest rate was lowered once again in April 2009, to 0.5%, and remained at that level until August. In addition to the interest-rate cuts, the Bank of Israel used additional means, such as purchases of foreign currency at an average rate of USD 100 million daily, and purchases of government bonds for NIS 200 million daily, which stopped in early August 2009. Means of payment increased at a steep rate of 56% in the twelve months ended in June 2009, mainly as a result of the redirection of funds from daily deposits to current-account deposits.

Financial and Capital Markets

Developments in the Israeli capital market continued to be influenced by the high volatility in global financial markets. Prices of shares and corporate bonds rose sharply in the second quarter, both in Israel and globally. The TA-100 index posted a steep increase in April and May, and was highly volatile in June, remaining almost unchanged at the end of the month. Overall for the quarter, the TA-100 index gained 20.3%, completing a 42% increase from the beginning of the year. It should be noted that the local stock market was one of the leaders in terms of gains among both developed and emerging markets globally.

The bond market was influenced by the low interest rate and the increase in inflation expectations. The CPI-linked government bond index rose by 1.0% in the first quarter, completing a 6.4% increase from the beginning of the year. The unlinked bond index fell by 1.7%. Yields of long-term CPI-linked bonds increased, with the nine-year bond trading at a yield to maturity of 2.2% in June 2009. Unlinked (Shahar) bonds also showed an increase in yields to maturity, as the ten-year bond traded at a yield of 5.5% in June 2009. Gains resumed in the equity markets in July 2009; the TA-100 index completed an increase of 10% by the end of the month.

Data regarding changes in the consumer price index and in exchange rates:

	For the three months ended June 30		For the six months ended June 30		For the year
	2009	2008	**2009**	2008	2008
	In percent				
Rate of increase in "known" CPI	**1.9**	2.4	**1.2**	2.8	4.5
Rate of increase (decrease) in USD exchange rate	**(6.4)**	(5.7)	**3.1**	(12.8)	(1.1)
Rate of increase (decrease) in CHF exchange rate	**(1.3)**	(8.1)	**1.8**	(3.8)	4.2
Rate of increase (decrease) in EUR exchange rate	**(0.7)**	(5.9)	**4.5**	(6.6)	(6.4)
Rate of increase (decrease) in TRY exchange rate	**1.5**	2.7	**3.8**	(16.5)	(25.2)

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe," "aim," "expect," "plan," "should", "estimate," "forecast," and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, which is based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that expected events or developments may not materialize at all or may only partially materialize.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with accounting principles and rules, the main points of which are described in Note 2 to the Financial Statements as at December 31, 2008. In implementing the accounting principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities) and the results reported by the Bank. Actual future results may differ from estimates made when preparing the financial statements. Some of these estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and evaluations on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts; fair value of financial instruments; obligations for employee rights; deferred taxes; contingent liabilities; and provisions for decline in value of non-financial assets, securities available for sale, and securities held to maturity.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' Report on the Financial Statements as at December 31, 2008.

Description of the Bank Group's Business

Profit and Profitability

The net profit of the Bank Group in the first half of 2009 amounted to NIS 424 million, compared with a loss in the amount of NIS 973 million in the same period last year. The increase in profit is mainly accounted for by the material losses recorded in the comparison period due to the sale of the mortgage-backed securities portfolio, as well as a decrease in operating and other expenses. This increase was offset by an increase in the provision for doubtful debts and a decrease in profit from extraordinary transactions.

Net return on equity was 4.5%, in annualized terms, in the first half of 2009, compared with a negative return at a rate of 10.3% in the same period last year.

Net profit of the Bank Group totaled NIS 382 million in the second quarter of 2009, compared with profit in the amount of NIS 42 million in the first quarter this year and profit in the amount of NIS 594 million in the second quarter last year.

Net return on equity was 8.3%, in annualized terms, in the second quarter of 2009, compared with a return of 0.9% in the first quarter this year and a net return at a rate of 13.8% in the second quarter last year.

Set out below is the condensed statement of profit and loss for the periods ended June 30, 2009:

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008	June 30, 2008
	NIS millions			%		NIS millions		%
Profit (loss) from financing activity before provision for doubtful debts	**1,955**	972	1,943	101.1	0.6	**2,927**	(69)	-
Provision for doubtful debts	**538**	314	252	71.3	113.5	**852**	284	200.0
Profit (loss) from financing activity after provision for doubtful debts	**1,417**	658	1,691	115.3	(16.2)	**2,075**	(353)	-
Total operating and other income	**1,231**	1,162	1,205	5.9	2.2	**2,393**	2,489	(3.9)
Total operating and other expenses	**1,890**	1,940	1,911	(2.6)	(1.1)	**3,830**	4,179	(8.4)
Operating profit (loss) before taxes	**758**	(120)	985	-	(23.0)	**638**	(2,043)	-
Provision for taxes (tax benefit) on operating profit (loss)	**369**	(140)	431	-	(14.4)	**229**	(521)	-
Share in operating profits of equity-basis investees, after taxes	**6**	3	6	100.0	-	**9**	13	(30.8)
Minority interests' share in (profits) losses of consolidated companies	**(15)**	(2)	(15)	-	-	**(17)**	49	-
Net operating profit (loss)	**380**	21	545	-	(30.3)	**401**	(1,460)	-
Net profit from extraordinary transactions after taxes	**2**	21	49	(90.5)	(95.9)	**23**	487	(95.3)
Net profit (loss)	**382**	42	594	-	(35.7)	**424**	(973)	-
Return on equity:								
Of net operating profit (loss)	**8.2%**	0.4%	12.6%			**4.3%**	(15.3%)	
Of net profit (loss)	**8.3%**	0.9%	13.8%			**4.5%**	(10.3%)	

Developments in Income and Expenses

Profit from financing activity before provision for doubtful debts totaled NIS 2,927 million in the first half of 2009, compared with a loss in the amount of NIS 69 million in the same period last year. The increase in profit mainly resulted from material losses recorded by the Bank in the comparison period last year in its asset-backed securities portfolio, mainly as a result of losses from the sale of the mortgage-backed securities portfolio. In addition, profit recorded in the first half of 2009 increased as a result of an increase in the value of the credit-derivative portfolio and profit from the realization of bonds. The increase was offset by a loss from the adjustment to fair value of derivative instruments, a decrease in financing income on financial capital, a decrease in interest income on problematic debts not previously recorded, and the cessation of consolidation of Bank Massad and Bank Yahav in 2008.

Profit from financing activity before provision for doubtful debts in the second quarter of 2009 totaled NIS 1,955 million, compared with profit of NIS 1,943 million in the same period last year, and compared with profit of NIS 972 million in the first quarter of 2009. The increase in profit quarter-on-quarter mainly resulted from losses in respect of adjustments to fair value of derivative instruments recorded in the first quarter of 2009, as well as from an increase in profits recorded in the second quarter in respect of the Bank's credit-derivative portfolio.

Due to the extensive volatility among quarters in profit from financing activity, the following table presents profit from financing activity excluding exceptional or nonrecurring events:

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008	June 30, 2008
	NIS millions			%		NIS millions		%
Profit from regular financing activity[1]	**1,686**	1,698	1,806	(0.7)	(6.6)	**3,384**	3,573	(5.3)
Losses in respect of investments in asset-backed securities	**(77)**	(110)	(27)	(30.0)	-	**(187)**	(3,603)	(94.8)
(Profit) loss in respect of the credit derivative portfolio	**235**	8	39	-	-	**243**	(145)	-
Income from realization and adjustments to fair value of non-asset-backed bonds	**38**	132	(7)	(71.2)	-	**170**	35	-
Adjustments to fair value of derivative instruments[2]	**16**	(855)	(74)	-	-	**(839)**	(426)	96.9
Interest income on problematic debts not previously recorded	**57**	99	143	(42.4)	136.5	**156**	338	(53.8)
Financing income derived from Bank Massad and Bank Yahav[3]	**-**	-	63	-	-	**-**	159	-
Reported financing profit (loss)	**1,955**	972	1,943	101.1	0.6	**2,927**	(69)	-

(1) Profit from financing activity excluding exceptional effects, and excluding effects arising mainly from the timing of recording in accounting.

(2) The effect of the measurement of profit and loss in derivative instruments constituting part of the Bank's asset and liability management strategy, and used primarily as an economic hedge, on a fair-value basis, versus the measurement of results of balance-sheet financial activity on an accrual basis. The volatility in this item mainly resulted from changes in interest rates in the CPI-linked segment.

(3) Following the sale of Bank Yahav and Bank Massad, the Bank ceased consolidation of the business results of Bank Yahav as of the end of the first quarter of 2008, and of the business results of Bank Massad as of the end of the second quarter of 2008.

The overall interest spread stood at 0.62% in the first half of 2009, compared with an interest spread of 1.27% in the same period last year.

The decrease in the overall interest spread in the first half of 2009 mainly resulted from a decrease in the interest spread in the CPI-linked segment, due to losses caused in this segment by the adjustment to fair value of derivative instruments, as mentioned above due to the decrease in the CPI-linked interest rate. This effect was mainly expressed in the first quarter of 2009.

The overall interest spread in the CPI-linked segment stood at a negative 1.84% in the first half of 2009, versus a negative 0.48% in the same period last year.

The overall interest spread in the unlinked segment in the first half of 2009 stood at 1.59%, versus 2.15% in the same period last year. The decrease in the interest spread mainly resulted from erosion of the financial spread in this segment due to the decrease in the interest rate in the Israeli economy. This erosion was reflected in the balance-sheet interest-rate spread in the unlinked segment, which stood at 2.79%, versus 3.21% in the same period last year. The overall interest spread in the foreign-currency segment was 0.66%, compared with 0.65% in the same period last year.

The overall interest spread in the second quarter of 2009 stood at 1.24%, compared with a negative interest spread of 0.22% in the first quarter of 2009, and an interest spread of 1.38% in the same period last year. The changes in the quarterly interest spreads mainly derived from adjustments to fair value, as noted above, and were reflected in the overall interest spread in the CPI-linked segment, which stood at 1.62% in the second quarter of 2009, versus a negative interest spread of 5.09% in the first quarter of 2009 and an interest spread of 0.67% in the same period last year.

Set out below is the development of results of financing activity by principal segments of activity:

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008	June 30, 2008
	NIS millions			%		NIS millions		%
Households Segment	**400**	425	513	(5.9)	(22.0)	**825**	998	(17.3)
Private Banking Segment	**233**	286	243	(18.5)	(4.1)	**519**	596	(12.9)
Small Business Segment	**216**	213	235	1.4	(8.1)	**429**	489	(12.3)
Commercial Segment	**159**	170	157	(6.5)	1.3	**329**	210	56.7
Corporate Segment	**671**	597	571	12.4	17.5	**1,268**	789	60.7
Financial Management Segment	**276**	(719)	224	-	23.2	**(443)**	(3,151)	(85.9)
Total	**1,955**	972	1,943	101.1	0.6	**2,927**	(69)	-

The increase in the results of financing activity in the first half of the year is mainly reflected in the Financial Management Segment. The decrease in losses in this segment resulted from losses recorded in the same period last year stemming from the Bank's overseas offices' investments in MBS-type asset-backed securities and in CDO instruments, which are included in the results of this segment. In addition, income from the credit-derivative portfolio and income from bonds increased. By contrast, the segment's income decreased due to adjustments to fair value of derivatives. This effect was mainly expressed in the first quarter of 2009.

The increase in the results of the Corporate Segment mainly resulted from losses recorded in the first half of 2008 in respect of investments of the Bank's overseas offices in SIV instruments.

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks in the credit portfolio, and totaled NIS 852 million in the first half of 2009, compared with NIS 284 million in the same period last year.

The specific provision for doubtful debts totaled NIS 704 million, compared with NIS 307 million in the same period last year. Provisions increased during the reported period and totaled NIS 949 million, compared with NIS 723 million, mainly due to the construction and real estate, industry, and private individuals sectors. Also contributing to the increase in the specific provision was the decrease in reduction of provisions and the collection of debts written off in previous years, which totaled approximately NIS 245 million, compared with NIS 416 million in the same period last year.

The supplementary provision for doubtful debts, which is performed for unidentified risks in customer indebtedness portfolios, increased by NIS 148 million in the first half of 2009, compared with a decrease of NIS 23 million in the same period last year. The difference mainly resulted from an increase due to an increase in the volume of problematic debts and a lack of financial information regarding customers of the Bank. The balance of the supplementary provision for doubtful debts totaled NIS 522 million on June 30, 2009.

The balance of the general provision, determined according to the directives of the Supervisor of Banks, totaled NIS 679 million on June 30, 2009. The aggregate total of the general and supplementary provisions for doubtful debts amounted to NIS 1,201 million, compared with NIS 1,053 million at the end of 2008.

See Note 3 to the Condensed Financial Statements with regard to the components of the specific provision and the supplementary provision for doubtful debts.

Set out below are details of the provision for doubtful debts for the period of January-June 2009:

	For the six months ended June 30		
	2009	2008	Change
	NIS millions		%
Specific provision during the period	**949**	723	31.3
Reduction of specific provision and collection of debts previously written off	**(245)**	(416)	(41.1)
Change in specific provision	**704**	307	129.3
Change in supplementary provision	**148**	(23)	-
Total	**852**	284	200.0
Rate of specific provision out of total credit to the public*:			
Specific provision during the period	**0.88%**	0.68%	
Reduction of specific provision and collection of debts previously written off	**(0.23%)**	(0.39%)	
Total	**0.65%**	0.29%	

* Annualized.

Set out below is the quarterly development of the provision for doubtful debts:

	2009		2008			
	Q2	Q1	Q4	Q3	Q2	Q1
	NIS millions					
Specific provision during the period	**561**	388	1,004	720	376	347
Reduction of specific provision and collection of debts written off in the past	**(127)**	(118)	(179)	(309)	(141)	(275)
Change in specific provision	**434**	270	825	411	235	72
Change in supplementary provision	**104**	44	(60)	60	17	(40)
Total	**538**	314	765	471	252	32
Rate of specific provision out of total credit to the public*:						
Specific provision during the period	**1.04%**	0.70%	1.81%	1.34%	0.71%	0.66%
Reduction of specific provision and collection of debts written off in the past	**(0.24%)**	(0.21%)	(0.32%)	(0.58%)	(0.27%)	(0.52%)
Total	**0.80%**	0.49%	1.49%	0.76%	0.44%	0.14%

* Annualized.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008	June 30, 2008
	NIS millions			%		NIS millions		%
Households Segment	**63**	63	43	-	46.5	**126**	74	70.3
Private Banking Segment	**14**	14	9	-	55.6	**28**	14	100.0
Small Business Segment	**88**	48	75	83.3	17.3	**136**	109	24.8
Commercial Segment	**55**	31	25	77.4	120.0	**86**	67	28.4
Corporate Segment	**318**	158	100	101.3	218.0	**476**	20	
Total	**538**	314	252	71.3	113.5	**852**	284	200.0

Operating and other income totaled NIS 2,393 million in the first half of 2009, compared with NIS 2,489 million in the same period last year, a decrease of 3.9%. The decrease mainly resulted from the effects of the sale of the remaining provident funds in early 2008, a decrease in distribution fees for financial products, and the impact of the Fee Law. Operating and other income totaled NIS 1,231 million in the second quarter of 2009, compared with NIS 1,162 million in the first quarter of 2009, an increase of 5.9%, which mainly resulted from an increase in income from securities activity, income from dividend and credit-card fees.

Set out below are details of operating and other income:

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008	June 30, 2008
	NIS millions			%		NIS millions		%
Operating fees:								
Securities activity	**299**	278	248	7.55	20.56	**577**	503	14.71
Financial products distribution fees	**41**	38	62	7.89	(33.87)	**79**	129	(38.76)
Account management fees	**227**	231	236	(1.73)	(3.81)	**458**	489	(6.34)
Credit cards	**369**	344	355	7.27	3.94	**713**	700	1.86
Credit handling	**66**	65	93	1.54	(29.03)	**131**	204	(35.78)
Other operating fees	**135**	145	159	(6.9)	(15.09)	**280**	*392	(28.57)
Total operating fees	**1,137**	1,101	1,153	3.27	(1.39)	**2,238**	2,417	(7.41)
Net profits from investments in shares	**47**	4	24	-	95.83	**51**	21	142.86
Other income	**47**	57	28	(17.54)	67.86	**104**	51	103.92
Total operating and other income	**1,231**	1,162	1,205	5.94	2.16	**2,393**	2,489	(3.86)

* Including provident fund management fees totaling NIS 89 million.

Due to the change in the structure of fees upon the inception of the new fee law, in March 2009 the Bank of Israel issued a circular concerning "Disclosure of Operating Fees in Financial Statements of Banking Corporations." The circular addresses the manner of classification and presentation of operating fees in the financial statements of banking corporations, in accordance with the new fee list, and states that the classification of fees is to be based on the area of activity used to derive the fees, such that fees arising from activities similar in essence are aggregated. The main change in the circular is that fees from the distribution of financial products are to be stated under the "operating fees" item, rather than under the "other income" item, as was the practice until now. The Bank has reclassified and stated comparison figures for previous years in accordance with the new format required in the circular of the Supervisor of Banks.

Income from fees totaled NIS 2,238 million in the first half of 2009, compared with NIS 2,417 million in the same period last year, a decrease of 7.4%, which mostly resulted from the effect of the amendment of the Fee Law, the sale of the remaining provident funds in early 2008, and the cessation of consolidation of Bank Yahav and Bank Massad. The amendment of the Fee Law caused a decrease of approximately NIS 100 million in income from fees in the first half of 2009. Most of the decrease resulted from income from processing credit and preparing contracts, and from account-management fees.

Total profits from investments in shares, net in the first half of 2009 amounted to NIS 51 million, compared with NIS 21 million in the same period last year. Most of the increase resulted from a provision for decline in value recorded in the first half of 2008, in the amount of NIS 91 million. This increase was offset by a decrease in profit from the sale of shares in the amount of NIS 11 million, compared with NIS 71 million in the same period last year. The increase in the second quarter of 2009 in comparison to the first quarter of 2009 resulted from a dividend in the amount of NIS 43 million received in the second quarter. The increase in comparison to the second quarter last year mainly resulted from a provision for decline in value in the amount of NIS 81 million recorded last year, offset by decrease in profit from the sale of shares (the amount of NIS 5 million in the second quarter of 2009, compared with NIS 67 million in the same quarter last year).

Total other income in the first half of 2009 amounted to NIS 104 million, compared with NIS 51 million in the same period last year. Most of the increase resulted from profits from severance-pay funds in the amount of NIS 33 million during the period, and an increase in income from computer services to companies consolidated in the past, in the amount of NIS 49 million, compared with NIS 28 million in the same period last year. The decrease in income in the second quarter of 2009 as compared to the first quarter of 2009 mainly resulted from a decrease in profits from severance-pay funds, which totaled NIS 10 million, compared with NIS 23 million in the preceding quarter.

Operating and other expenses totaled NIS 3,830 million in the first half of 2009, compared with NIS 4,179 million in the same period last year, a decrease of 8.4%. The decrease mainly resulted from a decrease in salary expenses, which was influenced by profits from severance compensation funds, the cessation of consolidation of Bank Yahav and Bank Massad, and voluntary-retirement expenses recorded in the same period last year.

Set out below are details of operating and other expenses:

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008	June 30, 2008
	NIS millions			%		NIS millions		%
Salary expenses:								
Wages	**961**	1,098	1,044	(12.5)	(8.0)	**2,059**	2,251	(8.5)
Bonuses, phantom options, and options	**49**	24	41	104.2	19.5	**73**	(29)	-
Voluntary retirement	**-**	-	-	-	-	**-**	326	-
Total salary expenses	**1,010**	1,122	1,085	(10.0)	(6.9)	**2,132**	2,548	(16.3)
Maintenance and depreciation of buildings and equipment	**345**	341	326	1.2	5.8	**686**	669	2.5
Other expenses	**535**	477	500	12.2	7.0	**1,012**	962	5.2
Total operating and other expenses	**1,890**	1,940	1,911	(2.6)	(1.1)	**3,830**	4,179	(8.4)

Salary expenses in the first half of 2009 totaled NIS 2,132 million, compared with NIS 2,548 million in the same period last year, a decrease of 16.3%. The decrease in salary expenses mainly resulted from voluntary-retirement expenses recorded in the first half of 2008, in the amount of NIS 326 million, and profits recorded in severance compensation funds, compared with a loss in the same period last year. A decrease in the amount of approximately NIS 104 million resulted from the cessation of consolidation of Bank Massad and Bank Yahav.

Salary expenses in the second quarter of 2009 totaled NIS 1,010 million, compared with NIS 1,122 million in the first quarter of 2009, a decrease of 10.0%. The decrease in salary expenses mainly resulted from a bonus in the amount of one monthly salary, pursuant to a wage agreement, in the amount of NIS 120 million, paid in the first quarter.

Salary expenses in the second quarter of 2009 totaled NIS 1,010 million, compared with NIS 1,085 million in the same quarter last year, a decrease of 6.9%. The decrease in salary expenses mainly resulted from profits recorded in severance compensation funds, compared with a loss in the same period last year, as well as the effect of the cessation of consolidation of the data of Bank Yahav, in the amount of approximately NIS 43 million.

Expenses for maintenance and depreciation of buildings and equipment totaled NIS 686 million in the first half of 2009, compared with NIS 669 million in the same period last year, an increase of 2.5%, which resulted from an increase in expenses for the depreciation of software and computers.

Other expenses totaled NIS 1,012 million in the first half of 2009, compared with NIS 962 million in the same period last year, an increase of 5.2%, which mainly resulted from an increase in expenses on fees paid for activities in the areas of securities and credit cards, due to the increase in the volume of activity, as well as an increase in the provision for legal claims, and was offset by a decrease in marketing and advertising expenses.

Other expenses in the second quarter of 2009 totaled NIS 535 million, compared with NIS 477 million in the first quarter of 2009, an increase of 12.2%, which resulted from an increase in the provision for legal claims, expenses for fees, and expenses for marketing and advertising.

The provision for taxes on operating profit amounted to NIS 229 million in the first half of 2009, compared with a tax benefit of NIS 521 million in the same period last year.

The effective tax rate in the first half of 2009 reached 35.9%, compared with a statutory tax rate of 36.2%. The difference resulted from the supplementary provision for doubtful debts, and unrecognized expenses not included in the tax base, which were offset by the effect of the depreciation of the shekel against foreign currencies on investments in consolidated companies overseas.

With regard to the increase in the rate of value-added tax as of July 2009 and the legislation concerning the decrease in tax rates starting in 2011, see Note 10 to the Condensed Financial Statements.

Minority interests' share in net results of consolidated companies totaled NIS 17 million in profit, mainly in respect of Bank Pozitif, in the first half of 2009, compared with a share in losses in the amount of NIS 49 million in the same period last year, which mainly resulted from a negative contribution in shekels of Bank Pozitif, due to the significant appreciation of the NIS against the Turkish lira.

Net profit from extraordinary transactions after taxes totaled NIS 23 million in the first half of 2009, compared with NIS 487 million in the same period last year. The profit in the first half of 2008 mainly resulted from profit from the sale of provident-fund management rights in the amount of NIS 440 million.

Net profit per share amounted to NIS 0.32 in the first half of 2009, compared with a loss of NIS 0.75 in the same period last year.

Composition and Development of the Bank Group's Assets and Liabilities

The consolidated balance sheet totaled NIS 302.8 billion, compared with NIS 306.8 billion at the end of 2008.

Set out below are the developments in the main balance-sheet items:

	Balance as of			Change from	
	June 30, 2009	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
	NIS millions			%	
Total balance sheet	**302,844**	305,156	306,847	(0.8)	(1.3)
Credit to the public	**215,973**	220,859	222,100	(2.2)	(2.8)
Cash on hand and deposits with banks	**44,249**	41,079	38,590	7.7	14.7
Securities	**29,489**	27,587	26,657	6.9	10.6
Deposits from the public	**228,136**	232,442	226,953	(1.9)	0.5
Bonds and subordinated notes	**22,162**	18,967	20,818	16.8	6.5
Shareholders' equity	**19,733**	18,986	18,795	3.9	5.0

A. Off-Balance Sheet Activity

Set out below are the developments in the principal off-balance-sheet items:

	Balance as of			Change from	
	June 30, 2009	March 31, 2009	Dec. 31, 2008	March 31, 2009	Dec. 31, 2008
	NIS millions			%	
A. Off-balance-sheet financial instruments, excluding derivatives:					
Documentary credit	**1,131**	1,501	1,636	(24.7)	(30.9)
Guarantees and other commitments	**34,300**	35,038	31,943	(2.1)	7.4
Unutilized credit-card credit facilities	**32,238**	32,657	*28,995	(1.3)	11.2
Unutilized revolving overdraft and other credit facilities in on-demand accounts	**64,011**	68,645	69,374	(6.8)	(7.7)
Irrevocable obligations to grant credit approved but not yet provided, and obligations to provide guarantees	**30,777**	31,749	31,619	(3.1)	(2.7)
B. Derivative instruments (notional value amounts):					
Interest contracts	**209,597**	215,349	204,485	(2.7)	2.5
Currency contracts	**176,776**	183,450	185,987	(3.6)	(5.0)
Share contracts	**18,327**	22,790	21,756	(19.6)	(15.8)
Commodity and service contracts (including credit derivatives)	**3,896**	4,911	17,684	(20.7)	(78.0)
Total notional value of derivatives**	**408,596**	426,500	429,912	(4.2)	(5.0)

* Restated.

** The decrease in the amounts of notional value of derivative instruments derives from a decrease in the exchange rate of the dollar, as well as a decrease in the volume of open transactions in derivatives.

B. Customer Assets

Set out below are the developments in the balance of off-balance-sheet assets of the Bank Group's customers for which the Bank Group provides operational management and/or custody services:

	Balance as of			Change from	
	June 30, 2009	March 31, 2009	Dec. 31, 2008	March 31, 2009	Dec. 31, 2008
	NIS millions			%	
In securities portfolios[1][2]	**503,315**	495,351	450,797	1.6	11.7
In mutual funds	**35,337**	33,224	30,633	6.4	15.4
Total assets of provident funds receiving operational services	**70,995**	66,203	60,999	7.2	16.4
Total	**609,647**	594,778	542,429	2.5	12.4

(1) Including securities balances of provident funds and mutual funds for which the Bank Group provides operational services.
(2) Excluding mutual funds held by customers of the Bank.

Developments in Balance Sheet Items

Credit to the public amounted to NIS 216.0 billion on June 30, 2009, compared with NIS 222.1 billion at the end of 2008, a decrease of 2.8%. The change reflects the negative economic growth in Israel during the first half of the year, whereby the decline in economic activity reduces credit demand, particularly from the business sector. The depreciation of the shekel against most foreign currencies offset the decrease in the balances of credit to the public, by approximately 1.0%.

For details regarding changes in credit to the public by activity segments, see the section "Results of Operations of the Bank Group's Segments of Activity".

Overall credit risk to the public on June 30, 2009 totaled NIS 390.6 billion, compared with NIS 403.2 billion at the end of 2008, a decrease of 3.1%.

Set out below is the development of overall credit risk** to the public, by principal sectors of the economy:

	June 30, 2009		March 31, 2009		December 31, 2008***			
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change from Mar. 31, 2009	Rate of change from Dec. 31, 2008
Economic sector	NIS millions	%	NIS millions	%	NIS millions	%	%	%
Agriculture	**1,941**	**0.5**	1,913	0.5	1,980	0.5	1.5	(2.0)
Industry	**46,510**	**11.9**	50,118	12.4	48,795	12.1	(7.2)	(4.7)
Construction & real estate	**64,109**	**16.4**	65,035	16.1	65,505	16.2	(1.4)	(2.1)
Electricity & water	**7,314**	**1.9**	7,175	1.8	7,597	1.9	1.9	(3.7)
Commerce	**20,567**	**5.3**	*19,480	4.8	*21,872	5.4	5.6	(6.0)
Hotels, hospitality & food services	**10,152**	**2.6**	10,560	2.6	10,139	2.5	(3.9)	0.1
Transportation & storage	**9,370**	**2.4**	9,776	2.4	9,584	2.4	(4.2)	(2.2)
Communications & computer services	**7,427**	**1.9**	8,024	2.0	7,871	2.0	(7.4)	(5.6)
Financial services	**49,747**	**12.7**	*61,347	15.2	*63,233	15.7	(18.9)	(21.3)
Business & other services	**19,269**	**4.9**	18,961	4.7	17,359	4.3	1.6	11.0
Public & community services	**9,719**	**2.5**	9,737	2.4	9,829	2.4	(0.2)	(1.1)
Private individuals - housing loans	**33,886**	**8.7**	32,736	8.1	32,743	8.1	3.5	3.5
Private individuals - other	**110,624**	**28.3**	108,509	27.0	106,646	26.5	1.9	3.7
Total	**390,635**	**100.0**	403,371	100.0	403,153	100.0	(3.2)	(3.1)

* Reclassified.
** Including off-balance-sheet credit risk, investments in bonds of the public, assets arising from derivative instruments transacted with the public as the counterparty, and securities borrowed or bought under agreements to resell with the public as the counterparty.
*** Restated. Off-balance-sheet credit risk was restated as a result of a correction of credit-card credit facility balances.

Set out below are details regarding the changes in the various economic sectors:

Financial Services

Overall credit risk in the financial services sector decreased to NIS 49.7 billion, compared with NIS 63.2 billion in 2008, a decrease of 21.3%.The decrease in overall credit risk in respect of the activity of borrowers in Israel, in the amount of NIS 9.8 billion, resulted from a decrease of NIS 3.4 billion in balance-sheet credit risk, mostly due to a decrease in the fair value of activity in derivatives from financial institutions, and a decrease of NIS 6.4 billion in off-balance-sheet credit risk, of which a decrease in unutilized credit facilities in the amount of NIS 2.7 billion.

Commerce

Overall credit risk decreased in the commerce sector to NIS 20.6 billion, compared with NIS 21.9 billion in 2008, a decrease of 6.0%.

Industry

Overall credit risk decreased in the industry sector to a total of NIS 46.5 billion, compared with NIS 48.8 billion at the end of 2008, a decrease of 4.7%.The decrease in balance-sheet credit risk, in the amount of NIS 3.1 billion, mainly resulted from the repayment of credit by a major client.The decrease was offset by an increase in a guarantee provided to a major client.

Construction and Real Estate

Overall credit risk decreased in the construction and real-estate sector to NIS 64.1 billion (constituting 16.4% of total credit risk to the public), compared with NIS 65.5 billion at the end of 2008, a decrease of 2.1%.

Business and other Services

Overall credit risk in the business service sector increased to NIS 19.3 billion, compared with NIS 17.4 billion in 2008, an increase of 11%. The increase in off-balance-sheet credit risk mainly resulted from unutilized credit facilities in respect of the activity of borrowers in Israel, in the amount of NIS 2.3 billion.

Private Individuals - Other

Overall credit risk in this sector totaled NIS 110.6 billion at the end of June 2009, compared with NIS 106.6 billion at the end of 2008, an increase of 3.7%. The increase of NIS 4.0 billion mainly resulted from an increase of NIS 3.3 billion in unutilized credit facilities.

Set out below are the details of balances of credit to the public and off-balance-sheet credit risk to borrowers whose balance of debt exceeds NIS 1,200 million, by sectors of the economy, as at June 30, 2009:

	Number of borrowers	Balance-sheet credit	Off-balance-sheet credit	Total
Economic sector		NIS millions		
Industry	**3**	**1,036**	**4,222**	**5,258**
Construction & real estate	**3**	**3,645**	**583**	**4,228**
Electricity & water	**1**	**713**	**1,562**	**2,275**
Transportation & storage	**1**	**1,450**	**571**	**2,021**
Communications & computer services	**1**	**1,537**	**-**	**1,537**
Hotels, hospitality, and food services	**1**	**1,311**	**302**	**1,613**
Financial services	**6**	**4,233**	**6,391**	**10,624**
Total	**16**	**13,925**	**13,631**	**27,556**

Set out below are the details of balances of credit to the public and off-balance-sheet credit risk to borrowers whose balance of debt exceeds NIS 1,200 million, by sectors of the economy, as at March 31, 2009:

	Number of borrowers*	Balance-sheet credit*	Off-balance-sheet credit*	Total
Economic sector		NIS millions		
Industry	3	2,795	5,204	7,999
Construction & real estate	3	3,594	678	4,272
Electricity & water	1	677	1,181	1,858
Transportation & storage	1	1,569	488	2,057
Communications & computer services	1	1,626	-	1,626
Financial services	6	4,137	6,474	10,611
Total	15	14,398	14,025	28,423

* Reclassified.

Set out below are the details of balances of credit to the public and off-balance-sheet credit risk to borrowers whose balance of debt exceeds NIS 1,200 million, by sectors of the economy, as at December 31, 2008:

	Number of borrowers*	Balance-sheet credit*	Off-balance-sheet credit*	Total
Economic sector		NIS millions		
Industry	3	3,666	3,508	7,174
Construction & real estate	3	3,272	721	3,993
Electricity & water	1	804	1,776	2,580
Transportation & storage	1	1,423	562	1,985
Communications & computer services	1	1,583	-	1,583
Financial services	7	5,995	8,564	14,559
Total	16	16,743	15,131	31,874

* Reclassified.

Problematic Debts

As a result of the global financial crisis and the deterioration in economic conditions, the volume of problematic debt grew significantly starting in the third quarter of 2008.

Set out below are the developments in problematic debts, according to the classifications established by the Supervisor of Banks:

	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008
Non-income bearing	**4,274**	4,145	4,140	3,870	3,366
Restructured[(2)(b)]	**607**	540	829	814	1,167
Designated for restructuring[(3)(b)]	**1,981**	2,084	1,884	47	364
In temporary arrears	**867**	875	702	606	616
Under special supervision[(a)(b)]	**7,338**	7,134	6,120	8,083	5,331
Total balance-sheet credit to problematic borrowers[(1)]	**15,067**	14,778	13,675	13,420	10,844
Off-balance-sheet credit risk in respect of problematic borrowers[(1)(5)]	**2,046**	2,233	2,040	1,515	1,364
Bonds	**440**	363	358	*271	*199
Other assets in respect of derivative instruments	**12**	13	12	2	9
Deposits with foreign banks	**128**	171	57	-	-
Total problematic debts[(1)]	**17,693**	17,558	16,142	*15,208	*12,416
Assets received in respect of discharged credit	**287**	237	207	435	374
(a) Of which: credit for housing in respect of which a provision commensurate with the extent of arrears exists	**456**	457	457	472	*492
(b) Of which: debts for which a specific provision exists[(4)]	**3,986**	4,097	3,919	2,734	3,604

* Reclassified.
(1) Not including debts covered by collateral deductible for the purpose of limits to the indebtedness of borrowers and of groups of borrowers.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for which a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with the extent of arrears exists.
(5) As calculated for the purpose of limits to the indebtedness of borrowers and of groups of borrowers, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

Cash on hand and deposits with banks totaled NIS 44.2 billion, compared with NIS 38.6 billion at the end of 2008, an increase of 14.7%.

Deposits with central banks totaled NIS 34.1 billion (from which, in shekel NIS19.8 billion), compared with NIS 29.9 billion at the end of 2008 (from which in shekel NIS 8.6 billion). The increase in cash and deposits with banks (in NIS and in foreign currency) mainly resulted from the issuance of subordinated notes and from a decrease in the balance of credit.

Note that the increase in the Bank's cash balances was influenced by the significant increase in liquidity in the banking system in Israel, following actions taken by the Bank of Israel to increase liquidity in this system.

Set out below are details of the balance of cash and deposits with banks:

				Change from	
	June 30, 2009	March 31, 2009	Dec. 31, 2008	March 31, 2009	Dec. 31, 2008
	NIS millions			%	
Cash	**2,399**	1,941	2,014	23.6	19.1
Deposits with the Bank of Israel	**20,138**	12,218	23,656	64.8	(14.9)
Deposits with central banks abroad	**13,950**	16,237	6,262	(14.1)	122.8
Deposits with banks in Israel	**1,692**	692	*293	144.5	477.5
Deposits with banks abroad**	**6,070**	9,991	*6,365	(39.2)	(4.6)
Total	**44,249**	41,079	38,590	7.7	14.7

* Reclassified.
** The specific provision for doubtful debts was deducted from the appropriate items.

Securities totaled NIS 29.5 billion, compared with NIS 26.7 billion at the end of 2008, an increase of 10.6%. The change mainly resulted from an increase in bonds of the Israeli government, in the amount of NIS 3.5 billion, and a decrease in holdings of securities at Bank Hapoalim Switzerland, in the amount of NIS 0.9 billion.

Classifications of the securities of the Bank Group are set out below:

	June 30, 2009				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
	NIS millions				
Bonds					
Held to maturity	**769**	**57**	**(5)**	**821**	**769**
Available for sale	**21,772**	**438**	**(246)**	**21,964**	**21,964**
For trade	**4,027**	***13**	**-**	**4,040**	**4,040**
	26,568	**508**	**(251)**	**26,825**	**26,773**
Shares					
Available for sale	**2,006**	**500**	**(1)**	**2,505**	**2,505**
For trade	**211**	**-**	**-**	**211**	**211**
	2,217	**500**	**(1)**	**2,716**	**2,716**
Total securities	**28,785**	**1,008**	**(252)**	**29,541**	**29,489**

	December 31, 2008				
	Depreciated cost	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value	Balance-sheet value
	NIS millions				
Bonds					
Held to maturity	2,045	-	(12)	2,033	2,045
Available for sale	21,191	361	(483)	21,069	21,069
For trade	1,691	*22	*(3)	1,710	1,710
	24,927	383	(498)	24,812	24,824
Shares					
Available for sale	1,644	207	(38)	1,813	1,813
For trade	21	-	*(1)	20	20
	1,665	207	(39)	1,833	1,833
Total securities	26,592	590	(537)	26,645	26,657

* Charged to the statement of profit and loss.

Set out below are details of the unrealized loss from adjustments to fair value in respect of securities in the available-for-sale portfolio, as of June 30, 2009:

With respect to bonds:

	Time elapsed since beginning of decline in value				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decrease	NIS millions				
Up to 20%	**102**	**1**	**4**	**85**	**192**
20%-30%	-	-	-	-	-
30%-40%	-	-	-	-	-
Total	**102**	**1**	**4**	**85**	**192**

With respect to asset-backed securities:

	Time elapsed since beginning of decline in value				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decrease	NIS millions				
Up to 20%	-	-	-	**54**	**54**
20%-30%	-	-	-	-	-
30%-40%	-	-	-	-	-
Total	-	-	-	**54**	**54**

With respect to shares:

	Time elapsed since beginning of decline in value				
	Up to 6 months	6-9 months	9-12 months	Over 12 months	Total
Rate of decline	NIS millions				
Up to 20%	**1**	-	-	-	**1**
20%-30%	-	-	-	-	-
30%-40%	-	-	-	-	-
Total	**1**	-	-	-	**1**

Investments in Bonds

The following table provides additional details regarding the Bank Group's investments in bonds, as of June 30, 2009 (in NIS millions):

	Balance-sheet value	Total balance-sheet value
Government bonds:		
Israeli government	**17,236**	
US government	**749**	
Governments of developed countries	**1,597**	
Governments of developing countries	**232**	
		19,814
Bonds of banks and financial institutions:		
US banks		**338**
Banks in other developed countries:		
Switzerland	**324**	
Netherlands	**243**	
Germany	**192**	
Spain	**147**	
Italy	**140**	
Korea	**125**	
France	**110**	
UK	**103**	
Ireland	**101**	
Other*	**278**	
		1,763
Banks in developing countries:		
Russia	**40**	
Other	**19**	
		59
Financial institutions other than banks:		
US**	**804**	
Israel	**690**	
UK	**150**	
Other	**161**	
		1,805
		3,965

* Includes 7 countries, with the highest balance at approximately NIS 84 million.
** Includes 8 issuers, with the highest balance of a single issuer at a total of approximately NIS 348 million.

Bonds of corporations, other than banks and financial institutions, non-asset-backed, by economic sector:		
Industry	**507**	
Real-estate activities	**56**	
Electricity and water	**525**	
Commerce	**611**	
Transportation	**50**	
Communications and computer services	**64**	
Financial services	**123**	
Public services	**55**	
		1,991

The following table provides additional details regarding the Bank Group's investments in bonds, as of June 30, 2009 (in NIS millions) (continued):

		Total balance-sheet value
Asset-backed securities:		
Mortgage-backed securities (MBS)		**306**
Other asset-backed securities (ABS):		
Commercial and industrial loans	**343**	
Collateralized debt obligations (CDO)	**354**	
		697
Total asset-backed securities		**1,003**
Total bonds		**26,773**

The following table lists the sources of price quotes used to determine the fair value of bonds:

	June 30, 2009			
	Traded on stock exchanges	Indicative price*	Counterparty price**	Total balance-sheet value
	NIS millions			
Government bonds	**19,814**	**-**	**-**	**19,814**
Bonds of banks and financial institutions	**55**	**3,909**	**1**	**3,965**
Bonds of corporations other than financial institutions, non-asset-backed	**128**	**1,744**	**119**	**1,991**
Asset-backed bonds	**-**	**536**	**467**	**1,003**
Total	**19,997**	**6,189**	**587**	**26,773**

* Indicative price - An indication established by the Bank, usually based on price quotes obtained from a specialist external entity or entities.

** Counterparty price - A price quote obtained from the counterparty to the transaction.

Investments in Shares

Investments in shares totaled NIS 2,716 million as at June 30, 2009, compared with NIS 1,833 million at the end of 2008. The increase in balances mainly resulted from the first-time inclusion of shares of Clal Insurance Enterprises Holdings, which until December 31, 2008 were included in investments in equity-basis investee companies.

In order to receive a pension advisor's license, among other requirements, the Bank was required to reduce its investment in Clal Holdings to 10%. In January 2009, the Bank sold 0.11% of the share capital of Clal Holdings; its stake near the date of publication of the financial statements is 9.95% of the company's capital. As of that date, the Bank is no longer represented on the board of directors of the company.

Set out below are details regarding the principal investments in shares listed under the securities item (the available-for-sale portfolio) as at June 30, 2009:

	The Bank's share in capital granting the right to receive profits	Cost of the investment	Market value
	%	NIS millions	
Clal Insurance Enterprises Holdings[(1)]	**9.95**	**209**	**316**
Bezeq The Israel Telecommunication Corporation Ltd.[(2)(3)]	**5.47**	**729**	**1,014**
HOT Communication Systems Ltd.	**5.29**	**108**	**148**

(1) Not including subordinated notes in the amount of NIS 204 million.
(2) In accordance with a directive of the Supervisor of Banks, the Bank includes its share of credit granted by a consortium of banks, which is to be settled by the realization of tradable shares on the stock exchange by a receiver, under the item "securities available for sale." As of that date, the accounting treatment of the aforesaid credit balance is performed according to the Public Reporting Directives of the Supervisor of Banks referring to securities available for sale; the securities are stated at the lower of their fair value and the balance of the credit.
(3) In August 2009, the receiver sold approximately 34% of the shares of Bezeq which it held in favor of the Bank. Following the sale, the Bank is expected to record net profit in the amount of approximately NIS 60 million in the third quarter of 2009.

Activity of the Bank Group in Asset-Backed Securities

Set out below are data regarding the Bank Group's holdings in asset-backed securities as at June 30, 2009:

	Depreciated cost	Unrealized profits*	Unrealized losses*	Fair value & balance-sheet value	Decline in value of an other-than-temporary nature**
			NIS millions		
Mortgage-backed securities (MBS)	**287**	**19**	**-**	**306**	**150**
Asset-backed securities (ABS):					
Commercial and industrial loans	**368**	**16**	**(41)**	**343**	**40**
Collateralized debt obligations (CDO)	**319**	**48**	**(13)**	**354**	**2**
Total ABS	**687**	**64**	**(54)**	**697**	**42**
Total	**974**	**83**	**(54)**	**1,003**	**192**

* Attributed to the statement of changes in shareholders' equity.
** Charged as a loss to the statement of profit and loss for January-June 2009 (not including balances in respect of securities sold).

Set out below are data regarding the Bank Group's holdings in asset-backed securities as at December 31, 2008:

	Depreciated cost	Unrealized profits*	Unrealized losses*	Fair value & balance-sheet value	Decline in value of an other-than-temporary nature**
	NIS millions				
Mortgage-backed securities (MBS)	413	2	(40)	375	197
Asset-backed securities (ABS):					
Commercial and industrial loans	376	-	(34)	342	85
Structured investment vehicles (SIV)	-	-	-	-	367
Collateralized debt obligations (CDO)	563	-	(84)	479	74
Total ABS	939	-	(118)	821	526
Total	1,352	2	(158)	1,196	723

* Attributed to the statement of changes in shareholders' equity.
** Charged as a loss to the statement of profit and loss for 2008 (not including balances in respect of securities sold).

The following table lists the sources of price quotes used by the Bank to determine the fair value of asset-backed securities:

Type		Indicative price*	Counterparty price**	Total
		NIS millions		
MBS	Fair value	222	84	306
	Depreciated cost(1)	209	78	287
CDO	Fair value	-	354	354
	Depreciated cost(1)	-	319	319
Other ABS	Fair value	285	58	343
	Depreciated cost(1)	318	50	368

* Indicative price - An indication established by the Bank, usually based on price quotes obtained from a specialist external entity or entities.
** Counterparty price - A price quote obtained from the counterparty to the transaction.
(1) After deducting provisions for declines in value.

Calculation of the Fair Value of MBS

MarkIT, a supplier of quotes, is the primary source of quotes for securities held by the London branch and by Banque Hapoalim Luxembourg. Quotes for securities are also obtained from the counterparty to the transaction.

MarkIT is the leading and most commonly used company in the industry in the UK. The company generates price quotes by contacting 29 investment banks at the end of each business day and generating prices using a model that filters out unreasonable transaction prices, and at the end of the process provides a quote for each security. In cases in which MarkIT does not quote a price for a security for a particular date, the branch uses a price quote obtained from the counterparty to the transaction.

MBS (Mortgage-Backed Securities)

The Bank's investment in MBS is through its London branch and through Banque Hapoalim Luxembourg. The remaining fair value of the Bank Group's investments in MBS as at June 30, 2009 totals NIS 306 million, compared with NIS 375 million at the end of 2008.

These securities are exposed to assets in Europe only (UK, Ireland, the Netherlands, and Germany), and are rated by the various rating agencies. During the first half of 2009, ratings of seven of the securities were downgraded, while ratings of five of the securities were upgraded. Parameters such as the average amount in arrears, LTV rates, etc. worsened to some degree in RMBS, while in CMBS fair value declined significantly due to an increase in LTV resulting from a decrease in the value of assets.

In the first half of 2009, a provision for decline in value of an other-than-temporary nature was recorded against MBS in the amount of approximately NIS 150 million (of which NIS 40 million were allocated to shareholders' equity in the past), allocated as a loss to the statement of profit and loss.

During the second quarter of 2009, the Board of Directors of the Bank resolved to examine the possibility of selling the MBS portfolio. Consequently, according to accounting principles, as of that date the declines in value of the MBS are to be allocated to the statement of profit and loss, even in cases in which the Bank is of the opinion that the decline in value is not of an other-than-temporary nature. Losses from declines in value in the amount of NIS 19 million recorded in the second quarter of 2009 stem from this resolution of the Board of Directors.

Other Asset-Backed Securities (Commercial and Industrial Loans) - ABS

The Bank, mainly through its branches in New York and London, has invested in ABS transactions, underlying assets of which are varied and include loans to religious institutions, loans to tourist facilities and hotels, loans to nursing homes, loans to pubs, and precious metals (gold, silver, platinum, etc.).

The balance of the fair value of these securities as at June 30, 2009 totals NIS 343 million. Of that amount, a total of NIS 252 million derives from investments of the New York branch in asset-backed securities which it received upon the closure of the Venus SPE, and a total of NIS 66 million derives from holdings of the Bank's London branch. The Bank determines the fair value of ABS based on the price received from MarkIT and/or the counterparty to the transaction.

In the first half of 2009, a provision for decline in value of an other-than-temporary nature was recorded against other asset-backed securities, in the amount of approximately NIS 40 million, which was allocated as a loss to the statement of profit and loss. The balance of unrealized losses allocated to shareholders' equity at the end of June 2009 totaled NIS 41 million.

During the second quarter of 2009, the Board of Directors of the Bank resolved to examine the possibility of selling the ABS portfolio held by the London branch. Consequently, according to accounting principles, as of that date declines in value of ABS are to be allocated to the statement of profit and loss, even in cases in which the Bank is of the opinion that the decline in value is not of an other-than-temporary nature.

Collateralized Debt Obligations (CDO)

A CDO is an investment entity that invests in debt assets bearing fixed interest by raising liabilities divided into layers. The Bank holds a CDO portfolio of square CDOs - securitization of various CDOs and asset-backed securities - with a total fair value of NIS 354 million, at its New York and London branches and at its subsidiary in Luxembourg.

42% of the volume of the portfolio invested in these securities is rated AAA, 2% is rated AA, 15% is rated A, 14% is rated BB, and the remaining 27% is rated BBB-. CDOs with a par value of USD 60 million have been settled in full since the beginning of this year. 94% of the remaining CDOs at the balance-sheet date mature in 2009, and the remainder mature in 2010. The Bank determines the fair value of CDO securities based on a price received from the counterparty to the transaction.

The balance of unrealized losses allocated to shareholders' equity at the end of June 2009 decreased in the first half of 2009, from NIS 84 million at the end of December 2008 to NIS 13 million at the end of June 2009. In addition, increases in value of NIS 48 million were recorded, and the total increase in value of all CDO securities totaled NIS 119 million. The increase in fair value resulted from the short term to maturity of these securities.

Off-Balance Sheet Transactions with Similar Characteristics to CDOs

The Bank has investments in unfunded CDO or synthetic CDO transactions. These are transactions in which risk transfers are executed through credit derivatives, without a purchase of the CDO itself. Accordingly, these transactions are treated as derivatives, with changes in fair value charged to profit and loss. The Bank determines the fair value of unfunded CDO credit derivatives based on a price received from the counterparty to the transaction.

The total notional value of these transactions as at June 30, 2009 amounts to NIS 535 million. The fair value is negative, in the amount of NIS 79 million. At the end of 2008, the total notional value of these transactions amounted to NIS 639 million, and the fair value was negative, in the amount of NIS 223 million.

In the first half of 2009, profits in the amount of NIS 155 million were allocated to the statement of profit and loss mainly as a result of increases in the fair value of these transactions. The increase in fair value resulted from the shorter remaining term to maturity.

Deposits

Deposits include deposits from the public, government deposits, and deposits from the Bank of Israel and other banks.

	Balance as of			Change from	
	June 30, 2009	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
	NIS millions			%	
Deposits from the public	**228,136**	232,442	226,953	(1.9)	0.5
Deposits from banks	**6,936**	6,519	8,198	6.4	(15.4)
Government deposits	**1,562**	1,652	1,657	(5.4)	(5.7)
Total	**236,634**	240,613	236,808	(1.7)	(0.1)

Deposits from the public totaled NIS 228.1 billion, compared with NIS 227.0 billion at the end of 2008, an increase of 0.5%. Most of the increase resulted from an increase in deposits as a result of the effect of the depreciation of the shekel against most foreign currencies, in the amount of approximately NIS 3.1 billion; an increase in deposits at overseas offices in the amount of approximately NIS 1.7 billion; and an increase in deposits from the public in Israel in the amount of approximately NIS 0.3 billion. This increase was mainly offset by maturities of callable CD deposits in the amount of approximately NIS 4.4 million.

Bonds and subordinated notes totaled NIS 22.2 billion, compared with NIS 20.8 billion at the end of 2008. The increase resulted from the issuance of subordinated notes constituting secondary capital and upper secondary capital in the amount of approximately NIS 4.2 billion. Maturities of bonds in Israel and abroad were offset against this amount.

Shareholders' equity totaled NIS 19.7 billion, compared with NIS 18.8 billion at the end of 2008, an increase of 5.0%. Most of the increase resulted from the net profit for the period and from an increase in value of securities available for sale, attributed to the report on changes in shareholders' equity.

The ratio of shareholders' equity to total assets reached 6.5%, compared with a capital ratio of 6.1% at the end of 2008.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad in all areas of banking through the Bank, subsidiaries, branches, and representative offices, and provides a wide range of banking and financial services to its customers. The Bank also engages in investments by means of equity-basis investee companies.

The activity of the Bank Group is managed via six principal segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments, in which they operate. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2008.

The Bank sold its full holdings in Bank Massad and Bank Yahav in 2008, and consequently no longer includes the balances of Bank Massad and its share in the results of operations of Bank Massad in its financial statements, as of the beginning of the second quarter of 2008, and no longer includes the balances of Bank Yahav and its share in the results of operations of Bank Yahav in its financial statements, as of the beginning of the third quarter of 2008. This mainly affects the Households Segment, where the majority of the activity of Bank Massad and Bank Yahav was focused.

New criteria for assigning customers to the segments were established in the second half of 2008 (see the "Segments of Activity" section of the Annual Report for 2008). As of that time, new customers have been assigned to the segments of activity based on the new criteria. However, the effect of the addition of these customers to the segments of activity since that date has been immaterial in terms of both volume of activity and results of operations. Since that time, existing customers have been transferred from segment to segment according to the new criteria. The volume of these transfers has been immaterial; comparison figures for previous periods were therefore not reclassified.

Set out below are the results of operations of the Bank Group, by segments:

A. Net Operating Profit (Loss)

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008*	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008*	June 30, 2008
	NIS millions			%		NIS millions		%
Households Segment	**20**	23	101	(13.0)	(80.2)	**43**	120	(64.2)
Private Banking Segment	**62**	86	55	(27.9)	12.7	**148**	143	3.5
Small Business Segment	**15**	36	46	(58.3)	(67.4)	**51**	90	(43.3)
Commercial Segment	**39**	55	54	(29.1)	(27.8)	**94**	17	452.9
Corporate Segment	**223**	251	232	(11.2)	(3.9)	**474**	360	31.7
Financial Management Segment	**10**	(437)	53	(102.3)	(81.1)	**(427)**	(2,206)	(80.6)
Others and Adjustments	**11**	7	4	57.1	175.0	**18**	16	12.5
Total	**380**	21	545	1,709.5	(30.3)	**401**	(1,460)	(127.5)

* Reclassified.

B. Net Profit (Loss)**

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008*	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008*	June 30, 2008
	NIS millions			%		NIS millions		%
Households Segment	**20**	36	125	(44.4)	(84.0)	**56**	395	(85.8)
Private Banking Segment	**62**	93	65	(33.3)	(4.6)	**155**	280	(44.6)
Small Business Segment	**15**	38	55	(60.5)	(72.7)	**53**	133	(60.2)
Commercial Segment	**39**	55	54	(29.1)	(27.8)	**94**	25	276.0
Corporate Segment	**223**	252	232	(11.5)	(3.9)	**475**	377	26.0
Financial Management Segment	**10**	(438)	63	(102.3)	(84.1)	**(428)**	(2,196)	(80.5)
Others and Adjustments	**13**	6	-	116.7		**19**	13	46.2
Total	**382**	42	594	809.5	(35.7)	**424**	(973)	(143.6)

* Reclassified.

** Net profit (loss), according to the directives of the Bank of Israel, also includes the results of the sale of subsidiary and affiliated companies and other assets, which are included in the item "net profit from extraordinary transactions."

C. Balance-Sheet Balances

Credit to the public

	June 30, 2009	March 31, 2009	December 31, 2008	Change from March 31, 2009	Change from December 31, 2008
		NIS millions		%	
Households Segment	**47,133**	45,991	46,236	2.5	1.9
Private Banking Segment	**23,325**	22,999	23,107	1.4	0.9
Small Business Segment	**20,092**	20,022	20,600	0.3	(2.5)
Commercial Segment	**20,104**	20,590	20,886	(2.4)	(3.7)
Corporate Segment	**104,852**	110,753	110,801	(5.3)	(5.4)
Financial Management Segment	**467**	504	470	(7.3)	(0.6)
Total	**215,973**	220,859	222,100	(2.2)	(2.8)
Of which, consumer credit in Israel excluding housing loans:					
Households Segment	**17,497**	17,148	17,124	2.0	2.2
Private Banking Segment	**6,057**	5,937	6,265	2.0	(3.3)
Small Business Segment	**15,344**	15,435	16,014	(0.6)	(4.2)
Housing loans in Israel	**34,196**	33,231	33,380	2.9	2.4

Deposits from the public

	June 30, 2009	March 31, 2009	December 31, 2008	Change from March 31, 2009	Change from December 31, 2008
		NIS millions		%	
Households Segment	**29,513**	28,997	28,601	1.8	3.2
Private Banking Segment	**116,100**	119,123	113,797	(2.5)	2.0
Small Business Segment	**19,210**	19,281	19,851	(0.4)	(3.2)
Commercial Segment	**10,715**	10,199	10,250	5.1	4.5
Corporate Segment	**48,955**	49,252	46,773	(0.6)	4.7
Financial Management Segment	**3,643**	5,590	7,681	(34.8)	(52.6)
Total	**228,136**	232,442	226,953	(1.9)	0.5

D. Assets of the Public - Off Balance-Sheet Activity

Assets of the public under management[1]

	June 30, 2009	March 31, 2009	December 31, 2008	Change from March 31, 2009	Change from December 31, 2008
		NIS millions		%	
Households Segment	**5,578**	5,355	5,411	4.2	3.1
Private Banking Segment	**114,708**	107,440	98,514	6.8	16.4
Small Business Segment	**8,189**	7,681	6,918	6.6	18.4
Commercial Segment	**6,070**	5,810	5,165	4.5	17.5
Corporate Segment	**396,170**	391,727	358,306	1.1	10.6
Others and Adjustments	**78,932**	76,765	68,115	2.8	15.9
Total	**609,647**	594,778	542,429	2.5	12.4

(1) Includes customers' holdings in securities portfolios and mutual funds, as well as assets of provident funds receiving operational services.

Set out below are the condensed operating results of the principal segments, divided into sub-activities.

The Households Segment

Set out below are the condensed operating results of the Household Segment:

	For the six months ended June 30, 2009							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	367	14	1	426	15	-	45	868
- Inter-segmental	351	-	-	(353)	(10)	-	(31)	(43)
Operating and other income:								
- From externals	245	282	35	45	1	1	-	609
- Inter-segmental	(20)	-	(9)	3	-	-	-	(26)
Total income	943	296	27	121	6	1	14	1,408
Provision for doubtful debts	111	10	-	(2)	5	-	2	126
Operating and other expenses:								
- From externals	870	219	32	77	9	-	31	1,238
- Inter-segmental	(18)	-	-	-	-	-	-	(18)
Operating profit (loss) before taxes	(20)	67	(5)	46	(8)	1	(19)	62
Provision for taxes (tax benefit) on operating profit (loss)	(7)	24	(2)	17	(2)	-	(5)	25
Operating profit (loss) after taxes	(13)	43	(3)	29	(6)	1	(14)	37
Minority interests' share in (profits) losses of consolidated companies	(1)	-	-	-	2	-	5	6
Net operating profit (loss)	(14)	43	(3)	29	(4)	1	(9)	43
Profit from extraordinary transactions, after taxes[2]	-	-	13	-	-	-	-	13
Net profit (loss)	(14)	43	10	29	(4)	1	(9)	56
Return of operating profit on equity[3]	(2.7%)	21.8%	-	3.9%	-	-	-	2.9%
Return on equity[3]	(2.7%)	21.8%	-	3.9%	-	-	-	3.8%
Average balance of assets	16,743	7,633	-	21,676	128	-	560	46,740
Average balance of liabilities	28,977	6,976	-	-	35	-	-	35,988
Average balance of risk-adjusted assets	16,218	6,566	-	19,269	123	-	540	42,716
Average balance of assets of provident funds, mutual funds, and study funds	-	-	2,516	-	-	8	-	2,524
Average balance of other assets under management	-	-	1	-	-	-	-	1
Average balance of securities in custody	-	-	2,912	-	-	67	-	2,979
Balance of credit to the public as at June 30, 2009	17,497	6,964	-	21,943	184	-	545	47,133
Balance of deposits from the public as at June 30, 2009	29,403	-	-	-	110	-	-	29,513

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Households Segment (continued):

	For the six months ended June 30, 2008*							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Housing finance	Total
	NIS millions							
Profit (loss) from financing activity before provision for doubtful debts:								
- From externals	1,016	18	3	877	51	-	11	1,976
- Inter-segmental	(119)	-	-	(789)	(45)	-	(25)	(978)
Operating and other income:								
- From externals	351	297	57	52	1	2	-	760
- Inter-segmental	(20)	-	(8)	-	-	-	-	(28)
Total income (loss)	1,228	315	52	140	7	2	(14)	1,730
Provision for doubtful debts	57	4	-	12	1	-	-	74
Operating and other expenses:								
- From externals	1,188	228	38	75	39	-	8	1,576
- Inter-segmental	(133)	-	-	-	-	-	-	(133)
Operating profit (loss) before taxes	116	83	14	53	(33)	2	(22)	213
Provision for taxes (tax benefit) on operating profit (loss)	44	32	5	20	(5)	-	(5)	91
Operating profit (loss) after taxes	72	51	9	33	(28)	2	(17)	122
Minority interests' share in (profits) losses of consolidated companies	(3)	(8)	(3)	-	6	-	6	(2)
Net operating profit (loss)	69	43	6	33	(22)	2	(11)	120
Profit from extraordinary transactions, after taxes(2)	24	-	251	-	-	-	-	275
Net profit (loss)	93	43	257	33	(22)	2	(11)	395
Return of operating profit on equity(3)	14.3%	28.2%	-	5.1%	-	-	-	9.2%
Return on equity(3)	19.5%	28.2%	-	5.1%	-	-	-	31.7%
Average balance of assets	25,054	6,575	-	20,836	188	-	453	53,106
Average balance of liabilities	35,689	6,511	-	-	30	-	-	42,230
Average balance of risk-adjusted assets	17,901	5,842	-	17,329	186	-	442	41,700
Average balance of assets of provident funds, mutual funds, and study funds	-	-	10,769	-	-	8	-	10,777
Average balance of other assets under management	-	-	5,792	-	-	-	-	5,792
Average balance of securities in custody	-	-	8,167	-	-	73	-	8,240
Balance of credit to the public as at December 31, 2008	17,124	6,658	-	21,732	177	-	545	46,236
Balance of deposits from the public as at December 31, 2008	28,495	-	-	-	106	-	-	28,601

* Reclassified.

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds management rights, and profit attributed to this segment from the sale of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Households Segment (continued):

	For the three months ended June 30, 2009							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	**333**	**6**	**-**	**226**	**6**	**-**	**24**	**595**
- Inter-segmental	**14**	**-**	**-**	**(187)**	**(5)**	**-**	**(17)**	**(195)**
Operating and other income:								
- From externals	**125**	**146**	**19**	**22**	**1**	**1**	**-**	**314**
- Inter-segmental	**(10)**	**-**	**(5)**	**1**	**-**	**-**	**-**	**(14)**
Total income	**462**	**152**	**14**	**62**	**2**	**1**	**7**	**700**
Provision for doubtful debts	**50**	**7**	**-**	**3**	**2**	**-**	**1**	**63**
Operating and other expenses:								
- From externals	**434**	**111**	**16**	**39**	**4**	**-**	**18**	**622**
- Inter-segmental	**(10)**	**-**	**-**	**-**	**-**	**-**	**-**	**(10)**
Operating profit (loss) before taxes	**(12)**	**34**	**(2)**	**20**	**(4)**	**1**	**(12)**	**25**
Provision for taxes (tax benefit) on operating profit (loss)	**(4)**	**12**	**(1)**	**8**	**(1)**	**-**	**(3)**	**11**
Operating profit (loss) after taxes	**(8)**	**22**	**(1)**	**12**	**(3)**	**1**	**(9)**	**14**
Minority interests' share in (profits) losses of consolidated companies	**2**	**-**	**-**	**-**	**1**	**-**	**3**	**6**
Net profit (loss)	**(6)**	**22**	**(1)**	**12**	**(2)**	**1**	**(6)**	**20**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

Set out below are the condensed operating results of the Households Segment (continued):

	For the three months ended March 31, 2009							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	34	8	1	200	9	-	21	273
- Inter-segmental	337	-	-	(166)	(5)	-	(14)	152
Operating and other income:								
- From externals	120	136	16	23	-	-	-	295
- Inter-segmental	(10)	-	(4)	2	-	-	-	(12)
Total income	481	144	13	59	4	-	7	708
Provision for doubtful debts	61	3	-	(5)	3	-	1	63
Operating and other expenses:								
- From externals	436	108	16	38	5	-	13	616
- Inter-segmental	(8)	-	-	-	-	-	-	(8)
Operating profit (loss) before taxes	(8)	33	(3)	26	(4)	-	(7)	37
Provision for taxes (tax benefit) on operating profit (loss)	(3)	12	(1)	9	(1)	-	(2)	14
Operating profit (loss) after taxes	(5)	21	(2)	17	(3)	-	(5)	23
Minority interests' share in (profits) losses of consolidated companies	(3)	-	-	-	1	-	2	-
Net operating profit (loss)	(8)	21	(2)	17	(2)	-	(3)	23
Profit from extraordinary transactions, after taxes[2]	-	-	13	-	-	-	-	13
Net profit (loss)	(8)	21	11	17	(2)	-	(3)	36

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

Set out below are the condensed operating results of the Households Segment (continued):

	For the three months ended June 30, 2008*							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit from financing activity before provision for doubtful debts:								
- From externals	481	8	1	615	28	-	6	1,139
- Inter-segmental	(37)	-	-	(571)	(16)	-	(2)	(626)
Operating and other income:								
- From externals	177	146	15	26	1	1	-	366
- Inter-segmental	(9)	-	(4)	-	-	-	-	(13)
Total income	612	154	12	70	13	1	4	866
Provision for doubtful debts	36	2	-	4	1	-	-	43
Operating and other expenses:								
- From externals	551	110	3	38	22	-	4	728
- Inter-segmental	(66)	-	-	-	-	-	-	(66)
Operating profit (loss) before taxes	91	42	9	28	(10)	1	-	161
Provision for taxes (tax benefit) on operating profit (loss)	34	16	3	10	(6)	-	(3)	54
Operating profit (loss) after taxes	57	26	6	18	(4)	1	3	107
Minority interests' share in (profits) losses of consolidated companies	2	(4)	(2)	-	(1)	-	(1)	(6)
Net operating profit (loss)	59	22	4	18	(5)	1	2	101
Profit from extraordinary transactions, after taxes[2]	24	-	-	-	-	-	-	24
Net profit (loss)	83	22	4	18	(5)	1	2	125

* Reclassified.

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds management rights, and the profit attributed to this segment from the sale of Bank Massad.

Changes in the segment's volume of activity and net profit

Net operating profit in the Households Segment in the first half of 2009 totaled NIS 43 million, compared with NIS 120 million in the same period last year.

Since the sale of Bank Massad and Bank Yahav during 2008, the results of their operations attributed to the Households Segment were not included in the financial statements.

Net operating profit in the second quarter of 2009 totaled NIS 20 million, compared with NIS 23 million in the first quarter of 2009.

Financing income totaled NIS 825 million in the first half of 2009, compared with NIS 998 million in the same period last year, a decrease of 17.3%, mainly resulting from the non-inclusion of the data of Bank Massad and Bank Yahav, following the sale of these banks during 2008, as noted above. This decrease was offset by an increase in income from the segment's activity in Turkey, due to the appreciation of the Turkish lira, versus depreciation last year.

Financing income in the second quarter of 2009 totaled NIS 400 million, compared with NIS 425 million in the first quarter. The decrease resulted from the continued decrease in income from deposits, due to the reduction of the interest rate.

The segment's operating income totaled NIS 583 million in the first half of 2009, compared with NIS 732 million in the same period last year, a decrease which resulted from a decrease in income as a consequence of the Supervision of Fees Law and the effects of the sale of provident-fund management rights on income from the segment's customers. Due to the sale of Bank Massad and Bank Yahav during 2008, the results of their operations attributed to the Households Segment were not included in the reports, as mentioned above.

The provision for doubtful debts totaled NIS 126 million in the first half of 2009, compared with NIS 74 million in the same period last year. The increase in provisions is a result of the worsening of economic conditions.

The segment's expenses in the first half of 2009 decreased by 15.5% and amounted to NIS 1,220 million, compared with NIS 1,443 million in the same period last year. The decrease mainly resulted from the cessation of inclusion of the data of Bank Massad and Bank Yahav in the results of operations, as mentioned above, and from the inclusion in the first half of 2008 of an expense for voluntary retirement. In addition, this item was influenced by profits in severance compensation funds, versus a loss in the same period last year.

The segment's results in the first half of 2009 include profit from extraordinary transactions in the amount of NIS 13 million. In the same period last year, the segment's results included profit in the amount of NIS 275 million from the sale of provident-fund management rights.

Net profit of the Households Segment in the first half of 2009 totaled NIS 56 million, compared with NIS 395 million in the same period last year. The decrease mainly resulted from a decrease in profit from extraordinary transactions, as noted above.

Net profit of the Households Segment in the second quarter of 2009 totaled NIS 20 million, compared with NIS 36 million in the first quarter.

Credit to the public totaled NIS 47.1 billion on June 30, 2009, compared with NIS 46.2 billion at the end of 2008, an increase of 1.9%.

Deposits from the public totaled NIS 29.5 billion on June 30, 2009, compared with NIS 28.6 billion at the end of 2008, an increase of 3.2%.

Set out below are data regarding new loans granted and refinancing of loans for purchases of homes and via mortgages of homes:

	For the six months ended June 30	
	2009	2008
	NIS millions	
From Finance Ministry funds		
Loans	**43**	160
Grants	**4**	6
Total Finance Ministry funds	**47**	166
Loans from Bank funds	**3,004**	3,125
Total new loans	**3,051**	3,291
Old loans refinanced from Bank funds	**1,636**	745
Total loans granted	**4,687**	4,036

Restrictions and supervision of the segment's activity

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration that Isracard is the holder of a monopoly, see the section "Principal Subsidiary and Affiliated Companies" below.

Outlook for development in the coming year

- Until the end of 2009, the Bank plans to continue to gradually expand the network of Express branches.
- The Bank has provided advice on study funds to its customers, as part of its financial advisory services, since November 2007. On January 28, 2009, the Bank received a license to provide pension advice to self-employed customers, which was expanded on March 29, 2009, to cover company employees as well (the expansion was moved forward by about eighteen months). A pilot launched at nine branches in March 2009. The pilot will expand, and will include advisory services for company employees at about twenty branches starting in September 2009. Following the completion of the pilot and the subsequent lessons-learned process, pension-advisory services will gradually be offered at all branches of the Bank.
- The operational banking center (back office) opened in July 2008, with the aim of centralizing operational procedures currently carried out at the Bank's branches and other administrative units. The back office currently handles several processes, focusing on technical examinations of deposited checks, setting up debit authorizations, foreclosures, provident funds, full support for the Express branches, and additional processes transferred as part of the Lean Management project. Additional activities will gradually be transferred during 2009 and 2010, allowing the branches to concentrate on customer relations and sales, while the back office focuses on operational and control activities.

Legal proceedings

See Note 6D to the Financial Statements.

The Private Banking Segment

Set out below are the condensed operating results of the Private Banking Segment:

	For the six months ended June 30, 2009						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	(1,848)	6	12	126	266	-	(1,438)
- Inter-segmental	2,235	-	-	(109)	(169)	-	1,957
Operating and other income:							
- From externals	121	114	342	9	71	64	721
- Inter-segmental	(13)	-	(82)	1	-	(4)	(98)
Total income	495	120	272	27	168	60	1,142
Provision for doubtful debts	10	3	-	(1)	16	-	28
Operating and other expenses:							
- From externals	424	80	130	16	158	58	866
- Inter-segmental	17	-	-	-	-	-	17
Operating profit (loss) before taxes	44	37	142	12	(6)	2	231
Provision for taxes (tax benefit) on operating profit (loss)	16	13	51	4	(2)	1	83
Net operating profit (loss)	28	24	91	8	(4)	1	148
Profit from extraordinary transactions, after taxes[2]	-	-	7	-	-	-	7
Net profit (loss)	28	24	98	8	(4)	1	155
Return of operating profit on equity[3]	14.4%	24.5%	-	2.9%	(3.7%)	-	22.55
Return on equity[3]	14.4%	24.5%	-	2.9%	(3.7%)	-	23.6%
Average balance of assets	5,718	3,180	-	8,281	6,664	-	22,843
Average balance of liabilities	89,654	2,813	-	-	23,182	-	115,649
Average balance of risk-adjusted assets	5,147	2,648	-	5,911	3,068	-	16,774
Average balance of assets of provident funds, mutual funds, and study funds	-	-	27,299	-	-	1,411	28,710
Average balance of other assets under management	-	-	1	-	-	1,989	1,990
Average balance of securities in custody	-	-	58,092	-	-	27,014	85,106
Balance of credit to the public as at June 30, 2009	6,057	2,809	-	8,628	5,831	-	23,325
Balance of deposits from the public as at June 30, 2009	88,435	-	-	-	27,665	-	116,100

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the six months ended June 30, 2008*						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	2,252	7	15	248	258	-	2,780
- Inter-segmental	(1,768)	-	-	(227)	(189)	-	(2,184)
Operating and other income:							
- From externals	130	120	334	11	79	128	802
- Inter-segmental	(13)	-	(69)	-	-	(6)	(88)
Total income	601	127	280	32	148	122	1,310
Provision for doubtful debts	9	2	-	3	-	-	14
Operating and other expenses:							
- From externals	506	83	174	15	158	102	1,038
- Inter-segmental	20	-	-	-		-	20
Operating profit (loss) before taxes	66	42	106	14	(10)	20	238
Provision for taxes on operating profit (loss)	25	16	40	5	3	7	96
Operating profit (loss) after taxes	41	26	66	9	(13)	13	142
Minority interests' share in profits of consolidated companies	1	-	-	-	-	-	1
Net operating profit (loss)	42	26	66	9	(13)	13	143
Profit from extraordinary transactions, after taxes(2)	10	-	127	-	-	-	137
Net profit	52	26	193	9	(13)	13	280
Return of operating profit on equity(3)	23.8%	35.1%	-	3.4%	(7.0%)	-	21.1%
Return on equity(3)	29.8%	35.1%	-	3.4%	(7.0%)	-	43.1%
Average balance of assets	5,653	2,753	-	7,368	9,972	-	25,746
Average balance of liabilities	83,234	2,626	-	-	25,127	-	110,987
Average balance of risk-adjusted assets	5,492	2,356	-	5,717	5,633	-	19,198
Average balance of assets of provident funds, mutual funds, and study funds	-	-	33,987	-	-	2,470	36,457
Average balance of other assets under management	-	-	712	-	-	3,060	3,772
Average balance of securities in custody	-	-	53,824	-	-	24,462	78,286
Balance of credit to the public as at December 31, 2008	6,265	2,685	-	8,136	6,021	-	23,107
Balance of deposits from the public as at December 31, 2008	88,898	-	-	-	24,899	-	113,797

* Reclassified.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds management rights, and profit attributed to this segment from the sale of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended June 30, 2009						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market[(1)]	Housing finance	Banking and financial services	Capital market[(1)]	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	**1,001**	**3**	**6**	**66**	**807**	**-**	**1,883**
- Inter-segmental	**(825)**	**-**	**-**	**(58)**	**(767)**	**-**	**(1,650)**
Operating and other income:							
- From externals	**60**	**59**	**179**	**4**	**27**	**28**	**357**
- Inter-segmental	**(6)**	**-**	**(43)**	**1**	**-**	**(1)**	**(49)**
Total income	**230**	**62**	**142**	**13**	**67**	**27**	**541**
Provision for doubtful debts	**7**	**2**	**-**	**-**	**5**	**-**	**14**
Operating and other expenses:							
- From externals	**215**	**41**	**59**	**8**	**73**	**26**	**422**
- Inter-segmental	**7**	**-**	**-**	**-**	**-**	**-**	**7**
Operating profit (loss) before taxes	**1**	**19**	**83**	**5**	**(11)**	**1**	**98**
Provision for taxes (tax benefit) on operating profit	**1**	**7**	**30**	**1**	**(4)**	**1**	**36**
Net profit (loss)	**-**	**12**	**53**	**4**	**(7)**	**-**	**62**

* Reclassified.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended March 31, 2009						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	(2,849)	3	6	60	(541)	-	(3,321)
- Inter-segmental	3,060	-	-	(51)	598	-	3,607
Operating and other income:							
- From externals	61	55	163	5	44	36	364
- Inter-segmental	(7)	-	(39)	-	-	(3)	(49)
Total income	265	58	130	14	101	33	601
Provision for doubtful debts	3	1	-	(1)	11	-	14
Operating and other expenses:							
- From externals	209	39	71	8	85	32	444
- Inter-segmental	10	-	-	-	-	-	10
Operating profit before taxes	43	18	59	7	5	1	133
Provision for taxes on operating profit	15	6	21	3	2	-	47
Net operating profit	28	12	38	4	3	1	86
Profit from extraordinary transactions, after taxes(2)	-	-	7	-	-	-	7
Net profit	28	12	45	4	3	1	93

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended June 30, 2008*						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:							
- From externals	1,007	3	6	169	74	-	1,259
- Inter-segmental	(775)	-	-	(159)	(82)	-	(1,016)
Operating and other income:							
- From externals	58	59	157	6	31	59	370
- Inter-segmental	(7)	-	(33)	-	-	(4)	(44)
Total income	283	62	130	16	23	55	569
Provision for doubtful debts	6	2	-	1	-	-	9
Operating and other expenses:							
- From externals	213	39	83	7	62	50	454
- Inter-segmental	9	-	-	-	-	-	9
Operating profit (loss) before taxes	55	21	47	8	(39)	5	97
Provision for taxes (tax benefit) on operating profit (loss)	21	8	16	3	(5)	1	44
Operating profit (loss) after taxes	34	13	31	5	(34)	4	53
Minority interests' share in profits of consolidated companies	2	-	-	-	-	-	2
Net operating profit (loss)	36	13	31	5	(34)	4	55
Profit from extraordinary transactions, after taxes(2)	10	-	-	-	-	-	10
Net profit (loss)	46	13	31	5	(34)	4	65

* Reclassified.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds management rights, and profit attributed to this segment from the sale of Bank Massad.

Changes in the segment's volume of activity and net profit

Net operating profit of the Private Banking Segment totaled NIS 148 million in the first half of 2009, compared with NIS 143 million in the same period last year, an increase of 3.5%. The increase mainly stemmed from a decrease in the segment's expenses, as noted below, which was offset by a decrease in financing profit, as a result of a decrease in the interest rate, as well as the effects of the crisis in the global economy on the capital market, and the Fees Law.

Net operating profit of the Private Banking Segment in the second quarter of 2009 totaled NIS 62 million, compared with NIS 86 million in the first quarter, a decrease of 27.9%. The decrease mainly resulted from a decrease in financing profit, as noted below.

The segment's profit from financing activity in the first half of 2009 totaled NIS 519 million, compared with NIS 596 million in the same period last year, a decrease of 12.9%, mainly resulting from a decrease in interest rates.

Profit from financing activity in the second quarter of 2009 totaled NIS 233 million, compared with NIS 286 million in the first quarter, a decrease of 18.5%. The decrease mainly resulted from a decrease in income from deposits, due to the reduction in the interest rate.

The segment's operating income totaled NIS 623 million in the first half of 2009, compared with NIS 714 million in the same period last year, a decrease of 12.7%. The decrease resulted from a decrease in income from the capital market, mainly due to the fact that the Bank sold its remaining provident funds in the first half of 2008, as well as to a decrease in the volume of financial products (mainly mutual funds). In addition, the segment's income from activity abroad decreased (mainly in Switzerland), due to the effects of the global economic crisis.

The provision for doubtful debts totaled NIS 28 million in the first half of 2009, compared with NIS 14 million in the same period last year, mainly a result of the segment's activity abroad.

The segment's expenses totaled NIS 883 million in the first half of 2009, compared with NIS 1,058 million in the same period last year, a decrease of 16.5%. The decrease resulted from the inclusion in the first half of 2008 of an expense for voluntary retirement. In addition, expenses were influenced by profits in severance compensation funds, versus a loss in the same period last year.

The segment's results in the first half of 2009 include profit from extraordinary transactions in the amount of NIS 7 million, compared with NIS 137 million from the sale of management rights of provident funds in the same period last year.

Net profit of the Private Banking Segment in the first half of 2009 totaled NIS 155 million, compared with NIS 280 million in the same period last year, a decrease of 44.6%, mainly resulting from a decrease in profit from extraordinary transactions, as noted above.

Credit to the public totaled NIS 23.3 billion on June 30, 2009, compared with NIS 23.1 billion at the end of 2008.

Deposits from the public totaled NIS 116.1 billion on June 30, 2009, compared with NIS 113.8 billion at the end of 2008, an increase of 2.0%, mainly due to the appreciation of foreign currencies and the transition of customers from investment in securities to deposits, as a result of the financial crisis.

The average balance of securities in custody amounted to NIS 85.1 billion, compared with NIS 78.3 billion, in the same period last year.

Restrictions and supervision of the segment's activity

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration of Isracard as a monopoly, see the "Principal Subsidiary and Affiliated Companies" section below.

Outlook for development in the coming year

- The Bank continues to consider the possibility of opening additional "boutique branches", for middle-class customers with above-average income, as necessary. Each of the "boutique branches" should serve 2,000-3,000 customers, with 4-6 employees.
- For details regarding pension advising, see the "Households Segment" section above.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Small Business Segment

Set out below are the condensed operating results of the Small Business Segment:

	For the six months ended June 30, 2009				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**197**	**3**	**2**	**56**	**258**
- Inter-segmental	**216**	**-**	**-**	**(45)**	**171**
Operating and other income:					
- From externals	**182**	**45**	**28**	**3**	**258**
- Inter-segmental	**(19)**	**-**	**(8)**	**-**	**(27)**
Total income	**576**	**48**	**22**	**14**	**660**
Provision for doubtful debts	**134**	**2**	**-**	**-**	**136**
Operating and other expenses:					
- From externals	**377**	**29**	**18**	**5**	**429**
- Inter-segmental	**17**	**-**	**-**	**-**	**17**
Operating profit before taxes	**48**	**17**	**4**	**9**	**78**
Provision for taxes on operating profit	**17**	**6**	**1**	**3**	**27**
Net operating profit	**31**	**11**	**3**	**6**	**51**
Net profit from extraordinary transactions, after taxes[2]	**-**	**-**	**2**	**-**	**2**
Net profit	**31**	**11**	**5**	**6**	**53**
Return of operating profit on equity[3]	**6.4%**	**35.0%**	**-**	**6.2%**	**8.3%**
Return on equity[3]	**6.4%**	**35.0%**	**-**	**6.2%**	**8.7%**
Average balance of assets	**15,403**	**1,168**	**-**	**3,546**	**20,117**
Average balance of liabilities	**19,182**	**1,125**	**-**	**-**	**20,307**
Average balance of risk-adjusted assets	**15,306**	**1,059**	**-**	**2,508**	**18,873**
Average balance of assets of provident funds, mutual funds, and study funds	**-**	**-**	**2,105**	**-**	**2,105**
Average balance of other assets under management	**-**	**-**	**1**	**-**	**1**
Average balance of securities in custody	**-**	**-**	**5,579**	**-**	**5,579**
Balance of credit to the public as at June 30, 2009	**15,344**	**1,123**	**-**	**3,625**	**20,092**
Balance of deposits from the public as at June 30, 2009	**19,210**	**-**	**-**	**-**	**19,210**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the six months ended June 30, 2008*				
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	1,075	3	2	105	1,185
- Inter-segmental	(604)	-	-	(92)	(696)
Operating and other income:					
- From externals	208	47	29	4	288
- Inter-segmental	(18)	-	(7)	-	(25)
Total income	661	50	24	17	752
Provision for doubtful debts	107	-	-	2	109
Operating and other expenses:					
- From externals	412	32	24	5	473
- Inter-segmental	24	-	-	-	24
Operating profit before taxes	118	18	-	10	146
Provision for taxes on operating profit	45	7	-	4	56
Net operating profit	73	11	-	6	90
Net profit from extraordinary transactions, after taxes(2)	9	-	34	-	43
Net profit	82	11	34	6	133
Return of operating profit on equity(3)	20.3%	45.8%	-	8.4%	19.8%
Return on equity(3)	23.0%	45.8%	-	8.4%	29.9%
Average balance of assets	16,273	998	-	3,396	20,667
Average balance of liabilities	17,966	1,050	-	-	19,016
Average balance of risk-adjusted assets	13,365	942	-	1,909	16,216
Average balance of assets of provident funds, mutual funds, and study funds	-	-	3,767	-	3,767
Average balance of other assets under management	-	-	37	-	37
Average balance of securities in custody	-	-	5,922	-	5,922
Balance of credit to the public as at December 31, 2008	16,014	1,074	-	3,512	20,600
Balance of deposits from the public as at December 31, 2008	19,851	-	-	-	19,851

* Reclassified.

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds management rights, and profit attributed to this segment from the sale of Bank Massad.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended June 30, 2009				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**473**	**1**	**1**	**31**	**506**
- Inter-segmental	**(265)**	**-**	**-**	**(25)**	**(290)**
Operating and other income:					
- From externals	**90**	**24**	**15**	**1**	**130**
- Inter-segmental	**(9)**	**-**	**(4)**	**-**	**(13)**
Total income	**289**	**25**	**12**	**7**	**333**
Provision for doubtful debts	**86**	**1**	**-**	**1**	**88**
Operating and other expenses:					
- From externals	**188**	**15**	**9**	**3**	**215**
- Inter-segmental	**8**	**-**	**-**	**-**	**8**
Operating profit before taxes	**7**	**9**	**3**	**3**	**22**
Provision for taxes on operating profit	**2**	**3**	**1**	**1**	**7**
Net profit	**5**	**6**	**2**	**2**	**15**

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.

	For the three months ended March 31, 2009				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	(276)	2	1	25	(248)
- Inter-segmental	481	-	-	(20)	461
Operating and other income:					
- From externals	92	21	13	2	128
- Inter-segmental	(10)	-	(4)	-	(14)
Total income	287	23	10	7	327
Provision for doubtful debts	48	1	-	(1)	48
Operating and other expenses:					
- From externals	189	14	9	2	214
- Inter-segmental	9	-	-	-	9
Operating profit before taxes	41	8	1	6	56
Provision for taxes on operating profit	15	3	-	2	20
Net operating profit	26	5	1	4	36
Net profit from extraordinary transactions, after taxes[2]	-	-	2	-	2
Net profit	26	5	3	4	38

(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended June 30, 2008*				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	497	1	-	69	567
- Inter-segmental	(270)	-	-	(62)	(332)
Operating and other income:					
- From externals	101	23	12	2	138
- Inter-segmental	(9)	-	(3)	-	(12)
Total income	319	24	9	9	361
Provision for doubtful debts	74	-	-	1	75
Operating and other expenses:					
- From externals	173	16	11	2	202
- Inter-segmental	12	-	-	-	12
Operating profit (loss) before taxes	60	8	(2)	6	72
Provision for taxes (tax benefit) on operating profit (loss)	22	3	(1)	2	26
Net operating profit (loss)	38	5	(1)	4	46
Net profit from extraordinary transactions, after taxes[2]	9	-	-	-	9
Net profit (loss)	47	5	(1)	4	55

* Reclassified.
(1) Management and operational fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of Bank Massad.

Changes in the segment's volume of activity and net profit

Net operating profit of the Small Business Segment in the first half of 2009 totaled NIS 51 million, compared with NIS 90 million in the same period last year, a decrease of 43.3%, mainly due to a decrease in profit from financing activity and an increase in the provision for doubtful debts attributed to this segment.

The segment's net operating profit in the second quarter of 2009 totaled NIS 15 million, compared with NIS 36 million in the first quarter of 2009, a decrease of 58.3%, which resulted from an increase in doubtful debts attributed to this segment for the quarter.

Profit from financing activity in the first half of 2009 totaled NIS 429 million, compared with NIS 489 million in the same period last year, a decrease of 12.3%, resulting from a decrease in interest rates.

The segment's operating income in the first half of 2009 totaled NIS 231 million, compared with NIS 263 million in the same period last year, a decrease of 12.2%, mainly resulting from the sale of Bank Massad in 2008.

The provision for doubtful debts totaled NIS 136 million in the first half of 2009, compared with NIS 109 million in the same period last year, an increase of 24.8%.

The provision for doubtful debts totaled NIS 88 million in the second quarter of 2009, compared with NIS 48 million in the first quarter of 2009, an increase of 83.3%.

The segment's expenses totaled NIS 446 million in the first half of 2009, compared with NIS 497 million in the same period last year, a decrease of 10.3%. The decrease mainly resulted from non-inclusion of the results of Bank Massad, as noted above, and from the inclusion in the first half of 2008 of an expense for voluntary retirement. In addition, expenses were influenced by profits in severance compensation funds, versus a loss in the same period last year.

The segment's results in the first half of 2009 include profit from extraordinary transactions in the amount of NIS 2 million, compared with NIS 43 million reflecting the sale of provident-fund management rights attributed to customers of this segment in the same period last year.

Net profit of the Small Business Segment totaled NIS 53 million in the first half of 2009, compared with NIS 133 million in the same period last year, a decrease of 60.2%, which mainly resulted from the increase in the provision for doubtful debts attributed to this segment and the decrease in profit from extraordinary transactions, as noted above.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Commercial Segment

Set out below are the condensed operating results of the Commercial Segment:

	For the six months ended June 30, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**173**	**120**	**109**	**18**	**420**
- Inter-segmental	**1**	**(29)**	**(56)**	**(7)**	**(91)**
Operating and other income:					
- From externals	**63**	**10**	**12**	**1**	**86**
- Inter-segmental	**(12)**	**-**	**-**	**-**	**(12)**
Total income	**225**	**101**	**65**	**12**	**403**
Provision for doubtful debts	**48**	**28**	**9**	**1**	**86**
Operating and other expenses:					
- From externals	**94**	**14**	**31**	**5**	**144**
- Inter-segmental	**23**	**-**	**-**	**-**	**23**
Operating profit before taxes	**60**	**59**	**25**	**6**	**150**
Provision for taxes on operating profit	**22**	**21**	**5**	**2**	**50**
Operating profit after taxes	**38**	**38**	**20**	**4**	**100**
Minority interests' share in profits of consolidated companies	**-**	**-**	**(4)**	**(2)**	**(6)**
Net profit	**38**	**38**	**16**	**2**	**94**
Return of operating profit on equity[2]	**11.5%**	**23.0%**	**-**	**-**	**16.2%**
Return on equity[2]	**11.5%**	**23.0%**	**-**	**-**	**16.2%**
Average balance of assets	**11,370**	**6,450**	**2,347**	**338**	**20,505**
Average balance of liabilities	**10,219**	**1,263**	**218**	**51**	**11,751**
Average balance of risk-adjusted assets	**11,199**	**4,690**	**2,260**	**308**	**18,457**
Average balance of assets of provident funds, mutual funds, and study funds	**690**	**-**	**-**	**-**	**690**
Average balance of other assets under management	**2**	**-**	**-**	**-**	**2**
Average balance of securities in custody	**5,061**	**-**	**-**	**-**	**5,061**
Balance of credit to the public as at June 30, 2009	**12,519**	**5,446**	**1,782**	**357**	**20,104**
Balance of deposits from the public as at June 30, 2009	**8,973**	**1,299**	**412**	**31**	**10,715**

(1) Includes activity in the area of credit cards and the capital market.
(2) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the six months ended June 30, 2008*				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	505	71	95	21	692
- Inter-segmental	(339)	3	(123)	(23)	(482)
Operating and other income:					
- From externals	63	16	10	1	90
- Inter-segmental	(12)	(1)	-	-	(13)
Total income (loss)	217	89	(18)	(1)	287
Provision for doubtful debts	57	3	6	1	67
Operating and other expenses:					
- From externals	106	16	32	2	156
- Inter-segmental	30	-	-	-	30
Operating profit (loss) before taxes	24	70	(56)	(4)	34
Provision for taxes (tax benefit) on operating profit (loss)	9	27	(2)	3	37
Operating profit (loss) after taxes	15	43	(54)	(7)	(3)
Minority interests' share in losses of consolidated companies	-	-	19	1	20
Net operating profit (loss)	15	43	(35)	(6)	17
Net profit from extraordinary transactions, after taxes(2)	8	-	-	-	8
Net profit (loss)	23	43	(35)	(6)	25
Return of operating profit on equity(3)	5.4%	31.7%	-	-	3.5%
Return on equity(3)	8.4%	31.7%	-	-	5.2%
Average balance of assets	12,688	5,141	1,563	228	19,620
Average balance of liabilities	7,007	1,187	186	43	8,423
Average balance of risk-adjusted assets	10,721	4,355	1,494	214	16,784
Average balance of assets of provident funds, mutual funds, and study funds	1,955	-	-	-	1,955
Average balance of other assets under management	137	-	-	-	137
Average balance of securities in custody	4,902	-	-	-	4,902
Balance of credit to the public as at December 31, 2008	12,216	6,343	2,002	325	20,886
Balance of deposits from the public as at December 31, 2008	8,584	1,278	367	21	10,250

* Reclassified.
(1) Includes activity in the area of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended June 30, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**233**	**45**	**55**	**1**	**334**
- Inter-segmental	**(146)**	**(3)**	**(26)**	**-**	**(175)**
Operating and other income:					
- From externals	**31**	**6**	**7**	**1**	**45**
- Inter-segmental	**(7)**	**-**	**-**	**-**	**(7)**
Total income	**111**	**48**	**36**	**2**	**197**
Provision for doubtful debts	**29**	**22**	**3**	**1**	**55**
Operating and other expenses:					
- From externals	**47**	**7**	**4**	**2**	**60**
- Inter-segmental	**11**	**-**	**-**	**-**	**11**
Operating profit (loss) before taxes	**24**	**19**	**29**	**(1)**	**71**
Provision for taxes (tax benefit) on operating profit (loss)	**9**	**7**	**10**	**(1)**	**25**
Operating profit after taxes	**15**	**12**	**19**	**-**	**46**
Minority interests' share in profits of consolidated companies	**-**	**-**	**(7)**	**-**	**(7)**
Net profit	**15**	**12**	**12**	**-**	**39**

(1) Includes activity in the area of credit cards and the capital market.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended March 31, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	(60)	75	54	17	86
- Inter-segmental	147	(26)	(30)	(7)	84
Operating and other income:					
- From externals	32	4	5	-	41
- Inter-segmental	(5)	-	-	-	(5)
Total income	114	53	29	10	206
Provision for doubtful debts	19	6	6	-	31
Operating and other expenses:					
- From externals	47	7	27	3	84
- Inter-segmental	12	-	-	-	12
Operating profit (loss) before taxes	36	40	(4)	7	79
Provision for taxes (tax benefit) on operating profit (loss)	13	14	(5)	3	25
Operating profit after taxes	23	26	1	4	54
Minority interests' share in (profits) losses of consolidated companies	-	-	3	(2)	1
Net profit	23	26	4	2	55

(1) Includes activity in the area of credit cards and the capital market.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended June 30, 2008*				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	260	25	50	11	346
- Inter-segmental	(177)	12	(19)	(5)	(189)
Operating and other income:					
- From externals	31	6	5	-	42
- Inter-segmental	(6)	(1)	-	-	(7)
Total income	108	42	36	6	192
Provision for doubtful debts	25	(6)	6	-	25
Operating and other expenses:					
- From externals	47	7	18	1	73
- Inter-segmental	15	-	-	-	15
Operating profit before taxes	21	41	12	5	79
Provision for taxes (tax benefit) on operating profit	8	15	(9)	-	14
Operating profit after taxes	13	26	21	5	65
Minority interests' share in profits of consolidated companies	-	-	(9)	(2)	(11)
Net profit	13	26	12	3	54

* Reclassified.
(1) Includes activity in the area of credit cards and the capital market.

Changes in the segment's volume of activity and net profit

Net operating profit of the Commercial Segment in the first half of 2009 totaled NIS 94 million, compared with profit in the amount of NIS 17 million in the same period last year. The increase mainly resulted from profit in the segment's activity abroad (mainly in Turkey), due to the increase in the exchange rate of the Turkish lira in the first half of 2009, versus a sharp decrease in the exchange rate in the same period last year.

Net operating profit of the Commercial segment in the second quarter of 2009 totaled NIS 39 million, compared with NIS 55 million in the first quarter, mainly due to an increase in the provision for doubtful debts in this quarter, as noted below.

Net operating profit of the segment from activity in Israel in the first half of 2009 totaled NIS 76 million, compared with NIS 58 million in the same period last year, mainly due to an increase in financing profit and a decrease in operating expenses, as noted below.

The segment's profit from financing activity in the first half of 2009 totaled NIS 329 million, compared with NIS 210 million in the same period last year, mainly resulting from the change in the exchange rate of the Turkish lira, as noted above.

The segment's operating income totaled NIS 74 million in the first half of 2009, compared with NIS 77 million in the same period last year, a decrease of 3.9%.

The segment's income from activity in Israel totaled NIS 326 million in the first half of 2009, compared with NIS 306 million in the same period last year.

The provision for doubtful debts in the first half of 2009 totaled NIS 86 million, compared with NIS 67 million in the same period last year, an increase of 28.4%.

The provision for doubtful debts in the second quarter of 2009 totaled NIS 55 million, compared with NIS 31 million in the first quarter.

The segment's expenses in the first half of 2009 totaled NIS 167 million, compared with NIS 186 million in the same period last year, a decrease of 10.2%.

The segment's results in the first half of 2008 included profit from extraordinary transactions in the amount of NIS 8 million, reflecting the segment's share in profits from the sale of provident-fund management rights attributed to the segment's customers.

The segment's net profit abroad in the first half of 2009 totaled NIS 18 million, compared with a loss in the amount of NIS 41 million in the same period last year, an increase mainly resulting from changes in the exchange rate of the Turkish lira, as explained above.

Credit to the public totaled NIS 20.1 billion on June 30, 2009, compared with NIS 20.9 billion at the end of 2008, a decrease of 3.7%. The decrease in this balance resulted from the slowdown in business activity in the Israeli economy.

Deposits from the public totaled NIS 10.7 billion on June 30, 2009, compared with NIS 10.3 billion at the end of 2008, an increase of 4.5%.

Structure of the segment

During the quarter, a unit began to operate with the headquarters of the Corporate Area, responsible for analyzing credit applications of the segment's customers and making independent recommendations regarding the terms for approval of such applications. The unit operates outside the Commercial Division and is not dependent on the Business Centers.

Segment customers' accounts are maintained at the various branches of the Bank, which provide the full range of required banking and operational services.

The planning process of Business branches for customers of the Commercial Segment and the Corporate Segment began in late 2008. The branches tailored to these customers will open gradually over the course of this year, in a process planned to continue over a few quarters.

The Bank's activity in the Commercial Segment abroad also includes the activity in this area of Bank Pozitif in Turkey, which provides credit and banking services.

Products and Services

During the quarter, the Bank signed an agreement with the Accountant General of the Ministry of Finance for the provision of loans by the Bank to medium-sized businesses, backed by state guarantees, at the rate established in the agreement, in a total amount not to exceed NIS 300 million. Within this framework, the Bank has started to extend loans to customers of the segment who meet the criteria established. The Bank also signed an agreement with the Manufacturers' Association of Israel, under which the Employers' Reciprocal Fund of the Manufacturers' Association will provide a deposit to serve as collateral for medium-sized businesses that are members of the Manufacturers' Association, as a substitute for the collateral required of the customer.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Corporate Segment

Set out below are the condensed operating results of the Corporate Segment:

	For the six months ended June 30, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**3,570**	**926**	**214**	**30**	**4,740**
- Inter-segmental	**(2,822)**	**(564)**	**(81)**	**(5)**	**(3,472)**
Operating and other income:					
- From externals	**199**	**18**	**91**	**-**	**308**
- Inter-segmental	**5**	**(2)**	**-**	**-**	**3**
Total income	**952**	**378**	**224**	**25**	**1,579**
Provision for doubtful debts	**248**	**219**	**9**	**-**	**476**
Operating and other expenses:					
- From externals	**168**	**36**	**121**	**6**	**331**
- Inter-segmental	**31**	**5**	**-**	**-**	**36**
Operating profit before taxes	**505**	**118**	**94**	**19**	**736**
Provision for taxes on operating profit	**178**	**42**	**35**	**7**	**262**
Net operating profit	**327**	**76**	**59**	**12**	**474**
Profit from extraordinary transactions, after taxes[2]	**1**	**-**	**-**	**-**	**1**
Net profit	**328**	**76**	**59**	**12**	**475**
Return of operating profit on equity[3]	**17.2%**	**9.4%**	**17.6%**	**17.4%**	**15.2%**
Return on equity[3]	**17.3%**	**9.4%**	**17.6%**	**17.4%**	**15.3%**
Average balance of assets	**71,005**	**22,162**	**13,875**	**2,858**	**109,900**
Average balance of liabilities	**44,644**	**5,280**	**3,804**	**180**	**53,908**
Average balance of risk-adjusted assets	**64,390**	**22,043**	**10,108**	**2,071**	**98,612**
Average balance of assets of provident funds, mutual funds, and study funds	**2,054**	**-**	**-**	**-**	**2,054**
Average balance of other assets under management	**6,161**	**-**	**-**	**-**	**6,161**
Average balance of securities in custody	**372,058**	**-**	**-**	**-**	**372,058**
Balance of credit to the public as at June 30, 2009	**58,632**	**31,671**	**11,762**	**2,787**	**104,852**
Balance of deposits from the public as at June 30, 2009	**39,868**	**5,606**	**3,239**	**242**	**48,955**

(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes the segment's profit from the sale of provident-fund management rights.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the six months ended June 30, 2008*				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	96	462	(154)	3	407
- Inter-segmental	626	(180)	(87)	23	382
Operating and other income:					
- From externals	117	19	45	-	181
- Inter-segmental	-	(2)	-	-	(2)
Total income (loss)	839	299	(196)	26	968
Provision for doubtful debts	(11)	25	6	-	20
Operating and other expenses:					
- From externals	176	38	88	10	312
- Inter-segmental	46	5	-	-	51
Operating profit (loss) before taxes	628	231	(290)	16	585
Provision for taxes (tax benefit) on operating profit (loss)	236	88	(106)	7	225
Net operating profit (loss)	392	143	(184)	9	360
Profit from extraordinary transactions, after taxes(2)	17	-	-	-	17
Net profit (loss)	409	143	(184)	9	377
Return of operating profit on equity(3)	29.6%	17.4%	(35.7%)	6.1%	12.8%
Return on equity(3)	30.9%	17.4%	(35.7%)	6.1%	13.5%
Average balance of assets	54,306	29,734	10,978	4,133	99,151
Average balance of liabilities	33,200	6,391	3,148	132	42,871
Average balance of risk-adjusted assets	54,221	28,146	10,306	4,614	97,287
Average balance of assets of provident funds, mutual funds, and study funds	5,902	-	-	-	5,902
Average balance of other assets under management	10,433	-	-	-	10,433
Average balance of securities in custody	383,749	-	-	-	383,749
Balance of credit to the public as at December 31, 2008	59,587	33,476	14,886	2,852	110,801
Balance of deposits from the public as at December 31, 2008	37,482	5,206	3,952	133	46,773

* Reclassified.
(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights.
(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended June 30, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	**(110)**	**336**	**95**	**15**	**336**
- Inter-segmental	**520**	**(155)**	**(28)**	**(2)**	**335**
Operating and other income:					
- From externals	**122**	**8**	**48**	**-**	**178**
- Inter-segmental	**4**	**(1)**	**-**	**-**	**3**
Total income	**536**	**188**	**115**	**13**	**852**
Provision for doubtful debts	**128**	**191**	**(1)**	**-**	**318**
Operating and other expenses:					
- From externals	**84**	**18**	**57**	**3**	**162**
- Inter-segmental	**17**	**3**	**-**	**-**	**20**
Operating profit (loss) before taxes	**307**	**(24)**	**59**	**10**	**352**
Provision for taxes (tax benefit) on operating profit (loss)	**111**	**(9)**	**23**	**4**	**129**
Net profit (loss)	**196**	**(15)**	**36**	**6**	**223**

(1) Includes activity in the areas of credit cards and the capital market.

	For the three months ended March 31, 2009				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provision for doubtful debts:					
- From externals	3,680	590	119	15	4,404
- Inter-segmental	(3,342)	(409)	(53)	(3)	(3,807)
Operating and other income:					
- From externals	77	10	43	-	130
- Inter-segmental	1	(1)	-	-	-
Total income	416	190	109	12	727
Provision for doubtful debts	120	28	10	-	158
Operating and other expenses:					
- From externals	84	18	64	3	169
- Inter-segmental	14	2	-	-	16
Operating profit before taxes	198	142	35	9	384
Provision for taxes on operating profit	67	51	12	3	133
Net operating profit	131	91	23	6	251
Profit from extraordinary transactions, after taxes[2]	1	-	-	-	1
Net profit	132	91	23	6	252

(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident-fund management rights.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended June 30, 2008*				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit from financing activity before provisionfor doubtful debts:					
- From externals	46	191	29	(1)	265
- Inter-segmental	291	(54)	53	16	306
Operating and other income:					
- From externals	20	9	21	-	50
- Inter-segmental	-	(1)	-	-	(1)
Total income	357	145	103	15	620
Provision for doubtful debts	60	35	5	-	100
Operating and other expenses:					
- From externals	78	16	42	5	141
- Inter-segmental	24	2	-	-	26
Operating profit before taxes	195	92	56	10	353
Provision for taxes on operating profit	62	32	23	4	121
Net profit	133	60	33	6	232

* Reclassified.
(1) Includes activity in the areas of credit cards and the capital market.

Changes in the segment's volume of activity and net profit

Net profit of the Corporate Segment for the first half of 2009 totaled NIS 475 million, compared with NIS 377 million in the same period last year, an increase of 26.0%, mainly resulting from an increase in financing profit and operating income, as noted below.

Net profit of the Corporate Segment for the second quarter of 2009 totaled NIS 223 million, compared with NIS 252 million in the first quarter, a decrease of 11.5%, mainly resulting from an increase in the provision for doubtful debts in Israel, as noted below.

Net profit of the Corporate Segment in Israel in the first half of 2009 totaled NIS 404 million, compared with NIS 552 million in the same period last year, a decrease of 26.8%. The decrease mainly resulted from an increase in the volume of the provision for doubtful debts.

The segment's activity abroad in the first half of 2009 recorded profit in the amount of NIS 71 million, compared with a loss of NIS 175 million in the same period last year. The loss last year resulted from a loss in the amount of approximately NIS 367 million in respect of SIV-type asset-backed securities, versus income in the amount of NIS 5 million from these securities recorded in the first half of 2009.

Net profit of the Corporate Segment in Israel in the second quarter of 2009 totaled NIS 181 million, compared with NIS 223 million in the first quarter. The decrease mainly resulted from an increase in the provision for doubtful debts in the construction and real-estate sector in the second quarter.

The segment's profit from financing activity in Israel in the first half of 2009 totaled NIS 1,110 million, compared with NIS 1,004 million in the same period last year, an increase of 10.6%. The increase mainly resulted from an increase in income from credit, due to an increase in financial spreads, and from credit derivatives. On the other hand, profit from financing activity decreased as a result of a decrease in the collection of debts for which financing income was not previously recorded.

The segment's profit from financing activity in Israel in the second quarter of 2009 totaled NIS 591 million, compared with NIS 519 million in the first quarter of 2009, an increase of 13.9% mainly resulting from an increase in profit in the second quarter in respect of the Bank's credit-derivative portfolio.

Operating income attributed to the segment in Israel totaled NIS 220 million in the first half of 2009, compared with NIS 134 million in the same period last year, mainly since in the same period last year a provision for a decline in value was recorded on securities received for loans which were settled.

The provision for doubtful debts totaled NIS 476 million in the first half of 2009, compared with NIS 20 million in the same period last year. The increase resulted from increased provisions due to the worsening of the state of the economy, and from a decline in income from the collection of debts written off in past years, compared to the same period last year.

The provision for doubtful debts in the second quarter of 2009 totaled NIS 318 million, compared with NIS 158 million in the first quarter of 2009. Most of the increase occurred in the construction and real-estate subsector.

The segment's expenses in the first half of 2009 totaled NIS 367 million, compared with NIS 363 million in the same period last year, an increase of 1.1%.

Credit to the public totaled NIS 104.9 billion on June 30, 2009, compared with NIS 110.8 billion at the end of 2008, a decrease of 5.4%. The decrease in balances resulted from the slowdown in business activity in the Israeli economy during the period, as well as repayment by a major client.

Deposits from the public totaled NIS 49.0 billion on June 30, 2009, compared with NIS 46.8 billion at the end of 2008, an increase of 4.7%. Most of the growth derived from deposits from financial institutions which manage funds for their own clients.

The average balance of securities in custody in the first half of 2009 amounted to NIS 372.1 billion, compared with NIS 383.7 billion in the same period last year.

Legal proceedings

See Note 6D to the Condensed Financial Statements.

The Financial Management Segment

	For the six months ended June 30			
	2009	2008*	Change	Change
	NIS millions			%
Profit (loss) from financing activity before provision for doubtful debts:				
- From externals	**(1,921)**	(7,109)	5,188	(73.0)
- Inter-segmental	**1,478**	3,958	(2,480)	(62.7)
Operating and other income	**10**	75	(65)	(86.7)
Total	**(433)**	(3,076)	2,643	(85.9)
Operating and other expenses	**213**	194	19	9.8
Operating loss before taxes	**(646)**	(3,270)	2,624	(80.2)
Tax benefit on operating loss	**(227)**	(1,031)	804	(78.0)
Operating loss after taxes	**(419)**	(2,239)	1,820	(81.3)
Share in net operating profits of equity-basis investees	**9**	13	(4)	(30.8)
Minority interests' share in (profits) losses of consolidated companies	**(17)**	20	(37)	(185.0)
Net operating loss	**(427)**	(2,206)	1,779	(80.6)
Net profit (loss) from extraordinary transactions, after taxes	**(1)**	10	(11)	
Loss for the period	**(428)**	(2,196)	1,768	(80.5)

* Reclassified.

	For the three months ended			Change from three months ended	
	June 30, 2009	March 31, 2009	June 30, 2008*	March 31, 2009	June 30, 2008
	NIS millions			%	
Profit (loss) from financing activity before provision for doubtful debts:					
- From externals	**(1,699)**	(222)	(1,633)	665.3	4.0
- Inter-segmental	**1,975**	(497)	1,857	(497.4)	6.4
Operating and other income	**2**	8	78	(75.0)	(97.4)
Total	**278**	(711)	302	(139.1)	(7.9)
Operating and other expenses	**104**	109	84	(4.6)	23.8
Operating profit (loss) before taxes	**174**	(820)	218	(121.2)	(20.2)
Taxes on income (tax benefit) on operating profit (loss)	**156**	(383)	170	(140.7)	(8.2)
Operating profit (loss) after taxes	**18**	(437)	48	(104.1)	(62.5)
Share in net operating profits of equity-basis investees	**6**	3	6	100.0	-
Minority interests' share in profits of consolidated companies	**(14)**	(3)	(1)	366.7	1,300.0
Operating profit (loss)	**10**	(437)	53	(102.3)	(81.1)
Net profit (loss) from extraordinary transactions, after taxes	**-**	(1)	10	(100.0)	(100.0)
Profit (loss) for the period	**10**	(438)	63	(102.3)	(84.1)

* Reclassified.

Changes in the segment's volume of activity and net profit

The segment's loss totaled NIS 428 million in the first half of 2009, compared with a loss in the amount of NIS 2,196 million in the same period last year.

The segment's net profit in the second quarter of 2009 totaled NIS 10 million, compared with a loss in the amount of NIS 438 million in the first quarter. This change mainly resulted from an increase in financing profit in the second quarter, due to losses in respect of the adjustment to fair value of derivative instruments recorded in the first quarter of 2009, as well as an increase in profit in the second quarter in respect of the Bank's credit-derivative portfolio.

The loss from financing activity in the Financial Management Segment in the first half of 2009 totaled NIS 443 million, compared with a loss in the amount of NIS 3,151 million in the same period last year. The decrease in loss mainly resulted from losses in the amount of NIS 3,247 million recorded at the Bank's overseas offices in MBS-type asset-backed securities and CDO instruments in the first half of 2008. In addition, losses in the amount of NIS 145 million were recorded in the credit-derivative portfolio, while in the first half of 2009 the results of operations in these instruments were a net profit in the amount of NIS 166 million. This increase was offset by an increase in expenses in the amount of NIS 413 million, as a result of the measurement of profit and loss in derivative instruments, mainly used as economic hedges, on a fair-value basis, versus the measurement of results of balance-sheet financial activity on an accrual basis, primarily as a result of the decrease in the interest rate in the CPI-linked segment.

Operating and other income totaled NIS 10 million in the first half of 2009, compared with NIS 75 million in the same period last year, in which profit from the sale of shares of MasterCard was recorded.

In the segment's share of the operating results of equity-basis investees, a profit of NIS 9 million was recorded in the first half of 2009, compared with NIS 13 million in the same period last year.

The Bank Group's investment in equity-basis investee companies totaled NIS 151 million on June 30, 2009, compared with NIS 480 million at the end of 2008. The decrease resulted from the transfer of the investment in Clal Insurance to the available-for-sale portfolio.

Others and Adjustments

This section includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include investment banking, trust activity, credit-card activity, and capital-market activity not attributed to the banking segments. In addition, this activity includes adjustment of intersegmental activities.

The net profit of this section totaled NIS 19 million in the first half of 2009, compared with NIS 13 million in the same period last year.

Activity in Products

A. Set out below is the distribution of the results of credit-card operations by segments of activity:

	For the six months ended June 30, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	**14**	**6**	**3**	**-**	**-**	**34**	**57**
Operating and other income	**282**	**114**	**45**	**5**	**4**	**263**	**713**
Provision for doubtful debts	**10**	**3**	**2**	**-**	**-**	**-**	**15**
Operating and other expenses	**219**	**80**	**29**	**3**	**3**	**248**	**582**
Operating profit before taxes	**67**	**37**	**17**	**2**	**1**	**49**	**173**
Provision for taxes on operating profit	**24**	**13**	**6**	**1**	**-**	**18**	**62**
Net profit	**43**	**24**	**11**	**1**	**1**	**31**	**111**
Average balances (on a monthly basis):							
Average balance of assets	**7,633**	**3,180**	**1,168**	**117**	**233**	**-**	**12,331**
Average balance of liabilities	**6,976**	**2,813**	**1,125**	**112**	**224**	**-**	**11,250**
Average balance of risk-adjusted assets	**6,566**	**2,648**	**1,059**	**106**	**212**	**-**	**10,591**

	For the six months ended June 30, 2008*						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	18	7	3	-	-	23	51
Operating and other income	297	120	47	6	4	226	700
Provision for doubtful debts	4	2	-	-	-	-	6
Operating and other expenses	228	83	32	4	2	210	559
Operating profit before taxes	83	42	18	2	2	39	186
Provision for taxes on operating profit	32	16	7	1	1	15	72
Operating profit after taxes	51	26	11	1	1	24	114
Minority interests' share in profits of consolidated companies	(8)	-	-	-	-	-	(8)
Net profit	43	26	11	1	1	24	106
Average balances (on a monthly basis):							
Average balance of assets	6,575	2,753	998	100	199	-	10,625
Average balance of liabilities	6,511	2,626	1,050	105	209	-	10,501
Average balance of risk-adjusted assets	5,842	2,356	942	94	188	-	9,422

* Reclassified.

A. Set out below is the distribution of the results of credit-card operations by segments of activity (continued):

	For the three months ended June 30, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	**6**	**3**	**1**	**-**	**-**	**20**	**30**
Operating and other income	**146**	**59**	**24**	**2**	**2**	**136**	**369**
Provision for doubtful debts	**7**	**2**	**1**	**-**	**-**	**-**	**10**
Operating and other expenses	**111**	**41**	**15**	**2**	**2**	**129**	**300**
Operating profit before taxes	**34**	**19**	**9**	**-**	**-**	**27**	**89**
Provision for taxes on operating profit	**12**	**7**	**3**	**-**	**-**	**10**	**32**
Net profit	**22**	**12**	**6**	**-**	**-**	**17**	**57**

	For the three months ended March 31, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	8	3	2	-	-	14	27
Operating and other income	136	55	21	3	2	127	344
Provision for doubtful debts	3	1	1	-	-	-	5
Operating and other expenses	108	39	14	1	1	119	282
Operating profit before taxes	33	18	8	2	1	22	84
Provision for taxes on operating profit	12	6	3	1	-	8	30
Net profit	21	12	5	1	1	14	54

	For the three months ended June 30, 2008*						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity	8	3	1	-	-	14	26
Operating and other income	146	59	23	3	1	123	355
Provision for doubtful debts	2	2	-	-	-	-	4
Operating and other expenses	110	39	16	2	1	116	284
Operating profit before taxes	42	21	8	1	-	21	93
Provision for taxes on operating profit	16	8	3	1	-	8	36
Operating profit after taxes	26	13	5	-	-	13	57
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	22	13	5	-	-	13	53

* Reclassified.

B. Set out below is the distribution of the results of capital-market activity by segments of activity:

	For the six months ended June 30, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	**1**	**12**	**2**	**2**	**20**	**-**	**37**
Operating and other income:							
- From externals	**36**	**406**	**28**	**9**	**161**	**55**	**695**
- Inter-segmental	**(9)**	**(86)**	**(8)**	**(3)**	**(11)**	**117**	**-**
Total income	**28**	**332**	**22**	**8**	**170**	**172**	**732**
Operating and other expenses	**32**	**188**	**18**	**-**	**110**	**184**	**532**
Operating profit (loss) before taxes	**(4)**	**144**	**4**	**8**	**60**	**(12)**	**200**
Provision for taxes (tax benefit) on operating profit (loss)	**(2)**	**52**	**1**	**3**	**22**	**(4)**	**72**
Operating profit (loss)	**(2)**	**92**	**3**	**5**	**38**	**(8)**	**128**
Net profit from extraordinary transactions, after taxes	**13**	**7**	**2**	**-**	**1**	**-**	**23**
Net profit (loss)	**11**	**99**	**5**	**5**	**39**	**(8)**	**151**
Average balances:							
Average balance of provident fund, mutual fund, and study fund assets	**2,524**	**28,710**	**2,105**	**690**	**2,054**	**66,053**	**102,136**
Average balance of other assets under management	**1**	**1,990**	**1**	**2**	**6,161**	**-**	**8,155**
Average balance of securities in custody	**2,979**	**85,106**	**5,579**	**5,061**	**372,058**	**38**	**470,821**

B. Set out below is the distribution of the results of capital-market activity by segments of activity (continued):

	For the six months ended June 30, 2008*						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	3	15	2	-	13	-	33
Operating and other income:							
- From externals	59	462	29	8	131	72	761
- Inter-segmental	(8)	(75)	(7)	(2)	(17)	109	-
Total income	54	402	24	6	127	181	794
Operating and other expenses	38	276	24	1	77	192	608
Operating profit (loss) before taxes	16	126	-	5	50	(11)	186
Provision for taxes (tax benefit) on operating profit (loss)	5	47	-	2	19	(3)	70
Operating profit (loss) after taxes	11	79	-	3	31	(8)	116
Minority interests' share in profits of consolidated companies	(3)	-	-	-	-	-	(3)
Operating profit (loss)	8	79	-	3	31	(8)	113
Net profit from extraordinary transactions, after taxes	251	127	34	8	17	-	437
Net profit (loss)	259	206	34	11	48	(8)	550
Average balances:							
Average balance of provident fund, mutual fund, and study fund assets	10,777	36,457	3,767	1,955	5,902	82,529	141,387
Average balance of other assets under management	5,792	3,772	37	137	10,433	-	20,171
Average balance of securities in custody	8,240	78,286	5,922	4,902	383,749	37	481,136

* Reclassified.

	For the three months ended June 30, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	**-**	**6**	**1**	**10**	**2**	**-**	**19**
Operating and other income:							
- From externals	**20**	**207**	**15**	**79**	**5**	**35**	**361**
- Inter-segmental	**(5)**	**(44)**	**(4)**	**(4)**	**(2)**	**59**	**-**
Total income	**15**	**169**	**12**	**85**	**5**	**94**	**380**
Operating and other expenses	**16**	**85**	**9**	**54**	**-**	**90**	**254**
Operating profit (loss) before taxes	**(1)**	**84**	**3**	**31**	**5**	**4**	**126**
Provision for taxes (tax benefit) on operating profit (loss)	**(1)**	**31**	**1**	**12**	**2**	**2**	**47**
Net profit	**-**	**53**	**2**	**19**	**3**	**2**	**79**

B. Set out below is the distribution of the results of capital-market activity by segments of activity (continued):

	For the three months ended March 31, 2009						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	1	6	1	-	10	-	18
Operating and other income:							
- From externals	16	199	13	4	82	20	334
- Inter-segmental	(4)	(42)	(4)	(1)	(7)	58	-
Total income	13	163	10	3	85	78	352
Operating and other expenses	16	103	9	-	56	94	278
Operating profit (loss) before taxes	(3)	60	1	3	29	(16)	74
Provision for taxes (tax benefit) on operating profit (loss)	(1)	21	-	1	10	(6)	25
Operating profit (loss)	(2)	39	1	2	19	(10)	49
Net profit from extraordinary transactions, after taxes	13	7	2	-	1	-	23
Net profit (loss)	11	46	3	2	20	(10)	72

	For the three months ended June 30, 2008*						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	1	6	-	-	2	(1)	8
Operating and other income:							
- From externals	16	216	12	4	63	29	340
- Inter-segmental	(4)	(37)	(3)	(1)	(8)	53	-
Total income	13	185	9	3	57	81	348
Operating and other expenses	3	133	11	1	36	85	269
Operating profit (loss) before taxes	10	52	(2)	2	21	(4)	79
Provision for taxes (tax benefit) on operating profit (loss)	3	17	(1)	1	8	(1)	27
Operating profit (loss) after taxes	7	35	(1)	1	13	(3)	52
Minority interests' share in profits of consolidated companies	(2)	-	-	-	-	-	(2)
Net profit (loss)	5	35	(1)	1	13	(3)	50

* Reclassified.

Strategic Plan

The Bank operates under a long-term strategic plan, which is examined and updated each year. In early 2009, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2009, based on its strategic plan, while making adjustments to the plan derived from the condition of the global economy, especially in the United States; the severe crisis underway in the global financial system; and their potential impact on the economy and financial system in Israel.

The Bank estimates that the downturn in global economic activity and the worldwide financial crisis will continue to exert a strong influence on economic activity in Israel throughout 2009. The recession in the United States, Europe, and Japan and the considerable slowdown in growth in the emerging markets are expected to lead to near-zero growth in global GDP and to negative growth and recession in the Israeli economy. Despite all of the difficulties, risks, and uncertainties in both the global and the Israeli economy, the Bank estimates that it will achieve a positive annual return on equity in 2009, at a rate of 4.0% to 7.0%.

Given the substantial increase in uncertainty in its environment, the Bank is coping with the challenges of the current period by acting on two levels, while continually examining developments that may require further adjustments to its work plans.

A. Focused short-term actions:

- Strengthening the Bank's capital.
- Streamlining and curbing expenses.
- Strengthening relationships with customers, with an emphasis on understanding customers' needs and matching solutions to help them cope with the difficulties of the current situation.
- Short-term postponement of strategic moves and initiatives that would not bear fruit until the long term.

B. Examination of the multi-year strategic plan and adjustments of the long-term strategic focus, in accordance with the Bank's assessment of the effect of the crisis on long-term business trends.

The multi-year plan is focused on five main areas of activity:

- Expanding relationships and activity with the Bank's customers, based on professional skill and the Bank's optimal familiarity with customers' needs, with the aim of reinforcing the Bank's market leadership in Israel.
- Creating a platform for future growth in international activity based on customer relationships.
- Development and expansion of income sources from investment activity, based on specialization in the management of the Bank's relationships with its customers.
- Operational excellence in the performance of existing activities and in the realization of the Bank's growth plans, while streamlining and curbing expenses.
- Strengthening global risk management and capital management capabilities.

In the retail sector, the Bank has worked in recent years to solidify its leadership. The Bank is therefore focused on improving the value offered to the segment of customers with extensive banking activity and on prudent expansion in the area of credit, while strengthening risk-management capabilities. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customers' needs. The Bank aims to solidify its standing in the various customer segments and plans to invest efforts towards that end, including by optimizing the deployment of its branches, while developing an advanced service concept and experience tailored to customers' needs.

The Corporate Area continues to work to preserve the Bank's leading position with customers in the corporate and commercial segments. In recent years, the Bank has achieved improvement in the quality of its credit portfolio and has strengthened its credit-risk measurement and credit management capabilities. These abilities are enabling the Bank to cope successfully with the recession in the Israeli economy. Concurrently, the Bank is working to extend its activity with customers in this area, emphasizing the expansion of the services and products offered, with the aim of increasing its non-credit income from these customers.

In Treasury activity, centralized under the Global Treasury Area, the Bank is implementing a strategic plan based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the infrastructures of the operational systems serving the dealing rooms and the area of asset and liability management at the Bank. Since early 2008, in light of the changes in global financial markets, the Bank has devoted an exceptionally high degree of attention and emphasis to concentrating the work of global treasury on activity with and for customers.

In international activity, under the management of the International Area, the Bank has continued its strategy of organic growth. In Global Private Banking, the Bank is striving to continue to improve its abilities in products, marketing, and customer service in 2009, in order to strengthen the platform for the growth of its asset portfolio, focusing on customers with extensive assets. An examination of the trajectory for the Bank's international expansion performed in collaboration with a leading international consulting firm reinforced the importance of Global Private Banking activity in the coming years as a key element in the development of the Bank's international platform. The objectives defined and the derived implications of the implementation of the strategic trajectory are currently under examination by the Bank. Concurrently, due to the fluctuations in the financial markets and in the economies of the developing countries, the Bank decided to suspend its continued expansion into new developing markets.

It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in any planning, especially in planning several years ahead, and all the more so during a crisis, a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind depends on the Bank's internal ability to carry out its objectives, as well as on the business environment in Israel and globally and on macro conditions. Special importance should be accorded to the condition of the global economy, taking into account the crisis that has been escalating since the second half of 2007, reaching unforeseen dimensions; the economic, political, and security situation in Israel and in the region; and the impact of the global crisis on these conditions. , It should be taken into consideration, that despite the initial indicators of a rebound in the real economy and the gains in the capital markets in the first half of 2009, the Israeli and global economies are still in recession, with high uncertainty concerning the timing of the emergence from the downturn and concerning the growth rates during the recovery process of the real economy, both globally and in Israel.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all of the above information in this section with regard to the Bank's action plans and intentions, including the return on equity forecast, is "forward-looking information."

Principal Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad.

The contribution of subsidiary and affiliated companies to the Bank's results of operations in the first half of 2009 totaled NIS 426 million, compared with a negative contribution in the amount of NIS 72 million in the same period last year. Most of the increase in this contribution resulted from an increase in the contribution in shekels of the subsidiaries abroad, which was influenced by changes in exchange rates of foreign currencies during both periods.

The Bank's investment in subsidiary and affiliated companies totaled NIS 13.9 billion on June 30, 2009, compared with NIS 13.4 billion at the end of 2008.

Subsidiaries in Israel

Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit

The Bank Group's principal activities involving the use of credit cards in Israel and abroad are conducted via these companies. The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group."

Isracard Ltd. (hereinafter: "Isracard") issues, acquires, and operates Isracard credit cards (a private brand owned by Isracard), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel Ltd. ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). In addition, Isracard acquires and operates MasterCard cards issued for use in Israel by Isracard and issued for use abroad by Europay, under a license granted by MasterCard International Incorporated. Isracard also issues and operates various additional products, such as fuel cards and gift cards.

Isracard and Europay issue bank cards as well as non-bank cards. Bank cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. Cards are also distributed through various other channels.

The range of different types of credit cards issued by Isracard includes cards issued jointly with consumer, professional, and other organizations, clubs, and groups, such as Ashmoret cards for members of the Israel Teachers Union, Hot cards for members of the Union of Practical Engineers and Technicians in Israel, Hever cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

Isracard also issues credit cards that provide revolving credit (under the brand name More), allowing customers to determine the terms of repayment within the offered plan. In addition, Isracard operates various credit programs under the Isracredit plan and provides general-purpose loans based on credit-card credit lines.

In 2008, Isracard began to issue World Signia cards within the MasterCard brand, a prestigious brand with many high-quality benefits targeted to premium customers of banks. The credit cards serve customers in various sectors, including private customers, corporate employees, and corporate purchasing, including B2B (business-to-business payment transfers).

Isracard operates loyalty programs for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

The number of Isracard and MasterCard cards issued by Isracard and Europay as at June 30, 2009 is approximately 2.7 million, compared with 2.6 million cards at the end of the same period last year.

In the first half of 2009, the volume of activity in Isracard and MasterCard cards reached NIS 33.8 billion, compared with NIS 33.4 billion in the same period last year.

Poalim Express - Issues, acquires, and operates American Express credit cards issued for use in Israel and abroad, under a license granted to the company by American Express Ltd. This license is valid until December 2009.

Poalim Express issues bank cards as well as non-bank cards. Bank cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Poalim Express also recruits customers and distributes cards through various other channels, including contractual engagements with organizations and clubs.

Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for high-net-worth customers. Poalim Express operates a loyalty program for cardholders and conducts marketing campaigns, including joint campaigns with various entities.

The number of American Express cards issued by Poalim Express as at June 30, 2009 is approximately 269,000, compared with approximately 237,000 cards at the end of the same period last year.

In the first half of 2009, the volume of activity in American Express cards reached NIS 4.1 billion, compared with NIS 3.8 billion in the same period last year.

Aminit - Issues and acquires Visa brand credit cards issued for use in Israel and abroad.
The number of Visa cards issued by Aminit at the end of June 2009 is approximately 26,000, compared with approximately 30,000 cards at the end of the same period last year.

Profit and income from credit cards - Net profit of the Isracard Group totaled NIS 86 million in the first half of 2009, compared with NIS 142 million in the same period last year, a decrease of 39.4%. The decrease in net profit resulted from the inclusion in net profit in the comparison period of profit in the amount of NIS 57 million from the sale of shares of MasterCard Incorporated.
The contribution of the Isracard Group to the Bank's operating results, after taxes, totaled NIS 92 million, compared with NIS 128 million in the same period last year.
The contribution of the Isracard Group's activity to fee income, which is included under operating income (before deducting related expenses), amounted to NIS 713 million, compared with NIS 700 million in the same period last year, an increase of 1.9%.
With regard to changes in the credit-card market in Israel and the intervention of the Antitrust Commissioner in this area, further to the information provided in Note 21C(10) to the Financial Statements for 2008: The Antitrust Tribunal has extended the term of the temporary permit for the Arrangement until October 31, 2009, at the request of the Credit-Card Companies.
In addition, further to Note 21C(10) to the Annual Financial Statements for 2008, in November 2007, in the discussion of the petition to approve a restrictive arrangement, the court ruled that before it handed down its decision concerning the petition, an expert would be appointed to determine the components included in the principles established by the court for the calculation of the interchange fee in another proceeding between some of the credit-card companies, to which Isracard was not a party. Subsequent to this determination, an expert was appointed. The expert submitted his interim report to the court in January 2009, and is currently formulating a final opinion. The proceedings before the court will resume following submission of the final opinion.
In April 2009, a private bill addressing the removal of ownership of credit-card companies from banks was submitted to the Knesset. At this stage, the Bank cannot estimate whether the aforesaid bill will become legislation, or if legislated, its implications for the Bank.
Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") **-** Operates a wide range of investment-banking services and invests in private-equity funds and in knowledge- and technology-intensive companies. The activity of Poalim Capital Markets is conducted through two main segments of activity: investment-banking activity in Israel and abroad, and investments in private-equity funds, including in the technology sector.
The Poalim Capital Markets Group provides a range of investment-banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group also provides, through its equity-basis investee (19.97%) Poalim I.B.I., consulting, underwriting, and management services for public offerings in Israel and capital raising through private offerings.
The Poalim Capital Markets Group also invests in private-equity funds in a wide range of sectors, including venture capital, alternative energy, and others; invests in management corporations of private-equity funds; and provides services to these corporations. In addition, Poalim Capital Markets continues to manage venture-capital funds, in accordance with a permit from the Bank of Israel.
Poalim Capital Markets ended the first half of 2009 with net profit in the amount of NIS 9 million, compared with a loss in the amount of NIS 13 million in the same period last year.
The increase in profit mainly resulted from an increase in financing income and an increase in profit from long-term investments, which were offset by a decline in income from fees and management fees, as a result of the continuing crisis in the capital markets.

The contribution of Poalim Capital Markets to the net profit of the Bank amounted to NIS 13 million, compared with a negative contribution in the amount of NIS 9 million in the same period last year.
The Bank's investment in Poalim Capital Markets totaled NIS 593 million on June 30, 2009, compared with NIS 580 million in the same period last year.
A resolution was passed in 2009 concerning the payment of bonuses (the "Bonuses") to the senior executives of Poalim Capital Markets, as described in the Board of Directors' Report for 2008, in the section "Wages and Benefits of Officers."
On July 9, 2009, the Israel Securities Authority addressed concerns to the Bank in connection with the decision-making process regarding the bonus granted to senior executives of Poalim Capital Markets. Following discussion and further examination of the procedures applied in the past at the Bank and at Poalim Capital Markets concerning this matter, the decision was made to bring the matter of the Bonuses to the senior executives of Poalim Capital Markets for further discussion by the Board of Directors of the Bank and of Poalim Capital Markets, despite the fact that the members of the Board of Directors were of the opinion that the previous procedures for the approval of the Bonuses were sound.
The Board of Directors ratified its decision regarding the granting of the Bonuses after holding a discussion of the issues raised in the past, including matters mentioned in the letter from the Israel Securities Authority. Notwithstanding the aforesaid, the decision was made to reduce the bonus to the CEO of Poalim Capital Markets by NIS 1.6 million. The Board of Directors of Poalim Capital Markets also passed similar resolutions.

Activity of the Bank Group Abroad

Subsidiaries and Branches Abroad - The international activity of the Bank Group is conducted through banking subsidiaries, financial companies, and the Bank's branches abroad. The Bank's strategy is designed to develop its international activity. The Bank's intention is to invest in the development of all types of international activity, including Global Private Banking; to extend the local activity of its branches and subsidiaries around the world; to participate in international transactions; and to develop its relationships with correspondent banks.
The Bank's operations abroad are focused primarily on the area of private banking, as well as activity in the emerging markets and in the corporate sector. Activity in the corporate sector abroad includes the provision of credit to local and foreign borrowers, mainly through the acquisition of participation in credit organized by leading banks abroad; the provision of credit to borrowers with an affinity to Israel; and investments in bonds. Corporate sector activity slowed over the last year; this trend is likely to continue, given the escalation of the global crisis. The Bank has decided to reduce the granting of new credit by way of participation in syndications organized by others. Within private-banking activity, the Bank provides its high-net-worth customers abroad with advanced professional products and services, including investment products and global asset management. The Bank's activity in emerging markets is focused on the activity of Bank Pozitif in Turkey and Bank Pozitiv in Kazakhstan.
The Bank maintains relationships with over 2,400 correspondent banks around the world, through which international activity is carried out. In international activity, under the management of the International Area, the Bank continues its strategy of organic growth. At the same time, due to the shifts in the financial markets and in the economies of the developing countries, the Bank has decided to suspend its continued expansion into new developing markets.
In Global Private Banking, the Bank aims to continue to improve its abilities in the area of products, marketing, and customer service, in order to strengthen the platform for growth of its asset portfolio, focusing on customers with extensive assets. An examination of the trajectory for the Bank's international expansion performed in collaboration with a leading international consulting firm reinforced the importance of expanding Global Private Banking activity in the coming years as a key element in the development of the Bank's international platform. The objectives defined and the derived implications of the implementation of the strategic trajectory are currently under examination by the Bank.

Global Private Banking (hereinafter: "GPB") - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management. This activity currently encompasses Israel, Europe, the United States, Latin America, Canada, Australia, Hong Kong, and Singapore, by means of 40 activity centers including the banking subsidiaries Bank Hapoalim Switzerland, Banque Hapoalim Luxembourg, Bank Hapoalim Cayman, and Hapoalim (Latin America), and branches, representative offices, and asset-management subsidiaries.

Details regarding the Bank's U.S. and U.K. branches and the Bank's principal subsidiaries abroad:

Global Private Banking (GPB)

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - A wholly-owned banking subsidiary mainly engaged in the provision of private-banking services in Switzerland, through four branches - two in Switzerland, in Zurich and Geneva, one in Luxembourg, and one in Singapore - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

Net profit of Hapoalim Switzerland totaled CHF 13 million, compared with CHF 21 million in the same period last year.

Total capital of Hapoalim Switzerland amounted to CHF 329 million on June 30, 2009, compared with CHF 298 million at the end of 2008.

The total balance sheet of Hapoalim Switzerland amounted to CHF 3,802 million on June 30, 2009, compared with CHF 3,520 million at the end of 2008. The increase mainly resulted from the transition of the bank's customers from investment in securities in custody of the Bank to deposits with the Bank.

Hapoalim Switzerland's contribution to the Bank's operating results amounted to NIS 56 million, compared with NIS 29 million in the same period last year.

The Bank's investment in Hapoalim Switzerland totaled NIS 1,129 million on June 30, 2009.

U.K. branches - London and Manchester. The banking activity of the U.K. branches includes private-banking services to local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years. The U.K. branches grant credit and provide dealing-room and foreign-trade services and other banking services to local corporate customers and to Israeli companies operating in Europe. These branches also allow Israeli companies as well as local companies with assets in Israel to use collateral held in Israel as the basis for receiving credit.

The London branch has invested in financial products such as various European asset-backed securities (mortgages for private individuals, mortgages of commercial properties, pubs, etc.) and CDOs. The total value of the branch's asset-backed bond portfolio is approximately USD 130 million. The branch also maintains a portfolio of credit derivatives comprised of unfunded CDOs and CDBs (credit default baskets). The total notional value of this portfolio is approximately USD 137 million. With regard to the decision of the Board of Directors to examine the possibility of selling the MBS and ABS portfolio (excluding CDOs), see the section "Composition and Development of the Bank Group's Assets and Liabilities - Activity of the Bank Group in Asset-Backed Securities".

Loss of the U.K. branches totaled GBP 4 million in the first half of 2009, compared with a loss in the amount of GBP 15 million in the same period of 2008. The loss mainly resulted from provisions for decline in value in respect of asset-backed securities.

The total balance sheet of the U.K. branches amounted to GBP 1,422 million on June 30, 2009, compared with GBP 1,292 million at the end of 2008.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank under the full ownership of the Bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly-owned subsidiary in Uruguay, Hapoalim (Latin America) S.A., which provides private-banking services to the Bank's customers in South America. Hapoalim Latin America operates in Uruguay through two branches (Montevideo and Punta del Este) and a support center (Colonia).

Net profit of Cayman totaled USD 0.5 million, compared with USD 0.4 million in the same period last year. Total capital of Cayman amounted to USD 74 million on June 30, 2009, compared with USD 73 million at the end of 2008. The total balance sheet of Cayman amounted to USD 92 million on June 30, 2009, compared with USD 89 million at the end of 2008.

Cayman's contribution to the Bank's operating results amounted to NIS 9 million, compared with a negative contribution in the amount of NIS 31 million in the same period last year. The Bank's investment in Cayman totaled NIS 247 million on June 30, 2009.

Global Private Banking Center in Tel Aviv - A center providing private-banking services and products to foreign residents from all over the world; an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private-banking services to GPB customers. Private banking in the United States primarily focuses on customers from Latin America.

An agreement ("Written Agreement") was signed on July 8, 2009 between the Bank and the Miami branch of the Bank, on one side, and the Federal Reserve of New York, the Federal Reserve of Atlanta, and the Office of Financial Regulation of the State of Florida (hereinafter the "US Regulatory Agencies"), on the other side. A Written Agreement is a formal enforcement procedure and is the least severe procedure at the disposal of the US Regulatory Agencies.

The agreement signed essentially concerns the improvement of the compliance, risk management, and control functions of the Bank and the increased involvement of the Board of Directors and Board of Management of the Bank in the supervision of the Miami branch, with the aim of correcting flaws discovered in compliance with the provisions of US law in the area of the prevention of money laundering and Know Your Customer regulations.

The agreement does not create or impose any limitations on the Bank's activity, in the US or in general; it has no direct bearing on the activity of the Miami branch; and in the opinion of the Board of Management of the Bank, it is not expected to have a material impact on the financial results of the Bank.

The Board of Directors expects the Bank to meet its obligations under the agreement in full and within the defined timeframe, and has started taking the necessary actions towards that end. Among other things, a subcommittee of the Risk Management Committee has been appointed to handle the correction of the flaws at the Miami branch, and an external consulting company specializing in advising banks on enforcement procedures has been engaged. Failure to fulfill the obligations in the Written Agreement could lead to the application of more severe enforcement procedures by the US Supervisory Agencies.

The PAM Group, which includes Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holdings Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The Group is a key element in the implementation of the Bank's growth strategy abroad.

The Bank holds 100% of the share capital of PAM. As at June 30, 2009, the Bank Group's customers have holdings in funds managed by PAM Companies totaling USD 1.2 billion.

PAM Companies also develop, plan, and market other investment products, such as structured products in accordance with international standards, including through collaboration with leading global financial entities. In addition, PAM Companies offer a portfolio-management service (discretionary management) through the Bank's branches and subsidiaries abroad.

Corporate activity - Most corporate activity is conducted through the New York branch. The New York branch is focused on corporate credit activity, treasury activity, and the provision of credit and banking services to Israeli companies operating in the United States. In the corporate area, the branch is mainly engaged in granting credit to large companies in the U.S. economy by purchasing participation in credit lines and backup lines organized by leading banks. Some 71% of the credit was provided to companies rated Investment Grade or secured by entities rated Investment Grade by the international rating agencies Standard & Poor's or Moody's.

The branch also provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing-room services. The Bank allows Israeli companies as well as American companies with assets in Israel to use collateral held in Israel in order to open credit lines at the New York branch. The New York branch also offers its customers FDIC deposit insurance, similar to American banks.

As at June 30, 2009, the branch's credit portfolio totaled approximately USD 2.9 billion. The branch also provided unutilized credit facilities and backup lines in the amount of USD 2.3 billion.

Pursuant to the New York branch's business plan for 2009, the branch has launched a business initiative to recruit high-net-worth local customers and middle-market companies under their ownership. The branch is preparing to provide the full range of banking services commonly offered to these customers. Concurrent with this initiative, the branch continues to implement the policy decided upon with regard to the reduction of debt of large U.S. companies to which the branch previously extended credit through syndications with leading U.S. banks. The branch also continues its activity with Israeli companies operating in the United States, as well as its dealing-room and treasury activities.

In the treasury area, the branch operates a dealing room and is part of the Bank's global treasury activity. As part of its treasury activity, the branch conducted activity in credit derivatives, mainly credit default swaps (CDS). CDS are credit derivatives representing a transaction in which credit risk is exchanged between the parties to the swap transaction. Credit risk is transferred from the provider of the credit to the seller of the swap. In return for payment of a premium, the buyer of the swap receives protection against the risk inherent in a particular credit, while the seller provides a guarantee of the quality of the credit in return for the premium. The branch is also involved in a small number of unfunded CDO credit derivatives. Unfunded CDOs are credit derivatives representing a type of guarantee for a risk tranche. Funds are transferred in the case of a credit failure in the tranche for which the Bank is the guarantor.

Due to the crisis in the financial markets, the New York branch has reduced its activity; as of the end of June 2009, the credit-derivative portfolio mainly consists of credit default swaps (CDS) on Israeli government bonds and credit default baskets (CDB). The total notional value of the Bank's credit-derivative portfolio (excluding CDOs) amounts to USD 130 million (of which USD 100 million guarantees risk related to Israeli government bonds, USD 5 million guarantees risk related to other government bonds, and USD 25 million guarantees risk related to corporations). At the end of 2008, the total notional value of the Bank's credit-derivative portfolio (excluding CDOs) amounted to USD 280 million (of which USD 225 million guaranteed risk related to Israeli government bonds, USD 30 million guaranteed risk related to other government bonds, and USD 25 million guaranteed risk related to corporations).

Because the credit derivatives are treated as derivatives in the financial statements, changes in their fair value are allocated to profit and loss. In the first half of 2009, the Bank recorded profit in the amount of approximately USD 2 million in respect of the CDS portfolio, compared with a loss in the amount of USD 24 million in the same period last year.

The total balance sheet of the New York branch amounted to USD 7,708 million on June 30, 2009, compared with USD 7,154 million at the end of 2008. The increase mainly resulted from deposits of funds with the US central bank (Fed), mainly originating with the Bank in Tel Aviv.

The net profit of the New York branch totaled USD 17 million in the first half of 2009, compared with a loss in the amount of USD 630 million in the same period of last year; most of this loss derived from the sale of the MBS portfolio.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of the Securities and Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member, and operates in accordance with the rules established by these entities. The company's activity is also subject to supervision by the Supervisor of Banks in Israel. The company supports the expansion of the scope of the Bank's activity in securities trading on behalf of its customers. The Bank holds 100% of the share capital of Hapoalim Securities.

Activity in Emerging Markets

The Bank currently operates in Turkey and Kazakhstan. The Bank intends to develop its retail and corporate operations in these emerging markets, including through the expansion of its product offering and the service channels offered to customers and the development of the network of branches. In light of the developments in the financial markets, the Board of Management of the Bank continues to take steps to adjust its activity at the banks in Turkey and Kazakhstan to the business conditions currently forming.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - A bank incorporated and operating in Turkey, specializing in corporate and investment banking and in the households segment. The Bank intends to help Bank Pozitif expand its activities in the areas of both corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means.

In April 2009, the Bank purchased shares from the minority shareholder C Faktoring AS constituting approximately 4.8% of the capital of Bank Pozitif, in consideration for a total of TRY 20 million (USD 12 million), calculated based on the shareholders' equity of Bank Pozitif. Following the purchase, the Bank's share in Bank Pozitif stands at approximately 69.8%.

JSC Bank Pozitiv - A bank incorporated and operating in Kazakhstan, wholly owned by Bank Pozitif. The bank provides banking services to business and private customers. Bank Pozitif intends to develop and optimize JSC Bank Pozitiv and its activity while building advanced banking capabilities.

Set out below are balance-sheet data and results of the Bank Pozitif Group:

Net profit of the Bank Pozitif Group totaled approximately TRY 17 million (approximately USD 11 million), compared with approximately TRY 15 million (approximately USD 10 million) in the same period last year.

Total shareholders' equity of the Bank Pozitif Group amounted to TRY 422 million (approximately USD 273 million) on June 30, 2009, compared with TRY 467 million (approximately USD 302 million) at the end of 2008.

The total balance sheet of the Bank Pozitif Group amounted to TRY 1.6 billion (approximately USD 1.0 billion) on June 30, 2009, compared with TRY 1.8 billion (approximately USD 1.2 billion) at the end of 2008.

The Bank Pozitif Group's contribution to the Bank's operating results totaled NIS 28 million, compared with a negative contribution in the amount of NIS 74 million in the same quarter last year. The change mainly resulted from the effect of the change in the exchange rate of the Turkish lira against the shekel.

The Bank's investment in the Bank Pozitif Group totaled NIS 881 million on June 30, 2009.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	June 30, 2009	December 31, 2008
	USD millions	
Assets		
Cash on hand and deposits with banks	**7,973**	6,561
Securities	**2,526**	2,512
Securities borrowed or bought under agreements to resell	**4**	-
Credit to the public	**5,932**	7,049
Buildings and equipment	**39**	41
Other assets	**741**	824
Total assets	**17,215**	16,987
Liabilities and capital		
Deposits from the public	**9,021**	9,771
Deposits from banks	**6,858**	5,407
Securities lent or sold under agreements to repurchase	**-**	62
Bonds and subordinated notes	**274**	690
Other liabilities	**410**	501
Total liabilities	**16,563**	16,431
Minority interests' rights	**73**	96
Capital means**	**579**	460
Total liabilities and capital	**17,215**	16,987

* Data as prepared for inclusion in the note on operating segments.

** Includes a deficit in calculated capital in the amount of USD 476 million (December 31, 2008: deficit in the amount of USD 559 million) for the Bank's branches that are not companies. The calculated capital includes the amounts of the original deposits deposited with the Bank's branches, with the addition of profits or deduction of losses recorded up to the balance-sheet date, including adjustments in respect of the statement of securities available for sale at fair value. The deficit results from the effects of the financial crisis, mainly from losses at the New York branch.

B. Statement of Profit and Loss*

	For the three months ended			For the six months ended	
	June 30, 2009	March 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008
	USD millions				
Profit (loss) from financing activity before provision for doubtful debts	**84**	38	26	**122**	(939)
Provision for doubtful debts	**2**	8	3	**10**	4
Profit (loss) from financing activity after provision for doubtful debts	**82**	30	23	**112**	(943)
Operating and other income	**31**	31	38	**62**	81
Operating and other expenses	**66**	72	77	**138**	156
Operating profit (loss) before taxes	**47**	(11)	(16)	**36**	(1,018)
Provision for taxes (tax benefit)**	**16**	(4)	(6)	**12**	(375)
Operating profit (loss) after taxes	**31**	(7)	(10)	**24**	(643)
Minority interests' share in profits of consolidated companies	**(3)**	(1)	(2)	**(4)**	(4)
Net profit (loss)	**28**	(8)	(12)	**20**	(647)

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.
** Includes provisions for supplementary taxes in Israel.

C. Customer Assets

	June 30, 2009	December 31, 2008
	USD millions	
Deposits from the public, bonds, and subordinated notes	**9,295**	10,461
Customer assets (off-balance sheet)	**7,806**	7,716
Total	**17,101**	18,177

Set out below are details of the net profit of consolidated companies overseas, in local currencies:

	For the three months ended			Change from three months ended		For the six months ended		Change from six months ended
	June 30, 2009	Mar. 31, 2009	June 30, 2008	Mar. 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008	June 30, 2008
	NIS millions			%		NIS millions		%
Bank Hapoalim (Switzerland) Ltd. - CHF	**4**	9	12	(55.6)	(66.7)	**13.0**	21.0	(38.1)
Banque Hapoalim Luxembourg S.A. - USD	**(1)**	(3)	(5)	(66.7)	(80.0)	**(4.0)**	(7.0)	(42.9)
BHI Jersey Ltd. - GBP	**(0.2)**	(0.2)	-	-	-	**(0.5)**	-	-
Bank Hapoalim (Cayman) Ltd. - USD	**0.2**	0.3	0.1	(33.3)	100.0	**0.5**	0.4	25.0
PAM - GBP	**(0.6)**	(0.4)	0.7	50.0	-	**(1.0)**	1.7	-
Hapoalim Securities U.S.A. Inc. - USD	**0.8**	0.8	0.3	-	166.7	**1.7**	0.6	183.3
Bank Pozitif Group - TRY	**7**	10	7	(30.0)	-	**17.0**	15.0	13.3

The operating currency of the consolidated companies overseas is defined as New Israeli Shekels (NIS) pursuant to a directive of the Supervisor of Banks. Exchange-rate differentials in respect of the investment are therefore allocated to the statement of profit and loss, under the equity profits item.The Bank makes economic hedges of foreign-currency exposures arising from its investments in subsidiaries overseas by raising resources in those currencies.This hedge does not constitute an accounting hedge; exchange-rate differentials in respect of these resources are therefore not attributed to the results of operations of the subsidiaries, but are allocated to the statement of profit and loss and included in the tax base.

Set out below is the contribution of consolidated companies abroad to the results of operations of the Bank, reported in shekels, after offsetting the net effect of financing sources:

	For the three months ended			For the six months ended	
	June 30, 2009	March 31, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008
	NIS millions				
The Bank's share in the results of consolidated companies overseas, translated into NIS	**(9)**	52	48	**43**	42
Exchange-rate differences in respect of the investments in consolidated companies	**(89)**	198	(163)	**109**	(344)
Contribution to the Bank's results of operations	**(98)**	250	(115)	**152**	(302)
Exchange-rate differences accrued on financing sources, net of tax effect	**57**	(127)	103	**(70)**	218
Total contribution of subsidiaries abroad (after offsetting financing sources, net)	**(41)**	123	(12)	**82**	(84)

Equity-Basis Investees

The Bank has holdings in equity-basis investee companies, primarily Delek Real Estate, Poalim I.B.I., Automatic Bank Services Ltd. ("ABS"), and Bank Clearing Center Ltd. ("BCC").

The Bank Group's investment in equity-basis investee companies totaled NIS 151 million on June 30, 2009, compared with NIS 480 million on December 31, 2008.The decrease resulted from the reclassification of the Bank's holdings in shares and notes of Clal Insurance Enterprises Holdings Ltd., as of 2009, from the investments in equity-basis investees item to the investment in securities in the available-for-sale portfolio item.This investment amounted to NIS 371 million at the end of 2008.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") - A company engaged in three main areas of activity: yield-generating real estate abroad; construction of residential projects in Israel; and yield-generating real-estate in Israel. The contribution of Delek Real Estate to the Bank's operating results in the first half of 2009 amounted to NIS 3 million, compared with a negative contribution of NIS 2 million in the same period last year.The Bank holds 9.7% of the share capital of Delek Real Estate as at June 30, 2009. In June 2009, the Bank exercised its right, under rights issued to all shareholders, and increased its investment in the company by NIS 12 million.

The Bank's investment in the company as at June 30, 2009 totaled NIS 44 million.The market value of the investment at that date totaled NIS 88 million.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank was prohibited from managing provident funds ("provident funds") and joint investment trust funds ("mutual funds"), and was required to sell its full holdings in such funds within timeframes stipulated in the legislation. In addition, as a condition for receiving a pension-advising license, the Bank was required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. ("Clal Holdings") to 10% or less of any type of means of control, because that company controls an insurer.

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") granted the Bank a pension advisor's license. The license was granted after all of the prerequisite conditions for the receipt of a pension advisor's license by the Bank were fulfilled, pursuant to the provisions of the Supervision of Financial Services Law (Engaging in Pension Advising and Pension Marketing), 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform), as the Bank had completed the sale of all of its holdings in mutual funds and provident funds. In addition, the Bank had reduced its holdings in Clal Holdings and in all means of control therein to the permitted rate. For details regarding the pension advisor's license, see the "Pension Advising" section below.

The Capital Market

The Bank Group's capital-market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; safekeeping services in securities; research and consulting services for customers on the capital market; provision of services to financial-asset managers; management of investment portfolios; and underwriting and issue management.

Some of the aforesaid financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field. Among other things, the Bank operates through subsidiaries that manage investment portfolios in securities and financial assets for private customers, corporations, non-profit associations, and institutions, and also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing-house members.

Distribution of Mutual Funds

The Bank has reached agreements with the decisive majority of mutual-fund managers in Israel with regard to the distribution of mutual-fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations.

For details regarding the volume of the mutual funds distributed by the Bank Group, see the section "Composition and Development of the Bank Group's Assets and Liabilities - Customer Assets" above.

Distribution of Study Funds, Provident Funds, and Pension Funds

The Bank is entitled to collect distribution fees for the distribution of study funds, provident funds, and pension funds, as stipulated in the regulations. The Bank has entered into agreements with management companies with regard to the distribution of study funds, provident funds, and pension funds to its customers.

Poalim Sahar Ltd.

The company, a wholly-owned subsidiary of the Bank, is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and operational services.

Peilim Portfolio Management Company Ltd. (hereinafter: "Peilim")

Peilim, a wholly-owned subsidiary of the Bank, manages investments for private customers, business organizations, non-profit entities, and others. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.
As at June 30, 2009, the company manages portfolios at a monetary value of NIS 6.9 billion, compared with NIS 6.3 billion at the end of 2008.

Provident Funds, Study Funds, Severance-Pay Funds, and Paid Sick-Leave Funds

Under the Law for Increasing Competition, the Bank is prohibited from managing provident funds or owning holdings in management companies of provident funds. The Bank is permitted to provide operational services to provident-fund management companies, and to engage in advising and distribution for pension products, subject to its pension advisor's license and the provisions of the law. The Bank has entered into agreements with management companies of provident funds for the provision of operational services by the Bank to the provident funds. The Bank has also entered into agreements for the distribution of pension products. Long-term agreements for the provision of operational services and distribution agreements have been signed with the provident-fund management companies that acquired the provident funds formerly owned by the Bank, among others.
For details regarding the balances of the provident funds operated by the Bank Group, see the section "Composition and Development of the Bank Group's Assets and Liabilities - Customer Assets" above.

Pension Advising

On January 28, 2009, the Supervisor of the Capital Market, Insurance, and Savings granted the Bank a pension advisor's license, under the following limiting conditions (the "Limiting Conditions"):

1. The Bank will be permitted to provide pension advice with regard to provident funds, pension funds, and study funds, to self-employed customers only; and in peripheral communities, as defined by law, also to those who are not self-employed.
2. As of April 1, 2009, the Bank is permitted to provide pension advice with regard to insurance products, to self-employed customers only; and in peripheral communities, also to customers who are not self-employed, starting on the inception date of the license.
3. As of August 1, 2010, the Bank will be permitted to provide pension advice with regard to all pension products included in the definition of "pension product type" in the law, also to those who are not self-employed, and also in communities not listed in the addendum to the law.

On March 29, 2009, the Supervisor notified the Bank that the Limiting Conditions in the pension advisor's license granted to the Bank had been lifted.
Having received the pension-advising license, the Bank is permitted to engage in pension advising, in accordance with the stipulations of the Legal Arrangement and of the permits and directives derived from it. The Bank subsequently began to provide pension-advising services to its customers, at Bank branches. In the first stage, this service is provided only at certain branches. The number and geographical distribution of the branches offering pension-advising services through trained pension advisors is planned to expand gradually.

Note that with regard to the distribution of insurance products, up to the date of publication of the financial statements, the regulations determining the rates of distribution fees to be received by banks for the distribution of insurance products had not yet been enacted, despite the existence of draft directives published in August 2008. Consequently, distribution agreements have not been signed and arrangements have not been established with regard to the transfer of information and services required in order to provide pension advice on insurance products, among other matters. All of the above may cause a delay of banks' readiness and ability to provide pension advice with regard to insurance products. The Supervisor has been contacted through the Association of Banks to present the difficulties and problems involved in providing advice on insurance products, and the crucial need to arrange binding interfaces for the transfer of essential information, codification of products, and more.

Services for Financial Asset Managers

The Financial Asset Manager Services Division within the Client Asset Management Area coordinates activities related to the provision of various services to financial-asset managers: provident-fund managers, mutual-fund managers, and investment-portfolio managers.

The division collects under one roof the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above and in the provision of banking services to entities that manage these assets: provident-fund management companies, mutual-fund management companies, and investment-portfolio managers. Services include asset revaluation, production of control reports, production of reports to government agencies, management of the fund's books, management of accounts and rights of provident-fund members, calculation of daily and monthly returns of provident funds, and calculation of daily rates in mutual funds.

The Bank has signed agreements for the provision of operational services in the area of provident funds to provident-fund management companies, some incidental to the sale of provident funds formerly owned by the Bank. In the area of mutual funds, service agreements have been signed with mutual-fund management companies.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive by circular according to which a pension advisor providing operational services to a provident fund shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident funds receiving said services from the pension advisor. As the Bank holds a pension advisor's license, this directive limits the rate of operational fees collected from provident-fund management companies.

At the end of June 2009, the volume of assets of provident and pension funds for which the Bank provides operational services totaled NIS 75.1 billion.

In addition, the division provides supplementary account-management services to mutual funds. The value of these funds' assets at the end of June 2009 totaled NIS 11.3 billion.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 1.75% at the beginning of 2009, was gradually lowered to 0.5% by the end of March 2009, remaining at that level in August.

During the first half of 2009, the Bank of Israel reduced issues of short-term notes (Makams) at a net volume of 8 billion, and purchased foreign currency at a daily volume of USD 100 million. In addition, in March 2009, the Bank of Israel began to intervene in the local bond market through daily purchases at a volume of NIS 200 million. As a result of these measures, in early 2009 the banking system moved into a liquidity surplus, which reached NIS 72 billion at the beginning of July 2009. At the end of July 2009, the Bank of Israel announced that it would stop purchasing government bonds on the market as of August 5, 2009.

Unlinked shekel resources raised from the Bank's customers totaled NIS 122.8 billion at the end of the second quarter of 2009, an increase of NIS 2.4 billion compared with the end of 2008.

Unlinked demand deposits (current-account deposits and daily-interest deposits) with the Bank reached NIS 44.9 billion at the end of the second quarter of 2009, compared with NIS 33.8 billion at the end of 2008.

Other unlinked deposits decreased to NIS 77.9 billion at the end of the second quarter of 2009, compared with NIS 86.6 billion at the end of 2008.

CPI-linked resources accrued in saving plans and deposits with the Bank decreased, totaling NIS 26.9 billion at the end of the second quarter of 2009, compared with NIS 27.2 billion at the end of 2008.

Foreign-currency-linked resources, which mainly derive from foreign-currency-linked deposits, totaled NIS 0.5 billion at the end of the second quarter of 2009, compared with NIS 0.7 billion at the end of 2008.

Foreign-currency resources raised by the Bank from customers in Israel and abroad decreased during the first half of 2009, and totaled USD 19.4 billion at the end of the second quarter, compared with USD 21.0 billion at the end of 2008.

The inflow of cash to the markets from central banks continued, as part of the plans to improve the asset portfolios of financial institutions.

The level of liquidity surpluses in foreign currency remained high, and the proactive increase of current liquidity balances in response to these events continued during the quarter, allowing liquidity needs to be met. For reasons of caution, a large part of the liquidity balances is still deposited with central banks, at low returns.

The Bank monitors its overall liquidity position daily, as well as its liquidity position in shekels and in foreign currency separately. In addition to the monitoring of its current liquidity position, the Bank estimates liquidity risk in shekels and in foreign currency separately, using an internal model. The risk estimate is performed under various assumptions referring to different market conditions for the Israeli banking system and for the Bank. In addition, the Bank examines liquidity needs in reference to changes and developments in its business plan within a one-year range. A plan was formulated during 2008 and approved in early 2009 to address liquidity crises at various levels. The plan includes a system to monitor indices that may point to a crisis situation, as well as necessary measures upon the materialization of predefined scenarios.

Risk Management

The Bank's activity is accompanied by financial risks: credit risks, which represent the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to changes in rates in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. These risks are managed by designated members of the Board of Management and under their responsibility. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risks is Mr. Z. Kenan. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan.

Other non-financial risks are mainly legal risk and operational risks. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur. Operational risk, excluding legal risk, is managed by each member of the Board of Management in the area of activity for which he or she is responsible.

Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk commencing with the Annual Report for 2009.

Other risks to which the Bank is exposed are handled directly as part of the management of its business: reputation risk, competitive risk, regulatory and legislative risk, economic risk, and political/security-related risk.

The Supervisor of Banks has set forth guidelines concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of risk management by the board of directors of the banking corporation, the management of risks by a risk manager who is a member of the board of management, the employment of tools for the assessment and measurement of risks, and the creation of means for supervision and control, including the existence of an independent risk-control function.

The member of the Board of Management responsible for the Risk Management Area is Mr. D. Koller. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk-management culture within the Bank Group while formulating a risk-management policy compatible with the Group's goals and with the guidelines of Basel II and of the Supervisor of Banks.

A Board of Directors' Committee on Risk Management and Basel II Implementation is in operation at the Bank. The committee's mission is to formulate the Bank's risk-management policy, including establishing risk limits in the various areas of activity, examining the Bank's risk profile, monitoring the implementation of the established risk-management policy, and examining the processes and actions to be implemented by the Bank in order to comply with all regulatory directives concerning risk management.

Risk management is performed based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management, headed by the CEO of the Bank, is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks, with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation. Risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors and presented to the Board of Directors of the Bank. Risk control and the assessment of financial risks and operational risks are performed based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the unique characteristics of the activity of each subsidiary.

The approach taken with regard to control of all financial risks and operational risks involves identification, assessment of the various risks, and control of compliance with the limits stipulated in the various regulations, at three levels of control: the first level is comprised of those responsible for risk taking and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; and the third level is the external control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.

The Board of Directors' Committee on Risk Management and Basel II Implementation and the plenum of the Board of Directors receive reports on risks and on the execution of approved policy at least once each quarter.

Preparation for the Implementation of Basel II

The Basel II Accord is a set of guidelines and basic procedures published during 2004-2006 by the Basel Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to define capital-adequacy requirements, with reference to the risk appetite and actual risk level of corporations; to establish a comprehensive system of rational treatment of risk identification, assessment, management, and control; and to expand reporting to the public on this subject.

The Basel II directives consist of three pillars:

- Pillar I - Includes the manner of calculation of the supervisory minimum capital requirement in respect of credit risks, operational risk, and market risk.
- Pillar II - Establishes rules for the conduction of an internal process at banks (the Internal Capital Adequacy Assessment Process, or ICAAP) to assess the capital required in respect of risks in aggregate (including those not covered by Pillar I, such as credit concentration, interest-rate risk in the banking portfolio, liquidity risks, clearing risks, and strategic risks), as well as a review process to be performed by the Supervisor of Banks.
- Pillar III - Market discipline; establishes the type and extent of information to be presented in reporting to the public regarding the risks to which banks are exposed. The disclosure should include both quantitative and qualitative information, in order to enable the market to estimate the extent of the bank's exposure to risk factors.

According to the directives of the Supervisor of Banks, all Israeli banking corporations are required to implement the Basel II recommendations, including all three pillars, for the first time at the end of 2009.

The Bank has been taking action towards implementation of the Basel II recommendations for several years within the framework of its multi-year work plans. The Risk Management Area is responsible for coordinating the implementation of the Basel II guidelines and the directives of the Supervisor of Banks in Israel on this matter in the Bank Group. As part of the Bank's preparation for the implementation of the directives, the Basel II Administration has been established within the Risk Management Area. Several projects are underway within the Basel II Plan, aimed at complying with the Basel II guidelines at the Bank Group level starting in 2009. During the third quarter of 2008, a system was selected for computation of risk-adjusted assets according to standard and advanced approaches. The system will serve all offices of the Bank. Implementation of the system acquired began in the fourth quarter of 2008. In accordance with the temporary order issued by the Supervisor of Banks, an initial calculation of the supervisory capital requirement as of December 31, 2008 was submitted for the first time at the end of April 2009. A similar calculation will be submitted to the Supervisor of Banks each quarter during 2009, until the publication of the annual financial statements for 2009, in which a disclosure regarding the capital requirement will be provided, pursuant to the Basel II directives. The Bank submitted a first draft of the ICAAP document to the Supervisor of Banks at the end of June 2009. The final document will be submitted to the Supervisor of Banks in the first half of 2010.

The Board of Management of the Bank views the implementation of the international standard described above as an important strategic goal for the coming years, and is formulating its policy for this implementation with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the risk and business potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes credit policy, which is routinely examined and updated according to the changes in the financial markets and in the economy. This policy includes various restrictions of the credit portfolio, which include exposure limits by economic sector, country, and financial institution, as a function of the risk level estimated by the Bank. Limits are also imposed on the maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the customer's risk level; and limits on maximum exposure to a group of borrowers. Procedures are in place for the monitoring and control of compliance with such limits, and any exception from these limits is reported to the Board of Directors, which decides on the way of handling the exception.

The global financial crisis, the slowdown in economic activity in Israel, and the slide of many of the world's economies into recession have damaged borrowers' repayment capability and caused a decrease in the value of collateral. This damage is apparent, among other areas, among borrowers in the construction and real estate, financial, commercial, and industrial sectors. Furthermore, the stagnation of non-bank credit has had an adverse effect on borrowers' financing sources. These developments increase the risk in the credit portfolio. Accordingly, the Bank has updated its credit policies over the last year, including tightened control of the credit portfolio and of sectors that may be significantly affected by these changes.

The credit-management system relies on the delegation of credit authority at different levels of the Bank, as established and approved by the Board of Directors, and on credit procedures that define the credit authorization process and the control process. Credit authorizations at the various levels were updated during 2008.

Within the framework of collateral policy, principles and rules have been set forth to determine the value of collateral with respect to its type and the type of credit that it secures, while variables are taken into account, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, volatility in the value of the collateral, etc. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral-management system is operational with respect to most types of collateral.

Collateral received by the Bank to secure credit includes financial assets, real-estate assets, and other assets. Against credit granted to companies, the Bank also receives collateral in the form of general floating liens on the companies' assets. According to the directives of the Supervisor of Banks, collateral, as defined in Proper Conduct of Banking Business 311, may be deducted from risk-adjusted assets for the purpose of calculating the capital-adequacy ratio.

In the area of financing of Bank customers' transactions involving derivative financial instruments, the Bank has developed computerized models for measuring and controlling the level of counterparty risk at the transaction level and the customer level. These models allow the Bank to regularly monitor customers' financial situation. In this activity, credit risk at a particular date is defined as the total of the value of the present position (MTM) plus potential risk of future losses arising from volatility of the underlying assets in the position of the counterparty, taking into account offsets and correlation between the transactions; this represents the Bank's loss in the event of default by the client. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Rules have also been defined for the closing of exposures in respect to transactions and to customers. Limits on exposure to counterparties are set by the appropriate credit authorities at the Bank.

The Bank regularly invests resources in training employees responsible for making credit decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them. As part of this process, credit-decision support systems and a borrower grading procedure have been activated. Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has established procedures for the identification and handling of borrowers who, according to the Bank's evaluation, may not meet their obligations to the Bank. These borrowers are supervised and monitored more closely, and the Bank endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them. In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Credit-risk management policy at the Bank's offices and branches abroad is based on similar principles to those of credit-risk management policy in Israel, adapted to regulatory requirements in each country. Credit-risk policy at the Bank's overseas offices is approved by the local board of directors, following consultation with credit-risk management officials at the Bank, and is presented to the Board of Directors of the Bank.

Credit Exposure to Foreign Financial Institutions

In the course of its routine business operations, the Bank Group is exposed to risk arising from credit exposures to foreign financial institutions. This risk is evident in a variety of activities with financial institutions, such as transactions carried out at the Bank's dealing rooms (deposits, foreign-currency balances, and derivatives), financing of the various types of foreign trade, capital-market activity, and account management. The foreign financial institutions include banks, investment banks, insurance companies, broker-dealers, and institutional entities, mainly pension funds.

The exposure to foreign financial institutions is influenced both by the specific condition of each institution and by the risk level of the countries in which it operates, and may be affected by events in foreign countries that can cause a decrease in the value of the Bank's assets or impair the foreign institutions' ability to meet their obligations, including obligations to the Bank Group. Such events many include financial or economic crises, the effects of changes in political conditions in various countries, social instability, and more. It should be emphasized that the majority of the Bank Group's credit exposures to foreign financial institutions are to banks, and most of these exposures are to the banking system in Western Europe and North America; exposure to other financial institutions is relatively low.

Developments at financial institutions and in countries to which the Bank is exposed are monitored routinely, and more intensively since the outbreak of the crisis in late 2007, through means including the use of reviews and updates by the international rating agencies Fitch, Moody's, and S&P.

Since the beginning of 2008, the Board of Management and the Board of Directors have regularly discussed the portfolio of credit to foreign financial institutions. In these discussions, decisions were made with regard to operational measures, as detailed below, which led to a substantial reduction of this credit portfolio during 2008.

These measures included reducing the list of foreign banks to which the Bank is exposed, focusing on leading Western banks, usually with high external ratings by the international rating agencies; decreasing the volume of exposure to these banks; and shortening the term of the exposures. In addition, the Bank acted to minimize risk by channeling activity in derivative financial instruments to institutions with which Credit Support Annex (CSA) agreements (offsetting agreements that minimize the credit risks in this activity) have been signed. Clearing risks were also neutralized by conducting currency clearing activity through the international clearing house known as CLS (Continuous Linked Settlement).

As of October 2008, due to the escalation of the financial crisis, governments in the U.S., Western Europe, and other countries have taken unprecedented steps to stabilize the financial sector and to restore depositors' and investors' confidence. These measures include the injection of capital into financial institutions, injection of liquidity into the markets, provision of guarantees to secure the repayment of debts of banks, purchases of problematic assets, and increased insurance amounts for deposits from the public.

The following table details the Bank Group's exposure to foreign financial institutions as at June 30, 2009[1]:

External credit rating[5]	Balance-sheet credit risk[2]	Off-balance-sheet credit risk[3]	Total credit risk
	NIS millions		
AAA to AA-	**4,554**	**1,840**	**6,394**
A+ to A-	**7,094**	**908**	**8,002**
BBB+ to BBB-	**575**	**548**	**1,123**
BB+ to B-*	**415**	**48**	**463**
Lower than B-	**46**	**-**	**46**
Unrated**	**267**	**218**	**485**
Total credit exposures to foreign financial institutions	**12,951**	**3,562**	**16,513**
Balance of problematic debts[4]	**165**	**-**	**165**

Details of expenses charged to the statement of profit and loss in the first half of 2009 in respect of exposure to foreign financial institutions:

Bonds of foreign financial institutions	**4**
Deposits with foreign banks	**24**
Total	**28**

* Credit granted to the group of institutions rated BB+ to B- mainly consists of participations in syndications organized by top-tier international banks to raise resources, usually for the short term, for leading banks in emerging markets; and support for foreign-trade transactions of the Bank's customers in these markets.

** Mainly includes clearing houses overseas and a credit line to an agency sponsored by the U.S. government, which constitute 44% of the balance (Dec. 31, 2008: 55%).The remaining amount is distributed among a long list of banks and financial institutions.

(1) Foreign financial institutions include banks, investment banks, broker-dealers, insurance companies, institutional entities, and entities controlled by such entities.

(2) Deposits with banks, credit to the public, investments in bonds, securities borrowed or bought in resale agreements, and other assets in respect of derivative instruments.

(3) Mainly guarantees and commitments to grant credit.

(4) Balances of problematic debts, less debts covered by collateral permitted for deduction for the purpose of the limit on indebtedness of borrowers and groups of borrowers, including off-balance-sheet risk-adjusted assets.

(5) According to the lowest of the credit ratings assigned by any of the major rating agencies: S&P, Moody's, and Fitch. Ratings are current as of August 5, 2009 (Dec. 31, 2008: as of March 1, 2009).

Notes:

(A) Credit risk and balances of problematic debt are presented after deduction of specific provisions for doubtful debts.

(B) Credit exposures do not include exposures to financial institutions with full, explicit government guarantees, and do not include investments in asset-backed securities (see details in Note 2 to the Condensed Financial Statements).

(C) For further information regarding the composition of credit exposures included in the disclosure above in respect of derivative instruments with banks and broker-dealers, see Note 6C to the Condensed Financial Statements.

The following table details the Bank Group's exposure to foreign financial institutions as at December 31, 2008[1]:

	Balance-sheet credit risk[2]	Off-balance-sheet credit risk[3]	Total credit risk
External credit rating[5]	NIS millions		
AAA to AA-	8,610	1,899	10,509
A+ to A-	8,463	928	9,391
BBB+ to BBB-	847	520	1,367
BB+ to B-*	778	15	793
Lower than B-	49	-	49
Unrated**	310	300	610
Total credit exposures to foreign financial institutions	19,057	3,662	22,719
Balance of problematic debts[4]	90	-	90

Details of expenses charged to the statement of profit and loss in 2008 in respect of exposure to foreign financial institutions:

Bonds of foreign financial institutions	216
CDS credit derivatives	260
Total	476

* Credit granted to the group of institutions rated BB+ to B- mainly consists of participations in syndications organized by top-tier international banks to raise resources, usually for the short term, for leading banks in emerging markets; and support for foreign-trade transactions of the Bank's customers in these markets.

** Mainly includes clearing houses overseas and a credit line to an agency sponsored by the U.S. government, which constitute 44% of the balance (Dec. 31, 2008: 55%). The remaining amount is distributed among a long list of banks and financial institutions.

(1) Foreign financial institutions include banks, investment banks, broker-dealers, insurance companies, institutional entities, and entities controlled by such entities.

(2) Deposits with banks, credit to the public, investments in bonds, securities borrowed or bought in resale agreements, and other assets in respect of derivative instruments.

(3) Mainly guarantees and commitments to grant credit.

(4) Balances of problematic debts, less debts covered by collateral permitted for deduction for the purpose of the limit on indebtedness of borrowers and groups of borrowers, including off-balance-sheet risk-adjusted assets.

(5) According to the lowest of the credit ratings assigned by any of the major rating agencies: S&P, Moody's, and Fitch. Ratings are current as of August 5, 2009 (Dec. 31, 2008: as of March 1, 2009).

Notes:

(A) Credit risk and balances of problematic debt are presented after deduction of specific provisions for doubtful debts.

(B) Credit exposures do not include exposures to financial institutions with full, explicit government guarantees, and do not include investments in asset-backed securities (see details in the note on securities).

(C) For further information regarding the composition of credit exposures included in the disclosure above in respect of derivative instruments with banks and broker-dealers, see Note 6C to the Condensed Financial Statements.

The overall exposure totaled approximately NIS 16.5 billion, compared with approximately NIS 22.7 billion at the end of 2008. The decrease resulted mainly from a reduction of the exposure, in the area of activity of derivatives and bonds.

Approximately 87% of the exposure to foreign financial institutions is to financial institutions rated A- or higher. The Bank Group's exposure to foreign financial institutions is distributed as follows: 74% in banks, 12% in investment houses that have become banking holding companies or have been bought by banking groups, 8% in pension funds, 4% in other financial institutions, and 2% in insurance companies. Most of the Bank Group's exposure is to foreign financial institutions operating in the U.S. (40%) and in countries in Western and Southern Europe (41%).

Credit Exposure in Respect of Derivative Financial Instruments

The Bank executes transactions in derivative financial instruments as part of the management of its routine operations (non-trade), to achieve objectives and meet limits approved by the Board of Directors (linkage base, currency, and interest rate exposures), and in response to customers' needs in the area of trading, while undertaking limited, controlled risk in accordance with authorizations. Authorizations for this activity and risk are measured, as relevant, in terms of sensitivity to risk factors (e.g. Vega), theoretical loss in scenarios including extreme scenarios, VAR, or nominal amounts. In certain cases, procedures also dictate the restriction of loss through stop-loss orders.

This activity is routinely administered and measured using specialized automated systems commonly used in the international markets for these purposes, such as Opics, Summit, and Derivatech, as well as automated systems developed by the Bank.

- Credit risk - The maximum amount of loss to the Bank in the event that the counterparty fails to comply with the terms of the contract.
- Market risk - Risk arising from fluctuations in the value of the derivative financial instrument as a result of changes in market prices, such as exchange rates, interest rates, inflation, etc.
- Illiquidity - Risk arising from an inability to close an exposure rapidly through settlement in cash or through the creation of an opposite exposure.
- Operational risk - Risk arising from errors in the operation of the transactions, from formation to the completion of account settlement, due to human errors or mechanical malfunctions or as a result of the realization of another operational risk.

The following table details credit exposures in respect of the positive fair value of derivative financial instruments, by counterparty to the contract, in NIS millions:

	Credit rating			
	AAA to AA-	A+ to A-	BBB+	Total
Banks outside Israel:				
France	199	228	-	427
Germany	-	481	-	481
England	277	332	17	626
Euro zone - other	14	72	-	86
Switzerland	30	232	-	262
US[1]	749	251	20	1020
Other	51	-	-	51
Total banks outside Israel	1,320	1,596	37	2,953
Banks in Israel:				298
Corporate and other clients by economic sector:				
Financial services[2]				451
Brokers/dealers				442
Stock exchanges				409
Electricity and water				89
Construction and real estate				93
Other				857
Total				5,592

(1) Of which, a total of approximately NIS 742 million to a major US Bank which has signed an ISDA Master Agreement with the Bank. Under this agreement, events of noncompliance of one of the parties with its obligations under the agreement, the issuance of a liquidation order against a party to the agreement, or the appointment of a receiver or special manager for a party to the agreement (the "Termination Causes") constitute cause for the other party to announce the immediate termination of all transactions. At the early termination of the transactions, the value of obligations or rights of one party towards the other party shall be equivalent to its obligations or rights, less the obligations or rights of the other party towards it; the Bank is therefore entitled to refer to the net balance of the liabilities against the assets. Thus, the net exposure in respect of this bank is NIS 139 million. In addition, daily offsets of net profit/loss are performed with this bank in respect of open transactions between the parties (deducting USD 5 million).

(2) Approximately 50% of the gross credit exposure (excluding banks, broker/dealers, and stock exchanges) is in respect of two customers in Israel: In respect of one customer in the amount of NIS 575 million; and in respect of the other customer in the amount of NIS 170 million.
The "general terms for execution of transactions in derivatives" signed separately by each of the customers stipulates provisions for the early termination of all of the transactions in derivatives. Under the aforesaid terms, noncompliance of one of the parties with its obligations under the agreement, the issuance of a liquidation order against a party to the agreement, or the appointment of a receiver or special manager for a party to the agreement (the "Termination Causes") constitute cause for the other party to announce the immediate termination of all transactions. At the early termination of the transactions, the value of obligations or rights of one party towards the other party shall be equivalent to its obligations or rights, less the obligations or rights of the other party towards it. In addition, each of the customers separately signed further obligations, according to which the breach of one or more of the obligations of the customer towards the Bank, at the occurrence of one of the Termination Causes, among other things, constitutes cause for the immediate termination of all or part of the transactions, at the discretion of the Bank, and the Bank has the right to fully offset debit balances against credit balances. In addition, each of the customers separately signed a lien document in favor of the Bank in respect of the funds deposited in certain accounts of the customers, to guarantee their obligations to the Bank with respect to these transactions.
Therefore, the Bank is entitled, both based on the offsetting rights which it has been granted and based on the liens recorded in its favor, to refer to the net balance of the liabilities against the assets. The net exposure in respect of these two customers, deducting the amounts that may be offset, as noted above, in the amount of NIS 553 million, is NIS 192 million. The net exposure is approximately NIS 84 million for one customer and approximately NIS 108 million for the other customer.

For the distribution of the fair value of derivatives by underlying asset, see Note 6(C)B to the Condensed Financial Statements.

Exposure to Foreign Countries

The risk of exposure to foreign countries is the risk that an economic, political, or other event in a foreign country may impair the value of assets of the Bank Group or negatively affect the ability of debtors in that country to meet their obligations to the Bank.

The risk of exposure to foreign countries includes cross-border balance-sheet exposure (total balance-sheet exposure of the Bank in Israel to residents of foreign countries, plus total balance-sheet exposures of the Bank's overseas offices to non-residents of the country in which the office is located) as well as balance-sheet exposure of the Bank's overseas offices to local residents in those countries.

Cross-border balance-sheet exposure risk is the risk that actions taken by foreign governments may prevent the possibility of converting currency and/or transferring currency outside of the country's borders, thereby affecting the ability of companies and customers to execute cross-border transactions.

The risk of exposure to foreign countries is managed at the Bank by individually examining the risks arising from the various countries, taking into consideration the countries' ratings; performing sensitivity analyses with regard to the exposure to each country; and examining the volume of exposures of the Bank's branches abroad.

Appendix 4 to the Board of Management's Review details the total balance-sheet exposure by country risk, and divided into sectors (governments, banks, and others). The total aforesaid exposure includes balance-sheet exposures in respect of balance-sheet debt balances, net of local liabilities, securities, and other investments attributed to countries other than Israel. The balance-sheet exposure was adjusted based on the final risk, taking into account credit reinforcements, which include guarantees, tangible and liquid collateral, insurance contracts, participations in risk, and credit derivatives.

Balance-sheet exposure to foreign countries as at June 30, 2009 amounted to NIS 46,043 million. The majority of the total exposure arises from the United States, England and Switzerland.

Total principal exposures to foreign countries as at June 30, 2009:

Country	Total balance-sheet exposure(1)	Total off-balance-sheet exposure	Total exposure	Percentage of total balance-sheet exposure
United States	**20,070**	**13,864**	**33,934**	**44%**
England	**3,562**	**7,144**	**10,706**	**8%**
Switzerland	**5,241**	**1,857**	**7,098**	**11%**
France	**1,199**	**2,802**	**4,001**	**3%**
Germany	**1,927**	**1,978**	**3,905**	**4%**
Other developed countries(2)	**9,291**	**2,839**	**12,130**	**20%**
Turkey	**3,658**	**1,116**	**4,774**	**8%**
Other less developed countries (LDCs)(3)	**1,095**	**263**	**1,358**	**2%**
Total	**46,043**	**31,863**	**77,906**	**100%**

(1) After deducting liabilities of the Bank's overseas offices to local residents.
(2) Principal exposures arise from Canada, Luxembourg, and the Netherlands.
(3) Other less developed countries (LDCs) - Principal exposures arise from Kazakhstan and Russia.

Total principal exposures to foreign countries as at December 31, 2008:

Country	Total balance-sheet exposure[1]	Total off-balance-sheet exposure	Total exposure	Percentage of total balance-sheet exposure
United States	12,249	15,846	28,095	30%
England*	3,835	8,635	12,470	9%
Switzerland	4,581	1,861	6,442	11%
Germany*	3,098	2,945	6,043	8%
France	2,041	1,754	3,795	5%
Other developed countries*[2]	9,480	4,709	14,189	23%
Turkey*	3,998	1,345	5,343	10%
Other less developed countries (LDCs)*[3]	1,540	261	1,801	4%
Total*	40,822	37,356	78,178	100%

* Reclassified.
(1) After deducting liabilities of the Bank's overseas offices to local residents.
(2) Principal exposures arise from Canada, Luxembourg, and the Netherlands.
(3) Other less developed countries (LDCs) - Principal exposures arise from Kazakhstan and Russia.

The increase in the balance-sheet exposure to the United States mainly resulted from deposits with the central bank.

The Credit Risk Management Unit

The Unit reports to the Head of Risk Management. The Unit's role is to formulate credit-risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for the measurement of credit-risk rating and pricing at the level of individual borrowers and at the portfolio level; developing credit-risk identification, control, and management methodologies; and advancing preparations in the area of credit risk in anticipation of the implementation of Basel II regulations.
Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit risk ratings to these borrowers.

Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, among other things, on U.S. accounting standards and the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial departure from the current directives. For further details, see Note 1C(3) to the Condensed Financial Statements.

Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolios) are performed under the responsibility and direction of the Global Treasurer. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to Head of Risk Management. Within the unit, market and liquidity risk assessment and control are performed by the Market and Liquidity Risk Management Department, independently and in addition to the monitoring and analysis performed as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are performed by local units, with full coordination and routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for correctness, completeness, and congruence among the different databases in the various reporting systems, and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and fixed in regulations, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the principal risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by the Global Asset and Liability Management Committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer. Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the committee of the Board of Directors, or the plenum of the Board of Directors, as relevant. Market-risk management policy is aimed at increasing expected returns on an economic basis, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant. The Board of Directors and its committees receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.

Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors. Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary. Subsidiaries' exposures to market and liquidity risks are examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.

Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest-rate exposure"), exchange rates, and inflation ("currency exposure" or "linkage-base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market-risk exposure management at the Bank differentiates between exposures that arise in the course of the Bank's routine asset and liability management (ALM - banking book, "non-trade") and trading exposures ("trade"). A detailed description of the management of market risks in ALM and trade activity appears in the Financial Statements as at December 31, 2008.

Liquidity Risk

Liquidity and liquidity risk are managed separately at each banking subsidiary within the Bank Group, based on policy established by the board of directors of each company. Liquidity risk is assessed and controlled based on a uniform methodology at the Group level, guided by the Risk Management Area, taking into account the volume of capital and specific nature of activity at each banking subsidiary.

Liquidity risk at the Bank, in foreign currency and in shekels, is managed and controlled routinely with the aim of ensuring the Bank's ability to cope competitively even in exceptional supply and demand situations in the financial markets. Routine liquidity risk management is under the responsibility of the ALM Division, and is performed through shekel and foreign-currency liquidity units.

In accordance with the Proper Conduct of Banking Business Directive concerning liquidity management, the Bank operates an internal model for the assessment of liquidity risk, as detailed in the Financial Statements as at December 31, 2008.

In early 2009, scenarios were set up to examine the effect of changes in the pace of execution of the business plan on liquidity needs in a one-year range.

A plan was formulated during 2008 and approved in early 2009 to address the liquidity crisis on various levels. The plan includes a system for monitoring measures that may indicate a crisis situation, and the steps necessary upon materialization of defined scenarios. These steps include committee meetings, a reporting system, and a series of actions to cope with a possible crisis.

A daily liquidity risk report is generated by the ALM system, a comprehensive system for asset and liability management.

Risk Assessment and Control

Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.

The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group.

The Bank's risk level is measured and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is calculated using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank and approved by the Board of Directors. Risk assessments as well as limit control of trading positions are performed at least once daily.

Market Risk Assessment Methodology

The estimate of the risk in trading activity is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the risk-level outcomes of two commonly accepted risk-assessment methods (historical simulation and Monte Carlo simulation) is taken into account. This methodology is compatible with the relevant recommendations of the Basel Committee following the crisis in U.S. markets. The estimate provides a relatively prompt alert of the market-risk level during periods of rising volatility. A full revaluation of the trading portfolio is performed every business day, under various scenarios, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basel Committee, in order to examine the validity of the risk-assessment model. The results of these tests are reported annually to the Board of Management and to the Board of Directors. For an extensive description of this methodology, see this section in the Financial Statements as at December 31, 2008.

Overall Activity of the Bank

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI (Theoretical change in economic value as a result of each scenario)

	June 30, 2009	Maximum in 1H 2009	Minimum in 1H 2009
Scenario		NIS millions	
1% Change in CPI	**(14.3) increase in CPI**	(22.1)	(11.6)

The Bank operates in currency markets through spot and forward transactions, as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is relatively low.

Set out below are the main sensitivities to currency exchange rates as at June 30, 2009:

Sensitivity of the Bank's capital to changes in main currency exchange rates (Theoretical change in economic value as a result of each scenario; an appreciation scenario indicates strengthening of the currency in question against all of the other currencies)

	10% appreciation	5% appreciation	5% depreciation	10% depreciation
Currency		NIS millions		
USD	(32.5)	(18.2)	16.1	26.1
EUR	56.4	23.3	(22.7)	(33.3)
CHF	16.5	10.1	(13.1)	(20.3)
JPY	(0.9)	(4.0)	7.4	19.8
TRY	20.8	10.4	(10.4)	(20.8)
GBP	20.6	6.0	(2.5)	(6.9)

Limits are imposed on the sensitivity of the capital of the Bank (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel, CPI-linked, and dollar interest-rate curves.

Main data for the reporting period are set out below:

Sensitivity of the Bank's capital to parallel shifts in interest-rate curves (Theoretical change in economic value as a result of each scenario)

	June 30, 2009			Maximum in 1H 2009		Minimum in 1H 2009	
	1% increase	1% decrease	0.1% increase	1% increase	1% decrease	1% increase	1% decrease
Scenario	NIS millions						
Shift in CPI-linked interest rate:							
Bank	**420.7**	**(460.4)**	**43.8**	420.7	(219.1)	191.4	(460.4)
Banking book	**418.5**	**(458.1)**	**43.6**	418.5	(220.1)	192.3	(458.1)
Trading book	**2.2**	**(2.4)**	**0.2**	3.4	1.1	(1.0)	(3.5)
Shift in unlinked interest rate:							
Bank	**218.4**	**(231.0)**	**22.4**	307.0	(231.0)	218.4	(331.0)
Banking book	**230.5**	**(243.1)**	**23.6**	339.5	(243.1)	230.5	(364.9)
Trading book	**(12.2)**	**12.1**	**(1.2)**	(12.2)	50.2	(47.9)	12.1
Shift in foreign-currency nterest rates:							
Bank	**(5.5)**	**7.8**	**(0.6)**	50.7	12.4	(10.8)	(55.0)
Banking book	**2.7**	**(0.4)**	**0.3**	59.3	22.5	(0.7)	(37.2)
Trading book	**(8.2)**	**8.2**	**(0.8)**	3.3	10.1	(10.1)	(17.8)

The above table presents an analysis of the sensitivity of the Bank's economic value to changes in interest-rate curves, based on the capitalization of expected cash flows in the risk-free interest-rate curve, among other factors. This differs from a fair-value calculation, which is based on factors including the capitalization of expected cash flows at interest rates reflecting the risk levels.

The examination of extreme scenarios includes a test of the sensitivity of the Bank's economic value to the worst historical scenario of the last five years, including changes in the various risk factors in a one-month range. Note that in the reported period, this sensitivity did not exceed NIS 903 million.

Set out below are details of the fair value of the Bank and its consolidated companies as at June 30, 2009, by linkage segment:

Fair value of financial instruments of the Bank and its consolidated companies, excluding non-monetary items:

	June 30, 2009					
	Israeli currency		Foreign currency**			
	Unlinked	CPI-linked	USD	EUR	Other	Total
	NIS millions					
Financial assets*	**148,007**	**60,653**	**57,546**	**12,672**	**12,701**	**291,579**
Amounts receivable in respect of derivative and off-balance-sheet financial instruments	**111,497**	**5,156**	**128,384**	**25,725**	**25,021**	**295,783**
Financial liabilities*	**136,033**	**46,800**	**65,332**	**17,051**	**8,257**	**273,473**
Amounts payable in respect of derivative and off-balance-sheet financial instruments	**107,379**	**20,220**	**121,044**	**21,088**	**28,612**	**298,343**
Net fair value of financial instruments	**16,092**	**(1,211)**	**(446)**	**258**	**853**	**15,546**

* Includes hybrid financial instruments. Does not include balance-sheet balances of derivative financial instruments and fair value of off-balance-sheet financial instruments.

** Includes foreign-currency-linked Israeli currency.

For further details regarding assumptions used in the calculation of fair value of financial instruments, see Note 21G to the Financial Statements for 2008.

Set out below are details of the fair value of the Bank and its consolidated companies as at December 31, 2008, by linkage segment.

Fair value of financial instruments of the Bank and its consolidated companies, excluding non-monetary items:

	December 31, 2008					
	Israeli currency		Foreign currency**			
	Unlinked	CPI-linked	USD	EUR	Other	Total
	NIS millions					
Financial assets*	132,000	59,893	67,574	13,638	13,480	286,585
Amounts receivable in respect of derivative and off-balance-sheet financial instruments***	105,779	3,102	147,911	27,621	37,311	321,724
Financial liabilities*	131,870	43,469	70,988	16,257	7,090	269,674
Amounts payable in respect of derivative and off-balance-sheet financial instruments***	91,748	19,389	145,337	25,312	42,939	324,725
Net fair value of financial instruments	14,161	137	(840)	(310)	762	13,910

* Includes hybrid financial instruments. Does not include balance-sheet balances of derivative financial instruments and fair value of off-balance-sheet financial instruments.

** Includes foreign-currency-linked Israeli currency.

*** Amounts receivable (payable) in respect of derivative financial instruments and in respect of off-balance-sheet financial instruments, capitalized by interest rates used to calculate the fair value presented in Note 21G to the Financial Statements for 2008.

For further details regarding assumptions used in the calculation of fair value of financial instruments, see Note 21G to the Financial Statements for 2008.

Trading Activity

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

	June 30, 2009	Average in 1H 2009	Maximum in 1H 2009	Minimum in 1H 2009
	NIS millions			
Bond trading	**12.3**	13.5	28.9	5.9
Trading in the dealing room	**46.8**	32.0	64.1	11.1
Total trading	**59.1**	45.4		

Procedures for Exposure to Market and Liquidity Risks

In early 2009, the Board of Directors approved a document on exposures to market and liquidity risks, based on the work plan of the Global Treasury Area.

The approved limits include a general limit for the overall risk estimate of the Bank, limits on the overall sensitivity of the Bank to risk factors, and risk limits in the various areas of trading activity, including the establishment of a risk limit for activity in foreign-currency interest rates. Utilization of the approved limits, as listed below, is subject to approval by the Global ALM Committee.

Set out below are the principal limits on exposures to market risks, overall for the Bank and separately for trading activity, as approved up to near the date of publication of the financial statements:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate	1,000	
	Sensitivity to 1% change in interest-rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	300	
	Linkage-base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign-currency linked		+/-30
	Sensitivity to 3% change in shekel/dollar exchange rate	150	
Trade	Overall risk estimate (VAR)	250	
	Shekel/foreign-currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	60	
	Foreign-currency / foreign-currency exposure in trading and currencies	800	

Reporting

The Board of Directors and the Risk Management and Basel II Implementation Committee receive periodic reports on exposures, results, and execution of approved policy. Details of these reports appear in the Financial Statements as at December 31, 2008.

During the reported period, periodic control reports were submitted to the Board of Directors of the Bank, in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, as defined above, and for currency and inflation risks at the Bank Group.

The capital required in this respect on June 30, 2009 was NIS 398 million, of which NIS 258 million was in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 140 million was in respect of other subsidiaries.

Set out below are details of the required capital for market risks:

	Bank	Subsidiaries	Total required capital
	NIS millions		
Exchange-rate and inflation risk	36	75	111
Interest-rate risk	178	50	228
Share risk	2	15	17
Option risk	42	-	42
Total	258	140	398

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk or reputation risk. Operational risk management policy is aimed at supporting the achievement of the Group's strategic objectives and maximizing business value, while taking into consideration the costs in terms of risk, by all responsible parties at all levels of the organization. The managerial process is oriented towards execution based on the designation of risk ownership. The goal is for communication and prudent treatment with regard to operational risks to contribute to managerial decision-making, based on considerations of business value versus cost in terms of risk, both on the level of the management of the organization and on the level of the various units.

The responsibility for routine operational risk management and for activities aimed at mitigating the risk lies with the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department at the Risk Management Area. Routine activity is conducted at the Bank's units and in the Group by a network of operational risk controllers, based on the matrix management principle; controllers report organizationally to Area managers or CEOs of subsidiaries, and receive methodology guidance from the Operational Risk Management Department.

Operational risk management activity is supervised and directed by three forums:

- the Board of Directors' Committee on Risk Management and Control and Basel II Implementation;
- the Board of Management Committee on Risk Management and Basel II Implementation, headed by the CEO;
- the Sub-Committee on Operational Risk Management, headed by the Head of the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting duties, taking into consideration the Basel II guidelines.

- The Bank is preparing to implement the Basel II recommendations in stages, as part of the preparations for the Basel II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel has published a temporary order with regard to the working framework for measurement and capital adequacy, which addresses matters including capital allocation in respect of operational risks. In addition, the Bank of Israel has published draft regulations on Sound Practices for Management and Supervision of Operational Risk and an internal control structure, in line with the recommendations of the Basel Committee. These documents serve as the basis for dialogue on this subject between the Supervisor of Banks and the banking sector, within designated committees.
- In the area of information security, activity is conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information-technology system and minimizing information-security risks.

Other Risks

Prohibition of Money Laundering and Prevention of Terrorism Financing

During the second quarter of 2009, the activity of the Prohibition of Money Laundering and Prevention of Terrorism Financing Unit focused on tight supervision of banking activities in at-risk accounts, with the aim of identifying activities that appear to be unusual and reporting such activities to the Israel Money Laundering Prohibition Authority. Concurrently, the unit continued the development and improvement of control systems designed to ensure that full, up-to-date information about customers exists; this information serves as the basis for examination of the nature of the banking activities in the customer's accounts.

A system in operation at all units of the Bank allows reports of unusual activities to the Money Laundering Prevention Unit through the Bank's organizational portal. The system channels reports through the system of authorizations and authority, with control and monitoring to ensure a full and proper process of judgment and information gathering in order to make a decision with regard to reporting to the Israel Money Laundering Prohibition Authority. The system contributes to savings on inputs of work time and paper, and improves efficiency, documentation of actions taken, and the ability to retrieve information.

Training and implementation activities regarding legal directives and related procedures continued, with an emphasis on international banking activity, accounts of non-residents, and transactions with banks in the Palestinian Authority. Routine training and implementation activities contribute to increasing knowledge on the subject of compliance and improving the quality of reports handled by the unit.

With the completion of development of an up-to-date computerized learning system on the subjects of the prohibition on money laundering and the prevention of terrorism financing, a comprehensive learning process is underway. As part of this process, all employees of the Bank must pass a knowledge test.

In addition, the Supervisor of the Prohibition of Money Laundering continues to monitor and control the activity of branches and subsidiaries abroad in all matters related to the prohibition of money laundering and the prevention of terrorism financing.

The unit actively participates in content management on the website for the Bank's Compliance Officers. The website provides employees with general and specific information on subjects related to compliance, originating in Israel and elsewhere; serves as a real-time help center; and is an important tool for the absorption of regulations, making use of lessons learned from events arising from banking activity.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308 represents an important phase in adherence to and compliance with consumer-protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation. The Compliance Officer's role involves assisting the Board of Management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations (if any) in the area of consumer-protection directives. In addition, changes in legislation and in the directives of the Bank of Israel are monitored, as they pertain to consumer-protection directives.

Main activities during the second quarter of 2009:

Work sessions were held with professional units supporting the execution of the compliance plan. In the area of training and implementation of consumer-protection directives, visits were made to branches and regional administrations in order to conduct explanatory activities and raise awareness of the importance of this subject. Implementation of a new tutorial on the subject of confidentiality in banking for branch employees began, and work started on a specialized tutorial on this subject for Head Office employees.

Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer-protection directives, focusing on improving data on accounts opened for non-residents and improving data on encoded accounts.

Following the new infrastructure survey prepared at the end of 2008, in accordance with the requirements of Proper Conduct of Banking Business Directive 308, the unit is working with the professional units to close the gaps that emerged.

The unit is continuing to coordinate a project in the area of training and authorizations for opening accounts, so that all employees who handle account opening will have the appropriate training.

After receiving data from knowledge mapping in the area of consumer-protection directives, which was carried out at the end of 2008, the Compliance Officer Unit, in cooperation with the Poalim Campus, is currently preparing to produce training solutions in this area. During the quarter, the unit continued the gradual implementation of a lessons-learned process within the organization.

In the area of computerization, the unit continues to operate and improve two systems:

1. The Consumer Protection Directives Compliance Control System, which is used to transmit deficiencies identified in relation to consumer-protection directives directly to branch Compliance Officers' desktops.
2. The Infrastructure Survey System, designed to ensure that the Bank is prepared to implement and fulfill its duties, as derived from consumer-protection directives, in the prevention of exposures and in the resolution of gaps and risk areas, in accordance with Proper Conduct of Banking Business Directive 308. The system is currently in the stage of completing new specifications in order to conclude the project during the course of 2009.

The Compliance Officers' website and forum are a significant aid to the routine activity of Compliance Officers and to increasing their knowledge and professional expertise. The website serves all employees of the Bank. The site contains professional content, which is updated continually, and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, among other things, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation," the Bank's activities are guided and bound by a system of laws, orders, and regulations, including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981; as well as other laws with implications for its activity, such as the Securities Law, 5728-1968; the Supervision of Financial Services (Profession of Pension Advising) Law, 5765-2005; the Regulation of Engaging in Pension Advising, Pension Marketing, and Investment Portfolio Management Law, 5755-1995; and regulations and rules including the rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives that apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations," and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations," as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "the risk of a loss due to the inability to enforce an agreement by legal actions."

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of contractual engagements between the Bank and its customers, or between the Bank and its suppliers or others, deficient signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable provisions or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or from flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the possible absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business.

Legal handling of these issues emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk-prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.

With regard to subsidiaries in Israel and abroad, the plan delineates a general risk-management policy which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Head of Legal Risk are also required of these subsidiaries.

Sustainability and Corporate Social Responsibility

The Bank's Report on Sustainability and Corporate Social Responsibility for 2007 was issued in December 2008. The report reflects the Bank's deep environmental, societal, and community commitment, alongside our aspiration to financial and professional excellence. The Bank derives a duty from this commitment to conduct its business in a manner reflecting its responsibility towards our various stakeholders: shareholders, employees, customers, the environment, the community, suppliers, and the general public, and to contribute to the preservation of the planet Earth.

The report reflects the implementation of an in-depth program, the first stage of which was a detailed gap analysis referring to about 400 leading indicators and parameters in the field of corporate social responsibility (CSR), which are also used by the world's top business organizations. The diagnostic process examined the Bank's position relative to these indicators and parameters, and a work plan was constructed accordingly, encompassing long-term activities of the Bank alongside new plans.

The report published by the Bank is the first of its type and was presented in addition to the financial statements with the aim of providing a more complete view of the overall impact of the Bank's operations, in the economic, social, and environmental dimensions.The report contains a detailed, comprehensive review of the Bank's philosophy and vision in the area of sustainability and CSR, and of the actions being taken as part of an organized, organization-wide program on all levels of activity.We are proud to say that this was the first report in Israel to be rated by the Global Reporting Initiative (GRI) at the highest grade of A+ for its first issue.
Rankings of the leading companies in Israel in the area of CSR for 2009, based on 2008 data, were published at the Ma'ala conference on June 10 2009. Participants were 62 of the companies traded on the TA-100 index, with aggregate turnover of NIS 227 billion, which generate 44.3% of Israel's business product.The rating process examined performance on all dimensions of CSR and sustainability.The Bank was rated at the highest ranking of Platinum and achieved the highest cumulative score within the Platinum group, at 49 out of 50.
The Bank is now preparing its report for 2008, while continuing to develop a wide range of activities and initiatives in the field of sustainability and CSR.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives.This involvement, implemented through "Poalim for the Community," is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.
In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate.Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

Ongoing Activities

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter:"Poalim for the Community"); part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter:"Poalim for the Community Foundation"), and the rest is conducted through other channels, described below.
"Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.
Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's involvement in the community in the first half of 2009 was expressed in a financial contribution of approximately NIS 21.6 million.
Details of the various channels and projects follow.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources Logistics and Procurement Area, the Employees' Union, the Head of Community Affairs, regional administrations in the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.
In the first half of 2009, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening disadvantaged population groups, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher-education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and need special assistance in order to progress in their studies.
The "Poalim for the Community" Foundation contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.
Another important area in which the "Poalim for the Community" Foundation is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.
The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help realize wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" is committed to changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project has continued in 2005-2009. The aim of the project is to raise public awareness of the encouragement of reading. The project includes a public informational campaign, funding of story hours throughout Israel, activities during National Book Week, and collaboration with the Children's Channel and other media. In the first half of 2009, the Bank led a special informational campaign calling upon the public to recycle paper while enjoying discounts on purchases of books, as part of the philosophy of taking care of our planet.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health-care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year. In the second first half of 2009, the Bank donated 430 computer systems as well as additional accompanying equipment.

"Poalim for Culture and Nature in Israel" - The Bank believes that closeness to our heritage and culture is of the utmost importance, and has therefore resolved to make it possible for parents and children throughout Israel to travel during holidays and enjoy a variety of sites all over the country, without causing a heavy financial burden for the families. During Passover 2005, the Bank launched a special project in which all Israelis were invited to visit sites throughout Israel free of charge during Chol Hamoed (the holiday week). This project has become a tradition, and continued during Passover in April 2009.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports, through multi-year agreements, several internationally recognized cultural institutions committed to leadership and excellence in their field: the Bank supports the activity of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra and the Cameri Theater under five-year agreements. The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"From Three to Five" Project - The Bank participates in the efforts of the Israel Technion Society and the ORT organization to help students from lower socio-economic backgrounds improve their academic achievements in mathematics. The aim is to increase the number of applicants for the five credit points matriculation exam in mathematics by about 5%. The Bank's involvement enabled 2,000 students from 22 towns to participate in the project during the current academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation. Through the "Matan Campaign," employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening disadvantaged groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund-designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers," assisting in the monitoring process of use of the funds donated. "Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Additional Matters

Internal Auditor

Details' regarding the Group's internal auditing, including the professional standards under which the internal audit operates and the considerations involved in formulating the yearly and multi-year work plans, are described in the Annual Report for 2008. No material changes occurred in this regard during the reported period.

Other Matters

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi-Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 19, 2008, the Bank received notification from the Antitrust Authority that the Antitrust Commissioner was considering the possibility of exercising her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, 5748-1988 (hereinafter: the "Restrictive Trade Practices Law") to determine that restrictive arrangements existed between the Bank and Bank Leumi, Discount Bank, Mizrahi Bank, and First International Bank, with regard to the transfer of information concerning fees. The Commissioner stated that the Bank could present its position to her, in writing, prior to her decision as to whether to exercise the said authority. The Bank submitted its position to the Supervisor, backed by an economic opinion, in which it stressed that there is no cause to ascribe restrictive arrangements with other banks to the Bank.

After the Bank submitted its arguments in writing, a discussion was held between the representatives of all of the banks referenced in the aforesaid letter and the Commissioner, during which the Commissioner proposed that the banks pay an aggregate sum of NIS 290 million (of which NIS 80 million by the Bank), and that future rules of conduct be anchored in a consensual order pursuant to Article 50A or 50B of the Restrictive Trade Practices Law. The Bank rejected this proposal, and to the best of its knowledge, the other banks responded in the same manner.

On April 26, 2009, the Antitrust Commissioner issued a declaration, within her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, stating that restrictive arrangements existed between the Bank and Bank Leumi, Discount Bank, Mizrahi Bank, and FIBI until 2004. The Commissioner's declaration states that information transferred among the banks, as detailed in the declaration, constitute a restrictive arrangement. Pursuant to the provisions of Section 43 of the Restrictive Trade Practices Law, this declaration may serve as alleged evidence in any other legal proceeding. The Bank intends to file an appeal of this declaration with the Antitrust Tribunal.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, two mid-level employees at one of the Bank's branches were indicted in February 2006, and two additional mid-level employees from the same branch were indicted in December 2008, for offenses under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

A special general meeting of shareholders of the Bank convened on February 5, 2009. The shareholders resolved to elect Mr. Imri Tov as an external director on the Board of Directors of the Bank (pursuant to the Companies Law, 5759-1999), replacing Mr. I. Dissentshik, who ended his term of service. The shareholders further resolved to approve a commitment to indemnification for all new directors of the Bank, at identical terms to those of the indemnification for directors who have received such indemnification in the past. The shareholders also approved a commitment to indemnification for directors who serve at the Bank from time to time in the future, under the same terms of indemnification approved for directors serving at the Bank. The shareholders further resolved to ratify the terms of the directors' and officers' liability insurance to be granted to all directors and officers serving at the Bank. The shareholders further affirmed that the existing insurance policy would also insure all directors and officers who serve at the Bank from time to time in the future, and affirmed that at the expiration date of the existing policy, the Bank would extend and/or purchase a liability insurance policy for directors and officers serving at any time at the date of the purchase and/or at any subsequent date.

On February 5, 2009, the Board of Directors received notification from Mr. J. Pomrenze of the end of his service and of his resignation from the Board of Directors on that date.

The three-year term of Ms. Nira Dror as an external director under the Companies Law, 5759-1999 (the "Companies Law") ended on March 7, 2009.

On April 6, 2009, the annual general meeting of shareholders of the Bank (the "Annual General Meeting") approved the re-appointment of Ms. Nira Dror as an external director under the Companies Law, for an additional term of three years (pursuant to the Companies Law).

On March 25, 2009, the Chief Executive Officer of the Bank, Mr. Zvi Ziv, gave notice to the Board of Directors of the Bank of his decision to resign from office towards the end of the year. Mr. Ziv explained his decision as due to differences of opinion between himself and the Chairman of the Board of Directors regarding the plans of the Bank for the future, as to the manner of achieving its goals for the coming years.
The Board of Directors of the Bank accepted Mr. Ziv's resignation and resolved in the same meeting to appoint Mr. Zion Kenan, who now holds the office of Deputy CEO and Head of Corporate Banking, as the next Chief Executive Officer of the Bank.
On March 29, 2009, the Bank received notification from the Supervisor of Banks of his intention to continue to examine whether a thorough discussion was held, as required, regarding the circumstances of the resignation of Mr. Ziv, as well as the manner in which the decision was taken for the appointment of the proposed CEO and the soundness of the appointment procedure. The Bank was therefore asked by the Supervisor to refrain from moving forward with the Board of Directors' resolution concerning the appointment of a new CEO for the Bank until the conclusion of his examination.
On April 26, 2009, the Board of Directors requested an urgent meeting with the Supervisor of Banks, in view of the various publications in the media about the functioning of the Board of Directors and its Chairman.
On April 27, 2009, the Chairman of the Board of Directors of the Bank received a letter from the Supervisor of Banks with the heading, "Notice of Faults - Replacement of the CEO of Bank Hapoalim" (hereinafter: the "Supervisor's Letter"). Attached to the letter was an examination report prepared by the Supervisor of Banks on the subject of the replacement of the CEO (hereinafter: the "Examination Report").
In his letter, the Supervisor states that according to the examination report, the Board of Directors and the Chairman of the Board of Directors allegedly failed to discharge their duties as directors, did not take meticulous care to observe the provisions of the Companies Law and of Proper Conduct of Banking Business Directive No. 301 - Board of Directors, as well as the rules of corporate governance. As a result thereof, according to the Supervisor, faults occurred, both material and procedural, in the proper conduct of the business of the Bank and in the adoption of the resolutions, in relation to the differences of opinion between the Chairman of the Board of Directors and the CEO and in relation to the appointment of a new CEO.

The Supervisor demanded that the Board of Directors take immediate action to correct the faults he presented, and inter alia to carry out the following:

- To obtain detailed reports from the Chairman of the Board of Directors and the CEO as to the circumstances that led to the resignation of the CEO, and also with regard to the chain of events that led to the announcement of the CEO's resignation and its timing.
- To hold an in-depth discussion on all of the subjects with reference to which differences of opinion emerged between the Chairman of the Board of Directors and the CEO, and to adopt resolutions as appropriate.
- To hold a discussion in relation to the distribution of authority and responsibilities between the CEO and the Chairman of the Board of Directors, as predicated by the Companies Law and the Proper Conduct of Banking Business Directives, and in accordance with the rules of proper corporate governance, and to prescribe rules for the implementation of the segregation of such duties, as required.
- To hold a discussion and examine the working procedure of the Board of Directors, in order to adapt it to the requirements of the law, the Proper Conduct of Banking Business Directives, and the rules of proper corporate governance.
- To institute a valid and orderly process for identification and selection of a new CEO for the Bank. Within that framework, to establish a search committee to be composed of external directors only. The said committee should submit to the Board of Directors a list of its recommended candidates for the selection of the CEO. The Supervisor advised that the Board of Directors may, based on specified reasons, propose an alternative mode for identifying and selecting the most suitable candidate for the post of the CEO. Any such alternative mode must receive the Supervisor's approval.

The Supervisor advised the Bank that the Board of Directors may submit its remarks and objections to the faults and requirements set forth in this letter until May 6, 2009. This deadline was subsequently postponed to May 11, 2009.

On April 30, 2009, the Board of Directors convened and received the Supervisor's Letter and the Examination Report. In addition, the Board of Directors was presented with legal opinions drafted for the Board of Directors with regard to the issues raised in the letter and the report. Based on these legal opinions, the Board of Directors determined that they have material objections to the Supervisor's Letter and to the Examination Report; inter alia, with regard to the determination that the members of the Board of Directors and the Chairman of the Board of Directors allegedly did not discharge their duties according to the Companies Law and Proper Conduct Of Banking Business Directives.

At the request of the Board of Directors, Ms. Shari Arison, the controlling shareholder of the Bank, appeared before the Board on May 7, 2009. Ms. Arison told the Board about her meetings with the Governor of the Bank of Israel and the Supervisor of Banks. She conveyed that the Governor demanded that she end the term of the Chairman of the Board and noted that she was not presented with reasons to justify this.

As the Supervisor of Banks did not consent to the Board's request for an urgent meeting with him, following discussions held by the Board of Directors concerning the Supervisor's Letter and the Examination Report, the Board of Directors submitted its comments and objections with regard thereto on May 11, 2009.

The Board of Directors advised the Supervisor that it firmly maintains that its conduct was appropriate and proper, that its conduct was not affected by any fault and certainly no act or omission was committed which was prejudicial to the proper conduct of the business of the Bank.

The Board of Directors further advised the Supervisor that, inter alia, the resolutions adopted at its meeting of March 25, 2009 regarding the appointment of a new CEO for the Bank were duly adopted and in accordance with the provisions of the Companies Law (Section 102) and of Proper Conduct of Banking Business Directive No. 301 concerning the Board of Directors (Paragraph 30(c)).

The Board of Directors of the Bank considers that not only from a legal standpoint but also from an administrative, normative-substantive standpoint the resolutions were proper, and furthered the good of the Bank, taking into consideration the objective constraints induced by the resignation of the incumbent CEO. The Board of Directors stressed that it saw a vital need to immediately appoint a new CEO for the Bank and the acquaintance of the members of the Board of Directors with Mr. Kenan, and his service in a long line of positions at the Bank, proved to them his ability to serve as the CEO of the Bank.

The Board of Directors considers that the decision to appoint Mr. Kenan forthwith as the next CEO of the Bank was right and proper in its time frame and in view of the information which was before the Board of Directors at such time. The Board of Directors was of the opinion that it was for the good of the Bank to prefer the immediate appointment of Mr. Kenan over the alternative of establishing a search committee, as was proposed by the Supervisor of Banks.

Nonetheless, the Board of Directors consented to all of the Supervisor's requirements, except that with regard to the establishment at this time of a search committee for the appointment of a new CEO for the Bank, it reiterated its request to meet with the Supervisor of Banks in order to discuss with him the various alternatives in order to arrive at an agreed outline for the selection of the CEO. The Board of Directors also resolved, during this meeting, to establish the Corporate Governance Committee, to examine, among other matters, the establishment of procedures for the work of the Board of Directors and to ensure proper corporate governance at the Bank, as required by law.

On May 12, 2009, the Board of Directors received a letter from the Supervisor of Banks in response to the reservations sent to him by the Board of Directors on the preceding day. In his letter, the Supervisor asked the Bank to send him a document, by May 14, 2009, presenting the reasons and the modes proposed by the Bank for identifying and selecting the most suitable candidate to serve as CEO of the Bank.

The Supervisor noted that following receipt of the aforesaid document he would consider the need to hold a meeting with the Board of Directors on this subject.

On May 14, 2009, the Board of Directors sent the Supervisor the said document, in which it proposed establishing a dedicated board committee which would work to draw up a list of candidates for the position of the CEO of the Bank to present to the plenum of the Board of Directors.

On May 19, 2009, the Supervisor of Banks received the members of the Board of Directors of the Bank in his office for a conversation. The Supervisor presented his position to the Board of Directors in connection with the process of the replacement of the CEO of the Bank and the establishment of a search committee for the selection of a new CEO. The Board of Directors took account of what the Supervisor said and expressed their position.

Following the above-mentioned meeting, the Board of Directors convened for an additional meeting on May 20 and passed the following resolution with regard to the plan for the selection of a new CEO for the Bank;

"The Board of Directors will establish a dedicated committee, which will actively seek to draw up a list of candidates for the position of the CEO of the Bank. The committee will comprise 6 members:

Mr. Imri Tov (Chairman), Prof. Yair Orgler, Adv. Pnina Dvorin, Ms. Efrat Peled, Mr. Moshe Koren, and Prof. Oded Sarig. The Board of Directors of the Bank will select the next CEO from among the candidates recommended to it by the committee alone. The committee, when it is convened, will determine its work procedures, with the approval of the Board of Directors; the committee will characterize the requirements of the office, will screen and sort the candidates identified by it and proposed to it, and will present its recommendations to the Board of Directors. Each candidate endorsed by at least three members of the committee will be included in the list of candidates that the committee shall submit to the Board of Directors. Any member of the Board of Directors who wishes to nominate a candidate may do so through the dedicated committee.

On May 20, 2009, the Supervisor of Banks advised that he accepts the responses of the Board of Directors to his letter of April 27, 2009, including the outline of the procedures for the search committee which has been appointed, as mentioned above, for the purpose of selecting a new CEO for the Bank, as well as the decision to establish the Corporate Governance Committee. The Supervisor advised that, the Bank should complete the procedure of selecting the CEO not later than September 30, 2009.

On June 1, 2009, the Board of Directors passed the resolutions listed below:

- To approve the outline agreed upon by the representatives of the Bank of Israel, Ms. Shari Arison, and Mr. D. Dankner.
- To adopt the announcement of the Chairman of the Board of Directors, Mr. D. Dankner, according to which he will continue to serve in all of his offices at the Bank and its subsidiaries until two months have elapsed from the date of the announcement (i.e. until August 1, 2009). He will also continue to serve as a director at the Bank and its subsidiaries until December 31, 2009. After that date, at the request of Bank Hapoalim, Mr. D. Dankner will continue to serve as a director at Bank Hapoalim Switzerland.
- The Chairman of the Board Mr. D. Dankner shall end his service as Chairman of the Board of Directors of the Bank when two months have elapsed from the date of the announcement (i.e. on August 1, 2009), at the request of the Bank and the Bank of Israel, in order to conduct an orderly transition of his offices.
- When ten days have elapsed from June 1, 2009 (i.e. on June 11, 2009), the actual service of the Bank's CEO Mr. Zvi Ziv shall end, and at that date Deputy CEO Mr. Zion Kenan shall take office as Acting CEO.
- In accordance with the suggestion of Ms. Shari Arison, the controlling shareholder of the Bank, the Board of Directors resolved to elect Mr. Yair Seroussi as a director of the Bank, so that he may be appointed Deputy Chairman of the Board for a period of two months (i.e. until August 1, 2009), for a transitional period with the serving Chairman, following which he will be appointed Chairman of the Board of Directors.

The approval of the Supervisor of Banks for the election of Mr. Yair Seroussi as a director and Deputy Chairman of the Board of Directors of the Bank for a period of two months, and for his appointment as Chairman of the Board of Directors at the end of that period, was received on June 4, 2009.

On June 11, 2009, Mr. Zvi Ziv ended his term of service as CEO of the Bank, in accordance with the outline approved by the Board of Directors on June 1, 2009, as described above. At the same date, Mr. Zion Kenan took office as Acting CEO.

On August 1, 2009, Mr. Dan Dankner ended his term of service as Chairman of the Board of Directors of the Bank, in accordance with the outline approved by the Board of Directors on June 1, 2009, as described above. At the same date, Mr. Yair Seroussi took office as Chairman of the Board of Directors of the Bank.

On June 30, 2009, the Board of Directors approved the outline for the work of the CEO search committee established pursuant to the resolution of the Board of Directors of May 20, 2009.

On August 10, 2009, the Board of Directors of the Bank held a discussion of the report of the search committee and of its recommendation to select Mr. Zion Kenan as CEO of the Bank. At this meeting, the Board of Directors unanimously resolved to appoint Mr. Kenan to the office of CEO of the Bank. Mr. Kenan will take office as CEO immediately upon receiving the approval of the Supervisor of Banks, as required under the provisions of the Banking Ordinance.

On April 16, 2009, Mr. Ran Oz was appointed as a member of the Board of Management of the Bank and CFO.

On July 29, 2009, the Board of Directors resolved to cancel the Repricing Committee.

On the same day, the Board of Directors resolved to appoint a subcommittee of the Risk Management and Control and Basel II Implementation Committee of the Board of Directors, members of which are the directors Ms. Irit Izakson, Chairperson; Ms. Nira Dror; and Mr. Yair Orgler. The subcommittee will maintain direct contact with the Board of Management of the Bank and with Promontory, a company engaged to help formulate plans and execute the actions required by banking supervision agencies in the US in connection with the conduct of the Miami branch. The subcommittee will monitor progress and report to the Board of Directors on a monthly basis on the progress in the required execution and completion under the agreement signed by the US authorities and the Miami branch.

The Board of Directors of the Bank held 33 meetings during the period of January-June 2009.

The various committees of the Board of Directors held 101 meetings during the period of January-June 2009.

Controls and Procedures Concerning the Financial Statements

Disclosure Regarding the Procedure for Approval of the Financial Statements

The Board of Directors of the Bank is the organ charged with overarching control at the Bank, pursuant to the resolution of the Board of Directors of June 29, 2006, and with the approval of its financial statements.

The Board of Directors has established the Balance Sheet Committee, which is responsible for examining the draft of the financial statements presented to it and making a recommendation to the Board of Directors with regard to the approval of the financial statements. The names and qualifications of the members of the Balance Sheet Committee are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise" in the Board of Directors' Report for 2008.

The Balance Sheet Committee discusses the annual and quarterly financial statements of the Bank (the "Financial Statements") and presents its recommendations with regard to the approval of the Financial Statements to the Board of Directors of the Bank, prior to the date of approval of the Financial Statements by the Board of Directors.

The Bank's external auditors, Ziv Haft CPA (Isr.) and Somekh Chaikin CPA (Isr.) (the "Auditors"), are invited to the meetings of the Balance Sheet Committee and of the Board of Directors in which the Financial Statements are discussed and approved, and they attend all such meetings. The Bank's Internal Auditor also participates in the discussions of the Balance Sheet Committee and the Board of Directors in which the Financial Statements are approved.

Through detailed presentations by officers and others at the Bank, including the Acting Chief Executive Officer Mr. Zion Kenan, the Head of Finance (Chief Financial Officer) Mr. Ran Oz, and the Chief Accountant Mr. Ofer Levy, the Balance Sheet Committee examines the material issues and critical estimates applied in the Financial Statements; the reasonableness of the data; the accounting policies applied and the changes thereto, if any; and the implementation of the due disclosure principle in the Financial Statements and in the accompanying information.

As part of the discussion of the Financial Statements, the Balance Sheet Committee also discusses the Bank's provisions for declines in value of securities and its doubtful debts in Israel and at branches abroad, and examines the value of the Bank's holdings in securities. The Committee makes recommendations to the plenum of the Board of Directors with regard to the approval of provisions for doubtful debts in Israel and at branches abroad, and provisions in respect of declines of an other-than-temporary nature in the value of securities. During the discussion of the Financial Statements, the Balance Sheet Committee also receives reports on the Bank's problematic borrowers in Israel and at branches abroad, and on securities owned by the Bank. In addition, the Balance Sheet Committee discusses and examines the Bank's exposure to risks, and the reflection and impact of such risks on the Financial Statements.

The Audit Committee also discusses the condition of problematic debts at the Bank and the provisions for doubtful debts required in respect of such debts. Likewise, it discusses declines in value of an other-than-temporary nature of securities owned by the Bank.

The Audit Committee also receives reports and holds discussions regarding deficiencies and material weaknesses in the internal control of the Financial Statements, if and as found, and receives reports of any fraud, whether material or immaterial, in which the Board of Management is involved, or in which other employees are involved who take part in the Bank's internal control of financial reporting, as required under Directive 645 of the Public Reporting Directives of the Supervisor of Banks - Disclosure Declaration.

The Auditors, Bank officers, and the Internal Auditor are invited to and attend the meeting of the Audit Committee in which the required disclosures in the Financial Statements are discussed, as noted above.

The names and qualifications of the members of the committee are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise and Professional Qualifications" in the Board of Directors' Report for 2008.

The Balance Sheet Committee and the Audit Committee hold several meetings on these matters, as required, and submit their recommendations to the plenum of the Board of Directors prior to the discussion of the Board of Directors on the Financial Statements.

Controls and Procedures Concerning Disclosure and Internal Control of Financial Reporting

In accordance with the Public Reporting Directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank must each separately sign a declaration regarding their responsibility for the establishment and application of controls and procedures concerning disclosure and the Bank's internal control of financial reporting, pursuant to the provisions of Sections 302 and 404 of the law known as the "Sarbanes-Oxley Act," enacted in the United States. These two sections of the law were consolidated by the Supervisor of Banks in a Proper Conduct of Banking Business Directive (Directive 309) in September 2008, and the Public Reporting Directives were amended accordingly in June 2009.

The two directives of the aforesaid law have been implemented at the Bank since their inception dates:

- The directive in Section 302 regarding the responsibility for the establishment and application of controls and procedures concerning disclosure has been implemented quarterly as of the financial statements for June 30, 2005.
- The directive in Section 404 regarding the responsibility for the Bank's internal control of financial reporting has been implemented at year end, as of the financial statements for December 31, 2008.

As part of the implementation of the directives of Section 404 for the end of 2008, the Bank, with the assistance of a consulting firm, mapped and documented all material work processes, based on the directives of the SEC (the Securities and Exchange Commission in the United States), using the prevalent methodologies. In addition, in accordance with the requirements, the Bank carried out a test of the effectiveness of the procedures for internal control of financial reporting, through an examination of the main controls in practice.

In the first half of 2009, the mapping and documentation of the main processes were updated. The documentation process will be completed in the second half of the year, including for several new material processes. In addition, the Bank, with the assistance of the consulting firm, will carry out a test of the effectiveness of procedures for the internal control of financial reporting, through a renewed examination of the main controls for 2009.

Evaluations of Controls and Procedures Concerning Disclosure

The Board of Management of the Bank, in cooperation with the Acting Chief Executive Officer and the Chief Accountant of the Bank, have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank at the end of the period covered in this report. Based on this assessment, the Acting Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the Public Reporting Directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended on June 30, 2009, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's internal control of financial reporting.

Yair Seroussi	**Zion Kenan**
Chairman of the Board of Directors	Acting Chief Executive Officer

Tel-Aviv, August 26, 2009

Management Review - Rates of Income and Expenses - Consolidated

Appendix I

	For the three months ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**142,177**	**1,117**	**3.18**		116,308	1,551	5.44	
Effect of derivatives[4]:								
Embedded derivatives and ALM	**83,836**	**256**			74,143	578		
Total assets	**226,013**	**1,373**		**2.45**	190,451	2,129		4.55
Liabilities[6]	**(133,684)**	**(195)**	**(0.58)**		(129,249)	(760)	(2.37)	
Effect of derivatives[4]:								
Embedded derivatives and ALM	**(77,491)**	**(310)**			(53,366)	(374)		
Total liabilities	**(211,175)**	**(505)**		**(0.96)**	(182,615)	(1,134)		(2.51)
Interest spread			**2.60**	**1.49**			3.07	2.04
Israeli currency - Linked to the CPI								
Assets[5][6]	**58,091**	**1,805**	**13.02**		61,998	2,283	15.56	
Effect of derivatives[4]:								
Embedded derivatives and ALM	**4,683**	**132**			541	24		
Total assets	**62,774**	**1,937**		**12.93**	62,539	2,307		15.59
Liabilities[6]	**(42,145)**	**(1,210)**	**(11.99)**		(40,446)	(1,394)	(14.52)	
Effect of derivatives[4]:								
Embedded derivatives and ALM	**(20,008)**	**(477)**			(18,754)	(700)		
Total liabilities	**(62,153)**	**(1,687)**		**(11.31)**	(59,200)	(2,094)		(14.92)
Interest spread			**1.03**	**1.62**			1.04	0.67

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 78 million) in the unlinked segment, NIS 50 million (June 30, 2008: NIS 15 million) in the CPI-linked segment, NIS (321) million (June 30, 2008: NIS (216) million) in the foreign currency segment (including Israeli currency linked to foreign currency
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

	For the three months ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Assets[5][6]	**90,583**	**(2,994)**	**(12.58)**		106,135	(5,456)	(19.03)	
Effect of derivatives[4]:								
Hedging derivatives	**8,998**	**(101)**			18,862	(109)		
Embedded derivatives and ALM	**157,209**	**(5,922)**			142,286	(5,396)		
Total assets	**256,790**	**(9,017)**		**(13.32)**	267,283	(10,961)		(15.42)
Liabilities[6]	**(93,890)**	**3,637**	**14.62**		(101,368)	5,570	20.23	
Effect of derivatives[4]:								
Hedging derivatives	**(10,343)**	**118**			(18,812)	(84)		
Embedded derivatives and ALM	**(151,369)**	**5,671**			(144,307)	5,915		
Total liabilities	**(255,602)**	**9,426**		**13.95**	(264,487)	11,401		16.16
Interest spread			**2.04**	**0.63**			1.20	0.74

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 78 million) in the unlinked segment, NIS 50 million (June 30, 2008: NIS 15 million) in the CPI-linked segment, NIS (321) million (June 30, 2008: NIS (216) million) in the foreign currency segment (including Israeli currency linked to foreign currency
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

	For the three months ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financial income[5][6]	**290,851**	**(72)**	**(0.10)**		284,441	(1,622)	(2.26)	
Effect of derivatives[4]:								
Hedging derivatives	**8,998**	**(101)**			18,862	(109)		
Embedded derivatives and ALM	**245,728**	**(5,534)**			216,970	(4,794)		
Total assets	**545,577**	**(5,707)**		**(4.12)**	520,273	(6,525)		(4.92)
Monetary liabilities generating financial expenses[6]	**(269,719)**	**2,232**	**3.27**		(271,063)	3,416	4.95	
Effect of derivatives[4]:								
Hedging derivatives	**(10,343)**	**118**			(18,812)	(84)		
Embedded derivatives and ALM	**(248,868)**	**4,884**			(216,427)	4,841		
Total liabilities	**(528,930)**	**7,234**		**5.36**	(506,302)	8,173		6.30
Interest spread			**3.17**	**1.24**			2.69	1.38

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 78 million) in the unlinked segment, NIS 50 million (June 30, 2008: NIS 15 million) in the CPI-linked segment, NIS (321) million (June 30, 2008: NIS (216) million) in the foreign currency segment (including Israeli currency linked to foreign currency
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

(in millions of NIS)

	For the three months ending on June 30			
	2009		2008	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**84**		69
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**209**		49
Commissions from financing transactions and other financing income[5]		**139**		241
Other financing expenses		**(4)**		(64)
Profit from financing activities before provision for doubtful debts		**1,955**		1,943
Provision for doubtful debts (including general and supplementary provision)		**(538)**		(252)
Profit from financing activities after provision for doubtful debts		**1,417**		1,691
Total				
Financial assets that generated financing income[3][4]	**290,851**		284,441	
Assets deriving from derivative instruments[6]	**5,762**		8,491	
Other financial assets	**609**		4,378	
General provision and supplementary provision for doubtful debts	**(1,100)**		(1,037)	
Total financial assets	**296,122**		296,273	
Total				
Financial liabilities that generated financing expenses[4]	**(269,719)**		(271,063)	
Liabilities deriving from derivative instruments	**(9,472)**		(8,942)	
Other financial liabilities	**(3,486)**		(3,588)	
Total financial liabilities	**(282,677)**		(283,593)	
Total excess of assets over financial liabilities	**13,445**		12,680	
Non-monetary assets	**6,623**		7,453	
Non-monetary liabilities	**(513)**		(1,047)	
Total capital resources	**19,555**		19,086	

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 78 million) in the unlinked segment, NIS 50 million (June 30, 2008: NIS 15 million) in the CPI-linked segment, NIS (321) million (June 30, 2008: NIS (216) million) in the foreign currency segment (including Israeli currency linked to foreign currency
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

(in nominal amounts)

	For the three months ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	in millions of U.S. $		%	%	in millions of U.S. $		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financial income[5][6]	**14,883**	**(409)**	**(10.55)**		31,053	208	2.71	
Effect of derivatives[4]:								
Hedging derivatives	**(1,253)**	**(33)**			5,563	(31)		
Embedded derivatives and ALM	**39,112**	**758**			41,870	528		
Total assets	**52,742**	**316**		**2.42**	78,486	705		3.64
Monetary liabilities in foreign currency generating financial expenses[5][6]	**(17,231)**	**210**	**4.79**		(29,667)	(111)	(1.51)	
Effect of derivatives[4]:								
Hedging derivatives	**1,235**	**30**			(5,551)	(25)		
Embedded derivatives and ALM	**(36,417)**	**(375)**			(42,371)	(512)		
Total liabilities	**(52,413)**	**(135)**		**(1.03)**	(77,589)	(648)		(3.38)
Interest spread			**(5.76)**	**1.39**			1.20	0.26

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 78 million) in the unlinked segment, NIS 50 million (June 30, 2008: NIS 15 million) in the CPI-linked segment, NIS (321) million (June 30, 2008: NIS (216) million) in the foreign currency segment (including Israeli currency linked to foreign currency.
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

	For the six months period ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**136,415**	**2,379**	**3.52**		113,685	3,216	5.74	
Effect of derivatives[4]								
Embedded derivatives and ALM	**84,057**	**1,289**			70,695	1,686		
Total assets	**220,472**	**3,668**		**3.36**	184,380	4,902		5.39
Liabilities[6]	**(132,187)**	**(480)**	**(0.73)**		(126,806)	(1,595)	(2.53)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(72,392)**	**(1,319)**			(49,739)	(1,242)		
Total liabilities	**(204,579)**	**(1,799)**		**(1.77)**	(176,545)	(2,837)		(3.24)
Interest spread			**2.79**	**1.59**			3.21	2.15
Israeli currency - Linked to the CPI								
Assets[5][6]	**59,127**	**2,088**	**7.19**		61,841	3,297	10.95	
Effect of derivatives[4]								
Embedded derivatives and ALM	**4,202**	**223**			901	32		
Total assets	**63,329**	**2,311**		**7.43**	62,742	3,329		10.89
Liabilities[6]	**(42,162)**	**(1,365)**	**(6.58)**		(40,828)	(1,994)	(10.01)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(19,823)**	**(1,443)**			(17,082)	(1,210)		
Total liabilities	**(61,985)**	**(2,808)**		**(9.27)**	(57,910)	(3,204)		(11.37)
Interest spread			**0.61**	**(1.84)**			0.94	(0.48)

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 77 million) in the unlinked segment, NIS 49 million (June 30, 2008: NIS 12 million) in the CPI-linked segment, NIS (357) million (June 30, 2008: NIS (652) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

	For the six months period ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Assets[5][6]	**95,002**	**5,130**	**11.09**		112,020	(10,332)	(17.60)	
Effect of derivatives[4]								
Hedging derivatives	**9,772**	**295**			20,935	267		
Embedded derivatives and ALM	**153,467**	**8,136**			138,693	(9,669)		
Total assets	**258,241**	**13,561**		**10.78**	271,648	(19,734)		(14.00)
Liabilities[6]	**(95,108)**	**(4,419)**	**(9.51)**		(105,545)	10,665	19.19	
Effect of derivatives[4]								
Hedging derivatives	**(10,433)**	**(82)**			(20,818)	(268)		
Embedded derivatives and ALM	**(151,272)**	**(8,180)**			(142,777)	10,093		
Total liabilities	**(256,813)**	**(12,681)**		**(10.12)**	(269,140)	20,490		14.65
Interest spread			**1.58**	**0.66**			1.59	0.65

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 77 million) in the unlinked segment, NIS 49 million (June 30, 2008: NIS 12 million) in the CPI-linked segment, NIS (357) million (June 30, 2008: NIS (652) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated
Appendix I (continued)

	For the six months period ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets that generated financial income[5][6]	**290,544**	**9,597**	**6.72**		287,546	(3,819)	(2.64)	
Effect of derivatives[4]								
Hedging derivatives	**9,772**	**295**			20,935	267		
Embedded derivatives and ALM	**241,726**	**9,648**			210,289	(7,951)		
Total assets	**542,042**	**19,540**		**7.34**	518,770	(11,503)		(4.39)
Monetary liabilities that generated financial expenses[6]	**(269,457)**	**(6,264)**	**(4.70)**		(273,179)	7,076	5.11	
Effect of derivatives[4]								
Hedging derivatives	**(10,433)**	**(82)**			(20,818)	(268)		
Embedded derivatives and ALM	**(243,487)**	**(10,942)**			(209,598)	7,641		
Total liabilities	**(523,377)**	**(17,288)**		**(6.72)**	(503,595)	14,449		5.66
Interest spread			**2.02**	**0.62**			2.47	1.27

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 77 million) in the unlinked segment, NIS 49 million (June 30, 2008: NIS 12 million) in the CPI-linked segment, NIS (357) million (June 30, 2008: NIS (652) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

(in millions of NIS)

	For the six months period ending on June 30			
	2009		2008	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**51**		131
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**263**		(96)
Commissions from financing transactions and other financing income[5]		**371**		(3,038)
Other financing expenses		**(10)**		(12)
Profit (loss) from financing activities before provision for doubtful debts		**2,927**		(69)
Provision for doubtful debts (including general and supplementary provision)		**(852)**		(284)
Profit (loss) from financing activities after provision for doubtful debts		**2,075**		(353)
Total				
Financial assets that generated financial income[3][4]	**290,544**		287,546	
Assets deriving from devivative instruments[6]	**7,707**		7,945	
Other financial assets	**870**		3,553	
General provision and supplementary provision for doubtful debts	**(1,076)**		(1,059)	
Total financial assets	**298,045**		297,985	
Total				
Financial liabilities that generated financial expenses[4]	**(269,457)**		(273,179)	
Liabilities deriving from derivative instruments	**(11,177)**		(8,122)	
Other financial liabilities	**(3,807)**		(3,410)	
Total financial liabilities	**(284,441)**		(284,711)	
Total excess of assets over financial liabilities	**13,604**		13,274	
Non-monetary assets	**6,488**		7,739	
Non-monetary liabilities	**(500)**		(1,257)	
Total capital resources	**19,592**		19,756	

(1) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.
(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 77 million) in the unlinked segment, NIS 49 million (June 30, 2008: NIS 12 million) in the CPI-linked segment, NIS (357) million (June 30, 2008: NIS (652) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(4) Excluding derivative instruments.
(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading.
(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Management Review - Rates of Income and Expenses - Consolidated

Appendix I (continued)

	For the six months period ending on June 30							
	2009				2008			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	in millions of U.S. $		%	%	in millions of U.S. $		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency that generated financial income[5][6]	**23,390**	**407**	**3.51**		31,475	1,024	6.61	
Effect of derivatives[4]								
Hedging derivatives	**2,485**	**71**			5,893	73		
Embedded derivatives and ALM	**38,067**	**1,033**			39,446	803		
Total assets	**63,942**	**1,511**		**4.78**	76,814	1,900		5.01
Monetary liabilities in foreign currency that generated financial income[5][6]	**(23,463)**	**(348)**	**(2.99)**		(29,681)	(669)	(4.56)	
Effect of derivatives[4]								
Hedging derivatives	**(2,469)**	**(21)**			(5,862)	(76)		
Embedded derivatives and ALM	**(37,509)**	**(879)**			(40,486)	(1,016)		
Total liabilities	**(63,441)**	**(1,248)**		**(3.97)**	(76,029)	(1,761)		(4.69)
Interest spread			**0.52**	**0.81**			2.05	0.32

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked Israeli currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that constitute part of the Bank's asset and liability management.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on June 30, 2009 NIS 143 million (June 30, 2008: NIS 77 million) in the unlinked segment, NIS 49 million (June 30, 2008: NIS 12 million) in the CPI-linked segment, NIS (357) million (June 30, 2008: NIS (652) million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Managment Review -
Exposure to Changes in Interest Rates - Consolidated
As at June 30, 2009
Appendix 2

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Israeli currency - unlinked				
Total assets	**118,769**	**5,000**	**8,995**	**6,108**
Total liabilities	**112,718**	**6,175**	**10,766**	**4,561**
Difference	**6,051**	**(1,175)**	**(1,771)**	**1,547**
Effect of forward transactions and special commitments	**2,260**	**3,965**	**(731)**	**2,053**
Exposure to changes in interest rates within the segment	**8,311**	**2,790**	**(2,502)**	**3,600**
Accumulated exposure within the segment	**8,311**	**11,101**	**8,599**	**12,199**
Israeli currency - Linked to the CPI				
Total assets	**890**	**1,906**	**12,217**	**19,386**
Total liabilities	**585**	**1,431**	**4,860**	**10,729**
Difference	**305**	**475**	**7,357**	**8,657**
Effect of forward transactions and special commitments	**(533)**	**(1,439)**	**(1,177)**	**(4,191)**
Exposure to changes in interest rates within the segment	**(228)**	**(964)**	**6,180**	**4,466**
Accumulated exposure within the segment	**(228)**	**(1,192)**	**4,988**	**9,454**
Foreign Currency**				
Total assets	**48,825**	**11,527**	**9,330**	**8,911**
Total liabilities	**44,725**	**15,121**	**23,864**	**5,252**
Difference	**4,100**	**(3,594)**	**(14,534)**	**3,659**
Effect of forward transactions and special commitments	**(6,432)**	**(1,615)**	**17,690**	**480**
Exposure to changes in interest rates within the segment	**(2,332)**	**(5,209)**	**3,156**	**4,139**
Accumulated exposure within the segment	**(2,332)**	**(7,541)**	**(4,385)**	**(246)**
Non-monetary items				
Total assets	-	-	-	-
Total liabilities	-	-	-	-
Difference	-	-	-	-
Exposure to changes in interest rates within the segment	-	-	-	-
Accumulated exposure within the segment	-	-	-	-

* In the "with no repayment period" column, both balance sheet and off-balance sheet figures are presented.

** Israeli operations, including Israeli currency linked to foreign currency, and integrated foreign branches.

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities, accordingly.

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2008 Internal yield rate	Average life
		(in million of NIS)				%	in years	%	in years
2,068	**5,180**	**177**	**1**	**3,500**	**149,798**	**3.55**	**0.50**	4.91	0.37
3,463	**2,738**	**326**	**234**	**341**	**141,322**	**1.23**	**0.36**	2.24	0.30
(1,395)	**2,442**	**(149)**	**(233)**	**3,159**	**8,476**	**2.32**	**0.14**	2.67	0.07
(913)	**(1,839)**	**2**	**-**	**-**	**4,797**				
(2,308)	**603**	**(147)**	**(233)**	**3,159**	**13,273**				
9,891	**10,494**	**10,347**	**10,114**	**13,273**					
10,998	**10,695**	**2,522**	**58**	**12**	**58,684**	**5.01**	**3.48**	5.04	3.70
8,059	**15,743**	**3,745**	**33**	**-**	**45,185**	**4.48**	**4.32**	4.03	4.22
2,939	**(5,048)**	**(1,223)**	**25**	**12**	**13,499**	**0.53**	**(0.84)**	1.01	(0.52)
(3,495)	**(2,782)**	**(319)**	**-**	**-**	**(13,936)**				
(556)	**(7,830)**	**(1,542)**	**25**	**12**	**(437)**				
8,898	**1,068**	**(474)**	**(449)**	**(437)**					
4,690	**3,425**	**886**	**5**	**(454)**	**87,145**	**3.62**	**0.74**	3.85	0.41
3,442	**2,425**	**1,277**	**-**	**(326)**	**95,780**	**2.63**	**0.90**	2.87	1.26
1,248	**1,000**	**(391)**	**5**	**(128)**	**(8,635)**	**0.99**	**(0.16)**	0.98	(0.85)
(647)	**(936)**	**599**	**-**	**-**	**9,139**				
601	**64**	**208**	**5**	**(128)**	**504**				
355	**419**	**627**	**632**	**504**					
-	**-**	**-**	**-**	**7,217**	**7,217**				
-	**-**	**-**	**-**	**475**	**475**				
-	**-**	**-**	**-**	**6,742**	**6,742**				
-	**-**	**-**	**-**	**6,742**	**6,742**				
-	**-**	**-**	**-**	**6,742**					

Managment Review -
Exposure to Changes in Interest Rates - Consolidated
As at June 30, 2009
Appendix 2 (continued)

	On demand and up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 3 years
	(in million of NIS)			
Overall exposure to changes in interest rates				
Total assets**	**168,484**	**18,433**	**30,542**	**34,405**
Total liabilities	**158,028**	**22,727**	**39,490**	**20,542**
Difference	**10,456**	**(4,294)**	**(8,948)**	**13,863**
Effect of forward transactions and special commitments	**(4,705)**	**911**	**15,782**	**(1,658)**
Exposure to changes in interest rates within the segment	**5,751**	**(3,383)**	**6,834**	**12,205**
Accumulated exposure within the segment	**5,751**	**2,368**	**9,202**	**21,407**

* In the "with no repayment period" column, both balance sheet and off-balance sheet figures are presented.

** Including shares presented in the "with no repayment period" column.

General Notes:

(1) Full details regarding the exposure to changes in interest rates in each segment, according to balance sheet items, are available upon request.

(2) The maturity distribution presented above represents the present value of future flows, computed at the internal yield rate for each balance sheet item. Such future flows include interest which will accrue until the earlier of the repayment date or the date of change in the interest rate.

(3) The influence of hedge transactions is included in total assets or total liabilities, accordingly.

From 3 to 5 years	From 5 to 10 years	From 10 to 20 years	Over 20 years	With no repayment period*	Total	Internal yield rate	Average life	December 31, 2008 Internal yield rate	Average life
		(in million of NIS)				%	in years	%	in years
17,756	**19,300**	**3,585**	**64**	**10,275**	**302,844**	**-**	**1.14**	-	1.05
14,964	**20,906**	**5,348**	**267**	**490**	**282,762**	**-**	**1.17**	-	1.25
2,792	**(1,606)**	**(1,763)**	**(203)**	**9,785**	**20,082**	**-**	**(0.03)**	-	(0.20)
(5,055)	**(5,557)**	**282**	**-**	**-**	**-**				
(2,263)	**(7,163)**	**(1,481)**	**(203)**	**9,785**	**20,082**				
19,144	**11,981**	**10,500**	**10,297**	**20,082**					

Managment Review -
Total Credit Risk to the Public by Economic Sectors - Consolidated
Appendix 3

(in millions of NIS)

	As at June 30, 2009				
In respect of borrower activities in Israel	Balance Sheet credit risk(1)	Off-balance sheet credit risk(2)	Total credit risk to the public	Specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	**1,304**	**573**	**1,877**	**5**	**151**
Industry	**20,195**	**20,134**	**40,329**	**136**	**4,072**
Construction and Real Estate	**39,925**	**19,029**	**58,954**	**195**	**5,891**
Electricity and water	**2,147**	**2,503**	**4,650**	**1**	**5**
Commerce	**11,732**	**6,742**	**18,474**	**21**	**453**
Hotels, hospitality & food services	**5,480**	**911**	**6,391**	**7**	**1,151**
Transportation and storage	**6,071**	**2,857**	**8,928**	**2**	**309**
Communications and computer services	**4,022**	**2,743**	**6,765**	**47**	**352**
Financial services	**18,623**	**16,025**	**34,648**	**32**	**1,209**
Other business services	**11,539**	**6,250**	**17,789**	**40**	**305**
Public and community services	**6,624**	**1,516**	**8,140**	**4**	**250**
Private individuals - housing loans	**32,258**	**545**	**32,803**	**(3)**	**957**
Private individuals - other	**35,236**	**69,632**	**104,868**	**154**	**839**
Total with respect to borrower activities in Israel	**195,156**	**149,460**	**344,616**	**641**	**15,944**
With respect to borrowers activities abroad	**27,858**	**18,161**	**46,019**	**40**	**1,621**
Total	**223,014**	**167,621**	**390,635**	**681**	**17,565**

Credit risk included within the various economic sectors					
Settlement movements(4)	**4,001**	**1,603**	**5,604**	**18**	**645**
Local authorities(5)	**4,172**	**257**	**4,429**	**-**	**50**

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 217,154 4,086, 3 and 1,771 respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Managment Review - Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 3 (continued)

(in millions of NIS)

	As at June 30, 2008*				
In respect of borrower activities in Israel (continued)	Balance Sheet credit risk(1)	Off-balance sheet credit risk**(2)	Total credit risk to the public	Specific provision for doubtful debts	Problematic debt balances(3)
Agriculture	1,392	508	1,900	(105)	150
Industry	21,710	16,599	38,309	182	3,564
Construction and Real Estate	37,330	20,059	57,389	37	3,891
Electricity and water	2,271	2,562	4,833	-	3
Commerce	***12,091	***7,003	***19,094	21	430
Hotels, hospitality & food services	5,080	2,417	7,497	(13)	1,185
Transportation and storage	5,852	2,603	8,455	-	55
Communications and computer services	3,544	2,703	6,247	25	149
Financial services	***17,679	21,190	***38,869	(4)	549
Other business services	10,128	3,465	13,593	37	286
Public and community services	6,399	1,804	8,203	4	241
Private individuals - housing loans	30,529	601	31,130	18	1,017
Private individuals - other	35,853	61,202	97,055	91	579
Total with respect to borrower activities in Israel	189,858	142,716	332,574	293	12,099
With respect to borrowers activities abroad	32,298	28,119	60,417	14	***317
Total	222,156	170,835	392,991	307	***12,416
Credit risk included within the various economic sectors					
Settlement movements(4)	4,070	1,428	5,498	(111)	789
Local authorities(5)	3,841	295	4,136	-	57

* Reclassified - Other debtors in respect of credit cards, in the amount of NIS 5,322 million, which were presented in a separate line in the financial statements as at June 30, 2008 have been reclassified to the various economic sectors.

** Restated-off-balance sheet credit risk has been restated to include a correction in credit card credit facilities balances.

*** Reclassified.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 212,634 6,332, 128 and 3,062 respectively

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Managment Review - Total Credit Risk to the Public by Economic Sectors - Consolidated

Appendix 3 (continued)

(in millions of NIS)

	As at December 31, 2008				
In respect of borrower activities in Israel (continued)	Balance Sheet credit risk(1)	Off-balance sheet credit risk*(2)	Total credit risk to the public	Annual specific provision for doubtful debts	Problematic debt balances(1)(3)
Agriculture	1,404	489	1,893	(99)	158
Industry	20,608	18,130	38,738	431	3,596
Construction and Real Estate	39,663	19,660	59,323	418	5,847
Electricity and water	2,140	2,691	4,831	2	2
Commerce	**12,851	**6,495	**19,346	54	410
Hotels, hospitality & food services	5,422	1,895	7,317	(11)	1,126
Transportation and storage	6,486	2,440	8,926	68	211
Communications and computer services	3,986	2,619	6,605	120	430
Financial services	**22,002	**22,438	**44,440	111	1,001
Other business services	12,017	3,963	15,980	63	289
Public and community services	6,650	1,767	8,417	12	224
Private individuals - housing loans	31,542	366	31,908	17	984
Private individuals - other	34,477	66,763	101,240	273	754
Total with respect to borrower activities in Israel	199,248	149,716	348,964	1,459	15,032
With respect to borrowers activities abroad	34,048	20,141	54,189	84	1,053
Total	233,296	169,857	403,153	1,543	16,085

Credit risk included within the various economic sectors					
Settlement movements(4)	3,894	1,469	5,363	(114)	720
Local authorities(5)	4,188	299	4,487	-	58

* Restated - off-balance sheet credit risk has been restated to include a correction in credit card credit facilities balances.

** Reclassified.

(1) Credit to the public, investments in corporate bonds, securities which were borrowed or bought under agreements to resell and assets deriving from derivative instruments transacted against the public amounted to NIS 223,153, 4,504, 0 and 5,639 respectively.

(2) Credit risk in respect of off-balance sheet financial instruments as calculated for the purpose of single borrower credit limitations.

(3) Problematic debt balances including off-balance sheet credit risk components, net of credit covered with collateral, is permitted as a deduction for purposes of individual and borrowers' group credit limits.

(4) Kibbutzim and Moshavim, regional and national organizations and entities controlled by settlement movements.

(5) Including entities under their control.

Credit risk and problematic debt balances are presented net of specific provision for doubtful debts.

Managment Review -
Exposure to Foreign Countries - Consolidated[1]
Appendix 4

(in millions of NIS)

Part A - Information regarding total exposures to foreign countries and exposures to countries where total exposure to each country is greater than 1% of total conso lidated assets or greater than 20% of capital, whichever is lower.

	As at June 30, 2009											
	Balance Sheet Exposure								Off-Balance Sheet Exposure[2]			
	Cross-Border Balance Sheet Exposure			Balance-sheet exposure of the Bank's overseas offices to local residents							Cross-Border Balance Sheet Exposure	
Country	To Governments[3]	To Banks	Others	Balance-sheet exposures ,before deduction for local liabilities	Deduction for local liabilities	Balance-sheet exposures, net of local liabilities	Total Balance Sheet exposure	Problematic debt balance[4]	Total off-balance-sheet exposure	Of which: off-balance-sheet problematic credit risk	Maturity up to one year	Maturity over one year
A. United States	**1**	**1,914**	**1,330**	**21,961**	**5,136**	**16,825**	**20,070**	**557**	**13,864**	**83**	**1,321**	**1,924**
B. England	**-**	**1,207**	**804**	**2,566**	**1,015**	**1,551**	**3,562**	**139**	**7,144**	**3**	**1,146**	**865**
C. France	**-**	**866**	**333**	**-**	**-**	**-**	**1,199**	**1**	**2,802**	**-**	**458**	**741**
D. Turkey	**2**	**68**	**288**	**3,442**	**142**	**3,300**	**3,658**	**87**	**1,116**	**-**	**330**	**28**
E. Switzerland	**-**	**273**	**526**	**4,442**	**-**	**4,442**	**5,241**	**-**	**1,857**	**-**	**544**	**255**
F. Germany	**261**	**869**	**797**	**-**	**-**	**-**	**1,927**	**7**	**1,978**	**-**	**589**	**1,338**
G. Others	**923**	**4,106**	**5,210**	**386**	**239**	**147**	**10,386**	**223**	**3,102**	**-**	**5,849**	**4,390**
Total exposure to foreign ountries	**1,187**	**9,303**	**9,288**	**32,797**	**6,532**	**26,265**	**46,043**	**1,014**	**31,863**	**86**	**10,237**	**9,541**
Total exposure to LDC countries	**26**	**829**	**476**	**3,801**	**379**	**3,422**	**4,753**	**90**	**1,379**	**-**	**896**	**435**

(1) Based on the final risk, taking into account guarantees, liquid collateral and credit derivatives.
(2) Credit risk in off-balance-sheet financial instruments, as calculated for the purpose of the limits on indebtedness of a borrower.
(3) Governments, Official institutions and Central Banks.
(4) Balance of problematic debts, net of debts covered by collateral deductible for the purpose of the limits on indebtedness of a borrower and of a group of borrowers. Does not include off-balance-sheet risk-adjusted assets.

(in millions of NIS)

Part A - Information regarding total exposures to foreign countries and exposures to countries where total exposure to each country is greater than 1% of total consolidated assets or greater than 20% of capital, whichever is lower (continued).

	As at December 31, 2008											
	Balance Sheet Exposure								Off-Balance Sheet Exposure[2]			
	Cross-Border Balance Sheet Exposure			Balance-sheet exposure of the Bank's overseas offices to local residents							Cross-Border Balance Sheet Exposure	
Country	To Governments[3]	To Banks	Others	Balance-sheet exposures, before deduction for local liabilities	Deduction for local liabilities	Balance-sheet exposures, net of local liabilities	Total Balance Sheet exposure	Problematic debt balance[4]	Total off-balance-sheet exposure	Of which: off-balance sheet problematic credit risk	Maturity up to one year	Maturity over one year
A. United States	9	2,994	1,791	16,363	8,908	7,455	12,249	651	15,846	26	2,337	2,457
B. England	1	*2,916	802	956	840	116	*3,835	107	*8,635	3	2,336	1,383
C. France	-	1,690	351	-	-	-	2,041	2	1,754	-	1,247	794
D. Turkey	13	173	269	3,591	48	3,543	3,998	24	1,345	-	360	95
E. Switzerland	-	324	459	3,798	-	3,798	4,581	-	1,861	-	502	281
F. Germany	464	*2,001	633	-	-	-	*3,098	18	*2,945	-	1,956	1,142
G. Others	400	5,542	4,827	410	159	251	11,020	239	4,970	20	5,815	4,954
Total exposure to foreign countries	887	15,640	9,132	25,118	9,955	15,163	40,822	1,041	37,356	49	14,553	11,106
Total exposure to LDC countries	34	1,002	750	3,959	207	3,752	5,538	81	1,606	-	1,368	418

* Reclassified.
(1) Based on the final risk, taking into account guarantees, liquid collateral and credit derivatives.
(2) credit risk in off-balance-sheet financial instruments, as calculated for the purpose of the limits on indebtedness of a borrower.
(3) Governments, Official institutions and Central Banks.
(4) Balance of problematic debts, net of debts covered by collateral deductible for the purpose of the limits on indebtedness of a borrower and of a group of borrowers. Does not include off-balance-sheet risk-adjusted assets.

Part B - Information regarding countries where total exposure to each country is between 0.75% and 1% of total consolidated assets, or between 15% and 20% of capital, whichever is lower.

Name of Country:
Canada

The aggregate balance-sheet exposures to foreign countries detailed in this section total NIS 2,082 million as at June 30, 2009. (December 31, 2008: NIS 2,525 million)

Note: Data for June 2009 include countries that do not exceed the required exposure amount, because these countries were included in the data for December 2008.

CEO Certification

I, Zion Kenan, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended June 30, 2009 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, changes in shareholders' equity, and cash flows of the Bank in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures with regard to the Bank's disclosure and internal control of financial reporting (as defined in the Public Reporting Directives concerning the "Board of Directors' Report"); furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   - B. We have established such internal control of financial reporting, or caused such internal control of financial reporting to be established under our supervision, intended to provide a reasonable degree of confidence with regard to the reliability of the financial reporting, and that the financial reports for external purposes are prepared in accordance with generally accepted accounting principles and with the directives and guidelines of the Supervisor of Banks;
   - C. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure in the Report, as at the end of the period covered in the Report, based on our assessment; and
   - D. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zion Kenan
Acting CEO

Tel Aviv, August 26, 2009

Chief Accountant Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended June 30, 2009 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, changes in shareholders' equity, and cash flows of the Bank in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures with regard to the Bank's disclosure and internal control of financial reporting (as defined in the Public Reporting Directives concerning the "Board of Directors' Report"); furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   B. We have established such internal control of financial reporting, or caused such internal control of financial reporting to be established under our supervision, intended to provide a reasonable degree of confidence with regard to the reliability of the financial reporting, and that the financial reports for external purposes are prepared in accordance with generally accepted accounting principles and with the directives and guidelines of the Supervisor of Banks;
   C. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure in the Report, as at the end of the period covered in the Report, based on our assessment; and
   D. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, August 26, 2009




BDO
ZIV HAFT

Auditors' Report to the Shareholders of Bank Hapoalim Ltd.

Introduction

We have reviewed the accompanying financial information of Bank Hapoalim B.M. and its subsidiaries (hereinafter - the "Bank") comprising of the condensed consolidated interim balance sheet as at June 30, 2009 and the related condensed consolidated interim statements of income, changes in equity and cash flows for the three and six month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board "Interim Financial Reporting" and in accordance with the guidelines and directives of the Supervisor of Banks. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We have conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel, and a review standard applied in the review of banking institutions according to the guidelines and directives of the Supervisor of Banks. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board and in accordance with the instructions and directives of the Supervisor of Banks.

Without qualifying our above conclusion, we call attention to Note 6D (B) regarding the exposure to class actions that were filed against the Bank and its subsidiaries and to Note 4 regarding the adjustment by restatement of comparative information in previous periods of the capital to risk adjusted assets ratio in order to reflect an amendment to the conversion rate for unutilized credit facilities of credit cards in the mentioned ratio.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel Aviv, August 26, 2009

Condensed Consolidated Balance Sheet
as at June 30, 2009

(in millions of NIS)

December 31 2008 Audited		June 30 2009 Unaudited	June 30 2008 Unaudited
	Assets		
38,590	Cash on hand and deposits with banks	**44,249**	42,298
26,657	Securities	**29,489**	*31,695
-	Securities which were borrowed or bought under agreements to resell	**15**	128
222,100	Credit to the public	**215,973**	*211,193
270	Credit to governments	**283**	298
480	Investments in equity basis investees	**151**	658
3,905	Buildings and equipment	**3,865**	3,972
14,845	Other assets	**8,819**	10,667
306,847	Total assets	**302,844**	300,909
	Liabilities and Shareholders' Equity		
226,953	Deposits from the public	**228,136**	226,955
8,198	Deposits from banks	**6,936**	10,031
1,657	Deposits from the Government	**1,562**	1,828
237	Securities which were lent or sold under agreements to repurchase	**1**	208
20,818	Debentures and subordinated notes	**22,162**	19,111
29,759	Other liabilities	**23,965**	23,227
287,622	Total liabilities	**282,762**	281,360
430	Minority interests	**349**	791
18,795	Shareholders' equity	**19,733**	18,758
306,847	Total liabilities and shareholders' equity	**302,844**	300,909

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Yair Seroussi
Chairman of the
Board of Directors

Zion Kenan
Acting
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director,
Chief Accountant

Tel Aviv, August 26, 2009

Condensed Consolidated Statement of Profit and Loss

for the period ended June 30, 2009

(in millions of NIS)

Year ended December 31		Three months ended June 30		Six months ended June 30	
2008		**2009**	2008	**2009**	2008
Audited		Unaudited			
3,256	Profit (loss) from financing activities before provision for doubtful debts	**1,955**	1,943	**2,927**	(69)
1,520	Provision for doubtful debts	**538**	252	**852**	284
1,736	Profit (loss) from financing activities after provision for doubtful debts	**1,417**	1,691	**2,075**	(353)
	Operating and other income				
*4,654	Operating commissions	**1,137**	*1,153	**2,238**	*2,417
(113)	Profits (losses) from investments in shares, net	**47**	24	**51**	21
*114	Other income	**47**	*28	**104**	*51
4,655	Total operating and other income	**1,231**	1,205	**2,393**	2,489
	Operating and other expenses				
4,762	Salaries and related expenses	**1,010**	1,085	**2,132**	2,548
1,355	Maintenance and depreciation of buildings and equipment	**345**	326	**686**	669
2,030	Other expenses	**535**	500	**1,012**	962
8,147	Total operating and other expenses	**1,890**	1,911	**3,830**	4,179
(1,756)	Operating profit (loss) before taxes	**758**	985	**638**	(2,043)
(397)	Provision for taxes (tax benefit) on operating profit (loss)	**369**	431	**229**	(521)
(1,359)	Operating profit (loss) after taxes	**389**	554	**409**	(1,522)
(195)	Share in net, after-tax operating profits of equity basis investees	**6**	6	**9**	13
85	Minority interests, in net after-tax operating (profits) losses of subsidiary companies	**(15)**	(15)	**(17)**	49
(1,469)	Net operating profit (loss)	**380**	545	**401**	(1,460)
574	Net profit from extraordinary transactions, after taxes	**2**	49	**23**	487
(895)	Net profit (loss)	**382**	594	**424**	(973)
	Earnings (loss) per share (in NIS):				
	Basic earnings				
(1.13)	Net operating profit (loss)	**0.29**	0.42	**0.30**	(1.13)
0.44	Profit from extraordinary transactions	**-**	0.04	**0.02**	0.38
(0.69)	Net profit (loss) per share	**0.29**	0.46	**0.32**	(0.75)
	Diluted earnings				
(1.13)	Net operating profit (loss)	**0.29**	0.41	**0.30**	(1.13)
0.44	Profit from extraordinary transactions	**-**	0.04	**0.02**	0.38
(0.69)	Net profit (loss) per share	**0.29**	0.45	**0.32**	(0.75)

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the periods ended June 30, 2009

Unaudited
(in millions of NIS)

	For the three months ended June 30, 2009								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Inherent in share based payment transactions	Others	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Total Shareholder's equity
Balance as at March 31, 2009	**8,047**	**149**	**(18)**	**8,178**	**169**	**(115)**	**(71)**	**10,825**	**18,986**
Net profit	-	-	-	-	-	-	-	**382**	**382**
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	-	**404**	-	-	-	**404**
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss	-	-	-	-	**84**	-	-	-	**84**
Related tax effect	-	-	-	-	**(161)**	-	-	-	**(161)**
Benefit inherent in share based payment transactions	-	**12**	-	**12**	-	-	-	-	**12**
Realization/expiration of options to shares	**4**	**(3)**	**(1)**	-	-	-	-	-	-
Net profit in respect of cash flow hedging which was reclassified to the statement of profit and loss	-	-	-	-	-	-	**18**	-	**18**
Related tax effect	-	-	-	-	-	-	**(6)**	-	**(6)**
Translation adjustments relating to equity basis investees*	-	-	-	-	-	**14**	-	-	**14**
Balance as at June 30, 2009	**8,051**	**158**	**(19)**	**8,190**	**496**	**(101)**	**(59)**	****11,207**	**19,733**

* Adjustments from translation of financial statements of autonomous units.
** Includes NIS 2,737 million that cannot be distributed as dividend.

The accompanying notes are an integral part of the financial statements

Condensed Statement of Changes in Shareholders' Equity
for the periods ended June 30, 2009 (continued)

Unaudited
(in millions of NIS)

	For the three months ended June 30, 2008								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Inherent in share based payment transactions	Others	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments**	Net Profits (losses) from cash flow hedging	Surplus	Total Shareholder's equity
Balance as at March 31, 2008	*7,280	*122	2	7,404	126	(51)	(268)	10,111	17,322
Net profit	-	-	-	-	-	-	-	594	594
Share Issue	732	-	3	735	-	-	-	-	735
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	-	(139)	-	-	-	(139)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss	-	-	-	-	29	-	-	-	29
Related tax effect	-	-	-	-	45	-	-	-	45
Benefit inherent in share based payment transactions	-	16	-	16	-	-	-	-	16
Realization of options to shares	*2	*(2)	-	-	-	-	-	-	-
Net profit in respect of cash flow hedging	-	-	-	-	-	-	215	-	215
Net profit in respect of cash flow hedging which was reclassified to the statement of profit and loss	-	-	-	-	-	-	67		67
Related tax effect	-	-	-	-	-	-	(104)	-	(104)
Translation adjustments relating to equity basis investees**	-	-	-	-	-	(22)	-	-	(22)
Balance as at June 30, 2008	8,014	136	5	8,155	61	(73)	(90)	10,705	18,758

* Reclassified.
** Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of the financial statements

Condensed Statement of Changes in Shareholders' Equity

for the periods ended June 30, 2009 (continued)

Unaudited
(in millions of NIS)

	For the six months ended June 30, 2009								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Inherent in share based payment transactions	Others	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Total Shareholder's equity
Balance as at December 31, 2008	**8,033**	**151**	**5**	**8,189**	**28**	**(135)**	**(70)**	**10,783**	**18,795**
Net profit	-	-	-	-	-	-	-	**424**	**424**
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	-	**523**	-	-	-	**523**
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss	-	-	-	-	**172**	-	-	-	**172**
Related tax effect	-	-	-	-	**(227)**	-	-	-	**(227)**
Benefit inherent in share based payment transactions	-	**23**	-	**23**	-	-	-	-	**23**
Realization/expiration of options to shares	**18**	**(16)**	**(1)**	**1**	-	-	-	-	**1**
Net profit (loss) in respect of cash flow hedging which was reclassified to the statement of profit and loss	-	-	-	-	-	-	**17**	-	**17**
Related tax effect	-	-	-	-	-	-	**(6)**	-	**(6)**
Translation adjustments relating to equity basis investees*	-	-	-	-	-	**34**	-	-	**34**
Other adjustments relating to equity basis investees	-	-	**(23)**	**(23)**	-	-	-	-	**(23)**
Balance as at June 30, 2009	**8,051**	**158**	**(19)**	**8,190**	**496**	**(101)**	**(59)**	****11,207**	**19,733**

* Adjustments from translation of financial statements of autonomous units.
** Includes NIS 2,737 million that cannot be distributed as dividend.

The accompanying notes are an integral part of the financial statements

Condensed Statement of Changes in Shareholders' Equity
for the periods ended June 30, 2009 (continued)

Unaudited
(in millions of NIS)

	For the six months ended June 30, 2008								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Inherent in share based payment transactions	Others	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments**	Net Profits (losses) from cash flow hedging	Surplus	Total Shareholder's equity
Balance as at December 31, 2007	*7,259	*137	7	7,403	(145)	(11)	(147)	11,678	18,778
Net loss	-	-	-	-	-	-	-	(973)	(973)
Share Issue	732	-	3	735	-	-	-	-	735
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	-	(288)	-	-	-	(288)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss	-	-	-	-	610	-	-	-	610
Related tax effect	-	-	-	-	(116)	-	-	-	(116)
Benefit inherent in share based payment transactions	-	22	-	22	-	-	-	-	22
Realization of options to shares	*23	*(23)	-	-	-	-	-	-	-
Net loss in respect of cash flow hedging	-	-	-	-	-	-	24	-	24
Net profit in respect of cash flow hedging which was reclassified to the statement of profit and loss	-	-	-	-	-	-	67	-	67
Related tax effect	-	-	-	-	-	-	(34)	-	(34)
Translation adjustments relating to equity basis investees**	-	-	-	-	-	(62)	-	-	(62)
Other adjustments relating to equity basis investees	-	-	(5)	(5)	-	-	-	-	(5)
Balance as at June 30, 2008	8,014	136	5	8,155	61	(73)	(90)	10,705	18,758

* Reclassified.
** Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of the financial statements

Condensed Statement of Changes in Shareholders' Equity
for the periods ended June 30, 2009 (continued)

Audited
(in millions of NIS)

	For the year ended December 31, 2008								
		Capital Reserves			Cumulative other comprehensive income				
	Share Capital and Premium	Inherent in share based payment transactions	Others	Total Capital and capital reserves	Adjustments in respect of presentation of securities available for sale at fair value	Translation adjustments*	Net Profits (losses) from cash flow hedging	Surplus	Total Shareholder's equity
Balance as at December 31, 2007	7,259	137	7	7,403	(145)	(11)	(147)	11,678	18,778
Net loss	-	-	-	-	-	-	-	(895)	(895)
Share Issue	736	-	3	739	-	-	-	-	739
Adjustments in respect of presentation of securities available for sale at fair value	-	-	-	-	(400)	-	-	-	(400)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss	-	-	-	-	659	-	-	-	659
Related tax effect	-	-	-	-	(86)	-	-	-	(86)
Benefit inherent in share based payment transactions	-	52	-	52	-	-	-	-	52
Realization of options to shares	38	(38)	-	-	-	-	-	-	-
Net loss in respect of cash flow hedging	-	-	-	-	-	-	(11)	-	(11)
Net profit in respect of cash flow hedging which was reclassified to the statement of profit and loss	-	-	-	-	-	-	133	-	133
Related tax effect	-	-	-	-	-	-	(45)	-	(45)
Translation adjustments relating to equity basis investees*	-	-	-	-	-	(124)	-	-	(124)
Other adjustments relating to equity basis investees	-	-	(5)	(5)	-	-	-	-	(5)
Balance as at December 31, 2008	8,033	151	5	8,189	28	(135)	(70)	10,783	18,795

* Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of the financial statements

Condensed Statements of Cash Flows - Consolidated (in millions of NIS)
for the period ended June 30, 2009

	For the three months period ended June 30, 2009	For the six months period ended June 30, 2009	For the year ended December 31, 2008
	Unaudited		Audited
Cash flows generated by operating activities			
Net profit (loss) for the year	**382**	**424**	(895)
Adjustments to reconcile net profit to net cash generated by operating activities:			
The bank's share in net equity basis investees including dividend received	**(6)**	**(9)**	243
Minority interests in net profits (losses) of consolidated companies	**15**	**17**	(85)
Depreciation	**164**	**326**	628
Other amortizations, net	**14**	**24**	46
Provision for doubtful debts	**538**	**852**	1520
Loss from sale and adjustment of securities available for sale and held to maturity	**106**	**187**	7,896
Realized and unrealized loss (profit) from adjustments to fair value of securities held for trading	**10**	**(2)**	(35)
Loss (profit) from sale, decrease in value and change in holding rates in subsidiaries and affiliates	**-**	**1**	(164)
Gain from sale of buildings and equipment	**-**	**-**	(12)
Change in provision for anticipated loss in respect of buildings designated for sale	**1**	**(1)**	-
Change in benefit inherent in share based transactions	**12**	**23**	59
Retirement compensation - Increase in excess accrued reserve over prepaid assets	**52**	**33**	627
Deferred taxes, net	**267**	**101**	(338)
Adjustments included in investment and financing activities	**(21)**	**(21)**	-
Net cash inflow generated by operating activities	**1,534**	**1,955**	9,490
Cash flows used in activities in assets			
Deposits in banks, net	**1,849**	**6,011**	(1,510)
Acquisition of debentures held to maturity	**(34)**	**(37)**	(175)
Proceeds from redemption of debentures held to maturity	**-**	**1,569**	1,051
Acquisition of securities available for sale	**(1,949)**	**(7,593)**	(25,678)
Proceeds from sale of securities available for sale	**2,163**	**6,632**	33,942
Securities held for trading, net	**(1,692)**	**(2,517)**	1,598
Securities which were borrowed or bought under agreements to resell, net	**4**	**(15)**	471
Credit to the public, net	**4,368**	**5,319**	(24,587)
Credit to governments, net	**50**	**(13)**	134
Acquisition of shares in consolidated companies	**(53)**	**(53)**	-
Acquisition of rights in equity-basis investee	**(12)**	**(12)**	-
Investment in capital notes of an equity-basis investee	**-**	**-**	(202)
Proceeds in respect of companies removed from consolidation (Addendum A)	**-**	**-**	(823)
Proceeds from sale of investment in equity-basis investees	**-**	**2**	-
Acquisition of buildings and equipment	**(158)**	**(286)**	(820)
Proceeds from sale of buildings and equipment	**-**	**1**	38
Other assets, net	**2,022**	**5,669**	(6,076)
Net cash inflow for activities in assets	**6,558**	**14,667**	(22,637)

The accompanying notes are an integral part of the financial statements.

Condensed Statements of Cash Flows - Consolidated (in millions of NIS)
for the period ended June 30, 2009 (continued)

	For the three months period ended June 30, 2009	For the six months period ended June 30, 2009	For the year ended December 31, 2008
	Unaudited		Audited
Cash flows generated by activities in liabilities and capital			
Deposits from the public, net	**(4,306)**	**1,183**	7,565
Deposits from banks, net	**417**	**(1,262)**	(3,229)
Deposits from the Government, net	**(90)**	**(95)**	(553)
Securities which were lent or sold under agreements to repurchase, net	**(184)**	**(236)**	(1,151)
Debentures and subordinated notes, net	**3,195**	**1,344**	2,006
Other liabilities, net	**(2,105)**	**(5,854)**	9,689
Realization of options to shares	**-**	**1**	739
Dividend paid to minority shareholders in subsidiaries	**-**	**(43)**	-
Net cash inflow generated by activities in liabilities and capital	**(3,073)**	**(4,962)**	15,066
Increase in cash	**5,019**	**11,670**	1,919
Balance of cash at beginning of year	**36,570**	**29,919**	28,000
Balance of cash at end of year	**41,589**	**41,589**	29,919

Addendum A

	For the three months period ended June 30, 2009	For the six months period ended June 30, 2009	For the year ended December 31, 2008
	Unaudited		Audited
Consideration from realization of investments in subsidiaries that were consolidated in the past:			
Assets and Liabilities of the subsidiaries consolidated in the past, at the date of sale:			
Assets(1)	**-**	**-**	9,563
Liabilities	**-**	**-**	(10,121)
Minority interests	**-**	**-**	(429)
Capital gain from realization of investments in subsidiaries that were consolidated in the past	**-**	**-**	164
Cash flow from realization of investments in subsidiaries consolidated in the past	**-**	**-**	(823)

(1) In 2008: Excluding cash in the amount of NIS 1,516 million

The accompanying notes are an integral part of the financial statements.

Notes to the Condensed Financial Statements
as at June 30, 2009

Note 1
Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation

A. Accounting Policy

The Condensed Financial Statements as at June 30, 2009 were prepared in accordance with generally accepted accounting principles and with the directives and guidelines of the Supervisor of Banks. The accounting principles used in the preparation of these Condensed Financial Statements were implemented in accordance with the same accounting principles that were used in the preparation of the audited Financial Statements as at December 31, 2008, with the exceptions noted in Section B below.

These reports should be perused in the context of the Annual Financial Statements as at December 31, 2008, and their accompanying Notes.

B. First-Time Implementation of New Accounting Standards:

In January 2009, the Israel Accounting Standards Board published Accounting Standard No. 15 (Amended), "Impairment of Assets" (hereinafter: the "Standard"), Clarification No. 10, "Accounting Treatment of Impairment of an Investment in an Investee Company that is Not a Subsidiary," and a reformulation of Clarifications No. 1 and No. 6 on "Accounting Treatment of Impairment of an Investment in an Investee Company that is Not a Subsidiary" and on "Treatment of Impairment of Assets of an Investee Company that is Not a Subsidiary," respectively.

Standard 15 (Amended) primarily changes the accounting treatment of the manner of consolidated allocation of goodwill to cash-generating units. Clarification No. 10 stipulates how a loss from impairment of an investee company that is not a subsidiary should be allocated, including the treatment regarding a cancellation of a loss from impairment recognized in previous periods.

Pursuant to the Standard, in order to examine impairment, goodwill acquired in the course of a business combination will be allocated as of the date of the acquisition to each of the cash-generating units or groups of cash-generating units of the acquiree, and to each of the cash-generating units or groups of cash-generating units of the acquirer, which are expected to benefit from the synergies of the joining, regardless of whether other assets or other liabilities of the acquired entity are assigned to those units or groups of units. The basis for allocation shall be according to the relative fair value of the units at the acquisition date. Thus, the impairment of goodwill is to be examined on a level reflecting the manner in which the entity administers its operations and to which the goodwill is attributed. The Standard further stipulates that each unit or group of units to which goodwill has been allocated shall represent the lowest level at which goodwill is monitored for internal administration purposes, and shall not be larger than a segment, as established under Accounting Standard No. 11, "Segmental Reporting." The Standard thereby cancelled the accounting treatment in the previous standard concerning the implementation of a two-stage test to examine the recognition of impairment ("top-down" and "bottom-up" tests).

Clarification No. 10 states that an entity must determine at each balance-sheet date whether signs exist to indicate impairment of an investment in an equity-basis investee. If such a sign exists, the entity must estimate the recoverable amount of the investment, in accordance with the directives of the Standard. If a loss from impairment is recognized, according to the Standard, this loss shall be allocated to the investment as a whole. The cancellation of a loss from impairment of the investment shall also be performed by examining the investment as a whole. Clarification No. 10 thereby cancels the rules set forth in Standard 15 prior to its amendment, whereby the allocation of a loss from impairment of an investment in an equity-basis investee was first allocated to goodwill in the investment account, and the balance of the loss was recorded against the investment as a whole.

The reformulation of Clarification No. 1 has been adapted to the accounting treatment of impairment of investee companies, as stipulated in Standard 15 (Amended) and in Clarification No. 10.

The directives of the Standard and the Clarifications are to be implemented from this point forward, commencing with the financial statements for the first period beginning on January 1, 2009 or later.

The implementation of the Standard had no material impact on the results of operations of the Bank Group.

C. Effect of New Accounting Standards in the Period Prior to their Implementation:

1. In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 1968 and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not yet apply to banking corporations and credit-card companies whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks. With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has stated, inter alia, that during the second half of 2009 he will announce his decision regarding the implementation date of IFRS pertaining to the core business of banking.

In June 2009, the Supervisor of Banks issued a circular concerning "Reporting by Banking Corporations and Credit-Card Companies in Israel in Accordance with International Financial Reporting Standards (IFRS)," which establishes the expected manner of adoption of IFRS by banking corporations.

Pursuant to the circular, the deadlines for reporting by banking corporations according to IFRS are as follows:

a. On matters not related to the core business of banking – As of January 1, 2011. From that date forward, banking corporations will be required to update the accounting treatment of these matters routinely, pursuant to the transitional directives in the new international standards to be published on these matters, and in accordance with the clarifications to be issued by the Supervisor of Banks.

Note 1
Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation (continued)

b. On matters related to the core business of banking – As of January 1, 2013. During 2011, the Supervisor of Banks intends to reach a final decision on this matter. The final decision will be made taking into consideration the schedule established in the United States and the progress of the convergence process between international and American standards.
The circular clarifies that subsequent to the completion of the process of adjusting the directives to the international standards, the Supervisor of Banks will retain the authority to set forth binding clarifications with regard to the manner of implementation of the requirements of the international standards, and to set forth additional directives in cases in which it is necessary due to the requirements of the supervisory agencies in developed countries globally, or on matters not addressed by the international standards. In addition, the Supervisor of Banks will retain the authority to establish disclosure and reporting requirements.
Thus, until the target dates for the adoption of IFRS, as noted above, the financial statements of the Bank will continue to be prepared in accordance with the directives and guidelines of the Supervisor of Banks. At this stage, no directives have been established with regard to the transitional directives that will apply at the adoption of the international standards for the first-time.
2. In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereinafter: "Standard 23"). The standard replaces the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Party in Financial Statements), 1996, as adopted in the Public Reporting Directives of the Supervisor of Banks. The standard stipulates that assets and liabilities in respect of which a transaction has been executed between an entity and its controlling party shall be measured at the date of the transaction at fair value, with the difference between the fair value and the consideration allocated in the transaction to be allocated to shareholders' equity. A negative difference essentially constitutes a dividend and therefore reduces the balance of surpluses. A positive difference essentially constitutes an owner's investment, and is therefore stated in a separate item under shareholders' equity: "capital fund from a transaction between an entity and its controlling party."
The standard addresses three issues related to transactions between an entity and its controlling party, as follows:
- Transfers of assets to the entity from the controlling party, or alternatively, transfers of assets from the entity to the controlling party.
- Undertaking of a liability of the entity towards a third party, in full or in part, by the controlling party, or indemnification of the entity by its controlling party for expenses, or a waiver by the controlling party of a debt owed to him by the entity, in full or in part.
- Loans given to or received from the controlling party. In addition, the standard stipulates the disclosure to be made in the financial statements with regard to transactions between an entity and its controlling party during the period.

In May 2008, the Supervisor of Banks issued a letter stating that the rules that are to apply to banking corporations and credit-card companies with regard to the treatment of transactions between an entity and its controlling party are being reexamined. According to the letter, the Supervisor of Banks intends to apply the following rules to transactions between banking corporations or credit-card companies and their controlling parties, and to transactions between banking corporations and companies under their control:
a. International Financial Reporting Standards.
b. In the absence of a specific reference in the International Financial Reporting Standards, generally accepted accounting principles in the United States applicable to banking corporations in the U.S. shall be applied, provided that they do not conflict with international reporting standards.
c. In the absence of references in U.S. generally accepted accounting principles, parts of Standard 23 shall be applied, provided that they do not conflict with international reporting standards or with U.S. generally accepted accounting principles, as noted above.
As at the date of publication of the financial statements, the Supervisor of Banks has not yet issued a final directive with regard to the adoption of specific rules relating to this subject and with regard to the manner of the first-time implementation thereof.
3. Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses
A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, inter alia, on U.S. accounting standards (mainly FAS 5 and FAS 114) and on the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial departure from the current directives, which are detailed in Note 2F to the Annual Financial Statements for 2008, on the classification of problematic debts and the measurement of provisions for credit losses in respect of such debts.
According to the Circular, banking corporations are required to make provisions for credit losses at an appropriate level in order to cover estimated credit losses with respect to its credit portfolio. In addition to the aforesaid, according to the Circular, provisions must be made in a separate liability account at an appropriate level to cover estimated credit losses related to off-balance-sheet credit instruments, such as contractual engagements to provide credit and guarantees. The required provision to cover estimated credit losses with respect to the credit portfolio is to be assessed by one of two methods: "individual provisions" and "group provisions."

Note 1
Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation (continued)

The Circular requires an individual examination of decline in value to be performed for all debts where the contractual balance (without deducting accounting write-offs that do not involve legal waivers, unrecognized interest, provisions for credit losses, and collateral) is NIS 1 million or more, and for other debts identified by the banking corporation for individual assessment and for which the provision for decline in value is not included in the group provision. The Bank has chosen to identify debts with a total contractual balance (as described above) aggregated at the customer level of NIS 1 million or more for individual examination. The individual provision for credit losses is to be assessed based on expected future cash flows, discounted at the original effective interest rate of the debt; or, for debts contingent upon collateral, or when the banking corporation determines that seizure of an asset is expected, according to the fair value of the collateral placed under lien to secure the credit.

Group provisions are to be calculated in order to reflect provisions for decline in value in respect of unidentified credit losses inherent in large groups of small debts with similar risk attributes, and in respect of debts identified for individual examination and found to be unimpaired. The provision for credit losses in respect of debts evaluated on a group basis, excluding housing loans, for which a minimum specific provision was calculated based on the extent of arrears, is to be calculated in accordance with the rules stipulated in the U.S. accounting standard FAS 5 – Accounting for Contingencies (hereinafter: "FAS 5"), based on statistical models. With regard to the draft amendment of the Circular concerning the manner of calculation of the group provision, see below. The required provision in respect of off-balance-sheet credit instruments is to be assessed in accordance with the rules stipulated in U.S. accounting standard FAS 5.

The Directive stipulates various definitions and classifications of balance-sheet and off-balance-sheet credit risk, rules for the recognition of interest income from impaired debts, and rules for accounting write-offs of problematic debts. Among other things, the Circular states that a debt should be marked as impaired when the debt is identified for individual examination and the banking corporation estimates that it will be unable to collect the full amount owed to it according to the contractual terms of the debt agreement, including any debt identified for individual examination which is more than 90 days in arrears, any restructuring of problematic debt, and any debt in a current drawing account or in a current account charged with an addition of exceptional interest (as noted in Proper Conduct of Banking Business Directive No. 325; with regard to the draft amendment of Directive 325 and the amendment of the circular concerning the treatment of debts in current accounts and current drawing accounts, see below). Further, according to the Circular, accounting write-offs should be performed for all individually examined debts thought to be uncollectible, in amounts of such low value that their retention as assets is unjustified, or debts in respect of which the banking corporation has carried out prolonged collection efforts. With regard to debts evaluated on a group basis, accounting write-off rules were established based on the period of arrears and other parameters. In addition, requirements regarding documentation and disclosure in financial statements of problematic debts were significantly expanded.

The Directive is to be implemented in the financial statements of banking corporations and credit-card companies from the statements dated January 1, 2010 (hereinafter: the "First Implementation Date") forward. With regard to the draft amendment of the Circular concerning the First Implementation Date, see below. The Directive is not to be implemented retroactively in financial statements for previous periods. At the First Implementation Date, banking corporations and credit card companies will be required, among other things, to:

- Perform accounting write-offs of all debts meeting the conditions for accounting write-offs on that date.
- Adjust the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments at the transition date to the requirements of the Directive.
- Classify all debts meeting the conditions for such classification as under special supervision, inferior, or impaired; cancel all accrued unpaid interest income in respect of all debts meeting the relevant conditions on that date.
- Examine the need to adjust the balance of current and deferred taxes receivable and payable.

Adjustments of the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments to the requirements of the Directive at the First Implementation Date are to be included directly in the item, "surpluses in shareholders' equity."

In this regard, it was clarified that despite the definition according to which restructured problematic debt is impaired debt, banking corporations and credit-card companies are not required to classify as impaired debts restructured prior to January 1, 2007, provided that the debt is not impaired based on the conditions stipulated in the restructuring agreement.

The execution of provisions for credit losses pursuant to the Circular is materially different from that currently implemented in accordance with Public Reporting Directives and Proper Conduct of Banking Business No. 314 concerning the treatment of problematic debts and in respect of off-balance-sheet credit exposures, and may have a material impact on the reported results and financial position of the Bank. In addition, implementation of the Directive requires substantial preparations and changes to existing information systems, which are currently not adapted to reporting according to the proposed principles.

Note 1
Accounting Policy and the Effect of New Accounting Standards in the Period Prior to Implementation (continued)

The Bank's preparations for the implementation of the Directive include the establishment of a steering committee led by a member of the Board of Management; allocation of financial, computing, and human resources at the necessary level in order to comply with the requirements and timelines set in the Directive; and the examination and alteration of processes, systems, controls, and procedures at the Bank related to credit risks.

As part of the implementation of the Directive, the Bank is developing and updating various IT tools and processes, primarily the following: preparation of suitable information infrastructures and management of new debt components; segmentation of credit by the different types of provisions; location and identification of problematic credit; calculation of group provisions; accounting write-offs; adaptation of systems to individual examinations of credit; and adaptation of accounting systems for the required accounting treatment and reporting. As at June 30, 2009, the Bank is at the stage of development and testing with regard to the preparation of suitable information infrastructures, calculation of group provisions, accounting write-offs, individual examinations of credit, and the adaptation of accounting systems. Most of the other processes listed above have been completed. Implementation of the system and the necessary training for relevant Bank personnel will be performed following the completion of development and testing, in advance of the First Implementation Date. Updates of work processes and writing of appropriate procedures will be completed by the end of 2009.

At this stage, prior to the completion of the required preparations at the Bank for the measurement of provisions for credit losses in accordance with the new Directive, the Board of Management of the Bank is unable to estimate the extent of the quantitative impact on the shareholders' equity of the Bank at the transition date and on its future financial results. In light of the complex, prolonged implementation process of the Directive, the Board of Management of the Bank believes that it will not be possible to estimate the full extent of the quantitative impact on the shareholders' equity of the Bank at the transition date earlier than the end of quarter preceding the First Implementation Date.

On July 28, 2009, the Bank of Israel issued a draft directive amending the original Circular from December 31, 2007, as well as other directives. The material amendments included in this draft are as follows:

a. The First Implementation Date is postponed to June 30, 2009.

b. Group provisions will not be calculated according to internal statistical models; instead, a formula established by the Supervisor of Banks will be used, in effect up to and including December 31, 2012. The formula will be based on historical rates of loss in the various economic sectors, with a division into problematic credit and non-problematic credit, in 2008, 2009, and half of 2010, as well as on rates of net accounting write-offs actually recorded in the periods following the First Implementation Date. In addition, the directive states that following implementation of the directive, there is no requirement to maintain a general and supplementary provision; however, in any case the amount of the group provision shall not be smaller than the amount of the general and supplementary provision calculated as at the end of each reporting period, incorporated in the tax rate.

c. Proper Conduct of Banking Business Directive No. 325 (Management of Credit Facilities in Current Accounts) will be amended such that it does not include any reference to the manner of accounting treatment of deviations from credit facilities in current drawing accounts or in current accounts. Concurrently, the Circular will be amended such that no special accounting treatment is required for deviations from credit facilities in current drawing accounts or current accounts, beyond that required for other debt items in arrears.

d. Proper Conduct of Banking Business Directive No. 315 (Supplementary Provision for Doubtful Debts) will be amended such that the terms used therein with regard to problematic credit are congruent with the terms used in the Circular.

e. Proper Conduct of Banking Business Directive No. 311 (Minimum Capital Ratio) will be amended such that despite the cancellation of the general provision upon inception of the Directive, the amount of the aforesaid provision will continue to be included in secondary capital.

(in millions of NIS)

Note 2
Securities

Composition:

	as at June 30, 2009				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	**79**	**79**	**2**	**-**	**81**
Of others	**690**	**690**	**55**	**(5)**	**740**
Total debentures held to maturity	**769**	**769**	**57**	**(5)**	**821**

			Cumulative other comprehensive income		
	Book value	Amortized cost (in shares-cost)	Profits	Losses	Fair value*
2) Securities available for sale					
Debentures and bonds:					
Government	**15,760**	**15,577**	**272**	**(89)**	**15,760**
Of others	**6,204**	**6,195**	**166**	**(157)**	**6,204**
Total debentures available for sale	**21,964**	**21,772**	**438**	**(246)**	**21,964**
Shares:					
Of others**	**2,505**	**2,006**	**500**	**(1)**	**(1)2,505**
Total Securities available for sale	**24,469**	**23,778**	**(2)938**	**(2)(247)**	**(1)24,469**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale.These securities are presented at the fair value or the balance of the credit the lower of the two. In August 2009, the receiver sold approximately 34% of the shares of Bezeq which it held in favor of the Bank. Following the sale, the Bank expects to record a net profit of approximately NIS 60 million in the third quarter of 2009.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 511 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

Notes:

(a) For details regarding Investments in Debentures - see Note 7.

(b) In January 2009 the Bank sold shares in Clal Insurance Holdings. Following the sale, the Bank's holdings in Clal Holdings. decreased to less than 10%.The Bank is not represented in the company's board of directors as of that date. As a result, the investment is now included in the 'available for sale' portfolio.

(in millions of NIS)

Note 2
Securities
(continued)

	as at June 30, 2009				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	**3,975**	**3,962**	**13**	**-**	**3,975**
Of others	**65**	**65**	**-**	**-**	**65**
Total debentures held for trading	**4,040**	**4,027**	**13**	**-**	**4,040**
Shares:					
Of others	**211**	**211**	**-**	**-**	**211**
Total securities held for trading	**4,251**	**4,238**	**(1)13**	**-**	**4,251**
Total securities	**29,489**	**28,785**	**1,008**	**(252)**	**29,541**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Attributed to the Statement of Profit and Loss.

Notes:
(a) For details regarding Investments in Debentures - see Note 7.
(b) In January 2009 the Bank sold shares in Clal Insurance Holdings. Following the sale, the Bank's holdings in Clal Holdings. decreased to less than 10%.The Bank is not represented in the company's board of directors as of that date. As a result, the investment is now included in the 'available for sale' portfolio.

4) Additional consolidated data regarding the asset-backed securities available for sale[1]

	as at June 30, 2009				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage backed securities (MBS)	**287**	**19**	**-**	**306**	**150**
Asset backed securities (ABS):					
Commercial and Industrial loans	**368**	**16**	**(41)**	**343**	**40**
Collateralized Debt Obligations (CDO)	**319**	**48**	**(13)**	**354**	**2**
Total Asset backed securities	**687**	**64**	**(54)**	**697**	**42**
Total	**974**	**83**	**(54)**	**1,003**	**192**

* Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
** Charged as a loss in the Statement of Profit and Loss during January-June 2009.
(1) During the second quarter of 2009, the Board of Directors of the Bank resolved to examine the possibility of selling the MBS and ABS portfolios, held in the Bank's London branch. Consequently, according to accounting principles, as of that date the declines in value of these MBS and ABS are to be allocated to the statement of profit and loss, even in cases in which the Bank is of the opinion that the decline in value is not of an other-than-temporary nature. Losses from declines in value in the amount of NIS 19 million recorded in the second quarter of 2009 stem from this resolution of the Board of Directors.

(in millions of NIS)

Note 2
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value[(1)]

	as at June 30, 2009					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Asset backed securities (ABS)						
Commercial and Industrial loans	-	-	**256**	**(41)**	**256**	**(41)**
Collateralized Debt Obligations (CDO)	-	-	**146**	**(13)**	**146**	**(13)**
Total Asset backed securities (ABS)	-	-	**402**	**(54)**	**402**	**(54)**
Total	-	-	**402**	**(54)**	**402**	**(54)**

(1) During the second quarter of 2009, the Board of Directors of the Bank resolved to examine the possibility of selling the MBS and ABS portfolios, held in the Bank's London branch. Consequently, according to accounting principles, as of that date the declines in value of these MBS and ABS are to be allocated to the statement of profit and loss, even in cases in which the Bank is of the opinion that the decline in value is not of an other-than-temporary nature. Losses from declines in value in the amount of NIS 19 million recorded in the second quarter of 2009 stem from this resolution of the Board of Directors.

(in millions of NIS)

Note 2
Securities
(continued)

Composition:

	as at June 30, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
1) Debentures held to maturity					
Debentures and bonds:					
Government	17	17	-	-	17
Of others	*3,001	*3,001	-	-	*3,001
Total debentures held to maturity	*3,018	*3,018	-	-	*3,018

			Cumulative other comprehensive income		
	Book value	Amortized cost (in shares-cost)	Profits	Losses	Fair value**
2) Securities available for sale					
Debentures and bonds:					
Government	13,169	13,093	123	(47)	13,169
Of others	10,728	10,907	53	(232)	10,728
Total debentures available for sale	23,897	24,000	176	(279)	23,897
Shares:					
Of others***	1,613	1,426	199	(12)	(1)1,613
Total Securities available for sale	25,510	25,426	(2)375	(2)(291)	(1)25,510

* Reclassified.
** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
*** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented at the fair value or the balance of the credit - the lower of the two.
(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 469 million.
(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(in millions of NIS)

Note 2
Securities
(continued)

	as at June 30, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value**
3) Securities held for trading					
Debentures and bonds:					
Government	3,092	3,091	4	(3)	3,092
Of others	55	55	-	-	55
Total debentures held for trading	3,147	3,146	4	(3)	3,147
Shares:					
Of others	20	20	-	-	20
Total securities held for trading	3,167	3,166	(1)4	(1)(3)	3,167
Total securities	*31,695	*31,610	379	(294)	*31,695

* Reclassified.
** Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Attributed to the Statement of Profit and Loss.

4) Additional consolidated data regarding the asset-backed securities available for sale

	as at June 30, 2008				
		Cumulative other comprehensive profit			
	Amortized cost	Profits**	Losses**	Fair value	Decline in value of an other than temporary nature***
Mortgage backed securities (MBS)	751	-	(72)	679	22
Asset backed securities (ABS)					
Commercial and Industrial loans	*268	5	*(20)	*253	31
Structured Investment Vehicles (SIV)	-	-	-	-	367
Collateralized Debt Obligations (CDO)	648	-	(51)	597	56
Commercial paper purchased in securitization transactions in which the Bank acted as sponsor	*1,683	-	-	*1,683	-
Total Asset backed securities (ABS)	2,599	5	(71)	2,533	454
Total	3,350	5	(143)	3,212	476

* Reclassified.
** Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
*** Charged as a loss in the Statement of Profit and Loss during January-June 2008.

(in millions of NIS)

Note 2
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at June 30, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage-Backed Securities (MBS)	557	(58)	87	(14)	644	(72)
Asset backed securities (ABS)						
Commercial and Industrial loans	22	(5)	*85	*(15)	*107	*(20)
Collateralized Debt Obligations (CDO)	548	(45)	26	(6)	574	(51)
Total Asset backed securities (ABS)	570	(50)	111	(21)	681	(71)
Total	1,127	(108)	198	(35)	1,325	(143)

* Reclassified.

(in millions of NIS)

Note 2
Securities
(continued)

	as at December 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	74	74	-	(6)	68
Of others	1,971	1,971	-	(6)	1,965
Total debentures held to maturity	2,045	2,045	-	(12)	2,033

			Cumulative other comprehensive income		
	Book value	Amortized cost (in shares-cost)	Profits	Losses	Fair value*
2) Securities available for sale					
Debentures and bonds:					
Government	14,077	13,824	332	(79)	14,077
Of others	6,992	7,367	29	(404)	6,992
Total debentures available for sale	21,069	21,191	361	(483)	21,069
Shares:					
Of others**	1,813	1,644	207	(38)	(1)1,813
Total Securities available for sale	22,882	22,835	(2)568	(2)(521)	(1)22,882

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented as the fair value or the balance of the credit-the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 488 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(in millions of NIS)

Note 2
Securities
(continued)

	as at December 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	1,648	1,626	22	-	1,648
Of others	62	65	-	(3)	62
Total debentures held for trading	1,710	1,691	22	(3)	1,710
Shares:					
Of others	20	21	-	(1)	20
Total securities held for trading	1,730	1,712	(1)22	(1)(4)	1,730
Total securities	26,657	26,592	590	(537)	26,645

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.
(1) Attributed to the Statement of Profit and Loss.

4) Additional consolidated data regarding the asset-backed securities available for sale

	as at December 31, 2008				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage backed securities (MBS):	413	2	(40)	375	197
Asset backed securities (ABS):					
Commercial and Industrial loans	376	-	(34)	342	85
Structured Investment Vehicles (SIV)	-	-	-	-	367
Collateralized Debt Obligations (CDO)	563	-	(84)	479	74
Total Asset backed securities (ABS)	939	-	(118)	821	526
Total	1,352	2	(158)	1,196	723

* Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
** Charged as a loss in the Statement of Profit and Loss during January-June 2009.

(in millions of NIS)

Note 2
Securities
(continued)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at December 31, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Mortgage backed securities (MBS)	18	(3)	260	(37)	278	(40)
Asset backed securities (ABS):						
Commercial and Industrial loans	178	(29)	28	(5)	206	(34)
Collateralized Debt Obligations (CDO)	107	(47)	290	(37)	397	(84)
Total Asset backed securities (ABS)	285	(76)	318	(42)	603	(118)
Total	303	(79)	578	(79)	881	(158)

(in millions of NIS)

Note 3
Composition of the Provision for Doubtful Debts

	Three months ended June 30							
	2009				2008			
	Specific provision*		Supplementary provision**	Total	Specific provision*		Supplementary provision**	Total
	According to the extent of arrears	Other			According to the extent of arrears	Other		
Provision balance as at the beginning of the period	**280**	**9,436**	**1,097**	**10,813**	296	8,954	1,048	10,298
Subsidiary consolidated for the first time	**-**	**-**	**-**	**-**	-	(56)	(6)	(62)
Provisions during the period	**24**	**537**	**88**	**649**	33	343	58	434
Reduction of provisions	**(31)**	**(82)**	**16**	**(97)**	(32)	(94)	(41)	(167)
Recoveries of debts written-off in previous years	**-**	**(14)**	**-**	**(14)**	-	(15)	-	(15)
Provision charged to statement of profit and loss	**(7)**	**441**	**104**	**538**	1	234	17	252
Write-offs***	**-**	**(162)**	**-**	**(162)**	-	(293)	-	(293)
Provision balance as at the end of the period	**273**	**9,715**	**1,201**	**11,189**	297	8,839	1,059	10,195
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**117**	**20**	**137**	-	437	-	437

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** Excluding collection of debts which were written off in previous years.

(in millions of NIS)

Note 3
Composition of the Provision for Doubtful Debts (continued)

	Six months ended June 30							
	2009				2008			
	Specific provision*		Supplementary provision**	Total	Specific provision*		Supplementary provision**	Total
	According to the extent of arrears	Other			According to the extent of arrears	Other		
Provision balance as at the beginning of the period	**285**	**9,374**	**1,053**	**10,712**	300	9,073	1,088	10,461
Subsidiary consolidated for the first time	**-**	**-**	**-**	**-**	-	(56)	(6)	(62)
Provisions during the period	**51**	**898**	**155**	**1,104**	63	660	58	781
Reduction of provisions	**(63)**	**(159)**	**(7)**	**(229)**	(65)	(226)	(81)	(372)
Recoveries of debts written-off in previous years	**-**	**(23)**	**-**	**(23)**	-	(125)	-	(125)
Provision charged to statement of profit and loss	**(12)**	**716**	**148**	**852**	(2)	309	(23)	284
Write-offs***	**-**	**(375)**	**-**	**(375)**	(1)	(487)	-	(488)
Provision balance as at the end of the period	**273**	**9,715**	**1,201**	**11,189**	297	8,839	1,059	10,195
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**117**	**20**	**137**	-	437	-	437

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** Excluding collection of debts which were written off in previous years.

(in millions of NIS)

Note 3
Composition of the Provision for Doubtful Debts (continued)

Details regarding the manner of calculation of the specific provision in housing loans

	June 30, 2009					
				Amount of specific provision		
	Balance sheet credit balance[1]	Balance of debt[2]	Of which - amount in arrears[3]	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	**29,160**	**791**	**162**	**273**	**-**	**273**
Large loans[4]	**2,241**	**64**	**31**	**-**	**14**	**14**
Other loans	**2,770**	**116**	**37**	**-**	**53**	**53**
Total	**34,171**	**971**	**230**	**273**	**67**	**340**

	June 30, 2008*					
				Amount of specific provision		
	Balance sheet credit balance[1]	Balance of debt[2]	Of which - amount in arrears[3]	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	28,366	821	182	297	-	297
Large loans[4]	1,683	65	31	-	9	9
Other loans	2,618	94	44	-	89	89
Total	32,667	980	257	297	98	395

* Reclassified.
(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 851 thousand (June 30, 2008: NIS 828 thousand).

(in millions of NIS)

Note 4
Capital Adequacy

Capital adequacy is calculated in accordance with the rules set forth in the Supervisor of Banks' Directive No. 311 ("Minimum Capital Ratio") and No. 341 ("Capital Allocations for Exposure to Market Risks").

A.

	June 30		December 31
	2009	2008	2008
	Unaudited		Audited
1. Capital for the purpose of calculating the capital to risk assets ratio			
Tier I Capital	**21,289**	20,684	20,873
Total Capital	**34,871**	29,765	30,625

	June 30, 2009		June 30, 2008		December 31, 2008	
	Unaudited				Audited	
	Balances**	Risk Balances	Balances*,**	Risk Balances*	Balances*,**	Risk Balances*
2. Weighted risk balances						
Credit risk						
Assets	**302,832**	**211,505**	301,507	216,914	307,479	223,201
Off-balance sheet instruments	**76,641**	**55,782**	75,016	54,145	73,440	52,136
Total credit risk assets	**379,473**	**267,287**	376,523	271,059	380,919	275,337
Market risk	**-**	**4,422**	-	5,278	-	5,189
Total risk assets	**379,473**	**271,709**	376,523	276,337	380,919	280,526

* Restated -The Bank made an adjustment, by way of a restatement of its capital to risk-adjusted assets ratio for previous periods, in order to reflect a correction of the conversion rate for unutilized credit facilities on credit cards, at a weighting rate of 50% instead of 0%, as was calculated in previous financial statements.
For the effect of the restatement on previous periods, see section C below.

** Assets-balance sheet balances; off-balance sheet instruments-stated value calculated taking into account the conversion ratios to credit.

	June 30, 2009	June 30, 2008	December 31, 2008
	Unaudited		Audited
3. Ratio of capital to risk assets			
Ratio of Tier I capital to risk assets	**7.84%**	*7.49%	*7.44%
Total ratio of capital to risk assets	**12.83%**	*10.77%	*10.92%
Total minimum capital ratio as required by the Supervisor of Banks	**9.00%**	9.00%	9.00%

* Restated.

(in millions of NIS)

Note 4
Capital Adequacy (continued)

B. Subsidiaries abroad under Supervisor's directive to maintain minimum capital requirement

Bank Pozitif			
Ratio of Tier I capital to risk assets	**29.85%**	34.73%	32.80%
Total ratio of capital to risk assets	**30.55%**	35.42%	32.44%
Total minimum capital ratio as required by the Supervisor of Banks	**15.00%**	15.00%	15.00%

C. Set out below are details of the ratio of capital to risk assets following the restatement for the reporting period from 12/31/07 until 12/31/08.

	As reported in this financial statement		As previously reported	
	Tier I Capital	Total Capital	Tier I Capital	Total Capital
December 31, 2008	7.44%	10.92%	7.60%	11.15%
September 30, 2008	7.74%	11.29%	7.89%	11.51%
June 30, 2008	7.49%	10.77%	7.65%	11.01%
March 31,2008	6.73%	9.54%	6.88%	9.74%
December 31, 2007	7.32%	10.01%	7.50%	10.26%

(in millions of NIS)

Note 5
Assets and Liabilities According to Linkage Basis - Consolidated

	as at June 30, 2009						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollar	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	**22,804**	**187**	**18,713**	**1,418**	**1,127**	**-**	**44,249**
Securities	**13,420**	**2,963**	**6,672**	**2,173**	**1,594**	**2,667**	**29,489**
Securities which were borrowed or bought under agreement to resell	**3**	**-**	**-**	**-**	**12**	**-**	**15**
Credit to the public[2]	**110,548**	**54,431**	**32,107**	**9,026**	**9,802**	**59**	**215,973**
Credit to governments	**1**	**19**	**263**	**-**	**-**	**-**	**283**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**151**	**151**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,865**	**3,865**
Other assets	**3,022**	**1,084**	**2,630**	**697**	**911**	**475**	**8,819**
Total assets	**149,798**	**58,684**	**60,385**	**13,314**	**13,446**	**7,217**	**302,844**
Liabilities							
Deposits from the public	**120,224**	**21,633**	**62,288**	**16,172**	**7,760**	**59**	**228,136**
Deposits from banks	**2,264**	**1,702**	**1,894**	**863**	**213**	**-**	**6,936**
Deposits from the Government	**90**	**1,320**	**152**	**-**	**-**	**-**	**1,562**
Securities which were lent or sold under agreements to repurchase	**-**	**-**	**-**	**-**	**1**	**-**	**1**
Debentures and subordinated notes	**1,901**	**19,210**	**945**	**21**	**85**	**-**	**22,162**
Other liabilities	**16,843**	**1,320**	**3,826**	**605**	**955**	**416**	**23,965**
Total liabilities	**141,322**	**45,185**	**69,105**	**17,661**	**9,014**	**475**	**282,762**
Excess of assets (liabilities)	**8,476**	**13,499**	**(8,720)**	**(4,347)**	**4,432**	**6,742**	**20,082**
Effect of non hedging derivatives:							
Derivative instruments (not including options)	**4,262**	**(13,936)**	**8,597**	**4,302**	**(3,225)**	**-**	
Options in the money, net (in terms of underlying asset)	**730**	**-**	**(582)**	**210**	**(358)**		
Options out of the money, net (in terms of underlying asset)	**(195)**	**-**	**160**	**105**	**(70)**		
Total	**13,273**	**(437)**	**(545)**	**270**	**779**	**6,742**	
Options in the money, net (nominal present value)	**561**	**-**	**(304)**	**10**	**(267)**		
Options out of the money, net (nominal present value)	**833**	**-**	**(1,591)**	**908**	**(150)**		

* Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 5
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

	as at June 30, 2008						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollar	Euro	Other	Non-monetary items**	Total
Assets							
Cash on hand and deposits with banks	6,272	1,408	31,592	2,344	682	-	42,298
Securities	13,198	*2,242	8,019	3,564	3,038	1,634	*31,695
Securities which were borrowed or bought under agreement to resell	100	-	-	-	28	-	128
Credit to the public[2]	101,895	*58,743	29,451	8,687	11,936	481	*211,193
Credit to governments	1	41	256	-	-	-	298
Investments in equity basis investees	-	-	-	-	-	658	658
Buildings and equipment	-	-	-	-	-	3,972	3,972
Other assets	5,032	734	2,652	538	1,250	461	10,667
Total assets	126,498	63,168	71,970	15,133	16,934	7,206	300,909
Liabilities							
Deposits from the public	114,431	23,215	64,253	15,112	9,463	481	226,955
Deposits from banks	5,221	1,032	2,854	588	336	-	10,031
Deposits from the Government	54	1,641	133	-	-	-	1,828
Securities which were lent or sold under agreements to repurchase	-	-	-	-	208	-	208
Debentures and subordinated notes	718	15,944	2,202	125	122	-	19,111
Other liabilities	15,367	2,732	2,793	654	1,324	357	23,227
Total liabilities	135,791	44,564	72,235	16,479	11,453	838	281,360
Excess of assets (liabilities)	(9,293)	18,604	(265)	(1,346)	5,481	6,368	19,549
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	80	(80)	-		
Effect of non hedging derivatives:							
Derivative instruments (not including options)	16,138	(14,669)	1,696	1,371	(4,536)	-	
Options in the money, net (in terms of underlying asset)	1,252	-	(1,493)	(102)	343		
Options out of the money, net (in terms of underlying asset)	(89)	-	519	(108)	(322)		
Total	8,008	3,935	537	(265)	966	6,368	
Options in the money, net (nominal present value)	1,059	-	(1,337)	(186)	464		
Options out of the money, net (nominal present value)	12	-	1,783	(306)	(1,489)		

* Reclassified.
** Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 5
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

	as at December 31, 2008						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. Dollar	Euro	Other	Non-monetary items*	Total
Assets							
Cash on hand and deposits with banks	10,371	182	25,374	1,329	1,334	-	38,590
Securities	11,104	2,469	6,055	3,138	2,058	1,833	26,657
Credit to the public[2]	109,348	57,213	36,276	9,171	10,037	55	222,100
Credit to governments	1	30	239	-	-	-	270
Investments in equity basis investees	-	-	-	-	-	480	480
Buildings and equipment	-	-	-	-	-	3,905	3,905
Other assets	2,756	949	8,486	554	1,697	403	14,845
Total assets	133,580	60,843	76,430	14,192	15,126	6,676	306,847
Liabilities							
Deposits from the public	117,016	22,074	65,998	15,352	6,458	55	226,953
Deposits from banks	2,488	2,371	2,261	814	264	-	8,198
Deposits from the Government	43	1,461	153	-	-	-	1,657
Securities which were lent or sold under agreements to repurchase	-	-	-	-	237	-	237
Debentures and subordinated notes	1,144	16,996	2,437	129	112	-	20,818
Other liabilities	15,725	849	10,186	708	1,965	326	29,759
Total liabilities	136,416	43,751	81,035	17,003	9,036	381	287,622
Excess of assets (liabilities)	(2,836)	17,092	(4,605)	(2,811)	6,090	6,295	19,225
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	91	(91)	-		
Effect of non hedging derivatives:							
Derivative instruments (not including options)	13,699	(15,548)	4,866	2,537	(5,554)	-	
Options in the money, net (in terms of underlying asset)	726	-	(1,208)	185	297		
Options out of the money, net (in terms of underlying asset)	34	(1)	181	(68)	(146)		
Total	11,623	1,543	(675)	(248)	687	6,295	
Options in the money, net (nominal present value)	875	-	(1,448)	233	340	-	
Options out of the money, net (nominal present value)	1,548	-	(624)	(735)	(189)	-	

* Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated

	June 30		December 31
	2009	2008	2008
	Unaudited		Audited
A. Off-balance sheet financial instruments:			
Contract balances or nominal amounts - Transactions, the balance of which represents a credit risk:			
(1) Documentary credit	**1,131**	1,316	1,636
(2) Credit guarantees	**10,175**	13,085	10,785
(3) Guarantees to purchasers of apartments	**8,059**	7,373	7,590
(4) Other guarantees and liabilities	**16,066**	11,670	13,568
(5) Unutilized credit facilities for credit cards	**32,238**	*30,296	*28,995
(6) Unutilized revolving debitory facilities	**64,011**	63,548	69,374
(7) Irrevocable obligations to grant credit, which has been approved but is yet undrawn	**27,995**	33,792	28,400
(8) Obligations to issue guarantees	**2,782**	3,663	3,219
B. Contingent liabilities and other special commitments:			
(1) Construction and purchase of buildings and equipment	**41**	33	97
(2) Rent payable in future years for buildings and equipment in respect of commitments for periods longer than three years after balance sheet date:			
First year	**58**	75	90
Second year	**59**	75	91
Third year	**59**	75	91
Fourth year	**55**	71	86
Fifth year	**49**	63	77
Over five years	**387**	446	562
Total rent for buildings and equipment	**667**	805	997

* Restated.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates:

a. Notional value of derivative instruments

	June 30, 2009					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	**9,858**	-	-	-	**9,858**
Total hedging derivatives	-	**9,858**	-	-	-	**9,858**
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	**3,216**				**3,216**
2. ALM derivatives*,**						
Futures contracts	-	**10,174**	**296**	-	-	**10,470**
Forward contracts	**14,084**	**43,177**	**67,321**	**62**	**1,580**	**126,224**
Other option contracts						
Options bought	-	-	**279**	-	-	**279**
Swaps	-	**116,532**	**18,333**	-	-	**134,865**
Total ALM derivatives	**14,084**	**169,883**	**86,229**	**62**	**1,580**	**271,838**
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	**62,911**				**62,911**

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
a. Notional value of derivative instruments (continued)

	June 30, 2009					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
3. Other derivatives*						
Futures contracts	-	**47**	-	-	-	**47**
Forward contracts	-	-	**4,862**	-	**235**	**5,097**
Option contracts traded on an exchange						
Options written	-	-	**1,149**	**4,786**	-	**5,935**
Options bought	-	-	**1,155**	**4,786**	-	**5,941**
Other option contracts						
Options written	-	**6,635**	**28,937**	**6,102**	**171**	**41,845**
Options bought	-	**6,690**	**27,164**	**1,314**	**171**	**35,339**
Swaps	-	**2,400**	**142**	**1,277**	-	**3,819**
Total other derivatives	-	**15,772**	**63,409**	**18,265**	**577**	**98,023**
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					**1,523**	**1,523**
Credit derivatives for which the banking corporation is a beneficiary					**216**	**216**
Spot swap foreign currency contracts			**27,138**			**27,138**
Total nominal value	**14,084**	**195,513**	**176,776**	**18,327**	**3,896**	**408,596**

* Except for credit derivatives and foreign currency spot swap contracts.

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
b. Gross fair value of derivative instruments

	June 30, 2009					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	-	**155**	-	-	-	**155**
Gross negative fair value	-	**218**	-	-	-	**218**
2. ALM derivatives*,**						
Gross positive fair value	**62**	**3,238**	**1,334**	**3**	**26**	**4,663**
Gross negative fair value	**182**	**3,983**	**2,911**	**3**	**24**	**7,103**
3. Other derivatives*						
Gross positive fair value	-	**98**	**832**	**482**	**13**	**1,425**
Gross negative fair value	-	**107**	**759**	**448**	**13**	**1,327**
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor:						
Gross negative fair value					**154**	**154**
Credit derivatives for which the banking corporation is a beneficiary:						
Gross negative fair value					**1**	**1**
Total gross positive fair value	**62**	**3,491**	**2,166**	**485**	**39**	**6,243**
Total gross negative fair value	**182**	**4,308**	**3,670**	**451**	**192**	**8,803**

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments

	June 30, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	15,707	140	-	-	15,847
Total hedging derivatives	-	15,707	140	-	-	15,847
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	5,415	-	-	-	5,415
2. ALM derivatives*,**						
Futures contracts	-	2,320	1,073	-	-	3,393
Forward contracts	8,117	44,390	72,530	41	2,734	127,812
Option contracts traded on an exchange						
Options written	-	-	17	-	-	17
Options bought	-	-	17	-	-	17
Other option contracts						
Options bought	-	436	267	-	-	703
Swaps	-	95,392	13,202	-	-	108,594
Total ALM derivatives	8,117	142,538	87,106	41	2,734	240,536
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	50,270				50,270

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments (continued)

	June 30, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
3. Other derivatives*						
Futures contracts	-	453	-	-	-	453
Forward contracts	-	-	8,811	302	-	9,113
Option contracts traded on an exchange						
Options written	-	-	986	7,339	-	8,325
Options bought	-	-	992	7,339	-	8,331
Other option contracts						
Options written	-	6,349	47,313	8,997	3,039	65,698
Options bought	-	6,017	47,204	2,177	3,039	58,437
Swaps	-	2,962	1,519	2,642	-	7,123
Total other derivatives	-	15,781	106,825	28,796	6,078	157,480
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	377				377
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					3,454	3,454
Credit derivatives for which the banking corporation is a beneficiary					536	536
Spot swap foreign currency contracts			14,712			14,712
Total nominal value	8,117	174,026	208,783	28,837	12,802	432,565

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
b. Gross fair value of derivative instruments

	June 30, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	-	115	-	-	-	115
Gross negative fair value	-	337	59	-	-	396
2. ALM derivatives*,**						
Gross positive fair value	3	1,522	2,768	4	239	4,536
Gross negative fair value	253	1,439	3,494	12	238	5,436
3. Other derivatives*						
Gross positive fair value	-	55	1,613	630	210	2,508
Gross negative fair value	-	74	1,651	497	210	2,432
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor:						
Gross positive fair value					2	2
Gross negative fair value					165	165
Credit derivatives for which the banking corporation is a beneficiary:						
Gross positive fair value					4	4
Gross negative fair value					1	1
Total gross positive fair value	3	1,692	4,381	634	455	7,165
Total gross negative fair value	253	1,850	5,204	509	614	8,430

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

a. Notional value of derivative instruments

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Swaps	-	11,179	140	-	-	11,319
Total	-	11,179	140	-	-	11,319
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	2,287				2,287
2. ALM derivatives*,**						
Futures contracts	-	4,376	307	-	-	4,683
Forward contracts	13,184	42,202	73,501	34	4,883	133,804
Option contracts traded on an exchange						
Options written	-	-	19	-	-	19
Options bought	-	-	19	-	-	19
Other option contracts						
Options bought	-	296	294	-	-	590
Swaps	-	115,351	16,640	-	-	131,991
Total ALM derivatives	13,184	162,225	90,780	34	4,883	271,106
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	57,021				57,021

* Except for credit derivatives and foreign currency spot swap contracts.

** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
a. Notional value of derivative instruments (continued)

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
3. Other derivatives*						
Futures contracts	-	285	-	-	-	285
Forward contracts	-	-	6,837	136	-	6,973
Option contracts traded on an exchange						
Options written	-	-	1,073	4,010	-	5,083
Options bought	-	-	1,074	4,010	-	5,084
Other option contracts						
Options written	-	7,549	35,967	8,290	5,214	57,020
Options bought	-	7,215	35,624	2,452	5,214	50,505
Swaps	-	2,848	109	2,824	-	5,781
Total other derivatives	-	17,897	80,684	21,722	10,428	130,731
Of which interest rate swaps contracts in which the banking corporation has agreed to pay a fixed interest rate	-	(76)				(76)
4. Credit derivatives and spot swap foreign currency contracts						
Credit derivatives for which the banking corporation is a guarantor					2,164	2,164
Credit derivatives for which the banking corporation is a beneficiary					209	209
Spot swap foreign currency contracts			14,383			14,383
Total nominal value	13,184	191,301	185,987	21,756	17,684	429,912

* Except for credit derivatives and foreign currency spot swap contracts.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):
b. Gross fair value of derivative instruments

	December 31, 2008					
	Interest contracts		Foreign currency contracts	Share related contracts	Commodity and other contracts	Total
	NIS-CPI	Other				
1. Hedging derivatives*						
Gross positive fair value	-	203	-	-	-	203
Gross negative fair value	-	257	49	-	-	306
2. ALM derivatives*,**						
Gross positive fair value	226	4,553	1,986	4	447	7,216
Gross negative fair value	110	5,411	3,848	4	440	9,813
3. Other derivatives*						
Gross positive fair value	-	336	2,856	384	847	4,423
Gross negative fair value	-	353	2,806	274	847	4,280
4. Credit derivatives						
Credit derivatives for which the banking corporation is a guarantor						
Gross negative fair value					442	442
Credit derivatives for which the banking corporation is a beneficiary						
Gross positive fair value					1	1
Total gross positive fair value	226	5,092	4,842	388	1,295	11,843
Total gross negative fair value	110	6,021	6,703	278	1,729	14,841

* Except for credit derivatives.
** Derivatives constituting part of the Bank's assets and liabilities management, that have not been designated for hedging relationships.

as at June 30, 2009 (in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

c. Credit risk in respect of derivative instruments, according to transaction counterparty

	June 30, 2009					
	Unaudited					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
Positive gross fair value of derivative instruments(1)	**409**	**3,251**	**442**	**-**	**2,141**	**6,243**
Less: netting agreements	**-**	**-**	**-**	**-**	**651**	**651**
Balance sheet balances of assets deriving from derivative instruments(2)	**409**	**3,251**	**442**	**-**	**1,490**	**5,592**
Off balance sheet credit risk in respect of derivative instruments(3)	**5**	**20,207**	**3,118**	**148**	**10,718**	**34,196**
Total credit risk in respect of derivative instruments	**414**	**23,458**	**3,560**	**148**	**12,208**	**39,788**

	June 30, 2008					
	Unaudited					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
Positive gross fair value of derivative instruments(1)	401	3,652	811	1	2,300	7,165
Balance sheet balances of assets deriving from derivative instruments(2)	401	3,652	811	1	2,300	7,165
Off balance sheet credit risk in respect of derivative instruments(3)	-	20,801	3,543	175	10,028	34,547
Total credit risk in respect of derivative instruments	401	24,453	4,354	176	12,328	41,712

(1) Of which positive gross value of embedded derivative instruments is NIS 26 million. (June 30, 2008: NIS 54 million, December 31, 2008: NIS 36 million).

(2) Of which the balance sheet balance of freestanding derivative instruments is NIS 5,566 million included in other assets. (June 30, 2008: NIS 7,111 million, December 31, 2008: NIS 11,807 million).

(3) Off balance sheet credit risk in respect of derivative instruments (including derivative instruments with negative value) as calculated for the purpose of restrictions on the liability of a single borrower.

(in millions of NIS)

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

C. Derivative financial instruments - Volume, credit risks and maturity dates (continued):

c. Credit risk in respect of derivative instruments, according to transaction counterparty (continued)

	December 31, 2008					
	Audited					
	Exchanges	Banks	Dealers/ Brokers	Governments and central banks	Others	Total
Positive gross fair value of derivative instruments[1]	163	5,956	708	-	5,016	11,843
Balance sheet balances of assets deriving from derivative instruments[2]	163	5,956	708	-	5,016	11,843
Off balance sheet credit risk in respect of derivative instrumenst[3]	-	21,337	2,450	193	11,645	35,625
Total credit risk in respect of derivative instruments	163	27,293	3,158	193	16,661	47,468

(1) Of which positive gross value of embedded derivative instruments is NIS 26 million. (June 30, 2008: NIS 54 million, December 31, 2008: NIS 36 million).
(2) Of which the balance sheet balance of freestanding derivative instruments is NIS 5,566 million included in other assets. (June 30, 2008: NIS 7,111 million, December 31, 2008: NIS 11,807 million).
(3) Off balance sheet credit risk in respect of derivative instruments (including derivative instruments with negative value) as calculated for the purpose of restrictions on the liability of a single borrower.

d. Maturity dates (Notional value amounts):

	June 30, 2009				
	Unaudited				
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	Over 5 years	Total
Interest rate contracts					
NIS-CPI	**3,212**	**4,550**	**6,253**	**69**	**14,084**
Other	**43,108**	**44,577**	**63,014**	**44,814**	**195,513**
Currency contracts	**105,506**	**52,378**	**10,185**	**8,707**	**176,776**
Share related contracts	**11,147**	**1,314**	**5,245**	**621**	**18,327**
Commodity and other contracts (including credit derivatives)	**2,449**	**608**	**839**	**-**	**3,896**
Total	**165,422**	**103,427**	**85,536**	**54,211**	**408,596**
	June 30, 2008				
	Unaudited				
Total	177,642	134,088	62,671	58,164	432,565
	December 31, 2008				
	Audited				
Total	198,026	95,226	78,226	58,434	429,912

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

D. Legal Claims

The Bank Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including petitions to certify class actions, taken against it by its customers, former customers, and various third parties, who deem themselves injured or harmed by the Bank Group's operations during the normal course of its business. The causes of the claims against the Bank Group are various and wide-ranging. In the opinion of the Bank's Board of Management, based on legal opinions with regard to the likely outcome of pending claims, including petitions to certify class actions, the financial statements include sufficient provisions, in accordance with generally accepted accounting principles, to cover possible damages resulting from all claims, where such provisions are necessary.

The additional exposure in respect of claims filed against the Bank Group on various matters that have a "reasonably possible" chance of materialization amounts to approximately NIS 130 million as at June 30, 2009.

A. For details concerning claims and petitions to certify claims as class actions in material amounts, see Note 21C(3)(a) to the Financial Statements as at December 31, 2008.

As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the Bank Group relative to the description in the aforesaid Financial Statements, except for the following:

1. On April 27, 2009, a claim statement and a petition to certify and administer the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael Ltd., Discount Bank Ltd., Mizrahi-Tefahot Bank Ltd., and First International Bank of Israel Ltd., in the amount of NIS 1 billion.

The claimants, who claim to be customers of the respondent banks, are attempting to attribute to the respondents a restrictive arrangement concerning fee rates. According to the claimants, due to the coordinated policies of the respondent banks, which they allege were characterized by prohibited cooperation between them and by the intentional, systematic exchange of information, competition in the market was allegedly impaired, and the respondent banks were able to maintain a uniform (and high) level of fees, such that the respondents and the members of the group which they seek to represent paid excessive prices for the services they received.

The claim is based on a determination pursuant to Section 43(A)(1) of the Restrictive Trade Practices Law, 1988, issued by the Antitrust Commissioner, entitled "Regarding: Restrictive arrangements between Bank Hapoalim, Bank Leumi, Discount Bank, Mizrahi Bank, and FIBI concerning the transfer of information pertaining to fees" (hereinafter: the "Determination").

According to the claimants, the amount of the claim was determined according to an estimated calculation only, and for the purpose of placing it within the material jurisdiction of the District Court.

2. On March 3, 2009, an originating summons was filed with the District Court of Tel-Aviv-Jaffa against the Bank in a petition for a declaratory judgment, according to which the Bank is holding funds in the amount of USD 1.3 billion (approximately NIS 5 billion) which are owed to the claimants, as of February 6, 2007, in accounts maintained under their names with a branch of the Bank, unlawfully and without the claimants' consent.

According to the claimants, two accounts were opened under their names with a branch of the Bank (hereinafter: the "Accounts"), and various sums were transferred to these Accounts through Swift, in several transfers, in a total amount of USD 1.3 billion. The claimants allege that on February 22, 2007, all of the transfers successfully appeared in the Accounts; however, since that time the Bank has refused to provide them with information concerning the Accounts.

In addition to the declaratory remedy, the claimants are petitioning the Court to require the Bank to give them detailed account statements regarding the Accounts.

Prior to the originating summons, the claimants contacted the Bank, and the matter was examined by Internal Audit at the Bank, in cooperation with the Swift company. The examination indicated that the documents presented by the claimants, which allegedly document certifications of the transfer of funds from overseas through Swift, are forged, and that no funds whatsoever were received in favor of the claimants in any account at the Bank. The Bank has also filed a complaint with the police against the claimants on the suspicion of serious offences of fraud and forgery.

3. A claim and a petition to certify the claim as a class action are pending against the Bank, which were filed with the District Court of Tel-Aviv-Jaffa on May 14, 2008 against the Bank and against Bank Leumi LeIsrael Ltd., as detailed in Note 21C(3)(b)6 to the Financial Statements as at December 31, 2008. The amount of the class action stipulated in the claim statement is NIS 3.4 billion.

The cause of the claim is the non-payment of interest on positive balances in customers' current accounts at the respondent banks. The claimant alleges in the claim that billions of shekels are deposited each day in customers' accounts at the respondent banks, which do not generate any interest for their owners, despite the fact that, according to the claimant, the respondent banks make use of these funds, lend them, invest them, and reap profits from them, acquiring unjust enrichment at the expense of their customers. The claimant argues that the respondent banks must credit their customers with interest on positive balances, just as they charge interest for every day on which the accounts have a negative balance, also pursuant to the Trust Law and the Guards Law.

According to the claimant, the respondent banks are engaging in monopolistic conduct; violating the provisions of the Banking Ordinance, 1941 and the Banking Order (Inactive Deposits), 2000, enacted under its power; and the Bank is also violating the disclosure duty established in the Banking Law (Service to Customers), 1981.

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

D. Legal Claims (continued)

4. A claim and a petition to certify and administer the claim as a class action are pending against the Bank, which were filed on August 4, 2008 with the District Court of Jerusalem against the Bank and against Poalim Mutual Funds Ltd. (the "Manager"), a company under the control of the Bank which managed mutual funds; Almagor-Breitman Trusts Ltd.; and the Israel Securities Authority as a formal respondent, as detailed in Note 21C(3)(b)3 to the Financial Statements as at December 31, 2008. The amount of the class action stipulated in the claim statement is approximately NIS 834 million.
The claimant alleges that the consideration received from the transfer of control, administration, and trusteeship of assets of mutual funds from the Manager to other management companies belongs to the mutual funds and to the owners of units in the mutual funds, and not to any of the defendants who received such consideration.

5. A claim and a petition to certify and administer the claim as a class action are pending against the Bank, which were filed on August 4, 2008 with the District Court of Jerusalem against the Bank and against Kovetz Provident Funds Management Company Ltd. and Gad Gmulim Provident Funds Management Company Ltd. (the "Managers"), both companies under the control of the Bank which managed provident funds, and against the Supervisor of the Capital Market and Insurance at the Ministry of Finance as a formal respondent, as detailed in Note 21C(3)(b)4 to the Financial Statements as at December 31, 2008. The amount of the class action stipulated in the claim statement is approximately NIS 1,270,000,000.
The claimants allege that the consideration received from the transfer of control of the assets of provident funds from the Managers to other management companies, as required pursuant to the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market in Israel (Legislative Amendments), 2005, belongs to the provident funds and their members, and not to any of the defendants who received such consideration.

6. A claim and a petition to certify and administer the claim as a class action are pending against the Bank, which were filed on June 30, 2008 with the District Court of Tel-Aviv-Jaffa against the Bank, Bank Leumi LeIsrael Ltd., and Israel Discount Bank Ltd., in the amount of NIS 3 billion, as detailed in Note 21C(3)(b)5 to the Financial Statements as at December 31, 2008.
The cause of the claim, according to the claimants, is binding arrangements allegedly made by the respondent banks over a consecutive period of approximately ten years, or more, allegedly based on coordination of prices of various operational fees collected by the respondent banks from their private customers during the period relevant to the claim. The claim statement alleges that the respondent banks coordinated the timing of increases and/or reductions of fee prices as well as the rates of the fees, and that as a result, the claimants and the members of the group which they seek to represent paid an unfair, unreasonable, uneconomic price that was substantially higher than the price which they would have paid under conditions of free competition. The claimants allege that the banks thereby obtained unjust enrichment at the expense of their customers.

B. Also pending against the Bank are claims, including petitions to certify class actions, as detailed below. In the opinion of the Bank's Board of Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On October 7, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel Aviv against Isracard. The amount of the personal claim stated in the claim statement is NIS 87, and the amount of the class-action suit "cannot be estimated at this stage," according to the claimant.
Claimant No. 1 (the "Claimant"), who is the holder of a credit card issued by Isracard, alleges that when he sought to pay his National Insurance fees at the Postal Bank, he was obliged to make the payment via a "Credit" transaction, which entails taking a loan from Isracard. According to the claimant, by this action Isracard violated the prohibition on making a service contingent upon another service, established in the Banking Law (Service to Customers), 1981.
The Claimant (and another claimant who holds a credit card issued by Leumi Card Ltd.) seek to represent holders of credit cards issued by Isracard who "borrowed money from the respondents because the respondents required them to do so as a condition of making a particular payment by credit card." The remedy requested is to allow customers who were not interested in such a loan to cancel the loan contract, while refunding any payments made to Isracard in respect of this contract, including the interest and fee paid to Isracard.
Following submission of Isracard's response, and in light of this response, the representatives of the claimants decided to withdraw from the petition for class-action status and they filed a withdrawal motion which has been approved by the court.

2. On September 28, 2008, a claim and a petition to certify and administer the claim as a class action in the amount of approximately NIS 672 million were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael Ltd., Bank Otsar Hahayal, Israel Discount Bank Ltd., and Effective Investment Portfolio Management Ltd. as a formal respondent.
The cause of the claim, according to the claimants, is a fee unlawfully collected by the respondent banks from customers who trade in the market in "options on the TA-25 index" through independent portfolio managers such as the formal respondent. This fee, known as the "realization fee," is allegedly charged in secrecy, in addition to the buying and selling fees of the options, which are known and disclosed, in contravention of the agreement and of any lawful right.

Note 6
Contingent Liabilities and Special Commitments - Consolidated (continued)

D. Legal Claims (continued)

3. On April 29, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against directors, the former CEO, and controlling shareholders of the Bank. The class action suit did not stipulate an amount.

The claimant alleges that the defendants violated the provisions of the Securities Law and the regulations enacted on the basis thereof, by unlawfully failing to publish, on the required date according to the claimant (August 30, 2007), the full material information regarding the condition of the Bank, in all matters related to the Bank's investments in financial instruments and its consequent exposure to risks (hereinafter: the "Information Regarding the Bank's Investments").

The claim concerns the monetary damages caused, according to the claimant, to the claimant himself and to the other members of the group, as a result of the fact that they purchased shares of the Bank during the period from September 1, 2007 to January 10, 2008 (hereinafter: the "Determinant Period"), without possessing the Information Regarding the Bank's Investments. According to the claimant, the price of the Bank's share gradually decreased during the Determinant Period on each date when Information Regarding the Bank's Investments was released to the public, and decreased at a total rate of approximately 9% during the Determinant Period. As a result, he claims that the members of the group paid an excessive price for the shares which they purchased, which they would not have had to pay, if the defendants had made public the full Information Regarding the Bank's Investments at the appropriate time. On November 11, 2008, the court decided to approve an agreement reached between the claimant and the defendants to expunge the directors, the former CEO, and the controlling shareholders of the Bank from the claim.

Due to the fact that the class action suit does not specify an amount, in the opinion of the Board of Management of the Bank, based on a legal opinion, at this stage it is not possible to estimate the chances of the suit; therefore, no provision was recorded in respect thereto.

4. With regard to the third-party complaints filed with the court in New York, mentioned in Note 21C(3)(b)8 to the Financial Statements as at December 31, 2008, the court in New York accepted the Bank's position and dismissed in limine all of the third-party complaints filed by Arab Bank against the Bank and others.

(in millions of NIS)

Note 7
Profit (loss) from Financing Activities Before Provision for Doubtful Debts

	Three months ended June 30		Six months ended June 30	
	2009	2008	**2009**	2008
A. In respect of assets*:				
From credit to the public	**1,401**	880	**7,185**	1,331
From credit to governments	**(30)**	(12)	**8**	(34)
From deposits with banks	**(1,209)**	(1,096)	**717**	(2,458)
From deposits with the Bank of Israel and from cash	**(36)**	(143)	**1,035**	(285)
From securities which were borrowed or bought under agreements to resell	**-**	(20)	**(1)**	(66)
From debentures****	**(112)**	(1,204)	**732**	(2,308)
From other assets	**34**	(3)	**56**	2
	48	(1,598)	**9,732**	(3,818)
B. In respect of liabilities*:				
On deposits from the public	**2,902**	3,769	**(4,610)**	7,260
On deposits from the Government	**(28)**	(53)	**(48)**	(68)
On deposits from the Bank of Israel	**-**	(22)	**-**	(38)
On deposits from banks	**(82)**	56	**(383)**	500
On securities which were lent or sold under agreements to repurchase	**3**	73	**(3)**	160
On debentures and subordinated notes	**(679)**	(653)	**(1,133)**	(805)
On other liabilities	**12**	20	**(10)**	56
	2,128	3,190	**(6,187)**	7,065
C. In respect of derivative instruments and hedging activities:				
Ineffective part in hedging relations**	**1**	9	**1**	9
Net income in respect of ALM derivative instruments***	**(650)**	47	**(1,294)**	(310)
Net income in respect of other derivative instruments	**293**	118	**314**	35
	(356)	174	**(979)**	(266)

* Including effective component in hedging relations.
** Ineffectiveness deriving from fair value hedges.
*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations
**** Includes interest and positive (and negative) exchange rate differentials resulting from mortgage backed securities (MBS) during the period January-June 2009 in the amount of NIS 26 million. (January-June 2008: NIS (1,364) million). During the period April-June 2009, NIS (15) million (April-June 2008: NIS (446) million).

(in millions of NIS)

Note 7
Profit (loss) from Financing Activities Before Provision for Doubtful Debts (continued)

	Three months ended June 30		Six months ended June 30	
	2009	2008	**2009**	2008
D. Other*:				
Commissions from financing transactions	**85**	71	**159**	142
Profits (losses) from sale of debentures available for sale, net	**(27)**	(25)	**(11)**	(3,579)
Realized and unrealized profits from adjustments to fair value of debentures held for trading, net	**(12)**	(9)	**(6)**	10
Other financing income	**93**	204	**229**	389
Other financing expenses	**(4)**	(64)	**(10)**	(12)
	135	177	**361**	(3,050)
Total profit (loss) from financing activities before provision for doubtful debts	**1,955**	1,943	**2,927**	(69)
Of which, exchange rate differences, net	**270**	(434)	**123**	(557)
E. Details of net effect of hedging derivative instruments on profit (loss) from financing activities:				
Financing income in respect of assets	**120**	24	**135**	1
Financing income (expenses) from liabilities	**(104)**	(226)	**77**	(11)

* Including effective component in hedging relations.

Note 8
Profits (losses) from Investments in Shares, net

	For the three months period ended June 30		For the six months period ended June 30	
	2009	2008	**2009**	2008
Profit from the sale of shares available for sale	**3**	78	**3**	81
Losses from the sale of shares available for sale(1)	**(1)**	(89)	**(3)**	(99)
Realized and unrealized profits (losses) from adjustments to the fair value of shares held for trading, net	**2**	(3)	**8**	(2)
Dividend from shares available for sale and held for trading	**43**	38	**43**	41
Total profits (losses) from investmenst in shares, net	**47**	24	**51**	21

(1) Including provision for decline in value.

(in millions of NIS)

Note 9
Operating Segments Information

	Three months ended June 30, 2009							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	**595**	**1,883**	**506**	**334**	**336**	**(1,699)**	**-**	**1,955**
- Inter-segmental	**(195)**	**(1,650)**	**(290)**	**(175)**	**335**	**1,975**	**-**	**-**
Operating and other income:								
- From externals	**314**	**357**	**130**	**45**	**178**	**2**	**205**	**1,231**
- Inter-segmental	**(14)**	**(49)**	**(13)**	**(7)**	**3**	**-**	**80**	**-**
Total income	**700**	**541**	**333**	**197**	**852**	**278**	**285**	**3,186**
Provision for doubtful debts	**63**	**14**	**88**	**55**	**318**	**-**	**-**	**538**
Net profit	**20**	**62**	**15**	**39**	**223**	**10**	**13**	**382**
Return on equity*	**2.7%**	**19.1%**	**4.9%**	**13.5%**	**14.5%**	**0.8%**		**8.3%**

	Six months ended June 30, 2009							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	**868**	**(1,438)**	**258**	**420**	**4,740**	**(1,921)**	**-**	**2,927**
- Inter-segmental	**(43)**	**1,957**	**171**	**(91)**	**(3,472)**	**1,478**	**-**	**-**
Operating and other income:								
- From externals	**609**	**721**	**258**	**86**	**308**	**10**	**401**	**2,393**
- Inter-segmental	**(26)**	**(98)**	**(27)**	**(12)**	**3**	**-**	**160**	**-**
Total income (expenses)	**1,408**	**1,142**	**660**	**403**	**1,579**	**(433)**	**561**	**5,320**
Provision for doubtful debts	**126**	**28**	**136**	**86**	**476**	**-**	**-**	**852**
Net profit (loss)	**56**	**155**	**53**	**94**	**475**	**(428)**	**19**	**424**
Return on equity*	**3.8%**	**23.6%**	**8.7%**	**16.2%**	**15.3%**	**(16.5%)**		**4.5%**

* Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

(in millions of NIS)

Note 9
Operating Segments Information (continued)

	Year ended December 31, 2008							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	3,329	(296)	1,376	1,387	4,137	(6,677)	-	3,256
- Inter-segmental	(1,359)	1,616	(395)	(880)	(2,431)	3,449	-	-
Operating and other income:								
- From externals	1,392	1,520	560	176	311	41	655	4,655
- Inter-segmental	(50)	(168)	(52)	(26)	(2)	-	298	-
Total income	3,312	2,672	1,489	657	2,015	(3,187)	953	7,911
Provision for doubtful debts	206	59	189	119	947	-	-	1,520
Net profit	567	463	256	95	240	(2,590)	74	(895)
Return on equity*	20.6%	32.8%	25.1%	9.0%	4.0%	(49.0%)		(4.8%)

* Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

(in millions of NIS)

Note 9
Operating Segments Information (continued)

	Three months ended June 30, 2008*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	1,139	1,259	567	346	265	(1,633)	-	1,943
- Inter-segmental	(626)	(1,016)	(332)	(189)	306	1,857	-	-
Operating and other income:								
- From externals	366	370	138	42	50	78	161	1,205
- Inter-segmental	(13)	(44)	(12)	(7)	(1)	-	77	-
Total income	866	569	361	192	620	302	238	3,148
Provision for doubtful debts	43	9	75	25	100	-	-	252
Net profit	125	65	55	54	232	63	-	594
Return on equity**	20.3%	19.8%	25.5%	24.5%	17.3%	5.1%		13.8%

	Six months ended June 30, 2008*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
Profit (loss) from financing activities before provision for doubtful debts								
- From externals	1,976	2,780	1,185	692	407	(7,109)	-	(69)
- Inter-segmental	(978)	(2,184)	(696)	(482)	382	3,958	-	-
Operating and other income:								
- From externals	760	802	288	90	181	75	293	2,489
- Inter-segmental	(28)	(88)	(25)	(13)	(2)	-	156	-
Total income	1,730	1,310	752	287	968	(3,076)	449	2,420
Provision for doubtful debts	74	14	109	67	20	-	-	284
Net profit	395	280	133	25	377	(2,196)	13	(973)
Return on equity**	31.7%	43.1%	29.9%	5.2%	13.5%	(67.4%)		(10.3%)

* Reclassified.
** Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

Note 10
Taxes on Income

A. The Value Added Tax Order (Tax Rate on Non-Profit Organizations and Financial Institutions), Temporary Order, 2009, published in the Official Gazette of the Israeli Government on July 1, 2009, states that during the period from July 1, 2009 to December 31, 2010, the rate of wage tax and profit tax imposed on financial institutions shall be 16.5%, instead of 15.5% (hereinafter: the "Amendment").
Pursuant to the Amendment, the new rate of wage tax will be 16.5%, applicable in the tax years 2009 and 2010 to wages paid for labor from July 2009 forward. The new profit tax rate will apply to half of the profit in 2009. Thus, the rate of profit tax in 2009 will be 16%, while in 2010 the rate of profit tax will be 16.5%.
As a result, the weighted tax rates (including profit tax imposed on income) applicable to the Bank's income will increase, as follows: 36.21% in 2009, and 35.62% in 2010.
Due to the fact that the Amendment was actually completed during the reported period, the current taxes and deferred taxes as at June 30, 2009 were calculated in accordance with the amended tax rates.
The effect of the change for the six-month and three-month periods ended on June 30, 2009 is immaterial.
B. On July 25, 2005, the Knesset passed Income Tax Ordinance Amendment Law (No. 147), 2005, which set forth, among other matters, a gradual reduction of the rate of corporation tax, to 25% from the tax year 2010 forward.
On July 14, 2009, the Knesset passed the Improved Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for 2009 and 2010), 2009, which set forth, among other matters, an additional gradual reduction of the rate of corporation tax, to 18% from the tax year 2016 forward.
Subsequent to the aforesaid amendments, the statutory tax rates applied to the Bank were changed, and are now as follows: 36.21% in the tax year 2009, 35.62% in the tax year 2010, 34.20% in the tax year 2011, 33.33% in the tax year 2012, 32.47% in the tax year 2013, 31.60% in the tax year 2014, 30.74% in the tax year 2015, and 29.00% from the tax year 2016 forward.
Due to the fact that the amendment was actually completed after the balance-sheet date, the effects of the said change in tax rates will be expressed in the financial statements for the third quarter of 2009.
According to estimates by the Bank, the effect of the change will increase tax expenses in the third quarter of 2009 by a total of approximately NIS 60 million.

Bank Hapoalim B.M.
Head Office 50 Rothschild Blvd.
Tel Aviv 66883, Israel
Tel. 972 3 5673333
Fax. 972 3 5607028
www.bankhapoalim.com


bank hapoalim

